THE PROGRESSIVE CORPORATION

Notice of Annual Meeting of Shareholders and 2024 Proxy Statement including the 2023 Annual Report to Shareholders

CONTENTS



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Progressive Corporation (NYSE:PGR) will hold its Annual Meeting of Shareholders on Friday, May 10, 2024, at 10:00 a.m., eastern time. The meeting will be held by online audio webcast only. There will be no physical location for the meeting. You will be able to attend the Annual Meeting, vote, and submit your questions during the meeting via live audio-only webcast by visiting virtualshareholdermeeting.com/PGR2024. To participate in the Annual Meeting, you must have your 16-digit control number that is shown on your proxy card. You will not be able to attend the Annual Meeting in person.

At the Annual Meeting, shareholders will be asked to:

1. Elect as directors the 12 nominees identified in the attached Proxy Statement, each to serve for a term of one year;

2. Approve The Progressive Corporation 2024 Equity Incentive Plan;

3. Cast an advisory vote to approve our executive compensation program;

4. Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2024;

5. Act on a shareholder proposal, if properly presented; and

6. Transact such other business as may properly come before the meeting.

The foregoing items of business are described more fully in the Proxy Statement accompanying this Notice. Only shareholders of record of The Progressive Corporation at the close of business on March 15, 2024, are entitled to receive notice of and to vote at the meeting or any adjournment or postponement of the meeting.

Your vote is important. Whether or not you plan to participate in the meeting via the live audio-only webcast, please vote by Internet or telephone (following the instructions on the enclosed proxy card), or by completing and returning the proxy card in the enclosed postage-paid envelope. If you later choose to revoke your proxy or change your vote, you may do so by following the procedures described in the Proxy Statement's "Questions and Answers about the Annual Meeting and Voting" section.

By Order of the Board of Directors,

David M. Stringer, *Secretary*

March 25, 2024

**The Proxy Statement and the 2023 Annual Report to Shareholders
are also available at progressiveproxy.com**

A MESSAGE FROM THE BOARD OF DIRECTORS

March 25, 2024

To Progressive's shareholders:

Since 2020, Progressive has experienced very challenging business conditions resulting from the global pandemic, changing work patterns, global supply disruptions, and inflation, among other significant factors. In 2023, we continued to operate in a volatile environment. While our policies in force (PIFs) and net written premiums continued to grow significantly, our combined ratio, the commonly used measure of our profitability, came under pressure during the first part of the year. Progressive's core objective—to grow as fast as possible while preserving a 4% profit margin and serving customers well—demanded that quick and decisive actions be taken. The leadership team demonstrated great flexibility, cohesion, and grit in deciding what to do and executing well. Their efforts were successful. Despite disappointing profitability results in the first part of the year, the full year results met the guiding objectives, with companywide growth in PIFs and net written premiums of 9% and 20%, respectively, and a full year combined ratio of 94.9.

The Board of Directors is delighted not just with the results, which speak for themselves, but with the energy, optimism, and nimbleness displayed by the entire Progressive team during another challenging year.

I encourage you to read more about Progressive's extraordinary accomplishments in 2023 in the most recent letter from Progressive's Chief Executive Officer, Tricia Griffith, which accompanies our 2023 Annual Report. In addition to reviewing 2023 and sharing important information about Progressive's strategies and goals, Tricia's letter provides a window into Progressive's unique culture. We believe that culture not only supports the company's continuing efforts to attract, retain, and develop talented people, but is key to enabling all of Progressive's people to work together as a cohesive team to deliver exceptional results.

Continuing with the theme of culture, the Board continues to believe that Progressive's diversity, equity, and inclusion (DEI) efforts have been an important contributor to the company's performance. As Tricia explains in her letter, DEI at Progressive is about enabling every Progressive person to contribute fully, to connect and engage with their work and their colleagues, and to enjoy the vast professional opportunities that are available in Progressive's thriving business. We also believe it important, and differentiating, that Progressive rallies its people around well-defined common goals, including its Core Values and Purpose, its clearly defined profitability objective, and its annual Gainshare incentive program that is available to nearly every Progressive person. In challenging times such as 2023, our performance depends upon energizing all Progressive people to bring their unique capabilities to solve problems and execute on common business goals.

As a Board, we have regular opportunities to engage with Progressive's employees, including interaction with members of the employee resource groups, advisory councils, development programs, and leaders. We leave these interactions impressed with the caliber of Progressive people and the level of engagement, ownership, and pride they project in their work, culture, and organization. We have great confidence not just that Progressive's current leaders are focused on the right priorities, but that Progressive is investing wisely in building tomorrow's leaders. And while Progressive looks at engagement scores internally as its measure of workplace success, we believe the company's many workplace awards are a testament to its leading position as an employer of choice.

To ensure this extraordinary talent is well focused on delivering value to stakeholders, the Board also continues to be highly engaged in overseeing Progressive's business strategy and risk management. The Board recognizes its role and ongoing commitment to strong corporate governance practices, which we believe enhance long-term shareholder value. The Board, through its committees, oversees the company's financial reporting, investment activities, technology and cybersecurity risks, and environmental and social considerations. The committees receive regular updates regarding the changing regulatory landscape and we discuss related trends and opportunities both in committees and as a full Board. We continue to devote attention to climate-related challenges, and we regularly discuss with management climate change risk management broadly and Progressive's efforts toward carbon neutrality in particular.

Our Annual Meeting this year will be held virtually on May 10, 2024. We moved to virtual meetings during the pandemic and found it works well for our shareholders. We encourage you to attend. Even if you don't plan to attend the meeting, we hope you will review our proxy statement and vote your shares.

On behalf of the Board of Directors, I thank all of Progressive's over 61,000 employees for their coordinated and collaborative approach to challenges during 2023, and I thank you for your ongoing investment in The Progressive Corporation.

Lawton W. Fitt
Chairperson of the Board

THE PROGRESSIVE CORPORATION
PROXY STATEMENT
TABLE OF CONTENTS

THE PROGRESSIVE CORPORATION
PROXY STATEMENT

GENERAL INFORMATION REGARDING PROXY MATERIALS AND
THE ANNUAL MEETING OF SHAREHOLDERS

The Board of Directors (Board) of The Progressive Corporation (NYSE:PGR) (Progressive or Company) provides this Proxy Statement to you to solicit your proxy to act upon the matters outlined in the accompanying Notice of Annual Meeting of Shareholders, each described in more detail in this document.

The Annual Meeting will take place on Friday, May 10, 2024, at 10:00 a.m., eastern time, via a live audio-only webcast that is available at virtualshareholdermeeting.com/PGR2024. There will be no physical meeting location and the meeting will only be conducted via the live audio-only webcast to allow for greater participation by all of our shareholders, regardless of their geographic location. Your proxy also may be voted at any adjournment or postponement of the meeting.

The proxy card, this Proxy Statement, and Progressive's 2023 Annual Report to Shareholders will be mailed to shareholders beginning on or about March 25, 2024.

All proxies that are properly completed and submitted over the Internet or by telephone, and all properly executed written proxies, will be voted at the meeting in accordance with the directions given by the shareholder, unless the shareholder properly revokes their proxy before voting occurs at the meeting. If a shareholder executes and delivers their proxy card without directions on how to vote their shares, then the shares represented by the proxy card will be voted as recommended by the Board.

Only shareholders of record of The Progressive Corporation's common shares, $1.00 par value, at the close of business on March 15, 2024, the record date, are entitled to receive notice of and to vote at the meeting or any adjournment or postponement of the meeting. Each shareholder on the record date is entitled to one vote for each of our common shares held by the shareholder. On the record date, we had 585,698,431 common shares outstanding.

For additional information regarding the proxy materials and the Annual Meeting, see "Questions and Answers about the Annual Meeting and Voting" in this Proxy Statement.

> **WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, THE BOARD OF DIRECTORS STRONGLY ENCOURAGES YOU TO VOTE YOUR SHARES BY PROXY PRIOR TO THE MEETING. YOUR VOTE IS IMPORTANT. PLEASE FOLLOW THE VOTING INSTRUCTIONS CAREFULLY TO MAKE SURE THAT YOUR SHARES ARE VOTED APPROPRIATELY.**

PROXY STATEMENT SUMMARY

This summary highlights certain information contained in this Proxy Statement and includes a summary of our 2023 business performance and various business strategies. This summary also discusses our approach to environmental, social, and governance (ESG), human capital management, and stakeholder engagement efforts.

The Proxy Statement Summary does not contain all of the information you should consider when voting your shares. *Please read the entire Proxy Statement and Annual Report to Shareholders carefully before voting.* For additional information about how to vote your shares, including voting options and standards, see "Questions and Answers about the Annual Meeting and Voting" in this Proxy Statement.

VOTING MATTERS AND BOARD RECOMMENDATION

Item Number	Voting Matter	Board Recommendation
1	Elect as directors the 12 nominees identified in this Proxy Statement, each to serve for a term of one year	FOR each nominee
2	Approve The Progressive Corporation 2024 Equity Incentive Plan	FOR
3	Cast an advisory vote to approve our executive compensation program	FOR
4	Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2024	FOR
5	Act on a shareholder proposal, if properly presented	AGAINST

PROGRESSIVE AT A GLANCE

The Progressive insurance organization has been offering insurance to consumers since 1937. We are the second largest private passenger auto insurer in the country, the number one writer of commercial auto insurance, and the 10th largest homeowners insurance carrier, in each case, based on 2022 premiums written.

As our name implies, we were founded on the principle of moving forward, taking new risks, and learning and growing together. As we look to the future, we are grounded in our four cornerstones.

OUR CORE VALUES: Who we are

Progressive's Core Values—Integrity, Golden Rule, Objectives, Excellence, and Profit—serve as the foundation for our culture. They represent our values, guide our decisions, and define how we conduct our business and interact with others.

- **Integrity:** We revere honesty and adhere to high ethical standards to gain the trust and confidence of our customers. We value transparency, encourage disclosing bad news, and welcome disagreement.

- **Golden Rule:** We value and respect our differences, act with kindness and caring, and treat others as they want to be treated.

- **Objectives:** We set ambitious goals and evaluate our performance by measuring what we achieve and how we achieve it. We're committed to an inclusive and equitable workplace where rewards and promotion are based on results and ability.

- **Excellence:** We strive to meet or exceed the expectations of our teammates, customers, partners, and investors by continuously improving and finding new ways to meet their needs.

- **Profit:** We have a responsibility to ourselves, our customers, agents, and investors to be a profitable and enduring company by offering products and services consumers value.

OUR PURPOSE: Why we're here

Progressive exists to help people move forward and live fully.

OUR VISION: Where we're headed

Our Vision is to become consumers', agents', and business owners' #1 destination for insurance and other financial needs.

OUR STRATEGY: How we'll get there

We will achieve our vision through four Strategic Pillars: 1) People and Culture; 2) Broad Needs of our Customers; 3) Leading Brand; and 4) Competitive Prices.

2023 BUSINESS PERFORMANCE HIGHLIGHTS

As a property-casualty insurance company, we have earnings streams from both underwriting activity and investment activity. During 2023, we wrote $10.5 billion more in net premiums and added 2.3 million policies in force, compared to 2022, to end the year at $61.6 billion in net premiums written and 29.7 million policies in force. Despite the uncertainty and challenges we faced head on in 2023, we ended the year with an underwriting profit margin of 5.1% (exceeding our companywide profitability target of 4%), or $3.0 billion of pretax underwriting profit, compared to 4.2%, or $2.1 billion, for 2022. The increase over the prior year was primarily driven by significant rate increases, decreased advertising spend, and other non-rate actions taken to focus on profitable growth, partially offset by higher loss severity and unfavorable prior-year development.

Our fixed-maturity securities, which comprised 91.5% of our investment portfolio at fair value as of December 31, 2023, contributed to the $1.9 billion of recurring investment income earned in 2023, with fixed-maturity securities contributing a nearly 60% increase from the prior year, reflecting increases in interest rates and growth in the portfolio. During 2023, the changes in the market value of our fixed-maturity securities, which are a component of comprehensive income, increased $1.2 billion, after tax, due to lower interest rates and tighter credit spreads. The change in value of our equity and hybrid securities, which are reported as a component of our net income, increased by $1.9 billion during the year, and reflected general market conditions. For the year ended December 31, 2023, our fully taxable equivalent total return on our investment portfolio was 6.3%.

During 2023, we declared aggregate dividends of $1.15 per common share to our shareholders, including our $0.75 per common share annual dividend and our $0.10 per common share quarterly dividends, and repurchased 1.0 million of our common shares at an average cost of $140.97 per common share. We ended 2023 with $27.2 billion of total capital and a debt-to-total capital ratio of 25.4%.

Following are a few key performance metrics for 2023:

Net premiums written growth	20%
Policies in force growth	9%
Combined ratio	94.9
Underwriting profit margin	5.1%
Returns on average common shareholders' equity:	
Net income	22.9%
Comprehensive income	30.0%
Net income	$3.9 billion
Net income per common share	$6.58
Declared common shareholder dividends	$0.7 billion
Repurchased common shares	$0.1 billion

We encourage you to review our Annual Report to Shareholders for additional information on our 2023 performance and our financial results.

NOMINEES FOR DIRECTOR

The Board has nominated 12 directors, each of whom is a current director, with a broad and complementary set of skills, experiences, backgrounds, and perspectives.

Diversity



Gender	Ethnicity	Age	Tenure	Independence
50% Women	17% Ethnically Diverse	63.9 Average Age	11.1 Average Tenure	92% Independent

● Black/African American   ● 50s ● 60s ● 70s   ● <5 years ● 5-15 years ● >15 years

Skills and Experiences



Accounting and Finance	8	Leadership/Culture/DEI	12	
Corporate Governance	9	Retail/Marketing	6	
Highly Regulated Businesses	7	Risk Management	10	
Insurance/Financial Services	7	Technology/Cybersecurity	5	
Investment & Capital Management	7			

Director Nominees Summary



SUSAN PATRICIA GRIFFITH, 59
President and Chief Executive Officer, The Progressive Corporation

Director Since: **2016**

Committees: **E**



IND

LAWTON W. FITT, 70
Chairperson of the Board, The Progressive Corporation; Retired Partner, Goldman Sachs Group (financial services)

Director Since: **2009**

Committees: **E, I&C, N&G**



IND

DANELLE M. BARRETT, 56
Retired Rear Admiral United States Navy (military)

Director Since: **2023**

Committees: **T**



IND

PHILIP BLESER, 69
Retired Chairman of Global Corporate Banking, JPMorgan Chase & Co. (financial services)

Director Since: **2017**

Committees: **A (FE), N&G**



IND

STUART B. BURGDOERFER, 60
Retired Executive Vice President and Chief Financial Officer, L Brands, Inc. (retailing)

Director Since: **2009**

Committees: **A (FE), T**



IND

PAMELA J. CRAIG, 67
Retired Chief Financial Officer, Accenture PLC (global management consulting)

Director Since: **2018**

Committees: **C&T, T**



IND

CHARLES A. DAVIS, 75
Chief Executive Officer, Stone Point Capital LLC (private equity investing)

Director Since: **1996**

Committees: **I&C**



IND

ROGER N. FARAH, 71
Retired Executive Director, Tory Burch LLC (retailing)

Director Since: **2008**

Committees: **C&T, E, N&G**



IND

DEVIN C. JOHNSON, 50
President, The SpringHill Company (global consumer and entertainment)

Director Since: **2020**

Committees: **T**



IND

JEFFREY D. KELLY, 70
Retired Chief Operating Officer and Chief Financial Officer, RenaissanceRe Holdings Ltd. (reinsurance services)

Director Since: **2012**
Prior Service: **2000-2009**

Committees: **A (FE)**

IND

BARBARA R. SNYDER, 68
President, The Association of American Universities (higher education)

Director Since: **2014**

Committees: **C&T**



IND

KAHINA VAN DYKE, 52
Operating Partner, Advent International (private equity)

Director Since: **2018**

Committees: **I&C, T**

Committee Key

A	Audit Committee	**C&T**	Compensation & Talent Committee	**E**	Executive Committee	**I&C**	Investment & Capital Committee
N&G	Nominating & Governance Committee	**T**	Technology Committee	●	Chair	**FE**	Financial Expert
IND	Independent						

CORPORATE GOVERNANCE HIGHLIGHTS

Corporate Governance Practices

We are committed to meeting high standards of ethical behavior, corporate governance, and business conduct. Some of our corporate governance practices include:

Effective Structure and Composition	Additional Practices and Policies	Shareholder Rights
✓ Independent, experienced Chairperson	✓ Robust director stock ownership guidelines	✓ Single class voting
✓ Independent committee leadership and strong independent committee membership	✓ Established Board and committee risk oversight practices	✓ Annual election of all directors
✓ A diverse and highly qualified Board	✓ Board technology/cybersecurity expertise and oversight	✓ Majority voting in uncontested director elections
✓ Five new directors in the last six years (including four current directors), four of whom are women and two of whom are ethnically diverse	✓ ESG (including climate change) oversight and reporting	✓ Proxy access available
✓ Mandatory director retirement policy (no exemptions or waivers within the past three years)	✓ Diversity, equity, and inclusion (DEI) oversight and reporting	✓ No poison pill
✓ Independent directors meet regularly without management	✓ Ongoing director education	
✓ Restrictions limiting the number of public company boards on which a director may serve	✓ Annual Board and committee evaluation process	

Board Risk Oversight

The Board is ultimately responsible for overseeing our risk profile and risk management processes. To facilitate these responsibilities, the Board assigns certain risk oversight responsibilities to each of its main committees through each committee's charter. The committees continue to undertake the increasingly detailed oversight work for which they are responsible, to interact with and oversee management, and to report back significant matters to the full Board. A more detailed discussion of this oversight function is contained in the "Board Risk Oversight" section of this Proxy Statement.

Board of Directors

Audit Committee	Compensation and Talent Committee	Investment and Capital Committee	Nominating and Governance Committee	Technology Committee
• Financial statements • Financial controls • Internal & external auditing • External reporting • Enterprise risk management program and Management Risk Committee • Major risk exposures not covered by another committee	• Companywide compensation plans & programs • Executive officer compensation • Various clawback/recoupment provisions • Director compensation • DEI	• Investment operations • Capital plan & structure • Strategic investments	• Corporate governance • Board composition • Succession planning • Public policy activities • Stakeholder concerns • ESG activities, including climate change	• Use of technology in executing the company's business strategies • Data privacy • Cybersecurity

SUSTAINABILITY AND ESG HIGHLIGHTS

Sustainability and ESG initiatives have been an integral part of the company's business. Our Core Values are a cornerstone of our business and, as such, are the tenets of these initiatives and have evolved naturally as we work to not only grow our business, but also to support our customers, community, and employees.

The Board's Approach

The Board and its committees oversee the assessment and management of various sustainability and ESG matters. In their oversight role, our directors ask questions, probe our thinking, provide strategic input, and give guidance informed by their diverse skills and experiences. The following chart highlights some of our Board's involvement with these matters.

Audit Committee
- Oversees our risk management programs, which address operating results and reinsurance programs, each of which may be impacted by climate change
- Oversees the independent attestation of our Scope 1 and 2 location-based greenhouse gas emissions related to our carbon neutrality goal

Compensation and Talent Committee
- Approves overall compensation strategy
- Reviews Say on Pay vote results
- Oversees our DEI efforts

Nominating and Governance Committee
- Oversees our ESG activities, including climate change
- Oversees political spending & reporting
- Oversees shareholder engagement efforts

Technology Committee
- Oversees data privacy and our cybersecurity program
- Reviews talent assessments and workforce strategies in the IT group

Our Sustainability Efforts

At Progressive, we aim to take a forward-looking approach to everything we do, from the products we offer to the way we interact with the world around us. We work to drive sustainable change for our shareholders, employees, independent agents, communities, and the millions of customers who trust us to protect what is important to them. As our efforts evolve with the world around us, we expect to adapt our sustainability reporting.

Our most recent Corporate Sustainability Report was prepared with guidance from the Nominating and Governance Committee, our executive leadership, and various subject matter experts. The report was informed by elements from various reporting frameworks, namely the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-Related Financial Disclosure (TCFD), and includes indices to each of these reporting frameworks. The report provides information regarding our philosophy and practices on a number of topics, including:

Corporate governance
- Board oversight, risk management (including climate change), sustainability in our investment portfolio, purchasing/procurement, data privacy, and cybersecurity

Human capital management
- Overall strategy, DEI, and pay equity

Social capital
- Employee-driven social responsibility, community initiatives, public advocacy, and public policy efforts

Environment
- Climate change, environment stewardship, and energy and carbon emissions management (including Scope 1 and 2 carbon emissions reduction efforts)

To review our most recent Corporate Sustainability Report, please visit our sustainability site at investors.progressive.com/sustainability-reports. The report and any other information on the sustainability site are not incorporated by reference in, and do not form part of, this Proxy Statement or any other SEC filing.

Spotlight on Environmental Stewardship
We continue to make increasing efforts to reduce carbon emissions and operate efficiently in all aspects of our business. We report our environmental efforts to inform our stakeholders of the efforts we are making, the initiatives and steps taken, and the forward movement on our commitments. We continue to advance our environmental stewardship efforts by seeking investments in green energy usage for our facilities, exploring opportunities to shift toward a lower-emissions vehicle fleet, and reducing paper correspondence with our customers. We believe that if we can yield positive environmental results from our business operations, we can create a sustainable business in line with our Core Values.

As we look forward to the future, we are excited to continue to be responsible environmental stewards. We have an aspirational **goal of carbon neutrality by the end of 2025 for Scopes 1 and 2,** which we believe will help set the path to net-zero in the following decade. To enhance our accountability, we engaged an independent third party to provide limited assurance on our Scope 1 and Scope 2 location-based greenhouse gas emissions reporting.

HUMAN CAPITAL MANAGEMENT

We believe that our people and our culture remain our most significant competitive advantage, and that having the right people working together in the right way is critical to driving our results, building our enduring business, and creating long-term shareholder value. Our culture is deeply rooted in our Core Values and is the foundation for our human capital management strategies to attract, hire, engage, and retain highly qualified employees.

Our People

We believe that our culture and continued success has enabled us to create a workplace comprised of highly talented people across diverse markets and with a broad range of backgrounds and experiences.

Attract and Hire   We employ extensive recruiting practices with a goal of developing qualified and deep candidate pools and attracting candidates from both established and new sources. We believe that our recruitment efforts generally have enabled us to present diverse and high-potential pools of job candidates to our hiring managers. In turn, we train our hiring managers about identifying and avoiding unconscious biases they may have during the interview and selection process and the importance of employing individuals with different kinds of experiences and backgrounds. We believe these strategies collectively enhance our applicant pools and contribute to our continued success.

Engage and Retain   We understand that engaged employees are more productive, provide better service to our customers, and are more likely to stay with Progressive. Each year, we survey our people to measure their engagement. We use the results, along with other information, to evaluate our human capital strategies and the health of our culture.

Employee retention is an important part of our strategy. Promoting from within is also a key part of our strategy. Many of our leaders, including most current executive team members, joined Progressive in a more junior position and advanced to significant leadership positions within the organization.

Demographic Data   We publish employee and manager demographic information on our website and update this data on an annual basis. We also disclose our consolidated EEO-1 data online.

As of December 31, 2023, we had about 61,400 employees, of which 60% were women and 41% were people of color. We also had about 1,100 senior leaders, of whom 40% were women and 18% were people of color.

Supporting our People and Culture

We strive to support our employees by providing challenging work experiences, career opportunities, and a culture of learning. We are focused on coaching and development, which we believe promotes greater engagement in our business and improved individual performance.

Training and Development   We actively foster a learning culture and offer several leadership development programs, including our Multicultural Leadership Development Program. Moreover, our personal development strategy, "Career Central," encourages employees to take control of their careers through team-building exercises, coaching techniques, and communication strategies. Available to new and tenured employees, our learning solutions are tailored to both individual contributors and leaders and cover a broad swath of skills and competencies.

ERGs   Over a decade ago, our first Employee Resource Groups (ERGs) were created to help build communities for our employees with common backgrounds, life experiences, interests, or professional goals. We believe that our ERGs support the creation of a space for networking, understanding differences, and sharing experiences. In the time since their inception, our nine ERGs have grown in both influence and size with 44% of Progressive people belonging to at least one of the following ERGs as of December 31, 2023:
- Asian American Network
- Disabilities Awareness Network
- LGBTQ+ Network
- Military Network
- Network for Empowering Women
- Parent Connection
- Progressive African American Network
- Progressive Latin American Networking Association
- Young Professionals Network

Compensation and Benefits   As part of employee compensation, nearly all Progressive people participate in our annual cash incentive program, named Gainshare, which measures the growth and profitability of our insurance businesses. We believe Gainshare contributes to the cooperative and collaborative way we work together and, in part, defines our culture. We also monitor overall pay equity among employees with similar performance, experience, and job responsibilities, and publish the results annually on our DEI website. Additionally, our employee benefits are intended to be competitive and to support the needs of our people and their families. We invest in physical, emotional, and financial health of Progressive people by providing a broad range of benefits. For example, during 2023, we expanded our benefits for entry level employees to include a lower-cost health insurance plan which retains the same level of benefits as comparable regular-priced plans.

Diversity, Equity, and Inclusion

We believe that in order to be consumers', agents', and business owners' number one destination for insurance and other financial needs, we need to anticipate and understand the needs of our customers. Therefore, we seek to be diverse in our employee demographics, experiences, and perspectives.

Our commitment to diversity starts at the top with our highly skilled and diverse Board, as discussed above. We are one of the few public companies with a female Chief Executive Officer (CEO), as well as a female independent Board Chairperson. Our DEI efforts are overseen by our Compensation and Talent Committee on behalf of the entire Board, and those efforts are implemented at all levels of the organization.

For Progressive, DEI is not just a program, initiative, or singular goal. We take a holistic approach to DEI guided by four primary objectives, which have been in place for several years:
•   To maintain a fair and inclusive work environment
•   To reflect the customers we serve
•   For our leaders to reflect the people they lead
•   To contribute to our communities

A few years ago, for instance, we introduced an ambitious aspiration to double the representation of people of color in senior leadership from 10% to 20% by the end of 2025. We set this aspiration to challenge ourselves to reach far and wide to attract diverse, highly qualified applicant pools when recruiting opportunities arose, to invest broadly in developing our internal talent, and to help measure the success of these efforts. During 2023, representation of people of color in senior leadership increased from 17% to 18%.

We're committed to creating an environment where all our people feel welcomed, valued, and respected, and we integrate DEI into our workplace. This includes hosting regular Inclusion Quarterly events which feature a series of speakers, discussion groups, and storytelling focused on the themes of diversity, equity, and inclusion. We also have DEI leadership job objectives for our executive team and managers aimed at fostering a diverse and inclusive workplace.

Moreover, we support efforts to contribute to our communities, through our Keys to Progress® programs (which include providing vehicles to veterans and furnishing homes for individuals emerging from homelessness), our various education and engagement efforts, and our financial contributions to various community organizations.

For over 20 years, we have also contributed to The Progressive Insurance Foundation, which provided matching funds to eligible 501(c)(3) charitable organizations to which employees contributed. To more broadly represent our employees and their communities, in 2020, The Progressive Insurance Foundation began funding national charitable organizations identified by our ERGs. Beginning in mid-2022, in lieu of matching funds and through the Name Your Cause® program, each employee can recommend an eligible charity to receive a fixed amount of the Foundation's charitable giving without requiring the employee to make an out-of-pocket donation. This is the Foundation's way of supporting more causes and reaching more communities across the country where Progressive's people, and its customers, live and work.

We know we still have much more work to do, but we are committed to these efforts. To learn more visit our DEI site at progressive.com/about/diversity-and-inclusion. The information on the DEI site is not incorporated by reference in, and does not form part of, this Proxy Statement or any other SEC filing.

See "Compensation Discussion and Analysis – Elements of Compensation – The Role of Diversity, Equity, and Inclusion" for more information.

EXECUTIVE COMPENSATION HIGHLIGHTS

We believe that our executive compensation program has been a critical component of our strong operating results and, in turn, shareholder returns in recent years. We generally provide target compensation to our executives at or below the market median, with performance-based compensation providing upside potential when we perform well against pre-established and objective measures. In addition, we provide a significant percentage of total compensation to executives in the form of performance-based equity awards. In furtherance of our long-standing goal to grow as fast as we can at a 96 or better combined ratio while continuing to deliver high-quality customer service, we use the combined ratio as a performance measure in several compensation elements.

We believe that the overall structure of our executive compensation program supports a strong pay-for-performance linkage and aligns the interests of our executives with those of our shareholders. For example, during the past five years:
•   We grew faster than the markets for the insurance business lines we measure, resulting in the related vesting of the performance-based restricted stock unit awards above target;

- We achieved above-market longer-term fixed-income portfolio performance, resulting in the vesting of the performance-based restricted stock unit awards that reflect our investment results above target; and
- Our Gainshare program paid out an average of 162% of target based on the growth in average policies in force and profitability of our insurance businesses (for 2023, it paid out at 178% of target).

Our executive compensation program is overseen by the Compensation and Talent Committee of the Board.

The Committee's decisions are made after considering third-party compensation data for comparable companies, internal analyses, and recommendations presented by management. The executive compensation decisions for executive officers generally represent the culmination of extensive analysis and discussion, which typically take place over the course of multiple committee meetings and in meetings between the committee and management, including our CEO, our Chief Human Resources Officer, members of our compensation and law departments, and sometimes compensation consultants.

Our executive compensation program has a number of important structural features and guiding policies. Below are the executive compensation practices we follow:

What We DO Have
- ✓ Independent Compensation and Talent Committee that establishes compensation for executive officers
- ✓ Heavy weighting of at-risk "pay for performance" compensation
- ✓ Typically below market base salary with opportunity to exceed median with strong performance
- ✓ Stock ownership guidelines
- ✓ Clawback/forfeiture provisions (including restatements and reputational harm) and a separate Dodd-Frank Clawback Policy
- ✓ DEI-related goal embedded into each executive officer's job objectives, which factors into setting overall annual target compensation

What We DON'T Have
- ✗ Employment agreements
- ✗ Guaranteed salary increases or bonuses
- ✗ Hedging/pledging of our stock
- ✗ "Timing" of equity awards
- ✗ Single-trigger change in control benefits
- ✗ Pension plan or supplemental retirement benefits provided to executives

STAKEHOLDER ENGAGEMENT

We seek to provide transparency into our business, our performance, our strategic priorities, our governance practices, and how our Core Values guide our decisions and support our culture. We share information with our stakeholders in a variety of ways, including monthly earnings releases, quarterly investor calls, annual shareholder meetings, quarterly letters from our CEO, and annual letters from our Chairperson of the Board.

We recognize the value in maintaining open lines of communication with our stakeholders and engage with our stakeholders throughout the year to:
- provide visibility and transparency into our business, our performance, and our corporate governance, ESG, and compensation practices;
- discuss with our investors the issues that are important to them, hear their expectations for us, and share our views; and
- assess emerging issues that may affect our business, inform our decision making, and enhance our corporate disclosures.

ITEM 1: ELECTION OF DIRECTORS

Our Code of Regulations establishes the number of directors at no fewer than five and no more than 13. The number of directors has been fixed at 12, and there are currently 12 directors on the Board. As stated in our Corporate Governance Guidelines, the Board may change the size of the Board from time to time depending on its needs and the availability of qualified candidates. In this proposal, we are asking shareholders to elect as directors the 12 nominees named below.

Each director elected will serve a one-year term and until their successor is duly elected. If, by reason of death or other unexpected occurrence, any one or more of the nominees named below is not available for election, the proxies will be voted for substitute nominee(s), if any, as the Board may propose. In the alternative, the Board may decide to reduce the size of the Board prior to the 2024 Annual Meeting or fill the vacancy at a later date. (The deadlines for shareholders to nominate one or more individuals for election to the Board at the Annual Meeting have passed.)

NOMINEES FOR DIRECTOR
Based upon a recommendation from the Board's Nominating and Governance Committee, the Board has nominated the following persons for election to the Board:
- Danelle M. Barrett
- Philip Bleser
- Stuart B. Burgdoerfer
- Pamela J. Craig
- Charles A. Davis
- Roger N. Farah
- Lawton W. Fitt
- Susan Patricia Griffith
- Devin C. Johnson
- Jeffrey D. Kelly
- Barbara R. Snyder
- Kahina Van Dyke

Information regarding the nominees can be found below under "– Director Nominee Highlights" and " – Director Nominee Information."

> **The Board of Directors recommends that you vote FOR the election of each nominee.**

DIRECTOR NOMINEE SELECTION PROCESS
The Board is responsible for recommending director candidates for election by the shareholders and for electing directors to fill vacancies or newly created directorships. The Board has delegated the screening and evaluation process for director candidates to the Nominating and Governance Committee, which identifies, evaluates, and recruits highly qualified director candidates and recommends them to the Board.

Qualifications, Experiences, and Skills
The Nominating and Governance Committee evaluates each director candidate individually when considering whether the candidate should be nominated to serve on the Board. The committee will give due consideration to factors deemed relevant by the committee or the Board, including whether the candidate possesses the general qualities required to serve successfully as a director, including: intelligence, thoughtfulness, diligence, judgment, character, and commitment.

The committee reviews the candidate's relevant experiences, the extent of their demonstrated excellence and success in their chosen career and the specific attributes, skills, talents, or knowledge the candidate would be expected to add to the Board.

In addition to the qualifications that each director nominee must have, the Board believes that one or more of its Board members should possess the following experiences and expertise because of their particular relevance to the company's business, strategy, and structure. These experiences and expertise were considered by the committee in connection with this year's director nomination process:
- Accounting & Finance
- Corporate Governance
- Highly Regulated Businesses
- Insurance/Financial Services
- Investment & Capital Management
- Leadership/Culture/DEI
- Retail/Marketing
- Risk Management
- Technology/Cybersecurity

The committee also considers the company's and the Board's needs, the qualifications of other available candidates, and how the addition of the candidate to, or the continued service on, the Board would enhance the Board's overall diversity and capabilities.

Diversity
The Board's policy is to include individuals with a wide variety of tenure, talents, skills, experiences, and perspectives, in addition to considering demographic criteria such as race, ethnicity, sexual orientation, gender, nationality, age, and disability, whenever possible. The directors believe that such diversity provides the Board with broader perspectives, a wide array of thoughts and ideas, and insight into the views and priorities of our diverse investor, customer, independent agent, and employee bases.

The committee's work in recruiting new members will continue to reflect their commitment to achieve such diversity. To evaluate the impact of the addition of a candidate on the diversity of the Board, the committee considers how distinct the candidate's background, experiences, skills, and personal characteristics are from those of the incumbent directors and whether the candidate would bring a unique perspective to the Board. The committee assesses the effectiveness of its practices for consideration of diversity in nominating director candidates by periodically analyzing the diversity of the Board as a whole and, based on that analysis, determining whether it may be desirable to add to the Board a director with a certain type of background, talent, experience, personal characteristic, skill, or a combination thereof.

Other Public Company Board Commitments

The Board expects that each director will devote sufficient time and effort as necessary to serve as a director and as a member of the Board's committee(s) to which the director may be assigned.

Therefore, in accordance with our Corporate Governance Guidelines:

- directors that are actively involved in an executive capacity with the company or another publicly held company can sit on no more than two public companies' boards in addition to the company (excluding subsidiaries or companies in which the director's employer holds an investment); and
- directors that are not actively involved in management of the company or another company (including a non-executive board chairperson) can sit on no more than four public companies' boards in addition to the company.

Director commitment levels, including public company board leadership positions, are reviewed at least annually to confirm that each director has sufficient time to perform their duties. All directors are compliant with this expectation at this time.

DIRECTOR NOMINEE HIGHLIGHTS

Director Nominee Diversity

We are one of a few companies in the Fortune 500 with a female CEO, as well as a female independent Board chairperson. The nominees include a diverse mix of directors.

50% Women	**17%** Ethnically Diverse	**63.9** Average Age	**11.1** Average Tenure	**92%** Independent

Director Nominee Experiences, Qualifications, Attributes, and Skills

The Board believes that it is desirable that the following experiences, qualifications, attributes, and skills be possessed by one or more of its Board members because of their particular relevance to the company's business and structure, and these were all considered by the Nominating and Governance Committee in connection with this year's director nomination process:

        

	Accounting & Finance	Corporate Governance	Highly Regulated Businesses	Insurance/ Financial Services	Investment & Capital Management	Leadership/ Culture/DEI	Retail/ Marketing	Risk Management	Technology/ Cybersecurity
Danelle M. Barrett		●	●			●		●	●
Philip Bleser	●	●	●	●	●	●	●	●	
Stuart B. Burgdoerfer	●	●			●	●	●	●	
Pamela J. Craig	●	●			●	●		●	●
Charles A. Davis	●	●	●	●	●	●		●	
Roger N. Farah	●	●				●	●	●	
Lawton W. Fitt	●	●	●	●	●	●		●	
Susan Patricia Griffith		●	●	●		●	●	●	
Devin C. Johnson	●					●	●		●
Jeffrey D. Kelly	●	●	●	●	●	●		●	
Barbara R. Snyder			●	●		●		●	●
Kahina Van Dyke			●	●	●	●	●		●

DIRECTOR NOMINEE INFORMATION

The following information is provided for each nominee and includes descriptions of each nominee's specific experience, qualifications, attributes, and skills that led the Nominating and Governance Committee and the Board to conclude that the nominee should serve on the Board. Unless otherwise indicated, each nominee has held the principal occupation indicated for more than five years. Current directorships and former directorships (held during the last five years) at other public companies are also shown. The term of each current director expires at the Annual Meeting.

Name (Age)	Principal Occupation, Business Experience, and Qualifications	Other Directorships
Danelle M. Barrett (56) Director since: 2023 	U.S. Navy, Rear Admiral, Retired; Cybersecurity Division Director and Deputy Chief Information Officer (military) Prior to retiring, Rear Admiral Barrett served in leadership positions with the U.S. Navy for 30 years. She most recently served as the Navy Cybersecurity Division Director and Deputy Chief Information Officer on the Chief of Naval Operations staff from 2017 to 2019. In this role, she led the U.S. Navy's strategic development and execution of digital and cybersecurity efforts, including key enterprise information technology modernization improvements to enhance warfighting and business operations. Rear Admiral Barrett also held several prior leadership positions, including Director of Current Operations at the U.S. Cyber Command and the Chief of Staff at the Navy Information Forces Command. She received her commission as an officer from the U.S. Naval Reserve Officer Training Corps. She has several advanced degrees in national security strategic studies, information management, and human capital management, among others. In addition to her current and past service as a director of two public companies, including serving as a member of their compensation and governance committees, Rear Admiral Barrett brings to the Board extensive leadership and operational experiences in complex cybersecurity matters, digital modernization and innovation, information technology systems, technology risk management, and strategic assessment, planning, and implementation.	Current ShoulderUp Technology Acquisition Corp Former KVH Industries, Inc.

Key Skills:

 Corporate Governance    Highly Regulated Businesses

 Leadership/Culture/DEI    Risk Management

 Technology/Cybersecurity

Name (Age)	Principal Occupation, Business Experience, and Qualifications	Other Directorships

Philip Bleser (69)

Director since: 2017



Retired; Chairman of Global Corporate Banking, JPMorgan Chase & Co., New York, New York (financial services)

Prior to retiring in 2016, Mr. Bleser served on the executive leadership team at JPMorgan Chase, a preeminent commercial bank and financial services company, where he led the firm's global corporate banking efforts. In these roles, Mr. Bleser's responsibilities included, among others, strategic direction and execution, risk management, and operations of a global technology- and customer-driven corporate banking operation. Mr. Bleser also previously served on the board of a specialty retail company, enhancing his experience in the areas of public company governance and the operations of its audit and governance committees, as well as deepening his understanding of a consumer-facing retail business. In addition to these financial and operational roles, Mr. Bleser has earned a climate leadership certificate, enhancing the Board's oversight of climate risks and sustainable growth strategies.

Current
None

Former
Francesca's Holding Corp.

Key Skills:

 Accounting & Finance    Corporate Governance

 Highly Regulated Businesses    Insurance/Financial Services

 Investment & Capital Management    Leadership/Culture/DEI

 Retail/Marketing   Risk Management

---

Stuart B. Burgdoerfer (60)

Director since: 2009



Retired; Executive Vice President and Chief Financial Officer, L Brands, Inc., Columbus, Ohio (retailing) prior to August 2021; Interim Chief Executive Officer of VS NewCo (retailing) from May 2020 to February 2021

Mr. Burgdoerfer's experience includes work as a CPA at Deloitte, as a management consultant and in financial leadership roles at PepsiCo/YUM Brands subsidiary Pizza Hut, and as Senior Vice President of Finance at The Home Depot. He was the Executive Vice President and Chief Financial Officer of L Brands from April 2007 through August 2021, and served from May 2020 through February 2021 as Interim Chief Executive Officer of L Brand's subsidiary Victoria's Secret (VS NewCo), expanding his executive and leadership responsibilities at this global retail company. Mr. Burgdoerfer's experience also includes service as a member of the Board of Trustees at Spelman College. Mr. Burgdoerfer's substantial experience in leadership roles as a financial professional and senior executive also enhances the Board's financial expertise.

Current
None

Former
None

Key Skills:

 Accounting & Finance    Corporate Governance

 Investment & Capital Management    Leadership/Culture/DEI

 Retail/Marketing   Risk Management

Name (Age)	Principal Occupation, Business Experience, and Qualifications	Other Directorships
Pamela J. Craig (67) Director since: 2018 	Retired; Chief Financial Officer, Accenture PLC, Dublin, Ireland (global management consulting) Ms. Craig is the former Chief Financial Officer of the global professional services firm, Accenture PLC. Ms. Craig worked at Accenture for 34 years in a variety of consulting and executive roles, where she developed extensive finance, capital management, operational, enterprise risk management, and technology expertise, as well as leadership experience in the context of a large, growth-oriented organization. In addition, her current and past service as a director of Progressive and other public companies, including companies in the retail, technology services and security, and manufacturing industries, and as a member of other audit, compensation, governance, and corporate responsibility and sustainability committees, provide her with valuable experience in addressing the many risks and governance issues facing public companies. Key Skills: Accounting & Finance Corporate Governance Investment & Capital Management Leadership/Culture/DEI Risk Management Technology/Cybersecurity	Current Merck & Co., Inc. Corning Incorporated Former 3M Company Akamai Technologies, Inc.
Charles A. Davis (75) Director since: 1996 	Chief Executive Officer, Stone Point Capital LLC, Greenwich, Connecticut (private equity investing) Mr. Davis has broad financial, investment, and capital management expertise developed through his work as a partner at Goldman Sachs Group, investment management experience at MMC Capital, Inc., and as Chief Executive Officer of Stone Point Capital LLC. Mr. Davis has extensive knowledge of Progressive's business and history, which he has gained through his service as a director of the company since 1996. From his decades of investment banking and private equity experiences, Mr. Davis has a deep understanding of the insurance industry, capital allocation, investment management, and strategic transactions. Additionally, he has substantial corporate governance and risk expertise from his service on the boards of other public and private companies, including in the reinsurance industry, and as a member of other finance and risk committees. Key Skills: Accounting & Finance Corporate Governance Highly Regulated Businesses Insurance/Financial Services Investment & Capital Management Leadership/Culture/DEI Risk Management	Current AXIS Capital Holdings Limited Former The Hershey Company































Name (Age)	Principal Occupation, Business Experience, and Qualifications	Other Directorships
Roger N. Farah (71) Director since: 2008 	Retired; Executive Director, Tory Burch LLC, New York, New York (retailing) Mr. Farah previously served in executive officer positions at Ralph Lauren Corporation and Tory Burch LLC and as a director at other public companies, primarily in the retail and health insurance industries. The extensive management and operational experience Mr. Farah has obtained through over 40 years in the retail industry enables him to provide insights, particularly in the areas of customer trends, product development, brand management, and risk analysis, from a consumer-focused industry that is different than the property and casualty insurance industry. Due to his current and past service as a director of other public companies, he also has significant experience addressing the risks and corporate governance issues facing public companies, including serving as a member of their compensation, governance, and corporate social responsibility committees. Key Skills: Accounting & Finance Corporate Governance Leadership/Culture/DEI Retail/Marketing Risk Management	Current CVS Health Corporation Former Metro Bank PLC Tiffany & Co.
Lawton W. Fitt (70) Director since: 2009 	Chairperson of the Board, The Progressive Corporation, Mayfield Village, Ohio since May 2018; Lead Independent Director, Progressive, prior to May 2018; Retired Partner, Goldman Sachs Group, New York, New York (financial services) Ms. Fitt brings a strong financial and corporate governance background to her service as Chairperson of our Board. She has substantial experience in the areas of investment banking, strategic transactions, risk analysis, including insight into the operation of capital markets, as a result of her work as a partner at Goldman Sachs Group. As our Chairperson, Ms. Fitt has a deep understanding of Progressive's culture, long-term strategic vision, and risk management processes. In addition, she attained executive management experience through her work as the Secretary of the Royal Academy of Arts in London. Ms. Fitt also has significant experience as a director at various other public, for-profit and non-profit organizations, including service on the audit, compensation, and governance committees of public companies. Key Skills: Accounting & Finance Corporate Governance Highly Regulated Businesses Insurance/Financial Services Investment & Capital Management Leadership/Culture/DEI Risk Management	Current Ciena Corporation The Carlyle Group Inc. Former Micro Focus International plc



























Name (Age)	Principal Occupation, Business Experience, and Qualifications	Other Directorships
Susan Patricia Griffith (59) Director since: 2016 	President and Chief Executive Officer, The Progressive Corporation, Mayfield Village, Ohio Mrs. Griffith has been with the company since 1988 and has held a series of executive leadership positions, including Chief Executive Officer (since 2016), Chief Human Resource Officer, Claims Group President (in charge of the entire Claims organization), President of Customer Operations (overseeing the contact center (sales and delivery), customer experience, systems experience, and workforce management groups), and Personal Lines Chief Operating Officer, where she oversaw the Personal Lines, Claims, and Customer Relationship Management groups. Mrs. Griffith's intimate knowledge of Progressive and her leadership experience gives her a deep understanding of our culture, DEI efforts, operations, challenges, and opportunities. In addition to her extensive service with Progressive, Mrs. Griffith has enhanced her experience in the area of public company governance through her current and past service as a director of other public companies. Key Skills: Corporate Governance Highly Regulated Businesses Insurance/Financial Services Leadership/Culture/DEI Retail/Marketing Risk Management	Current FedEx Corporation Former None
Devin C. Johnson (50) Director since: 2020 	President, The SpringHill Company (global consumer and entertainment) since March 2022; Chief Operating Officer, The SpringHill Company from April 2020 to March 2022; President and Chief Operating Officer, UNINTERRUPTED, LLC (entertainment and media) prior to April 2020 Mr. Johnson has broad executive management and operational experiences in digital and social media, brand creation and marketing, and content production, developed through his experience at The SpringHill Company and through prior executive roles at Tribune Media and NBCUniversal. Mr. Johnson has extensive leadership experience in marketing, understanding and applying consumer insights, media and content delivery in the consumer products arena, and start-up and business development. Through his roles as the President and Chief Operating Officer of The SpringHill Company and previously as the President of UNINTERRUPTED, LLC, he has gained expertise in creating culturally inspired brands, entertainment, and products. Key Skills: Accounting & Finance Leadership/Culture/DEI Retail/Marketing Technology/Cybersecurity	Current None Former None

























Name (Age)	Principal Occupation, Business Experience, and Qualifications	Other Directorships

Jeffrey D. Kelly (70)

Director since: 2012
Prior service: 2000-2009



Retired; Chief Operating Officer and Chief Financial Officer, RenaissanceRe Holdings Ltd., Pembroke, Bermuda (reinsurance services)

Mr. Kelly brings a strong history of executive management, investment management, capital markets, financial, and operational experiences in the financial services industry. Among other responsibilities, he has served as the principal financial officer at a major commercial bank and a large publicly traded reinsurer. Mr. Kelly's experience on the Board also gives him insight into our insurance and investment operations. Due to his past roles at RenaissanceRe, Mr. Kelly also provides a different perspective about the insurance industry and understanding of reinsurance markets.

Current
None

Former
None

Key Skills:

 Accounting & Finance    Corporate Governance

 Highly Regulated Businesses    Insurance/Financial Services

 Investment & Capital Management    Leadership/Culture/DEI

 Risk Management

---

Barbara R. Snyder (68)

Director since: 2014



President, The Association of American Universities (higher education) since October 2020; President, Case Western Reserve University, Cleveland, Ohio, prior to October 2020

Ms. Snyder has extensive leadership experience as the President of The Association of American Universities (AAU), an organization composed of the country's leading research universities helping shape higher education policy. This extensive expertise was also previously gained as the President of Case Western Reserve University (Case) and in leadership positions she held at other non-profit and university organizations. Ms. Snyder has for many years been a member of the board of directors of a large publicly traded financial services company, where she serves on the compensation and governance committees. At Case, she led a revitalization of the school while overseeing enhancements of academic excellence, faculty collaboration, strategic planning, fundraising efforts, cybersecurity initiatives, and the qualifications and diversity of Case's student body. Her executive role at a leading university, and now the broader outlook that comes with the presidency of AAU, brings a unique perspective to our Board.

Current
KeyCorp

Former
None

Key Skills:

 Highly Regulated Businesses    Insurance/Financial Services

 Leadership/Culture/DEI    Risk Management

 Technology/Cybersecurity

Name (Age)	Principal Occupation, Business Experience, and Qualifications	Other Directorships
Kahina Van Dyke (52) Director since: 2018 	Operating Partner, Advent International (private equity) since October 2023; Global Head, Digital Channels and Client Data Analytics, Standard Chartered PLC, London, England (international banking) from February 2020 through June 2023; Senior Vice President of Business and Corporate Development, Ripple Labs, Inc., San Francisco, California (global digital payments network) prior to December 2019 Ms. Van Dyke is an Operating Partner at Advent International, where she focuses on supporting Advent's fintech investment efforts and related portfolio company management teams. In her prior role at Standard Chartered's Corporate Commercial and Institutional Banking Division, she worked on developing a digital banking platform for global trade, commerce, and financial services. In previous roles at Ripple and Facebook, she was responsible for strategic partnerships and investments across the global financial and technology industries and working with external companies to develop and grow financial products and services. Prior to these roles, Ms. Van Dyke held senior international executive positions for more than 15 years in the global financial services industry. She is also the Founder and Chair of the Global Women Executive Leadership Council, a group that promotes leadership and peer mentoring for women in more than 70 countries. She brings to our Board extensive senior management experience in international consumer and corporate banking combined with leadership at a major technology company.	Current None Former None



Key Skills:



- Insurance/Financial Services
- Investment & Capital Management
- Leadership/Culture/DEI
- Retail/Marketing
- Technology/Cybersecurity









VOTE REQUIRED FOR ELECTION

Proxies cannot be voted at the Annual Meeting for a greater number of persons than the 12 nominees named in this Proxy Statement.

A nominee for director in an uncontested election will be elected as a director only if the nominee receives a majority of the votes cast, which is sometimes referred to as a majority voting standard. If the election for directors is contested (that is, there are more nominees than the number of director positions up for election), the majority voting standard does not apply, and the nominees receiving the highest number of votes will be elected (a plurality voting standard). The election of directors at this year's Annual Meeting is an uncontested election, so each nominee must receive a majority of the votes cast to be elected. Abstentions and unvoted shares (including broker non-votes) will not be considered as votes cast.

If an incumbent director is not elected by a majority of the votes cast in an uncontested election, the director is not automatically removed from the Board, but under our Corporate Governance Guidelines, they are expected to tender a resignation from the Board within 10 days after the certification of the shareholder vote. If that resignation is not made contingent on the Board's determination to accept or reject such resignation, the resignation will be effective immediately. If the resignation is contingent on Board action, the Nominating and Governance Committee will review the resignation and make a recommendation to the Board, and the Board will announce its determination about whether to accept or reject the resignation within 120 days from the certification of the shareholder vote. If a director is not elected by a majority of the votes cast, but fails to tender their resignation during the 10-day period after

certification, their term of office will expire automatically upon the expiration of the 10-day period. There have been no exceptions or waivers to this policy in the last three years.

If written notice is given by any shareholder to the President, a Vice President, or the Secretary not less than 48 hours before the time fixed for holding the Annual Meeting that the shareholder desires the voting for election of directors be cumulative, and if an announcement of the giving of such notice is made at the meeting by the Chairperson or Secretary or by or on behalf of the shareholder giving such notice, each shareholder will have the right to cumulate their voting power in the election of directors. Under cumulative voting, each shareholder may give one nominee a number of votes equal to the number of directors to be elected, multiplied by the number of shares the shareholder holds, or distribute such number of votes among the nominees, as the shareholder sees fit. If the enclosed proxy is executed and returned, or the shareholder submits their proxy by telephone or over the Internet, and voting for the election of directors is cumulative, the persons named as their proxies on the proxy card will have the authority to cumulate votes and to vote the shares represented by their proxy, and by other proxies held by them, so as to elect as many of the 12 nominees named above as possible.

OTHER BOARD OF DIRECTORS INFORMATION

BOARD OF DIRECTORS INDEPENDENCE DETERMINATIONS

We are required to have a majority of independent directors under New York Stock Exchange (NYSE) listing standards. The NYSE's listing standards prescribe specific independence tests and require the Board to make affirmative independence determinations regarding each of our directors. Accordingly, the Board has considered the independence of our current Board members. In conducting this review, the Board took into account each individual's current employment situation (if any) and other relationships that could impact the independence determination under NYSE listing standards, including certain transactions that took place in 2023 or are expected in 2024 between Progressive and companies with which the individual is affiliated. Specifically, the Board considered ordinary course transactions involving reinsurance, director's and officer's insurance, claims resolution and administration, agency commissions and administration, employee benefits and administration, data and software services, and background checks for potential employees, among others. Based on this review, the Board determined that each of our current directors are independent under the NYSE listing standards, other than Mrs. Griffith, who is an executive officer of the company.

BOARD LEADERSHIP STRUCTURE

Lawton W. Fitt has been Chairperson of the Board since May 2018. Ms. Fitt is independent from management under NYSE listing standards, and she has substantial business experience and acumen, executive management experience, and additional experiences as a member of a number of public company boards. Ms. Fitt's deep understanding of our businesses and culture acquired as a Board and committee member, her demonstrated willingness to challenge management and the status quo, and her effective working relationship with Mrs. Griffith also contributed to the Board's decision to elect Ms. Fitt as Chairperson of the Board.

BOARD RISK OVERSIGHT

The Board is ultimately responsible for overseeing our risk profile and risk management processes. To facilitate these responsibilities, the Board assigns certain risk oversight to each of its main committees through each committee's charter. Annually, each committee reviews and reassesses the adequacy of its charter, and the Nominating and Governance Committee oversees the allocation of risk among the committees and makes appropriate recommendations to the Board. Each committee regularly reports to the full Board on the risks that it oversees.

Audit Committee

- Oversees risks relating to financial statements, financial controls, internal and external audit functions, and external reporting.

- Oversees our Enterprise Risk Management (ERM) program which is conducted by our Management Risk Committee (MRC) and the full Board receives an update at least annually. See "Risk Governance" below for more information.

- While the oversight of ERM and the MRC entails a broader focus than the other committees, the Audit Committee is not responsible for risks that are overseen by the other committees.

Compensation and Talent Committee

- Regularly reviews any major risks arising from our compensation plans and programs, and executive and director compensation decisions; oversees various clawback and recoupment provisions.

- Oversees several aspects of our human capital management strategies and our DEI efforts and related risks.

Investment and Capital Committee

- Oversees our investment policy, which is designed to enable us to meet our business and financial objectives with a reasonable balance among risk, return, and cost.

- Responsible for ensuring we have a capital plan that takes risk factors into consideration and ensuring risk is appropriately taken into consideration in connection with proposed strategic investments, including mergers and acquisitions.

Nominating and Governance Committee

- Responsible for overseeing and addressing risks relating to the Board's and the company's governance practices, stakeholder concerns, and environmental (including climate change) and social factors and initiatives impacting us.

- Coordinates efforts relating to succession planning of executives and directors, assesses the qualifications and diversity of directors, and makes recommendations to the Board on potential candidates for election to the Board.

- Monitors the risk allocation among the committees.

Technology Committee

- Oversees the company's technology and information security risks.
- Reviews the major risks arising from our technology, digital and data strategies, legacy systems, technology investments, data privacy, cybersecurity programs, and technology-related business continuity and disaster recovery programs.

The assignment of the Board's risk oversight function as described above enables the Board to function more effectively because the whole Board is required to focus only on those risk issues deemed most critical by the applicable committee. Further, the committees provide a deeper focus on overseeing management with respect to the full range of risks we confront. The Board's Chairperson, Ms. Fitt, consults with the committee Chairs, as necessary, to ensure that significant risk issues are brought to the attention of the full Board. Otherwise, the Board's administration of its risk oversight function has not affected the Board's leadership structure. Please see "– Board Committees" for additional information on each committee, including their responsibilities.

RISK GOVERNANCE

The company has a well-established risk governance process. The Board oversees, and our executive leadership maintains, the risk governance process with a view towards continuous improvement to identify, monitor, and manage current and emerging risks.

ERM Program

The Audit Committee oversees our ERM program, which includes climate change and our reinsurance programs. These responsibilities include the review of the guidelines, policies, and procedures that govern how we assess and manage our exposure to risk, and meeting periodically with management. This includes meeting with leaders and other representatives of the risk management department, compliance and ethics group, law department, internal audit, physical and information security group, external auditors, and other business units, as necessary, to review our major operational, financial, reputational, and other risk exposures, as well as the steps management has taken to identify, monitor, assess, and mitigate such exposures.

We believe that our ERM program supports Board oversight of the most significant risks facing the company and was established to ensure a companywide holistic approach to evaluating risk over five distinct but overlapping risk categories:

Insurance	Risks associated with assuming, or indemnifying for, the losses or liabilities incurred by policyholders
Operating	Risks stemming from external or internal events or circumstances that directly or indirectly may affect our insurance operations
Market	Risks that may cause changes in the value of assets held in our investment portfolios
Liquidity	Risk that our financial condition will be adversely affected by the inability to meet our short-term cash, collateral, or other financial obligations
Credit and Other Financial	Risks that the other party to a transaction will fail to perform according to the terms of a contract, or that we will be unable to satisfy our obligations when due or obtain capital when necessary

Using this risk framework, we have defined our risk tolerances, identified roles and responsibilities for managing risk, and implemented a risk review and

reporting structure. We assess how these risks may affect our financial condition, cash flows, and results of operations, as well as our ability to achieve our business objectives.

Although our ERM program is mature and effective, we continuously work to improve the quality of the models we use and the processes we have in place to identify and quantify current and emerging risks.

Management Risk Committee

The purpose of the MRC is to coordinate our ERM program. Our ERM program is intended to maintain an effective process to identify, evaluate, mitigate, and report critical risk exposure information, including any significant gaps in our ability to manage risk, to executive management and the Audit Committee of the Board of Directors at least annually. The MRC is comprised of senior members of management representing a variety of business units and functions and may also include other senior leaders with functional expertise. The MRC supports the organization with clearly defined accountabilities and a culture that supports risk-based decision making.

Spotlight on Climate Change Risk Management

As a property-casualty insurance company that operates our businesses throughout the United States, our success depends on our ability to underwrite and price risk accurately, which is subject to a number of risks, including those related to changes in the frequency, severity, duration, geographic location, and scope of severe weather events, which may be becoming more severe and less predictable as a result of climate change.

Our Nominating and Governance Committee oversees ESG matters, including climate change, on behalf of the Board. Additionally, the Audit Committee oversees our ERM program and, as part of that oversight, is kept apprised of certain operational risks such as climate change and our reinsurance programs. Our MRC coordinates our ERM program. In the MRC's annual risk assessment process, we attempt to evaluate the longer-term effects of climate change and attempt to evaluate the impact on capital, pricing, our customers, and investments.

Spotlight on Cybersecurity Risk Management

Our overall efforts to safeguard the systems and confidential information critical to our operations include preventative and detective internal processes, technological defenses, and other controls designed to provide multiple layers of security protection. This integrated approach to protect data and systems is also built into the company's project management, development, and operations.

Our Technology Committee oversees cybersecurity risk on behalf of the Board. Our Chief Security Officer (CSO) is ultimately responsible for cybersecurity at Progressive, with management oversight of the prevention, detection, mitigation, and remediation of cybersecurity incidents. The CSO reports directly to the Chief Financial Officer and provides regular cybersecurity updates to our CEO, other members of the executive team, and the Technology Committee. Our CSO is also a member of our MRC, which leads our ERM program, which results in cybersecurity risks remaining a focus of our overall risk management process.

MEETINGS OF THE BOARD OF DIRECTORS AND ATTENDANCE

During 2023, the Board held five meetings, pursuant to Ohio corporation law. All directors attended at least 75% of their scheduled Board and committee meetings during their committee tenure in 2023. Pursuant to our Corporate Governance Guidelines, directors are expected to attend our Annual Meeting of Shareholders whenever possible. Normally, a meeting of the Board is scheduled on the date of the Annual Meeting. Our 2023 Annual Meeting was attended by all of the current directors.

A copy of our Corporate Governance Guidelines can be found on our website at progressive.com/governance.

MEETINGS OF THE NON-MANAGEMENT AND INDEPENDENT DIRECTORS

Our non-management directors meet in executive session periodically throughout the year, typically at the conclusion of regularly scheduled Board meetings. In the event that the Chairperson is not available to lead the meetings of non-management directors, the presiding director would be chosen by the non-management directors in attendance. In 2023, under the lead of the Chairperson, the non-management directors met in executive session five times, and each meeting of the non-management directors also was a meeting of the independent directors.

BOARD COMMITTEES

The Board has named an Audit Committee, a Compensation and Talent Committee, an Investment and Capital Committee, a Nominating and Governance Committee, a Technology Committee, and an Executive Committee, as described below. The written charter for each of the committees (other than the Executive Committee, which does not have a charter) can be found on our website at progressive.com/governance.

The following table summarizes the Board's current committee assignments:

Name	Audit	Compensation and Talent	Investment and Capital	Nominating and Governance	Technology	Executive
Danelle M. Barrett					✓	
Philip Bleser	✓*			✓		
Stuart B. Burgdoerfer	C*				✓	
Pamela J. Craig		✓			C	
Charles A. Davis			C			
Roger N. Farah		C		✓		✓
Lawton W. Fitt			✓	C		✓
Susan Patricia Griffith						C
Devin C. Johnson					✓	
Jeffrey D. Kelly	✓*					
Barbara R. Snyder		✓				
Kahina Van Dyke			✓		✓	

✓ Member of the committee

C Chair of the committee

* Audit Committee Financial Expert

Audit Committee

Members





Stuart B. Burgdoerfer
Chair

Philip Bleser

Jeffrey D. Kelly

Meetings Held in 2023
10

Independence
The Board has determined that all members are independent (including the additional requirements for audit committee members).

Financial Literacy/Audit Committee Financial Expert
The Board has determined that all members are financially literate and are each an Audit Committee Financial Expert, as that term is defined in the applicable SEC rules.

Primary Responsibilities
- Ensuring that the organizational structure, policies, controls, and systems are in place to monitor and accurately report performance.

- Monitoring the integrity of our financial statements, our financial reporting processes, internal control over financial reporting, and the public release of financial information.

- Overseeing our compliance and ethics and risk management programs.

- Confirming the independence of, and the selection, appointment, compensation, retention, and oversight of the work of, our independent registered public accounting firms.

- Providing an independent channel to receive appropriate communications from employees, shareholders, auditors, legal counsel, bankers, consultants, and other interested parties.

Please see "Item 1: Election of Directors – Director Nominee Information" for disclosure of each member's relevant experience qualifying such member as an Audit Committee Financial Expert. See also the "Report of the Audit Committee," "Item 4: Proposal to Ratify the Appointment of PricewaterhouseCoopers LLP as Our Independent Registered Public Accounting Firm for 2024," and "Other Independent Public Accounting Firm Information" for additional related information.

Compensation and Talent Committee

Members







Roger N. Farah
Chair

Pamela J. Craig

Barbara R. Snyder

Meetings Held in 2023
7

Resolutions Adopted by Written Action
2

Independence
The Board has determined that all members are independent (including the additional requirements for compensation committee members).

Primary Responsibilities

• Making final determinations regarding executive compensation, including salary, equity-based awards, and annual cash incentive targets, and related performance goals, formulae, and procedures.

• Approving (or in certain circumstances, recommending to the full Board for approval) the terms of the various compensation and benefit plans in which executive officers and other employees may participate.

• Administering our Dodd-Frank Clawback Policy and, separately from such policy, overseeing any additional compensation recoupment, recovery, or similar provisions in our compensation and benefit plans.

• Reporting to the full Board on executive compensation, DEI, and several aspects of our human capital management efforts.

The committee's determinations regarding incentive compensation for executive officers (for example, performance criteria and standards relating to Gainshare, our annual cash incentive program) generally also apply to incentive plans covering most other employees. Under this program, executives and non-executives alike are motivated to achieve the same performance objectives. The committee has delegated to management the authority to implement such plans, and make other compensation-related decisions (such as salary and equity-based awards), for employees other than executive officers.

Please see "Compensation Discussion and Analysis" and "Compensation Committee Report" for additional related information.

Investment and Capital Committee

Members

  

Charles A. Davis
Chair

Lawton W. Fitt

Kahina Van Dyke

Meetings Held in 2023
5

Independence
The Board has determined that all members are independent.

Primary Responsibilities

- Monitoring whether the company has adopted and adheres to rational and prudent investment and capital management policies.

- Monitoring whether management's investment and capital management actions are consistent with our investment policy, financial objectives, and business goals.

- Monitoring our compliance with legal and regulatory requirements and internal guidelines pertaining to investment and capital management.

- Monitoring the competence and performance of the company's internal and external money managers.

- Monitoring the compensation of external money managers.

- Monitoring the company's Strategy Group and proposed strategic investments, including mergers and acquisitions.

The committee does not make operating decisions about money manager selection or compensation, asset allocation, market timing, sector rotation, or security selection, which are the responsibilities of management. The full Board must approve significant changes to the company's capital structure, dividend policy, or portfolio asset allocation, as well as significant strategic investments.

Nominating and Governance Committee

Members





Lawton W. Fitt
Chair

Philip Bleser

Roger N. Farah

Meetings Held in 2023
5

Independence
The Board has determined that all members are independent.

Primary Responsibilities
- Considering the qualifications of individuals who are proposed as possible nominees for election to the Board and making recommendations to the Board with respect to such potential candidates.

- Overseeing the process for evaluating director, committee, and board performance.

- Monitoring corporate governance matters affecting the Board and the company.

- Regularly reviewing our Corporate Governance Guidelines to ensure that they continue to correspond to, and support, the Board's governance philosophy and considers, where appropriate, recommending to the Board for approval, changes to the Corporate Governance Guidelines based on suggestions from its members, other Board members, or management.

- Overseeing environmental, including climate change, and social factors and initiatives impacting us.

At each of its meetings during 2023, the committee received updates from the company's management concerning ESG matters.

The committee welcomes input from shareholders regarding potential director nominees. Shareholders can recommend a candidate for consideration by the committee by following the procedures described under "Other Matters – Procedures for Recommendations and Nominations of Directors and Shareholder Proposals."

Technology Committee

Members













IND

Pamela J. Craig
Chair

IND

Danelle M. Barrett

IND

Stuart B. Burgdoerfer

IND

Devin C. Johnson

IND

Kahina Van Dyke

Meetings Held in 2023
5

Independence
The Board has determined that all members are independent.

Primary Responsibilities

- Overseeing the use of technology in executing our business strategies, including:
  - Technology strategies (including digital strategies) and technology investments,
  - Cybersecurity programs, and
  - Operational performance, technology-related business continuity, and disaster recovery efforts.
- Monitoring related industry trends.

At each meeting, the committee received updates from the company's Chief Information Officer and Chief Security Officer, among other members of management, on technology investments, IT programs and operations, and the company's information security programs, matters, and efforts.

Executive Committee

The Board has an Executive Committee made up of Susan Patricia Griffith (Chair), Roger N. Farah, and Lawton W. Fitt. This committee exercises all powers of the Board between Board meetings, except the power to fill vacancies on the Board or its committees and the power to adopt amendments to our Code of Regulations. During 2023, the Executive Committee adopted resolutions by written action pursuant to Ohio corporation law on four occasions.

BOARD EVALUATION PROCESS

Our Board recognizes that a constructive evaluation process enhances our Board's effectiveness and supports good corporate governance. Every year, the Nominating and Governance Committee oversees a self-evaluation process of our Board's overall performance, and of each of our Board's committees, which is designed to elicit feedback from the directors that will improve the effectiveness of the Board and the committees, and enable each director to contribute actively to the work of the Board. The committee reports these results to the full Board for discussion, and feedback is shared with directors.

In assessing their performance, the Board and its committees take a multi-year perspective to identify and evaluate trends. Each year, the committee re-examines the evaluation process to ensure that the process allows directors the opportunity to provide actionable feedback. Accordingly, the process varies year to year and involves one or a combination of evaluative approaches, including written surveys, individual interviews, group discussions in executive session, and/or engagement of a third-party facilitator.

From time to time, the committee may engage an independent third party to conduct the annual evaluations to gain an additional perspective and encourage even more candid participation and feedback. The Nominating and Governance Committee engaged an independent third party in 2021 and plans to continue to evaluate the use of an independent third party for the evaluations every few years as part of its multi-year approach.

In early 2022, 2023, and 2024, the evaluation process used a written survey addressing a wide range of topics including:

- Board overall effectiveness
- Board composition
- Committee structure and effectiveness
- Board meeting content and structure
- Board and committee information needs

The Nominating and Governance Committee reported these results to the full Board for discussion, and used the information obtained to enhance Board and committee performance and processes.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders or other interested parties may send written communications to the entire Board or to the non-management directors. Such communications must be clearly addressed to the Board or the non-management directors and sent to either of the following:

- Lawton W. Fitt, Chairperson of the Board
  The Progressive Corporation
  email: chair@progressive.com
- David M. Stringer, Secretary
  The Progressive Corporation
  6300 Wilson Mills Road
  Mayfield Village, OH 44143
  or email: secretary@progressive.com

The recipient will promptly forward appropriate communications to the full Board or to the non-management directors, as specified by the sending party.

TRANSACTIONS WITH RELATED PERSONS

From time to time, we may enter into transactions with a director or executive officer, certain of their relatives, or an entity in which one or more of our directors or executive officers, or a relative of such person, is an owner, director, or executive officer. With limited exceptions relating to transactions made in the ordinary course of business and certain low dollar transactions, such transactions must be disclosed to and approved by our Board under our Code of Business Conduct and Ethics. This policy is carried out by the Secretary as

transactions with such persons or entities, or proposals for such transactions, are identified by management or disclosed by members of the Board. The Board reviews these transactions as they are identified and, for ongoing transactions, on an annual basis thereafter.

During 2023, no transactions with related persons exceeding $120,000 in value were identified and reportable under SEC rules. For purposes of these disclosures, we exclude purchases of Progressive insurance policies, payments of claims required by our insurance policies, and other ordinary course transactions that were determined not to confer a material interest in our director, executive officer, or other related person.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Mr. Farah (Chair), Ms. Craig, Ms. Snyder, and our former director Jan E. Tighe, served as members of the Board's Compensation Committee during 2023, which was renamed to the Compensation and Talent Committee in 2024. There were no compensation committee interlocks.

EQUITY OWNERSHIP GUIDELINES FOR DIRECTORS

Within five years after being elected to the Board, each director must acquire common shares having a value equal to at least three times the director's annual compensation for the most recently completed term, and then maintain such level of holdings throughout their tenure as a director. See "Director Compensation – Narrative Disclosure to Director Compensation Table" for additional information.

MANDATORY DIRECTOR RETIREMENT

Although the Board does not believe that term limits are appropriate, the Board does support a mandatory retirement age for directors. Accordingly, our Corporate Governance Guidelines provide that the Board will not nominate for election by shareholders a candidate for director who is eighty years of age or older at the time of such nomination, nor will the Board appoint such an individual to a vacant seat on the Board. The Board has not waived this requirement in the last three years.

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Progressive filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent Progressive specifically incorporates this Report by reference therein.

The Audit Committee of the Board of Directors consists of the three directors named below, each of whom the Board has determined meets the applicable independence and experience requirements of the New York Stock Exchange and the Securities and Exchange Commission (SEC). In addition, the Board has determined that each of Mr. Burgdoerfer, Mr. Bleser, and Mr. Kelly is an Audit Committee Financial Expert, as that term is defined by the SEC.

The Audit Committee is responsible, on behalf of the Board, for ensuring that the organizational structure, policies, controls, and systems are in place to monitor and accurately report the company's performance. The committee monitors the integrity of the company's financial statements, its financial reporting processes, its system of internal control over financial reporting, and the public release of financial information. In addition, the committee oversees the company's compliance and ethics and enterprise risk management programs. During 2023, the committee held 10 meetings to review these matters and conduct other business.

The committee also is directly responsible for the appointment, compensation, retention, and oversight of the company's independent registered public accounting firm and for reviewing that firm's independence. For 2023, the committee appointed PricewaterhouseCoopers LLP (PwC) as the company's independent registered public accounting firm. The committee's appointment of PwC was ratified by shareholders at the company's 2023 Annual Meeting of Shareholders.

In supervising the work of PwC on the 2023 audit, the committee received the written disclosures and letter from PwC concerning its independence as required by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB), and the committee has discussed with PwC its independence. In addition, the committee reviewed, and discussed with PwC, among other matters: PwC's report on its internal quality control procedures, including issues raised by governmental investigations of PwC in the preceding five years; the publicly available parts of the PCAOB's report on its most recent inspection of PwC; regulatory developments during the year that impacted PwC's audit work for the company or its communications with the committee; and the other matters that PwC is required to communicate to the committee under the applicable requirements of the PCAOB.

The committee's role relating to the financial statements is one of oversight. The company's management has the primary responsibility for the financial statements and the reporting process, including the system of internal control over financial reporting. Management reports to the committee on financial, accounting, and operational developments that may impact the financial statements, and on issues relating to the company's internal controls, among other matters. The committee also oversees the work of PwC and the company's internal audit staff. During the 2023 audit, the committee discussed with PwC and the internal auditors the overall scope and plans for their respective audits. The committee then met with PwC and the internal auditors at various times throughout the year, with and without management present, to discuss the results of their examinations, evaluations of the company's internal controls, the overall quality of the company's financial reporting, and the critical accounting matters addressed during PwC's audit.

Notwithstanding the committee's oversight efforts, and the work performed by the company's internal audit staff, PwC alone is responsible for expressing its opinion on the conformity of the company's consolidated year-end financial statements with accounting principles generally accepted in the United States of America and its assessment of the effectiveness of the company's internal control over financial reporting.

In fulfilling its oversight responsibilities, the committee reviewed and discussed with management the company's audited consolidated financial statements for the year ended December 31, 2023. These discussions included assessments of the quality, not just the acceptability, of the accounting policies used by the company, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. In addition, the committee has discussed with PwC its judgment as to the quality, not just the acceptability, of the company's accounting policies.

Based on the reviews and discussions referred to above, the committee recommended to the Board of Directors that the audited consolidated financial statements be included in The Progressive Corporation's Annual Report on Form 10-K for the year ended December 31, 2023, for filing with the SEC.

After reviewing the performance of PwC in planning and conducting the 2023 audit, and considering PwC's independence, quality of services and communications, and sufficiency of resources, among other matters, the committee has selected and retained PwC to serve as the independent registered public accounting firm for Progressive and its subsidiaries for 2024. Shareholders are being given the opportunity to vote on the ratification of this selection at the 2024 Annual Meeting of Shareholders.

The committee operates under a written charter, the terms of which are reviewed annually by the committee. The current charter, as approved by the Board, is posted on the company's website at progressive.com/governance.

AUDIT COMMITTEE

Stuart B. Burgdoerfer, *Chair*
Philip Bleser
Jeffrey D. Kelly

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following information is set forth with respect to persons known to management to be the beneficial owners of more than 5% of Progressive's common shares, $1.00 par value, as of December 31, 2023.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	51,466,044 [1]	8.8%
BlackRock, Inc. and subsidiaries 50 Hudson Yards New York, NY 10001	46,567,728 [2]	8.0%

[1] Derived from the Schedule 13G/A filed on February 13, 2024, the Vanguard Group Inc. has sole investment power over 48,962,358 shares, shared investment power over 2,503,686 shares, shared voting power over 766,936 shares, and does not have sole voting power over any shares.

[2] Derived from the Schedule 13G/A filed on February 12, 2024, BlackRock, Inc. and its subsidiaries have sole investment power over 46,567,728 shares, sole voting power over 42,379,758 shares, and does not have shared investment or voting power over any shares.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following information summarizes the beneficial ownership of Progressive's common shares as of January 31, 2024, by each current director of Progressive, each nominee for director, and each of the named executive officers (as identified in "Executive Compensation – Summary Compensation Table") and all current directors and executive officers as a group. In addition, to provide a more complete picture of the economic interests of certain individuals in Progressive common shares, the final two columns include certain units held in our benefit and equity incentive plans that are equal in value to a share of our stock, but do not technically qualify as "beneficially owned" under the applicable regulations, also as of January 31, 2024.

Name	Total Common Shares Beneficially Owned[1]	Percent of Class[2]	Units Equivalent to Common Shares[3]	Total Interest in Common Shares and Unit Equivalents
Karen B. Bailo	40,806	*	14,551	55,357
Danelle M. Barrett	1,350	*	—	1,350
Philip Bleser	22,480	*	1,017	23,497
Stuart B. Burgdoerfer	14,050	*	—	14,050
Patrick K. Callahan	44,864	*	108,375	153,239
Pamela J. Craig	12,258	*	249	12,507
Charles A. Davis	345,851	*	12,869	358,720
Roger N. Farah	116,036	*	31,744	147,780
Lawton W. Fitt	115,590	*	23,632	139,222
Susan Patricia Griffith	570,097	*	70,531	640,628
Devin C. Johnson	8,176	*	—	8,176
Jeffrey D. Kelly	36,809	*	—	36,809
John Murphy	60,644	*	15,496	76,140
John P. Sauerland	400,335	*	19,736	420,071
Barbara R. Snyder	19,252	*	9,485	28,737
Kahina Van Dyke	14,327	*	—	14,327
All 24 Current Executive Officers and Directors as a Group	1,998,107	*	388,489	2,386,596

* Less than 1% of Progressive's outstanding common shares.

[1] Total Common Shares Beneficially Owned is comprised of the following:

Name	Common Shares Subject to Restricted Stock Awards[a]	Beneficially Owned Common Share Equivalent Units[b]	Other Common Shares Beneficially Owned[c]
Karen B. Bailo	—	—	40,806
Danelle M. Barrett	1,350	—	—
Philip Bleser	2,436	17,915	2,129
Stuart B. Burgdoerfer	2,624	—	11,426
Patrick K. Callahan	—	—	44,864
Pamela J. Craig	1,529	4,509	6,220
Charles A. Davis	2,436	10,768	332,647
Roger N. Farah	2,549	105,948	7,539
Lawton W. Fitt	3,898	102,303	9,389
Susan Patricia Griffith	—	—	570,097
Devin C. Johnson	2,249	—	5,927
Jeffrey D. Kelly	1,394	—	35,415
John Murphy	—	—	60,644
John P. Sauerland	—	—	400,335
Barbara R. Snyder	2,249	12,641	4,362
Kahina Van Dyke	2,361	—	11,966
All 24 Current Executive Officers and Directors as a Group	25,075	254,084	1,718,948

[a] Represents common shares held pursuant to unvested restricted stock awards issued under the Amended and Restated 2017 Directors Equity Incentive Plan. The beneficial owner has sole voting power and no investment power with respect to these shares during the restriction period.

[b] This number represents units (excluding dividend equivalents) that have been credited to the director's account under The Progressive Corporation Directors Restricted Stock Deferral Plan, as amended and restated (the Directors Restricted Stock Deferral Plan), under which each director has the right to defer restricted stock awards, to the extent that distributions from the Directors Restricted Stock Deferral Plan will be made in Progressive common shares upon the termination of a director's service as a director. As to the number of shares that will be so distributed, the director has the right to acquire those shares within 60 days, and those shares are deemed "beneficially owned." See "Director Compensation – Narrative Disclosure to Director Compensation Table" for a description of the Directors Restricted Stock Deferral Plan.

[c] Includes common shares held directly by the individual, holdings in our 401(k) plan, and shares held by, or for the benefit of, family members. For Mrs. Griffith, the amount includes a total of 69,811 common shares held in trust for the benefit of her spouse and 19,108 common shares held by her spouse. For Mr. Sauerland, this amount includes 64,074 shares beneficially owned by his family members and related entities, of which he may be deemed a beneficial owner by virtue of voting, investment, and dispositive power over such shares but in which he has no pecuniary interest. Mr. Sauerland disclaims beneficial interest over such shares. For Mr. Burgdoerfer, this amount includes 11 common shares held by his spouse.

[2] Percentage based solely on "Total Common Shares Beneficially Owned."

[3] The units disclosed are in addition to "Total Common Shares Beneficially Owned" and have been credited to the applicable director's or executive officer's account under one or more of our deferred compensation plans as dividend equivalent units, or, as it relates to our executive officers, under our 2015 Equity Incentive Plan. In each case, the holder has neither voting nor investment power. Each unit is equal in value to one Progressive common share. For the applicable executive officers, amounts in this column: (a) include outstanding time-based restricted stock unit awards, some of which, for certain executives officers, could vest upon retirement assuming that the executive officer has satisfied the Rule of 70 requirements, but for which distribution to the executive officer is delayed under Section 409A of the Internal Revenue Code, and (b) exclude outstanding performance-based restricted stock unit awards, due to the variable nature of such awards. See "Executive Compensation – Outstanding Equity Awards at Fiscal Year-End" and "Executive Compensation – Potential Payments Upon Termination or Change in Control" for additional information on these awards.

COMPENSATION DISCUSSION AND ANALYSIS

OVERVIEW

Our Vision is to become consumers', agents', and business owners' number one destination for insurance and other financial needs. We believe that our Core Values, including our Profit Core Value, build the foundation that drives every decision we make and influences how we treat others. Accordingly, these values are deeply-rooted in the minds and actions of our executive officers.

We structure our executive compensation program to support our Vision and our long-term profitability goal, providing strong alignment between pay and performance. We generally provide target compensation to our executives at or below the market median, with performance-based compensation providing upside potential when we perform well against pre-established and objective measures that we believe correlate to shareholder value. In addition, we provide a significant percentage of total compensation to executives in the form of performance-based equity awards, and we believe these awards support a strong pay-for-performance linkage and further align the interests of our executives with those of our shareholders.

For many years, our goal has been to grow as fast as we can at a 96 or better combined ratio during each calendar year while continuing to deliver high-quality customer service. To us, this profitable growth goal is not a value of convenience from which we look to waiver depending on the state of our business. Instead, we believe it remains steadfast and that our continued and unrelenting focus on our profitable growth goal has increased, and will continue to increase, our shareholders' value over the long term. The combined ratio represents the profitability of our insurance operations and is used in certain of our executive compensation program's performance-based equity and cash awards. These awards represent 86% and 77% (on average) of the maximum potential 2023 annual compensation for Susan Patricia Griffith, our President and Chief Executive Officer (CEO), and our other named executive officers (NEO), respectively. We take a long-term view towards creating, sustaining, and increasing shareholder value and believe that focusing on achieving a 96 or better combined ratio, in addition to the other growth elements of our executive compensation program, supports this goal. In our view, by focusing on putting profit before growth, we are enabled to embrace uncertainty, be nimble and resilient, and ultimately pivot our focus and strategies to achieve our business objectives and deliver solid results. We believe this serves the long-term interests of our shareholders.

We believe that our compensation programs have contributed to our exceptional and profitable growth in recent years. For example, over the past three years we have profitably grown our net premiums earned (the source of nearly all of our non-investment revenue) by $19.4 billion, or 49%. During 2023, net premiums written grew by 20% and net premiums earned grew by 19%, at a profitable 94.9 combined ratio. We believe this performance exceeds the underwriting performance of our industry peers.

We continue to demonstrate strong pay-for-performance alignment in our equity and cash incentive awards. During the past five years:
- we grew faster than the markets of the insurance business lines we measure, resulting in the related vesting of the performance-based restricted stock unit awards above target;
- we achieved above-market longer-term fixed-income portfolio performance, resulting in the vesting of the performance-based restricted stock unit awards that reflect our investment results above target; and
- our Gainshare program paid out an average of 162% of target based on the growth in average policies in force and profitability of our insurance businesses (for 2023, it paid out at 178% of target).

In addition, our cumulative total shareholder return over the past five years exceeded that of the S&P 500 by 1.9 times (x), as disclosed in our performance graph in our 2023 Annual Report to Shareholders. Our cumulative total shareholder return over the past four years also exceeded that of our industry peer group by 2.2x, as disclosed in "Pay Versus Performance."

See "Proxy Statement Summary" for more information regarding our annual financial results for 2023 and "Pay Versus Performance" for an additional discussion related to our pay-for-performance alignment.

COMPENSATION HIGHLIGHTS FOR 2023

For 2023, in addition to our CEO, the other NEOs included John P. Sauerland, our Vice President and Chief Financial Officer, Patrick K. Callahan, our Personal Lines President, Karen B. Bailo, our Commercial Lines President, and John Murphy, our Claims President.

Consistent with prior years, the total target compensation in 2023 for our CEO and the other NEOs was heavily weighted toward at-risk, performance-based, compensation.

2023 CEO Compensation

At-risk annual equity and cash incentive awards represented 97% of maximum potential compensation and 93% of target compensation.

Mrs. Griffith received a salary increase of 5.3% and her salary remains well below the market median.

Annual Equity Awards:
- Time-based: 1.0x salary
- Performance-based:
  - Insurance operations: 8.0x target - could range from zero to 20.0x salary; and
  - Investment results: 1.0x target - could range from zero to 2.0x salary.

Annual Cash Incentive: 2.5x target - could range from zero to 5.0x salary.

CEO Target Compensation



■ Salary ■ Cash Incentive ■ Time-Based Equity ■ Performance-Based Equity

CEO's equity ownership (as of January 31, 2024): Our CEO directly owned shares valued at 86x salary, well in excess of the 6x required by our Corporate Governance Guidelines (which excludes all unvested equity awards).

2023 Other NEOs Compensation

At-risk annual equity and cash incentive awards averaged 90% of maximum potential compensation and 82% of target compensation.

Each NEO received a salary increase, as discussed below.

Annual Equity Awards:
- Time-based: 1.0x salary; and
- Performance-based: 2.17x target, on average - could range from zero up to 6.9x salary (amounts vary by executive).

Annual Cash Incentives: between 1.0x and 1.5x target (amounts vary by executive) - could range between zero and 3.0x salary.

NEO Annualized Target Compensation



■ Salary ■ Cash Incentive ■ Time-Based Equity ■ Performance-Based Equity

Equity ownership requirements (as of January 31, 2024): Each of the NEOs was in compliance with the expectation in our Corporate Governance Guidelines that they hold equity (including unvested time-based equity awards) valued at a minimum of 3x salary.

2023 Say-on-Pay Vote

At our 2023 Annual Meeting of Shareholders, shareholders cast advisory votes on our executive compensation program, sometimes referred to as the "say-on-pay" vote. In that vote, shareholders approved our executive compensation program, with 95% of the votes cast in support. During 2023, the Compensation and Talent Committee of the Board of Directors reviewed these results with management. Because of the strong level of shareholder support and the absence of specific concerns expressed by shareholders, the committee determined that no specific actions with respect to 2024 compensation should be taken in response to the say-on-pay vote.

OUR EXECUTIVE COMPENSATION PROGRAM

Our executive compensation program is designed and implemented under the direction and guidance of the Compensation and Talent Committee. Broadly stated, we seek to maintain a consistent executive compensation program with the following objectives:

- attract and retain outstanding executives with the leadership skills and expertise necessary to drive results, build an enduring business, and create long-term shareholder value;
- motivate executives to achieve our long-term strategic goals while meeting challenging short-term business objectives;
- reward performance and differentiate compensation based on the achievement of challenging goals; and

- align the interests of our executives with those of shareholders.

Progressive's executive compensation program is designed to serve shareholders' interests by strongly tying our executives' compensation to the achievement of important operating goals and the value of our common shares. As a result, while we seek to offer competitive salaries to our executives, the more significant aspects of our executive compensation program are at-risk components consisting of equity awards and annual cash incentive opportunities.

As a general matter, executive salaries are intended to be at, or somewhat lower than, median amounts paid to executives who have similar responsibilities at comparable companies, while our performance-based equity and annual incentive programs provide the potential to earn above-market median total compensation when the company achieves challenging goals designed into these plans.

While we consider market data when making decisions on executive compensation, variations occur for a number of reasons, including the unique nature of a specific executive's responsibilities, individual performance, the tenure and experience of an executive, the executive's future potential, and our business needs.

ELEMENTS OF COMPENSATION

The following chart provides general information about the elements of compensation for our executive compensation program:

		Element	Why We Use This Element
Fixed	Annual	Salary	Provides a fixed amount of income to attract and retain executive talent and rewards individual performance
Variable	Annual	Gainshare Cash Incentive*	Motivates nearly all employees, including our executives, to achieve challenging and objective operating goals in our insurance businesses Measures the annual growth in policies in force and profitability in our insurance businesses Generally, provides executives with the potential (when combined with other compensation elements) to earn compensation above the market median
Variable	Annual	Progressive Capital Management Cash Incentive	Motivates our investment professionals, including our Chief Investment Officer (CIO), to balance short- and long-term performance of our fixed-income portfolio with our investment goal of protecting our balance sheet (no current NEO participates in this plan) Measures the performance of our fixed-income portfolio over a one-year and a three-year period against the performance results of a benchmark group Provides the CIO with the potential (when combined with other compensation elements) to earn compensation above the market median
Variable	Long-Term	Performance-Based Restricted Stock Units *Growth in Market Share**	Motivates executives to focus on longer-term operating performance of our insurance businesses Rewards our profitable growth in market share of our insurance businesses over a three-year period Aligns the interests of executives with those of shareholders by tying the value of compensation to the market value of our common shares Generally, provides executives with the potential (when combined with other compensation elements) to earn compensation above the market median
Variable	Long-Term	Performance-Based Restricted Stock Units *Investment Results**	Motivates our CEO, CFO, and CIO to focus on longer-term fixed-income portfolio investment performance Measures the performance of our fixed-income portfolio over a three-year period against the performance results of a benchmark group Aligns the interests of these executives with those of shareholders by tying the value of compensation to the market value of our common shares Provides these executives with the potential (when combined with other compensation elements) to earn compensation above the market median
Variable	Long-Term	Time-Based Restricted Stock Units	Further aligns the interests of executives with those of shareholders by tying the value of compensation to the market value of our common shares

* The pay-for-performance alignment of these elements of compensation are described in more detail in “Pay Versus Performance.”

The Role of Diversity, Equity, and Inclusion

We believe that our people and our culture remain our most significant competitive advantage and that having the right people working together in the right way is critical to driving our results, building an enduring business, and creating long-term shareholder value.

In our view, supporting diversity, equity, and inclusion (DEI) in the workplace is a priority, and critical to achieving our goals of attracting, retaining, and motivating our highly qualified employees to build upon our enduring business and create long-term shareholder value.

For several years, the job objectives for our executive officers, including our NEOs, have included an objective related to supporting our commitment to advancing DEI, demonstrating our intentional focus on DEI efforts, and appreciating the critical role DEI plays in our success. We continued to strive for diversity in our teams, equity in our practices, and inclusion in our culture. Accordingly, in addition to the assessment of market data, in establishing 2023 target total compensation for our NEOs, the Compensation and Talent Committee broadly considered the investments and actions taken during 2022 under our executive team's leadership to further support our DEI efforts, including those highlighted below:

Select 2022 Diversity, Equity, and Inclusion Efforts

- Guiding companywide strategy and efforts that strengthened the company's commitment to ensuring a healthy culture where all of our talented people can thrive.
- Meaningfully supporting our DEI awareness efforts and serving as sponsors for many of our nine ERGs.
- Creating several leadership development offerings at the business function level.
- Expanding our Multicultural Leadership Development Program, which is an inclusive program open to employees across every demographic and business area, to include two programs for high performing, motivated individual contributors who aspire to take on roles in leadership.
- Launching forums to support new senior leaders.
- Supporting efforts in our hybrid work environment aimed at ensuring a culture of belonging where all of our people are welcomed, valued, and respected.
- Striving to create products, services, and communications that are relevant and desirable in our multicultural marketplace and enhancing and expanding our customer-focused multilingual experiences.

- Supporting efforts to contribute to our communities through our Keys to Progress® program.
- Supporting a change in The Progressive Insurance Foundation's traditional matching gift program to a new equitable giving program called Name Your Cause® intended to broaden employee participation.
- Serving as the stewards of our Core Values and culture, which contributed to the company receiving several recognitions for 2023, including: Fortune® 100 Best Companies to Work For, Forbes® Best Employers for Diversity, Gallup Exceptional Workplace Award, and National Association of Corporate Directors (NACD) Diversity, Equity and Inclusion Award.

The Compensation and Talent Committee made a similar assessment with respect to establishing 2024 target total compensation for the NEOs and broadly considered the several DEI investments and actions taken during 2023 under our executive team's leadership. See "Proxy Statement Summary – Human Capital Management – Diversity, Equity, and Inclusion" for more information.

2023 DECISIONS AND AWARDS

Salaries

For 2023, annual salaries for our NEOs were as follows:

Name	2023 Salary[1]	Change From Prior Salary
Susan Patricia Griffith[2]	$1,000,000	5.3%
John P. Sauerland	700,000	3.7
Patrick K. Callahan	650,000	4.0
Karen B. Bailo	600,000	9.1
John Murphy	580,000	5.5

[1] Amounts may differ from the salary amounts shown in "Executive Compensation – Summary Compensation Table" as salary changes are typically implemented in February of each year.

[2] Mrs. Griffith previously requested that her target compensation for 2022 and 2021 remain the same since 2020, and the Compensation and Talent Committee honored her request.

After reviewing the applicable market comparison and also taking into account each executive's experience in the specific role, and individual performance, annual salary increases were provided to each NEO to improve the competitive nature of our total compensation. After taking into account the increases, the 2023 salaries for each applicable NEO remained below the median for executives at comparable companies based on the data reviewed by the Compensation and Talent Committee in late 2022.

Equity Awards

A high percentage of our executive compensation program provides long-term incentives through grants of equity-based awards, currently in the form of restricted stock units, which creates a strong pay-for-performance linkage and aligns the interests of our executives with those of our shareholders. Under a restricted stock unit grant, the executive receives an award of a specified number of units; upon vesting of the award, the executive is entitled to receive one Progressive common share for each unit that is vesting. Annual awards of restricted stock units are made to the NEOs in the form of performance-based awards and time-based awards. As with other elements of our executive compensation program, integral to our performance-based equity awards are pre-established growth and profitability measurements that correlate to shareholder value, are consistent with our companywide objectives, and align with our Profit Core Value.

For 2023, the aggregate dollar value (fair value on the date of grant) of annual equity awards made to the NEOs was approximately $14.5 million in performance-based awards (at target value) and $3.5 million in time-based awards. Those awards were determined based on the following target levels:

Name	Performance-Based Award Target Value (Multiple of Salary)[1,2] 2023	Time-Based Award Value (Multiple of Salary)[2] 2023
Susan Patricia Griffith	9.00x[3]	1.00x
John P. Sauerland	2.75[3]	1.00
Patrick K. Callahan	2.75	1.00
Karen B. Bailo	1.50	1.00
John Murphy	1.50	1.00

[1] Pursuant to performance-based awards, between zero-2.5x (zero-2.0x for investment-based awards) of the number of units awarded can vest. See discussions above.

[2] For 2023, the Compensation and Talent Committee revised the allocation of Mrs. Griffith's annual equity awards to increase the amount granted as performance-based awards to 9.0x of her salary and decrease the amount granted as time-based awards to 1.0x her salary. The other executives remained unchanged from the prior year.

[3] For the following executives, investment-based awards represented the indicated multiple of each executive's salary for the year: Mrs. Griffith, 1.0x; and Mr. Sauerland, 0.45x.

Since 2021, our agreements include a non-compete provision and contain different provisions for death, disability and retirement than prior awards (see "Executive Compensation – Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table").

Annual Performance-Based Awards – Performance versus Market Insurance Results   Each of the NEOs and 54 other senior managers were granted performance-based restricted stock unit awards that measure the growth of our insurance businesses, and compare that growth to the growth of the market as a whole, over a three-year performance period, and also include a profitability requirement of a combined ratio of 96.0 or better over the most recent 12-month period when the vesting is determined. The committee granted these awards to each of the NEOs in March 2023.

These awards require our business lines to outgrow the market by a specified percentage for that business line in determining the actual number of units eligible to vest. Specifically, the 2023 awards measure the growth of two business lines (private passenger auto and commercial auto) from 2023 through 2025 as compared to the growth rate of each of these markets as a whole (excluding our results) over that same period. We measure against these business lines since they represent market categories that align with financial reporting to insurance regulatory authorities and are publicly available and compiled routinely by third parties. With respect to the 2023 awards, the homeowners multiple-peril business line was removed from the awards, in light of our focus on growing in states with traditionally less catastrophe exposure and limiting growth in coastal and hail-prone states; the homeowners multiple-peril business line had previously been included in prior awards.

Each business unit will receive a score, which will then be weighted based on the business lines' relative contribution to net premiums earned. These scores will then be combined to produce a final performance factor. In each case, we will use A.M. Best data to make these calculations. The final performance factor will be used as a "multiplier" to increase or decrease the number of units (compared to target) that can vest. Although these awards are designed to reward growth, they do not reward growth at all cost, and also include a restriction on vesting based on the profitability requirement previously described.

The performance score for each business unit will be determined as follows:

Performance vs. Business Line Market[1]	Determination of the Performance Score for the Business Line
If our growth for the business line exceeds the market growth rate by the maximum measure for that business line or more	Score will be 2.5x; this is the maximum possible score
If our growth rate for the business line exceeds the market growth rate by more than the target measure for that business line but less than the maximum measure for that business line	Score will be between 1.0x and 2.5x, in proportion to the extent to which each business line's growth rate exceeds the market's growth rate above the target rate
If our growth rate for the business line exceeds the market growth rate by less than the target measure for that business line	Score will be up to 1.0x of the target in proportion to the extent to which each business line's growth rate exceeds the market's growth rate
If the business line's growth rate is equal to or less than the market growth rate	The score for the business line will be 0

[1] Growth is measured by premium growth, which is calculated as the percentage change in annual direct earned premium (defined as the sum of net earned premium and earned premiums ceded under reinsurance).

For 2023, the target growth rate measure and maximum growth rate measure for each business line is as follows:

Business Line	Target Growth Rate Measure	Maximum Growth Rate Measure
Private passenger auto	Two percentage points	Three and a half percentage points
Commercial auto	Two percentage points	Three and a half percentage points

For the 2023 awards, the performance factor is expected to be determined in July 2026. If the performance factor is zero, the awards will not vest and will be forfeited. If the performance factor is greater than zero, the performance factor is determined and the awards are eligible to vest, if and when the 12-month profitability requirement is satisfied. For these awards, if the profitability requirement is not satisfied by January 31, 2028, the awards will not vest and will expire.

We believe that this approach, with a potential upside for outperformance as compared with the private passenger auto and commercial auto markets, provides appropriate focus on our competitor set in the insurance market, consistent with our profitable growth goals. In addition, the profitability requirement imposes an additional challenge to our growth in market share, given the fact that some of our competitors do not consistently show a profit in their insurance operations and rely instead on their investment activity to fund insurance liabilities.

*Annual Performance-Based Equity Awards –
Investment Results* In March 2023, the Compensation and Talent Committee also awarded performance-based restricted stock units to Mrs. Griffith, Mr. Sauerland, and our CIO, with a performance goal relating to investment performance. These awards did not increase the aggregate size of the equity awards to the CEO or CFO, but represented a portion of the total performance-based awards that otherwise would have been granted to them.

These awards measure the performance of our fixed-income portfolio for the three-year period of 2023 through 2025, on the basis of the fully taxable equivalent (FTE) total return. The FTE total return is calculated by dividing the recurring investment income (which includes 50% of the benefit of state premium tax abatements associated with certain municipal securities held in our portfolio, and the total net realized (and changes in total unrealized) gains or losses on the applicable securities), by the average outstanding fixed-income investments for the period. Those results are then compared to the performance results achieved by a benchmark group of comparable firms meeting a series of objective criteria for the same time periods. The fixed-income portfolio was chosen for these equity awards because it represents a substantial portion of our investment portfolio (over 95% at year end) and our CIO and other investment professionals actively manage this fixed-income portfolio and do not actively manage our equity investments.

The CEO, CFO, and CIO each received a target number of restricted stock units and the number of units that will ultimately vest can vary between zero and 2.0 times target. At the end of the performance period, using performance data supplied by an independent third party, the performance factor will be determined based on our percentile ranking in the benchmark group as follows:

Score=0 Rank at or below the percentile	Score=1.0 Rank equal to the percentile	Score=2.0 Rank at or above the percentile
25th	50th	75th

The percentile ranking will be interpolated based on the positioning of our actual return compared to the other firms included in the peer set (e.g., a ranking at the 40th percentile will receive a score between zero and 1.0).

These performance-based awards are intended to align the compensation of these executives with their responsibilities in connection with the longer-term performance of our fixed-income portfolio. For the 2023 awards, the use of the 25th percentile as the minimum performance level, and of the 75th percentile as the maximum performance level, reflected the Compensation and Talent Committee's decision at the time of grant that our investment constraints and guidelines may differ from other firms included in the comparison. The committee determined that requiring "average" performance prior to vesting and/or rewarding performance above the 75th percentile might create an incentive to increase investment risks to a level that may exceed the company's overall risk tolerance, and that below target payouts for performance between the 25th and 50th percentiles would be, on balance, fair compensation for the results achieved.

Annual Time-Based Awards In 2023, time-based restricted stock unit awards were granted to the NEOs and 1,077 other senior level employees, comprising approximately 2% of our entire employee population. These awards will vest in three equal annual installments, in January of 2026, 2027, and 2028, subject to accelerated vesting and forfeiture provisions in the 2015 Equity Incentive Plan (2015 Plan) and the grant agreement.

Annual Cash Incentive Payments (Gainshare)
Our Gainshare program has been around for three decades and has been the primary vehicle to motivate and reward our employees to achieve our profitability and growth objectives. Most companies of our size utilize some form of bonus program. Under our Gainshare program nearly all of our employees participate, and we win or lose together based on our collective performance. We believe that Gainshare is a differentiator and contributes to the "all for one and one for all" attitude that in part defines our culture and is supported by our Core Values.

Like other elements of our compensation program, Gainshare is designed to reward performance relative to our long-standing companywide goal to grow as fast as we can at a 96 or better combined ratio while continuing to deliver high-quality customer service.

The Gainshare Plan is currently comprised of six matrices that objectively measure our various products and channels. We use different matrices for each line of business to reflect the different growth and profitability expectations given the wide variance in our market share across business lines and channels. We believe that focusing on performance at the business level is consistent with management's approach to evaluating our operations. Beginning in 2023, the Property business is split into two matrices in light of our focus on growing in states with traditionally less catastrophe exposure and limiting growth in coastal and hail-prone states, weighted by premium.

Gainshare payments for NEOs are determined using the same performance criteria we use for the Gainshare payments for all of our employees, resulting in a consistent set of goals across our employee population. Gainshare payments are determined using the following formula:

$$\text{Paid Salary} \times \text{Target Percentage} \times \text{Gainshare (i.e., Performance) Factor} = \text{Annual Incentive Payment}$$

Annually, each executive's salary and Gainshare target percentage are determined by the Compensation and Talent Committee for the calendar year. When the executive's paid salary is multiplied by the assigned target percentage, the product is referred to as the participant's "target annual incentive payment" for the year. The Gainshare Factor can range from zero to 2.00 each year, and annual cash incentive payments, therefore, can vary between 0x and 2x the target annual incentive payment amount, depending on our actual performance results for the year.

Throughout the 31-year history of our companywide Gainshare program (including 2023), the final Gainshare Factor has ranged from zero to 2.00 and, over the past 5 years of profitable growth, has averaged 1.62. These results confirm management's view that our Gainshare program has operated to provide annual cash incentive payments to our employees, including our executive officers, commensurate with our level of achievement.

The Compensation and Talent Committee set the following Gainshare targets for 2023:

Name	2023 Target (Multiple of Salary)
Susan Patricia Griffith	2.50x
John P. Sauerland	1.50
Patrick K. Callahan	1.50
Karen B. Bailo	1.00
John Murphy	1.00

For each NEO, the 2023 target values remained unchanged from 2022.

The Gainshare payout was determined based on the performance of our Agency auto, Direct auto, and special lines business units (collectively, Personal Lines), Commercial Lines, and Property, subject to the following:

- For several years, the business lines excluded from growth and profitability results (i.e., our umbrella, renters, flood, and business owners' policy) represented less than 1% of our companywide net premiums earned.
- We began including the transportation network company (TNC) business and the business of Protective Insurance Corporation and subsidiaries in the Commercial Lines' profitability results in 2022 and 2023, respectively, but the businesses continue to be excluded from the average policies in force calculations since the policies for these businesses often include multiple vehicles.
- Additionally, for 2023, both the Commercial Lines and Property businesses were subject to new profitability thresholds such that if the combined ratio of the applicable business unit in its entirety equaled or exceeded 100, the Gainshare Factor for that business unit would be 0.

The Gainshare Factor for 2023 was 1.78 out of a possible 2.00 and all Gainshare payments for the NEOs are reported in the "Executive Compensation – Summary Compensation Table" as "Non-Equity Incentive Plan Compensation."

Focusing on performance at the business level was consistent with management's approach to evaluating our operations. We used the average number of "policies in force" to measure growth for each of those businesses because it represents the average of all policies under which coverage was in effect as of the end of the periods specified. The combined ratio represents the profitability of our insurance operations.

Our 2023 Gainshare Plan evaluated the growth and profitability of each of our businesses separately and determined a score between zero and 2.00 for each business. The individual scores were calculated based on a matrix that was approved by the Compensation and Talent Committee at the beginning of the year that contemplated several profit and growth scenarios. Each matrix was built by anchoring the 1.00 score at the established profitability target for the line of business, along with an aggressive growth goal when compared to historical industry growth rates. Each possible combination of growth and profitability would produce a score, and a score at or near 1.00 could be earned with a variety of other growth and profitability combinations; that is, if growth was below expectations, a 1.00 could still be achieved if profitability increased and, likewise, a moderate decrease in profitability could be offset by higher growth to generate a score around 1.00.

The nature of the Gainshare program and the measures that we use were relatively unchanged over the past several years. Although we review the interplay of profitability and growth levels for each business unit matrix annually, any changes are more in the nature of refinements based on market trends and internal expectations. Because the goals are relatively consistent over time and represent management's expectations and goals on a business unit level, we believe that our competitors could glean valuable information about our current operations, strategies, and operating goals if we were to disclose the performance goals in greater detail, even for the previous fiscal year. We therefore believe that the specific goals for our current and prior fiscal years constitute competitive information, which, if disclosed, would harm our competitive position and that our current level of disclosure regarding performance goals and actual performance levels is appropriate and is in the best interests of our shareholders.

The following table presents the overall 2023 growth and profitability data for the individual core business units that contributed to the 1.78 Gainshare Factor:

Business Unit	Combined Ratio	Increase in Policies in Force (%)[3]
Agency auto	95.1	8%
Direct auto	92.7	14
Special lines[1]	—	6
Commercial Lines[2]	98.8	5
Property[2]	98.9	4

[1] Consistent with the presentation of the combined ratio of our Personal Lines segment in our public reports, the combined ratio results for our special lines business are not presented separately and, instead, are included in either the Agency or Direct results, depending on whether the underlying policy was written through agents/brokers or directly by us.

[2] Represents the combined results of the segment, consistent with our public reports.

[3] Based on average policies in force outstanding during the year and, for Agency and Direct, represents auto policies in force only.

Using the actual performance results for the year and the Gainshare matrices discussed above, we determined the performance score for each core business unit, weighted those scores based on each business unit's relative contribution to overall net premiums earned, and then added the weighted scores to determine the Gainshare Factor, as follows:

Matrix	Performance Score	Weighting Factor (%)	Weighted Performance Score
Agency auto	1.92	33.7%	0.64
Direct auto	2.00	40.9	0.82
Special lines	2.00	4.5	0.09
Commercial Lines	1.31	16.9	0.22
Property – growth[1]	0.00	1.8	0.00
Property – limited[2]	0.30	2.2	0.01
Gainshare Factor			1.78

[1] Results for the portion of our Property business focused on growth in states with traditionally less catastrophe exposure.

[2] Results for the portion of our Property business focused on limiting growth in coastal and hail-prone states.

As depicted in the table above, our Direct auto business and special lines business achieved the maximum score of 2.00 and our Agency auto business achieved a score of 1.92. These results reflect solid growth and profitability in these products. Commercial Lines experienced moderate policies in force growth and profitability, reflected by its slightly above target 1.31 score. For our Property business, the growth states had a score of zero due to an underwriting loss for the year, while the states where we are limiting

growth had a score of 0.30 primarily due to achieving profitability for the year.

Under the Gainshare calculations, average policies in force for the included products grew by just over 9%. Along with this unit growth, during 2023, companywide net premiums written grew 20% and net premiums earned grew 19%, at a 94.9 combined ratio. We were able to generate this growth despite the actions we took during the year to slow growth as part of our efforts to ensure we met our profitability target.

We believe that the resulting 1.78 Gainshare Factor was an appropriate and reasonable outcome based on the overall profitability and growth achieved in 2023. The fact that the 2023 Gainshare Factor was higher than our average factor for the past 5 years of 1.62 further demonstrates our strong pay-for-performance alignment in our Gainshare program.

Clawback Provisions

In 2023, our Board of Directors adopted a clawback policy in accordance with applicable SEC and NYSE rules (the "Dodd-Frank Clawback Policy"). The Dodd-Frank Clawback Policy requires us to recover incentive-based compensation awarded to our current and former executive officers resulting from erroneously reported financial information in the event that we are required to prepare an accounting restatement. For several years, our cash and equity incentive plans have included, and will continue to include language that incorporates the Dodd-Frank Clawback Policy into them.

Additionally, our equity and cash incentive plans each include one or more provisions that permit recoupment of performance-based compensation when a specified event occurs or an executive officer engages in specified conduct. If our operating or financial results used to calculate a payment or vesting factor are restated within three years of the payment or vesting, and the payment, or amount of common shares delivered at vesting, was inflated as a result of the incorrect results, we can recoup from the NEO the inflated portion of the payment or common shares delivered (or equivalent value). If an executive officer engaged in fraud or other misconduct that led to a restatement of operating or financial results, we can recoup from them the entire payment or value of common shares delivered at vesting, plus interest and collection costs, even if the restatement occurred more than three years after the payment or vesting event.

In addition to provisions in our equity plan, our equity awards also address conduct that results in reputational harm. Under the 2015 Plan, if an executive officer engages in a "disqualifying activity," they forfeit all outstanding equity awards (time-based and performance-based) held at the time the activity began. If an equity award vests after the conduct began but before we become aware of it, we can recoup the vested award. Among conduct that constitutes a "disqualifying activity" is conduct that is materially detrimental to our reputation or that is a material violation of our Code of Conduct.

Additional Comments Regarding 2023 Compensation Decisions

Consistent with our compensation philosophy and history with respect to executive compensation, the Compensation and Talent Committee granted a large proportion of each NEO's compensation in the form of performance-based compensation, including equity compensation. In this way, overall compensation for these individuals is competitive, while providing the opportunity to earn above-market median compensation if and when justified by the company's performance and our stock price, which aligns the interests of these individuals with those of shareholders. It should be noted, however, that the ultimate value of these awards remains dependent on our achievement of applicable performance goals and the value of our common shares at the time of vesting of restricted stock unit awards. Thus, for each NEO, a substantial portion of the compensation used to establish the NEO's potential percentile position compared to market, and the value of those awards, will remain at risk for years before it is earned, and some of the restricted stock unit awards in fact may never vest. See "Pay Versus Performance" for additional information regarding the change in fair value of these awards until they vest.

Chief Executive Officer   As has been the case in prior years, Mrs. Griffith's salary amount remained well below the 50th percentile of approximately $1.45 million for CEO salaries reflected in the market data reviewed by the Compensation and Talent Committee. After honoring Mrs. Griffith's previous requests that her target compensation for 2020 through 2022 remain the same, for 2023, the committee increased her salary and revised the allocation of her annual equity awards to increase the amount granted as performance-based awards and decrease the amount granted as time-based awards. The committee determined that this equity award allocation would continue to provide Mrs. Griffith with compensation at an appropriate level, while adding significantly to the performance-based nature of her

compensation and further aligning her interests with those of our shareholders. The committee believed that this pay package was consistent with the company's compensation philosophy and presented an appropriate pay package that is largely performance-based.

The result of these determinations for 2023 was that, despite her below-median salary and target cash incentive, Mrs. Griffith continues to have the potential to earn total compensation significantly above the median if the company performs exceptionally well over the various performance periods related to her compensation granted in 2023. If Mrs. Griffith were to have received a cash incentive payment based on a 1.0 Gainshare Factor and her annual performance-based restricted stock unit awards were to vest at their target amounts, her total annual compensation would be just above the 25th percentile for CEOs. However, her annual compensation would be above the 75th percentile if all performance-based compensation, cash and equity, payouts were to be maximized.

Other Current Named Executive Officers   Market comparison information is only one of a number of factors considered by the Compensation and Talent Committee in setting compensation each year, along with other factors such as the length of the executive's experience in the specific job, the nature of the job held and related responsibilities, individual performance, expected future contributions, the reliability of the comparison data, and our business needs. However, we present comparison data here for the shareholders' information (see "– Procedures and Policies – Compensation Comparisons" for further information on our market comparison process).

Assuming that cash incentives had paid out at a 1.0 performance factor for the year and annual performance-based equity also were to vest at the target 1.0 factor, Mr. Sauerland and Ms. Bailo would receive total compensation for 2023 between the 25th and 50th percentile level reflected in the market data reviewed by the committee, Mr. Callahan would receive total compensation between the 50th and 75th percentile level, and Mr. Murphy would receive total compensation above the 75th percentile. In the event that all of their annual incentive based compensation were to pay out at their maximum level, the total compensation for Mr. Sauerland, Mr. Callahan, Ms. Bailo, and Mr. Murphy would be above the 75th percentile.

Changes for 2024

While the basic structure of the 2024 annual compensation for the NEOs approved by the Compensation and Talent Committee in the fourth quarter of 2023 was consistent with 2023, after a review of market data and individual executive performance, Mrs. Griffith received a 5.0% salary increase, the other NEOs received salary increases between 4.3% and 6.7%, and Ms. Bailo's Gainshare target increased from 1.00x to 1.25x.

With respect to the 2024 Performance-Based Awards (Investment Results), the Compensation and Talent Committee increased the maximum number of restricted stock units that may ultimately vest under this award from 2.0x to 2.5x target and additionally rewarded performance between the 75th and 90th percentiles. In making this plan design change, the committee considered the Investment and Capital Committee's oversight of the company's internal investment guidelines applicable to our fixed-income portfolio. Since the awards are designed to measure the performance of our fixed-income portfolio over a longer term (three years), the Compensation and Talent Committee felt this change was appropriate and would not create an incentive to increase investment risks to a level that would exceed the company's overall risk tolerance. The committee believes that the focus on the three-year results, along with the investment constraints mentioned above that are overseen by the Investment and Capital Committee, and the use of the 90th percentile as the maximum payout measure, provides appropriate incentives for these executives without creating inappropriate risks.

OTHER ELEMENTS OF COMPENSATION

Perquisites

We provide perquisites to our executives only when the Board or the Compensation and Talent Committee determines that such benefits are in the interests of Progressive and our shareholders. We own an aircraft that is used primarily for the CEO's and other executive officers' business travel. At the request of the Board, Mrs. Griffith also uses the company aircraft for her personal travel and that of her spouse and children when they accompany her. Such personal use of the aircraft constitutes a perquisite and is provided to enhance the CEO and her family's personal security and the confidentiality of their travel. During 2023, Mrs. Griffith took fewer flights than the prior year and we incurred approximately $150,518 in incremental costs as a result of Mrs. Griffith's personal use of the aircraft. Such personal trips by the CEO also result in taxable income being imputed as required under IRS regulations, and Mrs. Griffith is responsible for paying

the taxes on such income without further contribution or reimbursement from the company. Other executives and guests may occasionally accompany the CEO on personal trips, at the CEO's discretion.

Mrs. Griffith is also provided with a company-owned vehicle and a driver for business needs to facilitate transportation to and among our headquarters and many other local facilities, and to allow her to use that travel time for work purposes. To the extent that the CEO uses the company car for personal matters, she receives a perquisite.

In addition, in connection with Mrs. Griffith's 2023 filing made to the Federal Trade Commission under the Hart-Scott-Rodino (HSR) Act's pre-merger notification requirements, we paid for Mrs. Griffith's associated filing fee ($30,000) and related legal expenses ($6,120). These filings are required prior to the acquisition of a company's common shares when ownership levels will exceed certain dollar thresholds and are subject to certain exceptions. Often, significant shareholders are exempt from these filing requirements because they hold the shares on an "investment only" basis (i.e., as a passive investor). Under the HSR rules, directors and executive officers are not considered to be passive investors.

A large portion of Mrs. Griffith's compensation during her tenure has been in the form of equity-based awards and Mrs. Griffith has accumulated a significant number of our common shares. This has resulted in strong alignment between Mrs. Griffith's interests and those of our shareholders. To further strengthen this alignment, a significant portion of her annual total compensation each year continues to be in the form of equity awards. Based on the considerable appreciation of her common stock holdings from previous equity award vesting events, and also taking into consideration future vesting events, a future vesting could cause Mrs. Griffith's ownership levels to exceed the HSR threshold. The Compensation and Talent Committee considered all of these factors when it determined that the company's payment of these amounts was appropriate since they arose as a result of the operation of the company's executive compensation program.

See the "All Other Compensation" column of "Executive Compensation – Summary Compensation Table" and related footnote for additional information concerning perquisites.

Deferral Arrangements

NEOs and certain other senior level employees are given the opportunity to defer the receipt of annual cash incentive payments and annual equity awards under our Executive Deferred Compensation Plan (EDCP). This deferral mechanism allows NEOs to delay receipt of cash incentives or the vesting of equity awards that have been earned in full and otherwise would have been received as of a specific date. The EDCP is made available to executives in order to keep our executive compensation program competitive and also allow executives to manage their receipt of compensation to better fit their life circumstances, including their individual financial and tax planning objectives. We do not contribute additional amounts to a participant's deferral account, either in the year of deferral or in future years. We also do not guarantee a specific investment return to participants in this plan.

Deferred amounts are deemed to be invested in specific investments selected by the participant, which includes an option to invest in Progressive common shares. Deferrals of outstanding equity awards are currently required to be invested in Progressive common shares throughout the deferral period. The value of each participant's deferred account thus varies based on the participant's investment choices and market factors. Deferred amounts are at risk and may decrease in value if Progressive common shares or the other investments selected by the participant do not perform well during the deferral period. Additional details concerning this plan, including the NEOs' respective holdings in the plan, can be found under "Executive Compensation – Nonqualified Deferred Compensation."

Retirement

We do not provide pension benefits or supplemental retirement benefits to our NEOs. NEOs are eligible to participate in our 401(k) plan on the same terms and conditions available to all other regular employees, subject to limitations under applicable law. Also, upon leaving the company, the NEO may receive a payout of unused paid time off and, where legally required, paid sick leave, subject to limitations applicable to all employees.

We do not provide other payments or benefits to executives related to retirement or eligibility for retirement other than with respect to equity awards. Our NEOs, along with all other equity award recipients, are eligible for "qualified retirement" (also referred to as "Rule of 70") treatment under our 2015 Plan.

Beginning with the 2021 awards, if an NEO retires after satisfying the Rule of 70 requirements (age 55 with at least 15 years of service or age 60 with at least

10 years of service) and remained employed through the end of 2023:

- 100% of their 2023 time-based award will vest; and
- the NEO will retain 100% of the applicable performance-based award, which will vest if, when and to the extent that the applicable performance measures and any profitability requirement, are achieved.

For additional information regarding retirement benefits under earlier equity awards, see "Executive Compensation – Potential Payments Upon Termination or Change in Control."

As discussed in the preceding section, an executive who elects to participate in our deferral program may be entitled to receive post-employment distributions from the EDCP. See "Executive Compensation – Potential Payments Upon Termination or Change in Control – Other Termination Provisions Under Equity Plan."

The qualified retirement provisions are intended to provide a benefit for long-tenured employees. Mrs. Griffith, Mr. Sauerland, and Ms. Bailo satisfied the Rule of 70 requirements for a qualified retirement. See "Executive Compensation – Potential Payments Upon Termination or Change in Control – Qualified Retirement Provisions Under Equity Plan" for additional information.

Severance and Change-in-Control Arrangements

Severance and change-in-control arrangements are intended to provide compensation and a fair financial transition for eligible employees (including the NEOs) when an adverse change in their employment situation is required due to company needs or upon the occurrence of certain unexpected corporate events, and to recognize past contributions by those executives, who are typically long-tenured employees. These arrangements allow executives to focus on the company's performance, and not on their personal financial situation, in the face of uncertain or difficult times or events beyond their control. Each of these programs is discussed in more detail under "Executive Compensation – Potential Payments Upon Termination or Change in Control."

Severance Our executive separation allowance plan (ESAP) provides executives with well-defined financial payments if the executive's employment is terminated for any reason other than resignation (including retirement), death, disability, leave of absence, or discharge for cause, if certain conditions are satisfied. Based on tenure with us, for each of our NEOs, the severance payment would equal three times the executive's salary (i.e., excluding cash incentives and equity awards) at the time of termination, plus medical, dental, and vision benefits for up to 18 months at regular employee costs, and outplacement services following termination. These benefits are payable to the NEOs upon any qualifying separation from the company, whether in a change-in-control situation or otherwise.

In addition, if a change in control occurs and an NEO terminates employment within 24 months following the change in control for "good reason," then the NEO will be entitled to receive the same severance benefits described above as though they had been terminated by the company.

We believe that this level of severance payment for each of our NEOs (a maximum of three times the NEO's salary) is reasonable. The severance payments do not take into account or include the value of cash incentives or equity-based awards in determining the executive's severance payment, which substantially limits the amount of the severance payment when compared with severance plans offered by many other companies. In addition, an executive who qualifies for a severance payment under this plan does not receive accelerated vesting of equity awards (although those awards may vest (or partially vest) separately under our 2015 Plan if the executive is eligible for a qualified retirement, discussed above, or in a change-in-control scenario, as discussed immediately below). Finally, executives will not receive any tax "gross-up" payment to compensate them for any taxes they may owe in connection with a severance payment. Management and the Compensation and Talent Committee accordingly believe that the severance rights provide the NEOs with a fair, but not excessive, financial transition when an executive is asked to leave the company.

The dollar values of benefits that would be payable to NEOs upon a qualifying termination under our severance plan are summarized under "Executive Compensation – Potential Payments Upon Termination or Change in Control."

Change-in-Control Benefits Under Equity Plan The provisions of the 2015 Plan are summarized below. Additional details regarding these provisions can be found under "Executive Compensation – Potential Payments Upon Termination or Change in Control – Change-in-Control Provisions Under Equity Plan."

The 2015 Plan has a "double-trigger" change-in-control provision. Unless the committee determines otherwise at the time of grant of an award, no acceleration or payment will occur with respect to any outstanding award upon a change in control if the

outstanding award is honored, assumed, or replaced with a new right that complies with the requirements of the change-in-control provisions in the 2015 Plan, including providing substantially identical terms and substantially equivalent economic terms. Any honored, assumed, or replacement award will be subject to accelerated vesting after the change in control if, within 24 months after the change in control, the individual is terminated by the surviving entity other than for cause (as defined in the plan) or the individual terminates employment for good reason. If vesting is accelerated, performance-based awards will be considered to be earned at the higher of target (if applicable) or a multiple based on the level of achievement through the termination date, if determinable.

If the awards are not honored, assumed, or replaced, as described above, they will vest immediately prior to the change in control and each restricted stock unit award will be cancelled in exchange for an amount equal to the fair market value of the common shares covered by the award, with any performance-based awards deemed to have been earned in full at the higher of target or a multiple of target based on the level of achievement through the date of the change in control, if determinable.

Death
Beginning with awards granted in 2021, if an NEO is employed through the end of the calendar year in which the grant is made, the time-based award will vest 100% if the NEO dies; and with respect to performance-based awards, if the NEO dies (i) before the end of the performance period, then the award will vest at 100% of target; or (ii) after the end of the performance period, then the award will remain outstanding and will vest if, when and to the extent that the performance measures are achieved. For additional information regarding death benefits under earlier equity awards, see "Executive Compensation – Potential Payments Upon Termination or Change in Control."

Health and Welfare Benefits
NEOs are also eligible to participate in our health and welfare plans, including medical and dental benefits, a 401(k) savings plan (with matching contributions by the company up to a specified annual limit), and a limited life insurance benefit (with the ability to purchase additional coverage without company contribution), among other benefits. These plans are available on the same basis to all of our regular employees who satisfy minimum eligibility requirements.

PROCEDURES AND POLICIES

Annual Compensation and Talent Committee Decisions

The Compensation and Talent Committee makes all final determinations regarding executive officer compensation, including salary and equity and non-equity incentive compensation targets and performance goals. Committee decisions on annual executive compensation for 2023 were made in the first quarter of 2023, after considering each executive's role and responsibilities, performance evaluations, their tenure and experience in their current role, their future potential, our business needs, recommendations presented by management, compensation data from comparable companies obtained from management's compensation consultant and other third parties, and analyses performed by our compensation department and/or consultants. Our CEO participates in certain committee meetings to discuss significant compensation issues with the committee or to provide recommendations to the committee regarding the compensation of other executive officers. The committee's executive compensation decisions thus represent the culmination of extensive analysis and discussion between the committee and management, including our CEO, our Chief Human Resources Officer, and members of our compensation and law departments. The committee routinely reports to the full Board on compensation and other human capital management matters, including talent, generally after each regularly scheduled committee meeting.

The committee delegates to management the day-to-day implementation of compensation programs for employees who are not executive officers, subject to the terms of plans approved by the committee or the Board. Generally, however, we seek to offer a consistent compensation program across our company, and as a result, determinations made by the committee on executive compensation, such as performance goals under our Gainshare program, generally apply to other employees as well. The committee has the authority under its charter to hire its own compensation consultants and legal advisors, at our expense. During 2023, the committee retained Semler Brossy to advise the committee with respect to certain aspects of executive officer and director compensation, including advising on the use of comparative publicly held companies and providing input on the proposed 2024 Equity Incentive Plan, and to provide regular updates to the committee on general market and industry trends in executive compensation.

Compensation Comparisons

Our executive compensation program is market-based and is designed to be competitive with other compensation opportunities available to executives. However, compensation comparisons alone do not drive the Compensation and Talent Committee's decisions, which result from a number of factors described above that can be different for individual executives, can vary from year to year, and include a number of qualitative and quantitative judgments. Compensation comparisons are one factor in this analysis.

For annual compensation decisions, the following executive compensation survey data and statistical analyses, provided by management's compensation consultant, Pay Governance LLC, were used for Mrs. Griffith and Mr. Sauerland:

- Proxy statement data for 13 publicly held insurance and financial services companies with comparable revenues between $14.2 billion and $71.0 billion;
- Survey data published by Willis Towers Watson and Radford Global Compensation Database of companies with revenues greater than $20.0 billion; and
- Proxy statement data for 27 public companies within close proximity to Progressive on the Fortune 500 list.

The first category included publicly held insurance and financial service companies, which represent potential competitors for our executive talent. We included companies with comparable total revenues, rather than total assets, due to significant asset size differences between insurance companies writing different types of insurance products. For 2023, the companies in this category are listed below in descending order according to total revenue for 2022.

> MetLife, Inc.
> Prudential Financial, Inc.
> American International Group, Inc.
> American Express Company
> The Allstate Corporation
> **The Progressive Corporation**
> Chubb Limited
> The Travelers Companies, Inc.
> Capital One Financial Corporation
> The Hartford Financial Services Group, Inc.
> Aflac Incorporated
> Lincoln National Corporation
> Principal Financial Group, Inc.
> Loews Corporation

The remaining two categories included a large number of companies from many industries. Similar to the Fortune 500 approach, we segment survey data based on company revenues and not total assets, given significant differences in asset requirements across various industries. Further, we do not generally recruit senior management level talent from other insurance companies, and our executives have employment opportunities with companies doing business in a variety of industries. As a result, we view the broad range of companies to be an appropriate reflection of the marketplace for the services of our executives.

With respect to Mr. Callahan, Ms. Bailo, and Mr. Murphy, published survey data was used because proxy statement data is not as readily available for these positions. For Mr. Callahan, our Personal Lines President, and Ms. Bailo, our Commercial Lines President, survey data published by Willis Towers Watson and Radford Global Compensation Database, which included public companies with revenue scopes similar to these business units was used. The comparison for Mr. Murphy, our Claims President, was obtained from survey data published by Mercer PCICS, which included property and casualty claims executives at other insurance companies with direct written premium greater than $10 billion.

In evaluating the data from these groups, we do not focus on the identity of any individual company, but are interested in the aggregate data and the range of pay. All compensation comparisons referred to in this report are based on the data for these comparison groups. The comparisons were provided to the committee in December 2022 and supported their discussions regarding 2023 compensation decisions for the NEOs.

Use of "Tally Sheets"
When the Compensation and Talent Committee is considering annual compensation decisions for the NEOs, the committee is provided with information showing, for each NEO, the total target and maximum compensation (salary, annual cash incentive potential, and equity-based award values) proposed to be awarded to such executive for the upcoming year, along with tally sheets for each NEO summarizing recent total target and realized compensation, providing details with respect to outstanding equity awards and share ownership. These tally sheets are used by the committee to review each NEO's current compensation level and to enable meaningful comparisons to the compensation paid to similar executives at comparable companies. This is one way that the committee monitors and assesses the reasonableness of its annual compensation decisions for each NEO.

In addition, at least annually, the committee reviews summaries of the potential payments that would be made to each NEO upon the occurrence of various events, such as termination, retirement, or a change in control. These tally sheets allow the committee to see all of the potential payouts that the NEO could be eligible to receive in addition to annual compensation awards. Such payouts may arise from a number of sources, depending on the event triggering the payments, including: the executive's prior service and earnings (such as distributions from deferral accounts); payments triggered by an employment termination (severance); or an acceleration of a vesting event that otherwise would not have occurred, if at all, until a future date (for example, a "change in control"). The committee thus is able to understand and monitor the amount of such potential payouts in each scenario, and to distinguish the source of individual components of such payouts.

To the extent that these payments arise from an NEO's prior earnings (such as distributions from deferral accounts), the committee generally does not factor those payments into compensation decisions, since those amounts were previously earned in full by the executive, the value of the account has increased or decreased over time based on their investment elections, and we have made no subsequent contributions to increase the value of these accounts. To the extent that these payments arise from performance measures established in prior years, the committee generally does not view such payments negatively either, since the amount and timing is dependent on whether and when the company achieves the stated performance goals and the executive's services that helped lead to the achievements. Potential severance payments and acceleration events, on the other hand, are monitored by the committee to ensure that they are reasonable and appropriate in the applicable scenarios.

Internal Pay Equity; Wealth Accumulation
We do not use "internal pay equity" or "wealth accumulation" analyses to limit compensation paid to the CEO or other NEOs. Such systems typically put a ceiling on part or all of an executive's compensation based on considerations such as the amount of compensation paid to another executive or employee or the value of awards previously made to the executive in question. Management and the committee believe that these types of limitations are not an appropriate way to make compensation decisions for our executives and would be contrary to the interests of the company and our shareholders. Instead, our focus is to make appropriate executive compensation decisions annually, so that executives are paid at competitive levels with a

significant "at-risk," performance-based component that is commensurate with the executive's responsibilities.

No Tax "Gross-Up" Payments

We do not provide tax gross-up payments in connection with an executive officer's compensation, severance, change-in-control payments, perquisites, or other benefits provided by us. Minor exceptions to this rule may arise under terms that apply to all of our employees; for example, any employee, including an executive officer, who receives taxable benefits from us under our relocation program is entitled to receive payments to defray the related tax obligation.

Effect of Any Future Financial Restatement; Recoupment

The terms of our cash incentive programs and performance-based equity awards allow us to recoup payments and vested awards from our executive officers, including our NEOs, pursuant to our Dodd-Frank Clawback Policy and other recoupment provisions in a number of instances related to the restatement of applicable operating or financial results. For additional information concerning these recoupment rights, including limitations on those rights, see "– 2023 Decisions and Awards – Clawback Provisions."

Equity Ownership Guidelines for Executives

Within five years after becoming our CEO and at all times while serving as CEO thereafter, the CEO must acquire and hold Progressive common shares (or equivalent interests) with a minimum value of six times the CEO's salary. For the purpose of this calculation, the CEO can count shares held in our 401(k) plan and share equivalent units held in our Executive Deferred Compensation Plan (EDCP), but cannot count any unvested restricted stock units.

All of the other NEOs are expected to hold meaningful amounts of Progressive equity at levels that their respective compensation and financial circumstances permit. To support this goal, each of these executive's annual compensation is heavily weighted towards equity compensation. As a result, within five years of becoming an executive officer, each of these executives is expected to hold Progressive common shares or equivalent units with a minimum value of three times the NEO's salary. For this calculation, the NEO receives credit for shares in our 401(k) plan, share equivalent units held in our EDCP and unvested time-based restricted stock units. The NEO cannot count any unvested performance-based restricted stock units.

Management and the committee believe that equity holdings under these guidelines, as well as additional, voluntary holdings by executive officers in our equity,

401(k), and deferral plans, or in their personal accounts, appropriately ensure that the interests of management will be aligned with those of our shareholders. As of January 31, 2024, Mrs. Griffith and each of the other NEOs satisfied the applicable guideline.

Prohibitions on Derivatives and Hedging Transactions

Under our insider trading policy, our executive officers and directors are prohibited from making any "short sales" of our common shares and from purchasing, selling, or writing exchange-traded or over-the-counter options (including puts and calls) on our common shares. Our executive officers and directors are also prohibited from entering into any transaction in derivatives or other instruments that are based on or relate to our common shares or any other Progressive security and from buying, selling, or trading any financial instrument (such as a variable forward contract, equity swap, credit default swap, collar, or exchange fund), or initiating or participating in any other transaction that is designed or intended to hedge against, or profit from, a decrease in the market value of our common shares or any other Progressive security.

Prohibition on Pledges

Our executive officers and directors are prohibited from pledging their Progressive common shares as collateral for any loan, including a margin loan. We are not aware of any pledge of Progressive common shares by a director or executive officer.

Timing of Annual Equity Awards

We expect that, consistent with our actions for many years, annual equity awards will be made in March of each year, unless a legal or plan requirement causes us to adopt a change for a specific year. March is considered appropriate for annual awards because it follows shortly after annual performance evaluations and salary adjustments for executives and other equity eligible employees, thus providing an administratively convenient time to calculate the awards and communicate them to the recipients. In addition, the timing in March follows the publication of our annual report for the prior year and, typically, the publication of our financial results for the first two months of the year, ensuring that up-to-date public information concerning the company is available in the marketplace at that time. Historically, interim awards generally have been made to an executive officer at the time of appointment to or promotion within the executive team or in a few instances when the committee deemed a special award to be appropriate; any such interim or special award to an executive officer would require the approval of the Compensation and Talent Committee.

RELATED CONSIDERATIONS

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code limits to $1 million per year (the deduction limit) the deduction allowed for federal income tax purposes for compensation paid to "covered employees." That term includes the chief executive officer, the chief financial officer, and the three other most highly compensated executives, and any individual who meets the definition of "covered employee" in 2018 or any later tax year. Each of the NEOs is now a covered employee and Progressive will not be able to deduct any compensation paid to them for any taxable year in excess of $1 million. In 2023, compensation that did not qualify exceeded the deduction limit by $93.8 million, including $51.2 million related to Mrs. Griffith's compensation.

The committee has not discontinued or changed any component of the compensation program that has a potential negative impact under Section 162(m), since it believes that the overall program is appropriate and in the interests of shareholders.

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code sets forth requirements for non-qualified deferred compensation arrangements. These requirements apply to deferrals of compensation earned or vested after 2004. If deferrals do not comply with the requirements, the amount deferred is immediately included in the individual's taxable income, and the individual is subject to an additional 20% tax plus interest, even if the actual payment of value to the individual might be delayed for years under the applicable plan or award. We seek to draft our compensation plans in a manner that provides an exemption from Section 409A or complies with Section 409A requirements.

COMPENSATION COMMITTEE REPORT

The following Compensation Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Progressive filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent Progressive specifically incorporates this Report by reference therein.

The Compensation and Talent Committee of the Board of Directors of The Progressive Corporation has reviewed and discussed with Progressive's management the Compensation Discussion and Analysis set forth above. Based on the review and discussions noted above, the Compensation and Talent Committee recommended to the Board that the Compensation Discussion and Analysis be included in Progressive's Proxy Statement for 2024, and incorporated by reference into Progressive's Annual Report on Form 10-K for the year ended December 31, 2023.

> COMPENSATION AND TALENT COMMITTEE
> Roger N. Farah, *Chair*
> Pamela J. Craig
> Barbara R. Snyder

COMPENSATION PROGRAMS AND RISK MANAGEMENT

We believe that our compensation plans and incentives are designed so that employees are not encouraged to take inappropriate risks. We also believe our compensation plans include appropriate risk control mechanisms, along with the applicable profit margin, growth, or other performance goals. The criteria used to calculate annual cash incentive payments under our Gainshare program, as well as the goals under our performance-based equity awards that measure insurance results, reward the achievement of challenging growth goals, but only if our profitability is within specified levels. Under our Gainshare program, moreover, these performance measures are applied on a companywide basis, ensuring that all of our employees are motivated to pursue the same strategic goals.

In addition, we have an annual cash incentive program for our investment professionals (including our Chief Investment Officer), who actively manage our fixed-income portfolio. The primary constraints on the risks inherent in our fixed-income portfolio are our internal investment guidelines relating to credit quality, duration, issuer concentration, and other parameters, which are approved by the Board's Investment and Capital Committee. Within this framework, our annual cash incentive plan compares the total return of our fixed-income portfolio against the results achieved by comparable firms in an investment benchmark for the current year and over the trailing three-year period to determine an indicated performance score. The Compensation and Talent Committee, in its discretion, can accept the indicated performance factor, or increase or decrease it, based on its evaluation of our fixed-income investment performance for the year; annual incentive payments for our investment professionals are then adjusted accordingly. We believe that this combination of investment guidelines and one- and three-year performance comparisons, with an overlay of Compensation and Talent Committee discretion to monitor performance and

cash incentive results, appropriately addresses the risks attendant to the work of our investment professionals. We also award performance-based equity awards tied to the relative performance of our fixed-income portfolio to our CEO, CFO, Chief Investment Officer, and select portfolio managers. Under these awards, our portfolio's three-year performance is evaluated against the total returns of comparable firms over the same periods, similar to the annual cash incentive plan for our investment professionals described above. We believe that the focus on the three-year results, along with the investment constraints mentioned above, provides appropriate incentives for these executives without creating inappropriate risks.

In addition, our current cash incentive programs and performance-based equity awards allow us to recoup payments and vested awards from executive officers, pursuant to our Dodd-Frank Clawback Policy and other recoupment provisions, if the applicable operating or financial results triggering payments or vesting of the award are later restated, to the extent that such cash incentives or awards would not have been paid out based on the revised operating or financial results. For additional information concerning these recoupment or "clawback" rights and the limitation thereon, see "Compensation Discussion and Analysis – 2023 Decisions and Awards – Clawback Provisions."

Based on these considerations, among others, we do not believe that our compensation policies and practices create risks that are likely to have a material adverse effect on the company.

EXECUTIVE COMPENSATION

The following information sets forth compensation of our named executive officers (NEOs) for 2023: our Chief Executive Officer (CEO); our Chief Financial Officer (CFO); and our three other most highly compensated executive officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary[1] ($)	Stock Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensation[4] ($)	Total ($)
Susan Patricia Griffith	2023	$ 994,231	$ 10,000,106	$ 4,424,327	$ 217,954	$ 15,636,618
President and Chief Executive Officer	2022	950,000	9,500,203	2,042,501	256,122	12,748,826
	2021	950,000	9,500,212	3,847,502	165,247	14,462,961
John P. Sauerland	2023	697,115	2,625,224	1,861,298	12,000	5,195,637
Vice President and Chief Financial	2022	672,116	2,531,445	867,029	12,000	4,082,590
Officer	2021	650,000	2,437,643	1,579,500	12,000	4,679,143
Patrick K. Callahan	2023	647,115	2,437,619	1,727,798	12,000	4,824,532
Personal Lines President	2022	622,115	2,343,838	802,529	12,500	3,780,982
	2021	594,231	2,100,095	1,443,981	12,000	4,150,307
Karen B. Bailo	2023	594,231	1,500,148	1,057,731	12,000	3,164,110
Commercial Lines President	2022	550,000	1,375,024	473,000	12,000	2,410,024
	2021	400,000	900,157	648,000	12,000	1,960,157
John Murphy	2023	576,539	1,450,083	1,026,239	12,000	3,064,861
Claims President	2022	550,000	1,375,024	473,000	12,750	2,410,774
	2021	496,154	1,125,128	803,769	12,000	2,437,051

[1] Amounts may differ from the salary amounts reported in "Compensation Discussion and Analysis – 2023 Decisions and Awards – Salaries" as salary changes are typically implemented in February of each year.

[2] Represents grant date fair value of restricted stock unit awards for each year. Grant date fair value is measured using the closing price of our common stock on the date of grant. With regard to performance-based awards, the grant date fair value represents the target value; however, the ultimate value to the NEO can be higher or lower depending on performance. See "– Outstanding Equity Awards at Fiscal Year-End" for further discussion. The following table represents the value of performance-based awards at grant date assuming the maximum level of performance were to be achieved.

Name	Grant Year	Grant Date Fair Value (Maximum Performance)
Susan Patricia Griffith	2023	$ 22,000,179
	2022	16,150,367
	2021	16,150,288
John P. Sauerland	2023	4,655,368
	2022	4,489,006
	2021	4,322,660
Patrick K. Callahan	2023	4,469,014
	2022	4,297,017
	2021	3,750,203
Karen B. Bailo	2023	2,250,153
	2022	2,062,535
	2021	1,250,263
John Murphy	2023	2,175,055
	2022	2,062,535
	2021	1,562,603

For the terms of awards granted in 2023, see "– Grants of Plan-Based Awards" and "– Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table" below. Also, see "Compensation Discussion and Analysis," as well as *Note 9 – Employee Benefit Plans* in our 2023 Annual Report to Shareholders for further discussion of the restricted stock unit awards and our recognition of expense relating to such awards.

[3] For 2023, amounts were earned exclusively under The Progressive Corporation 2023 Gainshare Plan (Gainshare Plan) for all NEOs. Non-equity incentive plan compensation earned by these executives with respect to 2023 was paid (if not deferred by the NEO) in early 2024. Amounts reported include, if applicable, compensation that was deferred under our Executive Deferred Compensation Plan (EDCP). Further discussion of these plans is included in "Compensation Discussion and Analysis," "– Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table," and "– Nonqualified Deferred Compensation."

[4] All Other Compensation for 2023 is comprised of the following:

Name	401(k) Employer Contributions[a]	Perquisites[b]	Other[c]
Susan Patricia Griffith	$12,000	$205,204	$750
John P. Sauerland	12,000	—	—
Patrick K. Callahan	12,000	—	—
Karen B. Bailo	12,000	—	—
John Murphy	12,000	—	—

[a] Represents employer matching contributions made during 2023 under our 401(k) plan. Amounts contributed are based on level of employee contribution, with a maximum annual employer contribution of $12,000.

[b] Includes $150,518 in incremental costs for Mrs. Griffith's personal use of our company airplane. We calculate incremental costs to include the cost of fuel and oil per flight; trip-related inspections, repairs, and maintenance; crew travel expenses; on-board catering; trip-related flight planning services; landing, parking, and hangar fees; supplies; passenger ground transportation; and other variable costs. Since the airplane is used primarily for business travel, we do not include the fixed costs that do not change based on personal usage, such as pilots' salaries, the depreciation of the airplane, and the cost of maintenance not related to personal trips. In addition, the perquisite amount includes $18,566 in incremental costs attributable to the personal use of a company-owned vehicle by Mrs. Griffith, which is primarily used for commuting to and from work. This also includes a $36,120 payment of a regulatory filing fee and related legal expenses paid with respect to a pre-merger notification filing under the Hart-Scott-Rodino Act. For more information, see "Compensation Discussion and Analysis – Other Elements of Compensation – Perquisites."

[c] Reflects a service anniversary award paid for each five-year anniversary of employment with the company, under a program applicable to all employees.

GRANTS OF PLAN-BASED AWARDS

The following table summarizes annual cash incentive awards (non-equity incentive plan awards) that were eligible to be earned by our NEOs with respect to 2023 and equity awards granted to our NEOs during 2023. Each restricted stock unit is equivalent in value to one common share.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Equity Awards[2] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	
Susan Patricia Griffith	NA	0	$2,485,577	$4,971,154				
	3/20/2023					7,191 [3]		$1,000,052
	3/20/2023				0 [4]	64,716 [4]	158,195 [4]	9,000,054
John P. Sauerland	NA	0	1,045,673	2,091,346				
	3/20/2023					5,034 [3]		700,078
	3/20/2023				0 [4]	13,843 [4]	33,475 [4]	1,925,146
Patrick K. Callahan	NA	0	970,673	1,941,346				
	3/20/2023					4,674 [3]		650,013
	3/20/2023				0 [4]	12,854 [4]	32,135 [4]	1,787,606
Karen B. Bailo	NA	0	594,231	1,188,462				
	3/20/2023					4,315 [3]		600,087
	3/20/2023				0 [4]	6,472 [4]	16,180 [4]	900,061
John Murphy	NA	0	576,539	1,153,078				
	3/20/2023					4,171 [3]		580,061
	3/20/2023				0 [4]	6,256 [4]	15,640 [4]	870,022

NA = Not applicable

[1] The amount of non-equity incentive plan compensation earned by the NEOs under the Gainshare Plan with respect to 2023 is included in the "– Summary Compensation Table." Further description of both the non-equity and equity incentive plan awards is provided in "Compensation Discussion and Analysis" and in the "– Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table."

[2] Awards were granted under the 2015 Equity Incentive Plan (the 2015 Plan) and are valued at the closing price of our common shares on the applicable date of grant, which was $139.07 for March 20, 2023. The target amount of performance-based restricted stock unit awards granted is used to determine grant date fair value.

[3] Represents the number of shares covered by time-based restricted stock unit awards.

[4] Represents the number of shares covered by performance-based restricted stock unit awards. Except as otherwise noted in this footnote 4, these awards measure growth of our vehicle insurance businesses against each respective market's growth and will vest from 0-250% of the target award, only if and when pre-established performance goals are attained.

As part of their annual awards, Mrs. Griffith received 7,191 units and Mr. Sauerland received 2,266 units in the form of performance-based awards that measure the performance of our fixed-income portfolio returns against a benchmark peer group. These awards can vest from 0-200% of the target award only if and when pre-established performance goals are attained.

NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS TABLE

Salary   For 2023, salary comprised approximately 6% of total compensation for Mrs. Griffith, 13% for both Mr. Sauerland and Mr. Callahan, and 19% for both Ms. Bailo and Mr. Murphy. See "Compensation Discussion and Analysis – 2023 Decisions and Awards – Salaries" above for more information.

Equity Incentive Plan Awards   In 2023, all of the equity incentive awards were granted pursuant to our 2015 Plan. We granted both time-based and performance-based restricted stock unit awards to each of the NEOs.

Restricted stock units entitle the holder to receive, upon the satisfaction of all requirements for vesting and the lapse of any other restrictions, one Progressive common share in exchange for each unit vesting. Units do not have voting rights, but are entitled to dividend equivalent payments at the same rate and time dividends are paid to holders of our common shares; those dividend equivalent payments are reinvested into additional restricted stock units, which will vest only if, when, and to the extent that the underlying restricted stock unit vests.

During March 2023, each of the NEOs received a time-based restricted stock unit award. These time-based awards are scheduled to vest in equal installments in January of 2026, 2027, and 2028, provided that the executive remains an employee through that time. The Compensation and Talent Committee also granted annual performance-based restricted stock units to these NEOs in March 2023, which were tied to the operating performance of our insurance businesses. Mrs. Griffith and Mr. Sauerland also received an additional performance-based award tied to the performance of our fixed-income investment portfolio, as further described below.

For the performance-based restricted stock unit awards tied to the operating performance of our insurance businesses, the awards have a performance goal that compares our growth to industry growth over the performance period (2023 through 2025) and includes a restriction on vesting based on a profitability requirement. For the performance-based restricted stock unit awards tied to the performance of our fixed-income portfolio, the awards have a performance goal that measures the return of our fixed-income portfolio, which is actively managed by our investment professionals, over a three-year period (2023 through 2025), against the returns of a set of comparable investment firms.

All restricted stock unit awards granted during 2023 are subject to potentially accelerated vesting pursuant to the "change in control" provisions in the 2015 Plan. See "– Potential Payments Upon Termination or Change in Control" for further discussion of these plan provisions.

The performance-based restricted stock unit awards granted in 2023 are subject to recoupment by Progressive under certain circumstances. See "Compensation Discussion and Analysis – 2023 Decisions and Awards – Clawback Provisions."

Non-Equity Incentive Compensation   Non-equity incentive compensation for the NEOs with respect to 2023 was available under the 2023 Gainshare Plan. Amounts earned under this plan are included as Non-Equity Incentive Plan Compensation in the "– Summary Compensation Table."

Under the Gainshare Plan, the Gainshare Factor was determined for all NEOs after the end of the year based on our actual operating performance for that year, when compared to objective criteria previously established by the Compensation and Talent Committee in the first quarter of the year. The executive's incentive payment would equal the target Gainshare amount if the applicable Gainshare Factor equaled a 1.00 for the year. Each executive had to be employed on November 30th of 2023 to receive an incentive payment for the year. Annual incentive payments to all NEOs were paid in February 2024, after the appropriate approvals and certifications were received from the committee.

The Gainshare Factor for the core business units for 2023 was calculated by reference to separate Gainshare matrices established by the committee in the first quarter of the year for each business unit. Each matrix assigned a performance score between zero and 2.00 to various combinations of growth and profitability for the applicable business unit. In 2023, the final Gainshare Factor determined according to these criteria was 1.78. For more information about the target percentages for the NEOs and the calculation of the Gainshare Factor, see "Compensation Discussion and Analysis – 2023 Decisions and Awards – Annual Cash Incentive Payments (Gainshare)."

Under the Gainshare Plan, incentive payments made to the NEOs are subject to recoupment by Progressive in certain circumstances. See "Compensation Discussion and Analysis – 2023 Decisions and Awards – Clawback Provisions."

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table summarizes the unvested restricted equity awards outstanding at December 31, 2023, all of which were granted under our 2015 Plan. The value of the equity awards was calculated using $159.28 per share, the closing price of Progressive common shares on the last business day of 2023.

| Name | Stock or Unit Awards[1] | | | |
	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Units That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Units That Have Not Vested ($)
Susan Patricia Griffith	80,968	$12,896,583	22,174 [3]	$ 3,531,875
			482,737 [4]	76,890,349
John P. Sauerland	22,099	3,519,929	5,081 [3]	809,302
			121,504 [4]	19,353,157
Patrick K. Callahan	—	—	25,678 [3]	4,089,992
			114,180 [4]	18,186,590
Karen B. Bailo	13,911	2,215,744	4,604 [3]	733,325
			49,329 [4]	7,857,123
John Murphy	—	—	21,769 [3]	3,467,366
			52,329 [4]	8,334,963

[1] Amounts include restricted stock unit awards and related dividend equivalents, which are rounded to a whole unit.

[2] Represents time-based restricted equity awards that have been earned under the "qualified retirement" provisions of the 2015 Equity Incentive Plan (see "– Potential Payments Upon Termination or Change in Control – Qualified Retirement Provisions Under Equity Plan"); such shares will vest upon the earlier of the vesting dates defined in the restricted equity award agreements (see table below) or the NEO's separation from the company.

[3] Represents time-based restricted stock unit awards for each NEO. The table below presents the applicable vesting dates for those awards (certain events may cause earned but unvested shares to vest earlier; see "– Potential Payments Upon Termination or Change in Control" for further discussion).

Name	1/1/24	1/16/24	1/1/25	1/21/25	1/20/26	1/19/27	1/18/28
Susan Patricia Griffith	22,174	10,771	15,279	19,494	21,896	11,126	2,402
John P. Sauerland	5,081	2,456	3,485	4,523	6,205	3,748	1,682
Patrick K. Callahan	5,503	2,267	2,949	4,180	5,742	3,475	1,562
Karen B. Bailo	2,522	1,512	2,083	3,195	4,637	3,125	1,441
John Murphy	4,456	1,890	2,413	3,573	4,967	3,077	1,393

[4] The following table presents, as of December 31, 2023, the number of unvested performance-based restricted stock units, including reinvested dividend equivalent units, for each of the NEOs, by year of grant. The number of units shown reflects either the target amount of units, or the maximum number of units for each individual award that comprises the total that can vest, depending on the company's expectations, as described in the applicable note below.

Name	2021	2022	2023
Susan Patricia Griffith	183,098	148,294	151,345
John P. Sauerland	49,007	41,218	31,279
Patrick K. Callahan	42,517	39,455	32,208
Karen B. Bailo	14,174	18,938	16,217
John Murphy	17,716	18,938	15,675

Following are the performance criteria that must be achieved to enable the performance-based restricted stock unit awards to vest for the year of grant indicated. Pursuant to applicable regulations, expectations above the minimum threshold level, but at or below target, are shown at target and expectations of vesting above the target level are shown at the maximum potential vesting.

Type	Measurement Period	Vesting Range	Combined Ratio	Growth Rate Over Base	Reported Value	Expiration Date
Performance versus Market[a]						
2021	1/1/21-12/31/23	0-250%	96	Varies	Max	1/31/2026
2022	1/1/22-12/31/24	0-250%	96	Varies	Max	1/31/2027
2023	1/1/23-12/31/25	0-250%	96	0-3.5%	Max	1/31/2028
Investment[b]						
2021[c]	1/1/21-12/31/23	0-200%	NA	NA	Max	3/15/2024
2022	1/1/22-12/31/24	0-200%	NA	NA	Max	3/15/2025
2023	1/1/23-12/31/25	0-200%	NA	NA	Target	3/15/2026

NA = Not applicable

Note: The vesting provisions for the 2023 awards are discussed in "Compensation Discussion and Analysis – 2023 Decisions and Awards – Equity Awards," and the vesting provisions for the 2021 and 2022 awards (other than actual vesting dates) have the same structure, except that the 2021 and 2022 Performance versus Market awards measure the growth of three business lines (private passenger auto, commercial auto, and homeowners multiple-peril).

[a] At December 31, 2023, the company's expectation for each award is based on our performance through 2023, industry growth rates for the applicable performance period to the extent available, and our estimates of each for the remainder of the performance period.

[b] At December 31, 2023, the company's expectation for each award is based on our performance through 2023, the performance of the peer group during the applicable performance period to the extent available, and our estimates of each for the remainder of the performance period.

[c] This award vested at a factor of 134% out of a possible 200% in March 2024.

OPTION EXERCISES AND STOCK VESTED

The following table summarizes the vesting of restricted stock unit awards during 2023. Vesting values reflect considerable stock appreciation from the date of grant. For example, the stock price at original grant (March 2020) of the performance-based restricted stock units that vested on November 27, 2023, was $67.04 versus a stock price of $163.74 at vesting. The units that vested included dividend equivalent units valued at various other prices during the performance period; all of those prices were lower than the stock price at vesting. In addition, a vesting factor of 2.45 was achieved under the performance-based restricted stock unit awards that vested on November 27, 2023.

	Stock Awards	
Name	Number of Shares Acquired on Vesting[1] (#)	Value Realized on Vesting ($)
Susan Patricia Griffith	299,425	$46,828,744
John P. Sauerland	86,857	13,315,273
Patrick K. Callahan	51,489	8,152,273
Karen B. Bailo	6,520	963,863
John Murphy	28,795	4,488,127

[1] The following table summarizes the number of time-based and/or performance-based restricted stock units, including dividend equivalent units, if applicable, that vested on various dates during the year. Our performance-based restricted stock unit awards vested either when the Compensation and Talent Committee certified that the performance criteria were achieved for the awards based on investment performance (February 21, 2023) or when the Compensation and Talent Committee certified that the company's growth exceeded industry growth and also satisfied the predetermined profit requirement for awards based on market performance (November 27, 2023).

	Vesting Date	1/3/2023	2/21/2023	11/27/2023
	Value at Vesting	$ 129.53	$ 142.38	$ 163.74
	Type	TB	PB	PB
Name	Performance Factor	NA	1.84	2.45
Susan Patricia Griffith		46,767	28,051	224,607
John P. Sauerland		24,104	3,840	58,913
Patrick K. Callahan		8,142	—	43,347
Karen B. Bailo		3,030	—	3,490
John Murphy		6,629	—	22,166

NA = Not applicable for time-based awards

TB = Time-based

PB = Performance-based

NONQUALIFIED DEFERRED COMPENSATION

The following table summarizes amounts contributed to, earned within, and distributed from the EDCP during 2023, as well as each NEO's aggregate balance in the EDCP at December 31, 2023. Participation in the EDCP is voluntary; deferral elections are made annually for both non-equity incentive compensation and annual restricted equity awards.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year[1] ($)	Aggregate Earnings (Losses) in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions[2] ($)	Aggregate Balance at Last Fiscal Year End[3] ($)
Susan Patricia Griffith	$ —	$ —	$ 211,662	$ —	$ 1,291,136
John P. Sauerland	—	—	52,385	167,867	179,236
Patrick K. Callahan	—	—	2,768,623	—	15,656,966
Karen B. Bailo	473,000	—	246,418	—	2,550,424
John Murphy	—	—	72,029	—	481,697

[1] Progressive makes no supplemental contributions to the EDCP in the year of deferral or in subsequent years.

[2] Represents scheduled distributions based on the applicable executive's elections made in prior years.

[3] Amounts represent the accumulation of previously deferred non-equity incentive compensation awards or restricted equity awards, both time-based or performance-based, together with earnings on deemed investments. For Mr. Callahan, Ms. Bailo, and Mr. Murphy, the amounts recorded in our "– Summary Compensation Table" for previous years were $2,777,037, $473,000, and $443,077, respectively, which represents amounts deferred into the EDCP. A portion of the amounts may have been distributed to these executives; no other NEO had deferred amounts reported in the "– Summary Compensation Table."

The NEOs employed prior to the beginning of a calendar year can defer all or part of the annual cash incentive payments earned under the Gainshare Plan, as well as all of their annual restricted equity awards (but not dividend equivalent units). Amounts equal to the deferred incentive payments or restricted equity awards are credited under the EDCP at the time that the incentive payment otherwise would be paid to the participant or the restricted equity awards otherwise would vest. The plan has 17 mutual funds, as well as Progressive common shares, as deemed investment choices. The participant selects the deemed investment choices for contributions and transfers; however, fund transfers are limited and restricted equity awards granted in or after March 2005 are automatically deemed invested in Progressive common shares until the date of distribution under the plan. We make no matching contributions or additional deposits on behalf of any participant. Any earnings are a result of an executive's deemed investment choices.

We have established an irrevocable grantor trust to provide a source of funds to assist us in meeting our liabilities under the EDCP. To secure our future payment obligations to participants, we deposit amounts equal to deferred cash incentive payments or restricted equity awards into the trust and the trust holds investments equivalent in kind and number to the aggregate deemed investment elections selected by participants. The rights of participants and their beneficiaries under the EDCP are merely unsecured contractual rights against us. Participants have no proprietary rights or interests in the trust's assets, including any securities that are held by the trust, all of which remain subject to the claims of our general creditors. We do not guarantee any specific rate of return to participants who defer amounts into the EDCP. For the year ended December 31, 2023, returns for the EDCP's deemed investment choices ranged from 5.09% to 46.78%.

Distributions from the EDCP are made in accordance with an election made by the participant prior to earning the deferred award. Distributions are made in a lump-sum or in three, five, or ten annual installments, beginning at the earlier of the date selected by the participant or upon termination of employment. For deferrals made after 2004, distributions resulting from termination of employment begin six months after the participant leaves the company. In addition, distributions may be triggered by certain "change in control" events. All distributions are made in cash, with the exception of deferred restricted equity awards granted in or after March 2005, which are distributed in common shares.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table highlights the benefits that generally may be received by our NEOs, as well as other employees who participate in the applicable benefit plans, when certain events occur that result either in termination of employment or a change in control of the company.

If This Triggering Event Occurs:	Severance Benefits	Change in Control Benefits[2]	Qualified Retirement Benefits	Other Termination Provisions	Payments under EDCP[3]
		Under Equity Plan			
Involuntary termination (without cause)	✓				✓
Voluntary separation (including nonqualified retirement)				✓	✓
Retirement – qualified (as defined in the plan)[4]			✓		✓
Termination for cause					✓
Change in control, no loss of employment					✓
Change in control and involuntary termination (without cause) or resignation due to a significant job change	✓	✓			✓
Death			✓	✓	✓

Potential Payments The Executive is Eligible to Receive[1]:

[1] This table is intended as a general summary only. This table excludes amounts attributable to any accrued but unpaid base salary, sick leave, and/or paid time off, if applicable. An executive's eligibility to receive any of the benefits outlined in this table may be subject to certain criteria, conditions, or other requirements as set forth in the applicable plan documents or related agreements. See below for additional discussions.

[2] The 2015 Plan has a double trigger provision. See "– Change-in-Control Provisions Under Equity Plan" for additional information.

[3] An executive will be entitled to receive payments under the EDCP only if the executive deferred compensation under the EDCP. See "– Nonqualified Deferred Compensation" for additional information.

[4] Under our outstanding equity awards, as discussed below, a "qualified retirement" excludes any termination of employment for cause (as defined in the 2015 Plan). However, for some awards the same event can be treated as a "qualified retirement" under our 2015 Plan and an involuntary termination without cause under our severance plan.

The significant provisions of our executive separation allowance (severance) plan, as well as the provisions of our 2015 Plan involving "change in control," "qualified retirement," and death benefits, are discussed in more detail below. Payments to be made under our EDCP upon an executive's termination of employment or a "change in control" are discussed under "– Nonqualified Deferred Compensation." We do not provide other benefits that are triggered by an NEO's termination or retirement or by a change in control, except for our 401(k) plan (which is available to all employees) or those required by law (such as postemployment medical insurance coverage under COBRA).

Severance Plan   Our executive separation allowance plan is designed to provide executives with well-defined financial payments if we ask the executive to leave under certain circumstances. The plan covers our NEOs, other executive officers, and all other equity-eligible employees.

Among other terms and conditions, we will generally pay a separation allowance (severance) payment to an eligible executive if:
• the executive's employment terminates for reasons other than resignation (including

retirement), death, disability, leave of absence, or discharge for cause (as defined in the plan), or the executive resigns within a specific period of time following any change in the executive's job duties that is deemed significant by Progressive; and
• the employee signs a termination and release agreement as required by the plan.

The amount of the severance payment will vary among employees based on position and years of service. Based on tenure, each of our NEOs would receive severance payments equal to three times the executive's annual base salary only at the time of termination. Cash incentive payments, bonuses, equity awards, perquisites, and other compensation are excluded from the severance calculation. In addition, under the plan, the NEO would be entitled to continue medical, dental, and vision benefits for a period not to exceed 18 months at our cost, except that they would be required to make contributions to the cost of those benefits to the same extent as the executive did prior to termination. The NEO would also be eligible to receive outplacement services following separation with an estimated value of $13,000.

In addition, the plan provides that eligible NEOs will have the right to receive a severance payment in accordance with the formula described above, if after any change in control of Progressive, either:
- the NEO's employment is terminated for reasons other than resignation (including retirement), death, disability, leave of absence, or discharge for cause (as defined in the plan); or
- the NEO resigns due to a job change for "good reason."

This plan defines "change in control" and "good reason" the same as those terms are defined in the 2015 Plan, which is described below.

In the event of a termination of employment of any of our NEOs due to a resignation (including retirement), death, disability, leave of absence, or discharge for cause (as defined in the plan), no separation allowance would be payable under the executive separation allowance plan.

The following table summarizes for each of the NEOs the severance payments that would have been made to the NEOs, and the estimated value of health and welfare benefits for which the NEO would have been eligible, if the executive had separated from Progressive at December 31, 2023, under circumstances requiring payments under the executive separation allowance plan:

Name	Amount of Severance Payment ($)	Estimated Value of Health Benefits ($)
Susan Patricia Griffith	$3,000,000	$26,779
John P. Sauerland	2,100,000	26,779
Patrick K. Callahan	1,950,000	26,779
Karen B. Bailo	1,800,000	23,044
John Murphy	1,740,000	26,779

Change-in-Control Provisions Under Equity Plan
Benefits also may be provided under our 2015 Plan to holders of equity awards, including our NEOs, if a change in control occurs. All equity awards currently outstanding were granted under the 2015 Plan.

The 2015 Plan has a "double-trigger" change-in-control provision. Unless an award provides otherwise, the award will not accelerate or be paid out upon a change in control if the outstanding award is honored, assumed, or replaced with a new right that complies with the terms of

the change-in-control provisions in the 2015 Plan, including providing substantially identical terms and substantially equivalent economic terms. If the awards are not honored, assumed, or replaced, as described above, they will vest immediately prior to a change in control and each restricted stock unit award will be cashed out, at fair market value, with any performance-based awards deemed to have been earned at the higher of target or a multiple of target based on the level of achievement through the date of the change in control, if determinable. Any honored, assumed, or replacement award will vest after a change in control if, within 24 months after the change in control, the individual is terminated by the surviving entity other than for cause (as defined in the plan) or the individual terminates employment for good reason. If vesting is accelerated, performance-based awards will be considered to be earned at the higher of target (if applicable) or a multiple based on the level of achievement through the termination date, if determinable.

The definition of "change in control" in the 2015 Plan is intended to satisfy Section 409A of the Internal Revenue Code and is defined as specific transactions or events, generally including (i) shareholder approval of a liquidation or dissolution, (ii) acquisition by an individual, entity, or group of 30% or more of the outstanding common shares or the combined voting power of the outstanding securities entitled to vote in the election of directors, unless specified exceptions are satisfied, (iii) a change in the composition of the Board such that the individuals who constituted the Board in May 2015 cease to constitute at least a majority of the Board (with new directors nominated for election by the Board generally treated as having been a director in May 2015), or (iv) the consummation of a reorganization, merger, consolidation, asset sale, or similar transaction unless the company's shareholders retain more than 50% of the voting power of the surviving entity, no individual, entity, or group owns 30% or more of the outstanding common shares or the combined voting power of the outstanding securities entitled to vote in the election of directors of the surviving entity, and the company's directors prior to the transaction constitute at least a majority of the board of directors of the surviving entity. "Good reason" involves an adverse employment decision affecting the NEO, such as a significant reduction in their duties or responsibilities, a decrease in their compensation, or a change in office location that would increase their commute by greater than 50 miles.

The following table quantifies the amount of each NEO's change-in-control benefits under our equity incentive plan, assuming a change in control (within the meaning of the applicable plan) had occurred and the vesting of all outstanding equity awards and payments had been required under the applicable plan on December 31, 2023:

Name	Payments on Unvested Restricted Stock Unit Awards/Total[1] ($)
Susan Patricia Griffith	$48,494,389
John P. Sauerland	12,482,136
Patrick K. Callahan	11,364,628
Karen B. Bailo	6,091,982
John Murphy	6,801,415

[1] Includes time-based and performance-based restricted stock unit awards, plus reinvested dividend equivalents. Performance-based awards are valued at their target amount.

Qualified Retirement Provisions Under Equity Plan
The 2015 Plan provides additional benefits in the event an NEO satisfies the Rule of 70 requirements (age 55 with at least 15 years of service or age 60 with at least 10 years of service). These benefits, as well as those related to death and disability, have changed over the past few years based upon the Compensation and Talent Committee's review of applicable market data.

Beginning with awards granted in 2021, if an NEO remains employed through the end of the calendar year in which the grant is made, when the NEO retires after satisfying the Rule of 70 requirements:
• 100% of the outstanding time-based award will vest; and
• 100% of each unvested performance-based award will be retained and will vest if, when and to the extent that the performance measures are achieved.

With respect to awards granted in 2020, when the NEO retires after satisfying the Rule of 70 requirements:
• 50% of each outstanding time-based award will vest.

With respect to unvested time-based awards granted in 2019:
• 50% of each award vested (or will vest) when the individual first satisfies the Rule of 70 requirements;
• the remaining half of each award will then vest only when the time-based vesting provisions set forth in the applicable award agreement are satisfied; and
• no portion of the award vests upon the participant's retirement.

The rights conferred by these provisions, among other rights, may be forfeited if the Compensation and Talent Committee determines that prior to vesting the executive has engaged in any "disqualifying activity." See "Compensation Discussion and Analysis – 2023 Decisions and Awards – Clawback Provisions."

As of December 31, 2023, Mrs. Griffith, Mr. Sauerland, and Ms. Bailo satisfied the Rule of 70 requirements under our 2015 Plan. Mr. Murphy and Mr. Callahan will not be able to satisfy the qualified retirement eligibility until 2024 and 2025, respectively. The table below shows the value of each of the eligible executive's retirement benefits if they had retired on December 31, 2023.

The amounts are valued using our closing stock price on December 31, 2023, and include reinvested dividend equivalent units payable when the underlying award vests. For the performance-based equity awards, the amounts disclosed assume that all outstanding awards vest at the maximum factor; however, the actual value depends on whether, and the extent to which, the company achieves the applicable performance goals established at the time each award was made, within the time periods permitted by the award. See the "– Outstanding Equity Awards at Fiscal Year-End" table for more information.

Name	Value of Qualified Retirement Benefits[1] (As of 12/31/2023)	
	Time-Based Equity Awards	Performance-Based Equity Awards at Maximum
Susan Patricia Griffith	$11,748,573	$52,784,066
John P. Sauerland	2,716,268	14,371,024
Karen B. Bailo	1,526,836	5,274,114

[1] Awards granted in 2023 do not become a qualified retirement benefit until January 1 in the year following the calendar year in which the grant is made due to the service requirements discussed above. Had the 2023 awards been eligible for vesting as a qualified retirement benefit on December 31, 2023, Mrs. Griffith's time-based and performance-based equity awards would have increased by $1,147,973 and $25,254,199, respectively, Mr. Sauerland's by $803,629 and $5,343,875, respectively, and Ms. Bailo's by $688,847 and $2,582,978, respectively.

Other Termination Provisions Under Equity Plan
Under our 2015 Plan, termination of an executive for cause (as defined in the plan) will result in the forfeiture of all unvested awards. If an equity award recipient, including an NEO, ceases to be an employee prior to satisfying the Rule of 70 requirements, the employee generally would forfeit any unvested awards, both time-based and performance-based. A limited exception permits a holder of

performance-based restricted stock units (including the NEOs) whose employment is terminated (other than by the company for cause) after the end of an applicable performance period but before the award vests to retain the award but only until the first opportunity for the award to vest; at that time, the award will vest only if and to the extent that all performance measures have been satisfied. If, however, the award does not vest at that time (either because the minimum growth measures are not achieved or the profitability requirement is not satisfied), the award is forfeited.

Death Beginning with awards granted in 2021, if an NEO is employed through the end of the calendar year in which the grant is made, upon the death of an NEO:
• the outstanding time-based awards will vest 100%;
• with respect to performance-based awards, if the NEO dies: (i) before the end of the performance period, then the award will vest at 100% of target; or (ii) after the end of the performance period, then the award will remain outstanding and will vest if, when and to the extent that the performance measures are achieved; and
• otherwise, the restricted stock unit awards will be forfeited.

For awards granted in 2020 and earlier, upon the death of an NEO prior to the NEO satisfying the Rule of 70 requirements:
• any outstanding time-based award will vest to the extent that it would have vested if the NEO had remained employed for the 12 months following death.

With respect to awards granted in 2019, once an executive has reached the qualified retirement eligibility date, all eligible time-based awards that have not vested prior to the executive's death will be forfeited.

Unless noted above, these provisions apply equally to all participants.

If an NEO had chosen to participate in our deferral plan, following the NEO's death, the NEO's estate or beneficiaries would also be entitled to receive distributions from the EDCP.

Disability Provisions Under Equity Plan Beginning with awards granted in 2021, if an NEO is employed through the end of the calendar year in which the grant was made and if the NEO's employment is terminated as a result of their disability:
• the outstanding time-based awards will vest 100%;

• with respect to performance-based awards, in the event the NEO's employment is terminated
  • before the end of the performance period, then the performance-based award will vest at 100% of target;
  • after the end of the performance period, then the performance-based award will remain outstanding and will vest if, when and to the extent that the performance measures are achieved; and
• generally all other restricted stock unit awards will be forfeited.

For awards granted in 2020 and earlier, no benefit was provided if an NEO's employment was terminated as a result of their disability, unless the NEO had satisfied the Rule of 70 requirements, in which case the termination was treated as a retirement.

Non-Compete Provisions Beginning with awards granted in 2021, annual restricted stock unit awards also include a non-compete provision that will restrict the NEOs from the grant date through one year following termination of employment from engaging in any competitive business activity that would risk disclosure and/or use of our confidential information.

PAY RATIO DISCLOSURE
Our employee compensation program is designed to support, reinforce, and align our Core Values with our business strategy of growth and profitability, while ensuring we can attract, motivate, and retain talented employees, at every level, who drive our success. Our compensation program, which is the result of our review of market data for our job families, consists of:
• base pay that is competitive with the range of pay for jobs with similar duties and responsibilities at other companies, and
• an annual cash incentive payment, which we refer to as Gainshare, that is available to nearly all permanent employees. As noted above, our Gainshare program promotes a common culture and rewards employees when annual business goals and objectives are achieved. The payout can range from zero to 2.00x the target, which is a stated percentage of base pay. Under the Gainshare Plan, the target percentage is typically:
  • 0 - 8% for administrative support and entry level professionals;
  • 8 - 20% for senior professionals and managers; and
  • 20 - 150% for senior managers and senior executives, other than the CEO.

The SEC rules for identifying the median employee and calculating that employee's annual total compensation allows companies to make reasonable assumptions and estimates, to apply a variety of methodologies and exclusions that reflect their compensation practices.

To identify our median employee, as of December 31, 2023, we used the Medicare taxable wages as reported on the 2023 Form W-2 for all employees (other than the CEO) that were continuously employed for the entire calendar year. For permanent employees hired during 2023, base pay and Gainshare payments were annualized to provide comparability. After we identified the median employee, we determined their total compensation in a manner consistent with the determination of the total shown for our CEO in the "– Summary Compensation Table." We believe the pay ratio provides a reasonable estimate of the required information calculated in a manner consistent with the applicable SEC rules.

Total compensation in the "– Summary Compensation Table" includes a "non-equity incentive plan compensation" component, which for us generally represents payments under our Gainshare program for our median employee, who on the last day of the year had a Gainshare target of 8%.

Gainshare payments for eligible employees are calculated in the same manner as the executive annual incentive payments described in "– Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table – Non-Equity Incentive Compensation."

For 2023, our median employee's total annual compensation was $71,672 and our CEO's total annual compensation was $15,636,618, which results in a pay ratio of CEO compensation to median employee compensation of 218:1.

Given the different methodologies used by various public companies, the ratio reported above should not be used as a basis of comparison between or among companies, including companies in our peer group.

PAY VERSUS PERFORMANCE

The table below sets forth information regarding compensation for our CEO and non-CEO NEOs, along with the financial performance of Progressive for the last four completed fiscal years. The table also provides a comparison of the compensation reported in the "Executive Compensation – Summary Compensation Table" (Summary Compensation Table) and the compensation actually paid to our NEOs. The disclosure of compensation actually paid is determined in accordance with SEC rules and requires certain adjustments to the amounts reported in the Summary Compensation Table total for each NEO. It does not reflect the amount of compensation actually realized or received by our NEOs during the applicable year.

The compensation actually paid amounts include the value of our time-based and performance-based restricted stock unit awards, which is determined, in part, based on the value of Progressive common shares as of the earlier of December 31 or the vesting date, of each covered fiscal year. It also reflects the value of any reinvested dividend equivalent units applicable to these awards and changes in the projected vesting factor for performance-based awards, as described below. The values of these awards reflect considerable stock price appreciation from the date that the awards were originally granted, which is the value reported in the Summary Compensation Table. The ultimate value of unvested restricted stock unit awards remains dependent on our achievement of any applicable performance goals, the

satisfaction of applicable vesting periods, and the value of our common shares at the time of vesting of such awards. Further, final values of vested stock holdings are not realized by the NEOs until disposition of their holdings.

Additionally, as a property-casualty insurance company, we have earnings from both underwriting activity and investment operations. As discussed elsewhere, during 2023, we recognized an underwriting profit margin of 5.1% (exceeding our companywide profitability target of 4%), or $3.0 billion of pretax underwriting profit, and wrote $10.5 billion more in net premiums than in 2022, to end 2023 at $61.6 billion in net premiums written.

Our investment portfolio consists principally of fixed-maturity securities, which represented 91.5% of the fair value of the portfolio at December 31, 2023. Investment income, which consists primarily of interest and dividends, was $1.9 billion in 2023. The changes in the market value of our fixed-maturity securities are not reflected in net income, but rather are a component of comprehensive income. On the other hand, unlike our fixed-maturity securities, changes in the value of our equity securities are reflected in net income. In 2023, 2021, and 2020, net income included total net realized gains on securities of $0.4 billion, $1.5 billion, and $1.6 billion, respectively, compared to total net realized losses of $1.9 billion in 2022.

Pay Versus Performance Table

Year	Summary Compensation Table Total for CEO	Compensation Actually Paid to CEO[1]	Average Summary Compensation Table Total for Non-CEO Named Executive Officers	Average Compensation Actually Paid to Non-CEO Named Executive Officers[2]	Value of initial fixed $100 investment based on[3]: Total Shareholder Return	Value of initial fixed $100 investment based on[3]: Peer Group Total Shareholder Return[4]	Net Income (in billions)	Combined Ratio[5]
2023	$ 15,636,618	$ 49,003,116	$ 4,062,285	$ 9,728,818	$ 244.66	$ 164.49	$ 3.9	94.9
2022	12,748,826	48,474,661	3,171,093	9,195,384	198.67	148.53	0.7	95.8
2021	14,462,961	26,403,691	3,668,598	5,359,600	156.68	124.95	3.4	95.3
2020	15,220,523	52,840,789	3,582,178	10,086,445	141.38	106.33	5.7	87.7

[1] Represents amounts for Mrs. Griffith (our CEO since July 2016) as computed in accordance with Item 402(v) of Regulation S-K and includes certain adjustments to the amounts in the "Summary Compensation Table Total for CEO" column for each covered fiscal year. To determine compensation actually paid, the following adjustments were made to reflect the increase or change in fair value of Stock Awards (defined below) under the circumstances set forth below:[a]

	2023	2022	2021	2020
Closing stock price as of last trading day of year	$ 159.28	$ 129.71	$ 102.65	$ 98.88
Deduction of the grant date fair value of awards reported in the "Stock Awards" column of the Summary Compensation Table (Stock Awards) for the covered fiscal year	$(10,000,106)	$ (9,500,203)	$ (9,500,212)	$ (9,500,037)
Addition of the year-end fair value of all Stock Awards granted during the covered fiscal year that are outstanding and unvested	20,662,548	16,357,106	12,631,713	25,872,505
Change in the year-end fair value (from prior year-end) of all Stock Awards granted in any prior fiscal year that are outstanding and unvested	15,038,380	23,872,689	8,498,852	16,252,534
Change in the fair value (from prior year-end to vesting date) of all Stock Awards granted in any prior fiscal year that vested	7,665,676	4,996,243	310,377	4,995,264
Total Adjustments	$ 33,366,498	$35,725,835	$11,940,730	$37,620,266

[a] The Stock Awards were granted under the 2015 Plan and include time-based and performance-based restricted stock unit awards. For each covered fiscal year, the additions and changes in fair value in the table above also reflect the value of any reinvested dividend equivalent units applicable to these Stock Awards in connection with dividends paid on the company's common stock, and changes in the projected vesting factor for performance-based restricted stock unit awards. See "Executive Compensation – Summary Compensation Table," "Executive Compensation – Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table," "Executive Compensation – Outstanding Equity Awards at Fiscal Year-End," and "Executive Compensation – Option Exercises and Stock Vested" for further discussion.

[2] The non-CEO named executive officers include for (i) 2023 and 2022, Mr. Sauerland, Mr. Callahan, Ms. Bailo, and Mr. Murphy; (ii) 2021, Mr. Sauerland, Mr. Callahan, Remi Kent (Ms. Kent became our Chief Marketing Officer on November 1, 2021), and Michael D. Sieger (Mr. Sieger retired in January 2022); and (iii) 2020, Mr. Sauerland, Mr. Callahan, John A. Barbagallo (Mr. Barbagallo was the Commercial Lines President until mid-January 2021), and Mr. Sieger. As described in Note 1, to determine compensation actually paid, the following adjustments (expressed as averages) were made to reflect the increase or change in fair value of Stock Awards under the circumstances set forth below:[a]

	2023	2022	2021	2020
Deduction of the grant date fair value of Stock Awards for the covered fiscal year	$(2,003,269)	$(1,906,333)	$(2,134,497)	$(1,609,480)
Addition of the year-end fair value of all Stock Awards granted during the covered fiscal year that are outstanding and unvested	3,782,595	3,359,339	2,755,577	4,507,590
Change in the year-end fair value (from prior year-end) of all Stock Awards granted in any prior fiscal year that are outstanding and unvested	2,854,453	3,915,370	1,061,423	2,787,532
Change in the fair value (from prior year-end to vesting date) of all Stock Awards granted in any prior fiscal year that vested	1,032,754	655,915	8,499	818,625
Total Adjustments	$ 5,666,533	$ 6,024,291	$ 1,691,002	$ 6,504,267

[a] For additional information, see note a to Note 1.

[3] Total shareholder return is cumulative for the measurement periods beginning on December 31, 2019, and ending on the last fiscal day in 2023, 2022, 2021, and 2020, respectively, assuming $100 was invested at the close of trading on December 31, 2019.

[4] Our peer group is the Standard & Poor's 500 Property & Casualty Insurance Index (S&P 500 P/C Group).

[5] Combined ratio is the complement of our underwriting margin. The underwriting margin is the pretax underwriting profit (loss) expressed as a percentage of net premiums earned (i.e., revenues from underwriting operations). The pretax underwriting profit (loss) is calculated as net premiums earned plus fees and other revenues less losses and loss adjustment expenses, policy acquisition costs, other underwriting expenses, and for 2020, policyholder credits.

NARRATIVE DISCLOSURE TO PAY VERSUS PERFORMANCE TABLE

The following narrative disclosure and graphs describe the relationships between (i) the compensation actually paid to our NEOs and the performance measures set forth in the Pay Versus Performance Table and (ii) our cumulative total shareholder return (TSR) and the cumulative TSR of our chosen peer group, as disclosed in our performance graph below. For additional information on the awards described below, see "Executive Compensation – Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table" and "Compensation Discussion and Analysis – 2023 Decisions and Awards."

Relationship Between Compensation Actually Paid and Performance Measures

Compensation Actually Paid   As shown in the Pay Versus Performance Table, compensation actually paid decreased in 2020 to 2021 (although still meaningfully higher than the Summary Compensation Table totals), before returning again to higher levels in 2022 and 2023. The variation in these amounts during the covered periods reflected changes to the fair value of our time-based and performance-based restricted stock unit awards, the additional value of any new reinvested dividend equivalent units applicable to these awards, and changes in the projected vesting factor for performance-based awards.

Combined Ratio   We have selected our combined ratio as the "company-selected measure" for the Pay Versus Performance Table because it supports a strong pay-for-performance linkage and further aligns our executives' interests with those of our shareholders. A fundamental tenet of our executive compensation program continues to be to support our long-standing companywide goal of growing as fast as we can at a 96 or better combined ratio while continuing to deliver high-quality customer service. We strongly believe that achieving our target profit margin takes precedence over growing premiums in years where we are challenged to achieve both, as was the case in both 2022 and 2023.



Our Gainshare program is designed to support our long-standing companywide goal. Gainshare payments each year, if any, are based in part on the profitability of our insurance businesses, on a weighted-average basis, through our combined ratio performance measure. Accordingly, in years where our combined ratio is higher, the payouts under the Gainshare program are adversely impacted. During all of the covered fiscal years, we satisfied our goal of achieving a 96 or better combined ratio on a companywide basis, although not all of our insurance businesses achieved this target. The combined ratio was better in 2023, compared to the prior year, and the Gainshare payout for each NEO was correspondingly higher. Because Gainshare is a cash incentive program, the value applicable to Gainshare payouts is the same in both the Summary Compensation Table total and the compensation actually paid columns in the Pay Versus Performance Table.

Additionally, our annual performance-based restricted stock unit awards (performance versus market insurance results) include a profitability requirement of a combined ratio of 96 or better over the most recent 12-month period when the vesting is determined. The profitability requirement was met for the awards that vested in each of the years shown. The vesting of these awards was included in the applicable compensation actually paid column in the Pay Versus Performance Table and reflected changes in the fair value of these awards as described above.

Cumulative TSR As shown in the Pay Versus Performance Table, our TSR increased over the covered periods from $141.38 to $244.66. During all of the covered fiscal years, our cumulative TSR outpaced the TSR of our chosen peer group, the S&P 500 P/C Group.

As noted above, the compensation actually paid amounts to our NEOs during the covered periods reflected changes in the fair value of our time-based and performance-based restricted stock unit awards. These amounts were significantly higher than the values reflected in the Summary Compensation Table totals for each NEO during each covered year.

We do not include TSR as a performance measure in our executive compensation program. Rather, we focus on our stated operating and investment goals and allow TSR to reflect our achievement of those goals. However, we do provide a high percentage of total compensation to our NEOs in the form of equity awards. Accordingly, as our stock price increases (and TSR likewise increases), we expect that the compensation actually paid amounts to our NEOs will generally increase proportionately.



Net Income As a property-casualty insurance company, we have earnings from both underwriting activity and investment operations. We believe that our shareholder value will be increased in the long run if we continue to focus on profitable growth of our insurance operations and the relative performance of our fixed-maturity portfolio. Net income, which includes the impact of market fluctuations on our equity investments, increased in 2023, reflecting profitable underwriting and investment results.

Due to our long-term focus on our insurance operations, we make business decisions and set annual targets that are designed to enhance the longer-term performance of those operations. Accordingly, the trends in the compensation actually paid amounts to our NEOs may not correlate with net income as we do not use net income as a performance measure in our executive compensation program.



Relationship Between Our Cumulative TSR and our Peer Group's Cumulative TSR

The following graph depicts the relationship between our cumulative TSR and the cumulative TSR of our chosen peer group for the last four years, assuming $100 was invested at the close of trading on December 31, 2019.



TABULAR LIST OF PERFORMANCE MEASURES

The following table lists the most important performance measures used in our executive compensation program to link the compensation actually paid to our current NEOs during 2023 to the company's performance. For our NEOs, other than our CEO and CFO, we used fewer than three financial performance measures to link compensation actually paid for the most recently completed fiscal year to the company's performance. For additional information on how these performance measures are calculated and used in our executive compensation program, see "Compensation Discussion and Analysis – 2023 Decisions and Awards."

Name	Combined Ratio	Premium Growth	3-Year Return Fixed-Income Portfolio	Policies In Force (PIF) Growth
Susan Patricia Griffith	✓	✓	✓	✓
John P. Sauerland	✓	✓	✓	✓
Patrick K. Callahan	✓	✓		✓
Karen B. Bailo	✓	✓		✓
John Murphy	✓	✓		✓

The following supplemental table shows the executive compensation program that uses these performance measures:

Program	Combined Ratio	Premium Growth	3-Year Return Fixed-Income Portfolio	PIF Growth
Gainshare Program	✓			✓
Performance-Based Restricted Stock Unit Awards (Growth in Market Share)	✓	✓		
Performance-Based Restricted Stock Unit Awards (Investment Results)			✓	

DIRECTOR COMPENSATION

COMPENSATION OF NON-EMPLOYEE DIRECTORS AT FISCAL YEAR-END

Compensation of our non-employee directors for the year ended December 31, 2023, was as follows:

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Total ($)
Danelle M. Barrett	$120,000	$180,131	$300,131
Philip Bleser	—	325,035	325,035
Stuart B. Burgdoerfer	—	350,120	350,120
Pamela J. Craig	136,000	204,014	340,014
Charles A. Davis	—	325,035	325,035
Roger N. Farah	—	340,113	340,113
Lawton W. Fitt	—	520,110	520,110
Devin C. Johnson	—	300,084	300,084
Jeffrey D. Kelly	124,000	186,001	310,001
Barbara R. Snyder	—	300,084	300,084
Jan E. Tighe[3]	—	—	—
Kahina Van Dyke	—	315,028	315,028

[1] The cash fees will be earned on April 12, 2024, if the individual continues as a director until that date.

[2] Represents grant date fair value of restricted stock awards. Awards were granted on May 12, 2023, and valued based on that day's closing price of $133.43 for all directors. All awards will vest on April 12, 2024, if the individual remains a director until that date. The 2023 awards are the only outstanding restricted stock awards held by directors. See "Security Ownership of Certain Beneficial Owners and Management – Security Ownership of Directors and Executive Officers" for the number of shares awarded.

[3] Ms. Tighe was a member of our Board until May 2023.

NARRATIVE DISCLOSURE TO DIRECTOR COMPENSATION TABLE

Our director compensation program is market-based and is designed to be competitive with other compensation opportunities available to directors. Each year prior to the beginning of the term, the Compensation and Talent Committee reviews director compensation data from comparable companies obtained from management's compensation consultants and other third parties, and analyses performed by our compensation department and/or consultants. With respect to compensation decisions made in May 2023 for the 2023-2024 term, and after a review of proxy data for companies similar to those reviewed in connection with 2023 executive officer compensation, the committee recommended to the Board no change in total compensation from 2022 for the Chairperson of the Board and each non-employee director.

Amount of Compensation After receiving a recommendation from the Compensation and Talent Committee, the Board establishes compensation levels for each term based primarily on committee assignments, with separate compensation provided for services as Chairperson of the Board. The following table sets forth the annual compensation levels approved by the Board for the 2023-2024 term:

Chairperson of the Board	$485,000
Non-Employee Director	300,000
Additional compensation for Committee Chair:	
Audit Committee	35,000
Compensation and Talent Committee	25,000
Investment and Capital Committee	25,000
Nominating and Governance Committee	20,000
Technology Committee	25,000
Other additional compensation:	
Audit Committee members	10,000
Secondary Committee assignment	15,000

No additional compensation is earned for service on the Executive Committee.

Form of Compensation   For the 2023-2024 term, each non-employee director was given an opportunity to indicate a preference to receive either (1) 100% of compensation in the form of a restricted stock award or (2) 60% of compensation in the form of a restricted stock award and 40% in the form of cash. After considering such preferences, the committee provided for restricted stock awards under the Amended and Restated 2017 Directors Equity Incentive Plan (the Directors Equity Plan) and cash awards, as indicated in the table above. Cash compensation will be paid, and restricted stock awards will vest, in April 2024, or earlier if a director dies or becomes disabled, or a change in control occurs. When a new director is appointed to the Board or a director changes committee assignments during a term, a proration or other appropriate adjustment may be made.

Equity Ownership Guidelines for Directors   Within five years after being elected to the Board, each director must acquire common shares having a value equal to at least three times the director's annual compensation for the most recently completed term, and then maintain such level of holdings throughout their tenure as a director. A director's unvested restricted stock awards and any common share equivalent units held in The Progressive Corporation Directors Restricted Stock Deferral Plan, as amended and restated (the Directors Restricted Stock Deferral Plan) are treated as common shares held when determining whether this requirement is satisfied. As of December 31, 2023, each director who had been on our Board for more than five years satisfied this requirement.

Directors Restricted Stock Deferral Plan   Directors receiving restricted stock awards under the Directors Equity Plan have the right to defer the receipt of the common shares covered by each such award under the Directors Restricted Stock Deferral Plan. If a director elects to defer a restricted stock award under this plan, immediately prior to vesting of the applicable award, the restricted shares are converted to units

equivalent in value to Progressive common shares and credited to the participating director's plan account. The participating director's plan account will further be credited with amounts equal to any dividends and other distributions on Progressive common shares that are thereafter authorized by the Board. There are no other investment options under the Directors Restricted Stock Deferral Plan. All such accounts will be distributed in common shares (except that amounts attributable to dividend equivalent payments will be distributed in cash) in a lump sum or installments, at the time(s) designated by the participating director at the time of election (or later, if permitted); distributions may be accelerated, however, in the event of the participant's death, the participant's departure from our Board, or a change in control of Progressive.

Directors Deferral Plan   Under The Progressive Corporation Directors Deferral Plan, as amended and restated (the Directors Deferral Plan), directors are able to elect to defer cash compensation. Deferred fees are credited into a stock unit account under which the units are equivalent in value and dividend rights to Progressive common shares. All such accounts will be distributed in cash, in a lump sum or installments, when and as designated by the participating director at the time of election (or later, if permitted) or, if earlier, upon the death of the director or upon a change in control of Progressive.

Each participating director's unit holdings in the Directors Deferral Plan and the Directors Restricted Stock Deferral Plan are included in the table under "Security Ownership of Certain Beneficial Owners and Management – Security Ownership of Directors and Executive Officers," under the column titled "Total Common Shares Beneficially Owned" or under the column titled "Units Equivalent to Common Shares."

Perquisites   Consistent with our general practice, during 2023, we did not provide perquisites to any of our non-employee directors in excess of $10,000.

ITEM 2: PROPOSAL TO APPROVE THE PROGRESSIVE CORPORATION 2024 EQUITY INCENTIVE PLAN

INTRODUCTION

We have long had in effect stock-based incentive plans that have allowed us to grant executive officers and other key employees various types of equity-based awards. These programs reflect our Board's belief that encouraging stock ownership by executive officers and other key employees serves to attract, retain, and motivate them by providing a direct, financial interest in our continued success. Our Board also believes that equity-based compensation closely aligns these employees' interests with those of our shareholders and provides a strong incentive for executive officers and other key employees to remain in our service.

With these goals in mind, in March 2024, upon the recommendation of the Compensation and Talent Committee, our Board adopted, subject to shareholder approval, The Progressive Corporation 2024 Equity Incentive Plan (the "2024 Plan"). We are submitting the 2024 Plan to shareholders for approval in accordance with NYSE rules and, while not presently part of our executive compensation program's design, to qualify certain stock options authorized under the 2024 Plan for treatment as incentive stock options ("ISOs") under Section 422 of the Internal Revenue Code. In addition, we are asking shareholders to approve the 2024 Plan to prevent any interruption to our equity-based compensation practices. If our shareholders approve the 2024 Plan, it will replace the 2015 Equity Incentive Plan (the "2015 Plan") and no further grants will be made under the 2015 Plan after the 2024 Plan is registered with the Securities and Exchange Commission on Form S-8. Any additional awards we grant to management prior to the approval and registration of the 2024 Plan will be granted under the 2015 Plan and will be subtracted from the number of common shares remaining available for additional awards under the 2015 Plan. As a result, the shares from any such additional awards will reduce the number of common shares that may be issued under the 2024 Plan.

If the 2024 Plan is approved by our shareholders, we will have 6 million additional common shares authorized for issuance pursuant to employee equity plans. In setting the total number of common shares authorized for issuance under the 2024 Plan, we considered a number of factors, including the following, which are discussed in more detail below: shares available and total outstanding equity awards under our existing employee equity plan; our historical employee equity award granting practices; potential dilution to our shareholders; and estimates regarding the number of years that the 2024 Plan would last (sometimes referred to as the duration of the plan). In addition, some shares authorized under our 2015 Plan will be rolled over to the 2024 Plan as described in more detail under "– Description of the 2024 Plan – Shares Available for Issuance."

As of March 15, 2024, we had 585,698,431 common shares issued and outstanding (not including treasury shares). The market value of one common share listed on the NYSE, as determined by reference to the closing price on March 15, 2024, was $204.88.

Overview

The 2024 Plan provides us with the flexibility to develop and deliver a long-term equity incentive program that is competitive, attracts and retains key talent, and meets current and evolving compensation practices. Additionally, the 2024 Plan contains key features to protect the interests of our shareholders, which include the following:

- Double-trigger vesting in the event of a change in control. Both a change in control and a termination of employment must occur in order for accelerated vesting of awards to apply. Awards will not be accelerated upon a change in control if the committee determines, prior to the change in control, that awards will be honored, assumed, or replaced with an equivalent award.
- There is no annual or automatic increase in the number of shares available for issuance under the 2024 Plan.
- Performance-based awards are subject to our Dodd-Frank Clawback Policy and additional clawback provisions that subject performance-based awards to recoupment if an executive's conduct results in reputational harm or if the awards vest based upon certain financial or operating results that are thereafter restated.
- Limitations apply to the number of shares an individual participant may receive in a given calendar year and the number of shares that can be the subject of stock options or stock appreciation rights granted to any individual during the life of the 2024 Plan.
- The exercise price of stock options and the strike price/base value of stock appreciation rights must equal at least 100% of the fair market value of the underlying common shares at the time of grant.
- We are not permitted to reduce the exercise price, reprice, or provide cash payment for underwater stock options or stock appreciation rights without shareholder approval.

- We currently expect the duration of the 2024 Plan to be between 7 and 10 years.

In addition, we believe that our recent grant practices reflect a responsible use of equity as compensation for our executive officers and other key employees:
- 74% of our CEO's target equity compensation in the past 5 years has been in the form of performance-based equity awards.
- 65% of our other then-named executive officers' target equity compensation in the past 5 years has been in the form of performance-based equity awards.

- Pursuant to our financial policies, we repurchase common shares to neutralize dilution from equity-based compensation in the year of grant.

Factors Considered

We considered a number of factors when developing the 2024 Plan, including the current availability of common shares under our existing employee equity plan, awards outstanding under such equity plan, and our desire to maintain our current equity grant practices without disruption. Since 2015, we have used time- and performance-based restricted stock units as the form of equity compensation for our executive officers and other key employees.

The following table shows awards outstanding under, and common shares available under, our existing equity compensation plans as of December 31, 2023:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans [1]
Equity compensation plans approved by security holders			
Employee Plans:			
2015 Equity Incentive Plan	2,893,743 [2]	NA	5,185,949 [3]
Director Plans:			
Amended and Restated 2017 Directors Equity Incentive Plan	25,075	NA	392,436 [4]
Equity compensation plans not approved by security holders			
None			
Total	2,918,818	NA	5,578,385

NA = Not applicable because awards do not have an exercise price.

[1] Excludes shares included in the Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights column.

[2] Reflects restricted stock unit awards, including reinvested dividend equivalents, under which, upon vesting, the holder has the right to receive common shares on a one-to-one basis.

Performance-based restricted stock unit awards, including dividend equivalents, of 557,119 units are included under the 2015 Equity Incentive Plan at their target value. Maximum potential payout for the performance awards outstanding under the 2015 Equity Incentive Plan was 1,370,877. For a description of the performance-based awards, including the performance measurement and vesting ranges, see *Note 9 — Employee Benefit Plans* in our Annual Report.

[3] Gives effect to reservation of common shares subject to performance-based awards at maximum potential payout.

[4] Reflects Progressive's Amended and Restated 2017 Directors Equity Incentive Plan that was approved by shareholders in 2022 and increased the authorized shares by 150,000 under this plan.

Since December 31, 2023, we granted additional awards of restricted stock units to our executive officers and other key employees under the 2015 Plan and dividend equivalents under outstanding restricted stock unit awards were reinvested in additional restricted units when our annual-variable and quarterly dividends were paid to shareholders. As a result of these actions, as of the date of this proxy statement there were roughly 4.5 million shares available for future issuance of awards under the 2015 Plan. This

number reflects our reservation of the maximum potential payout of performance-based awards, as required by the terms of the 2015 Plan. Information regarding our historical equity award grant practices can be found in *Note 9 – Employee Benefit Plans* to our audited financial statements contained in our 2023 Annual Report attached as an appendix to this Proxy Statement. The 2015 Plan, which is the plan under which equity compensation is currently granted to our executive officers and other key employees, expires on January 31, 2025. If shareholders do not approve the 2024 Plan, we will not be able to grant any additional equity awards under the 2015 Plan after January 31, 2025, although awards will remain outstanding until vested or forfeited in accordance with their terms. If we do not receive shareholder approval for the 2024 Plan, we will need to consider compensation alternatives for 2025 and beyond that do not include equity compensation.

We also considered potential dilution to our investors from awards that could be granted under the 2024 Plan. The 6 million additional common shares authorized by the 2024 Plan, together with shares available under existing equity plans and shares subject to outstanding equity awards, referred to as "overhang," represent approximately 2.5% of the outstanding common shares as of December 31, 2023. Pursuant to our financial policies, we repurchase common shares to neutralize dilution from equity-based compensation in the year of grant.

We also considered the expected duration of the 2024 Plan. Duration is inherently uncertain because it involves estimates regarding a number of factors, including:
• the number of common shares to be covered by awards to be granted, which changes with the number of recipients, their compensation levels, and the fair market value of our common shares at the time of grant;
• dividends to be paid by us in the future and the fair market value of our common shares at the time of any dividend payment;
• with respect to performance-based awards that can vest below, at, or above a target number of units, based on performance goals, the actual number of units that vest based on actual performance; and
• the rate of termination or forfeiture of awards that are made. Based on a number of assumptions regarding these matters, we currently estimate that the duration of the 2024 Plan will be between 7 and 10 years.

DESCRIPTION OF THE 2024 PLAN
The material features of the 2024 Plan are summarized below. The following description of the material features of the 2024 Plan is qualified in its entirety by reference to the text of the 2024 Plan, which is attached to this Proxy Statement as Exhibit A.

Shares Available for Issuance
Subject to adjustment upon the occurrence of certain events described below, the number of common shares that may be issued under the 2024 Plan will be equal to:
• 6 million, plus

• the number of common shares, if any, remaining available for additional awards under the 2015 Plan as of the effective date of the 2024 Plan, minus 300,000 shares or any greater number determined by the committee (see "– Administration"), which will remain in the 2015 Plan to satisfy divided equivalent rights; plus
• the number of shares subject to awards outstanding under the 2015 Plan as of the effective date of the 2024 Plan that subsequently expire or are cancelled or forfeited.

To satisfy awards under the 2024 Plan, we may use authorized but unissued shares or shares held in treasury.

The actual or deemed reinvestment of dividends, other distributions or dividend equivalents in additional stock, restricted stock, or restricted stock units ("dividend equivalents") will only be permitted if, at the time of the reinvestment, sufficient common shares are available under the 2024 Plan. If an award provides for the provision of dividend equivalents but dividend equivalents cannot be provided because sufficient shares are not available, then the committee can determine alternative mechanism(s) to credit the value of those dividend equivalents on outstanding awards or can discontinue the crediting of dividend equivalents on a prospective basis only.

If all or any portion of an award granted under the 2024 Plan is forfeited, or otherwise terminates or expires, the common shares that are subject to the award, to the extent of the forfeiture, termination, or expiration, will again be available for future awards under the 2024 Plan, unless the participant has received a benefit of ownership with respect to the common shares. The exercise of voting rights (if any) will not be considered to be a benefit of ownership. In addition, accumulation of dividends or dividend equivalents that are not actually paid because the underlying award did not vest will not be considered to be a benefit of ownership. However, the use of common shares subject to an award to pay an option exercise price or to satisfy a participant's tax withholding obligations will be considered to be a benefit of ownership. The number of common shares available for grant under the 2024 Plan will not be reduced by common shares subject to awards granted upon the assumption or substitution of awards granted by a business or entity acquired by the company.

In addition to aggregate share limits, the 2024 Plan establishes individual limits that provide that no participant may receive:
• in any calendar year, awards with respect to more than 1.5 million common shares; and

- over the life of the 2024 Plan, stock options and stock appreciation rights related to more than 3 million common shares.

In the context of performance-based awards that stipulate a target number of units or common shares and that may vest at, below, or above that target, the maximum number of common shares issuable under the award will be used for purposes of determining compliance with these individual limitations. For all awards, any dividend equivalents are disregarded for purposes of determining if these limits are satisfied.

Except as described in the last sentence of this paragraph, in the event of any merger, reorganization, consolidation, recapitalization (including, without limitation, extraordinary cash dividends), share dividend, share split, reverse share split, spin-off, stock rights offering, liquidation, acquisition of property or shares, combination of shares, or other similar event affecting the company, the committee will make substitution(s) or adjustment(s) as it deems appropriate and equitable to prevent dilution or enlargement of rights of participants under the 2024 Plan to: (1) the aggregate number and kind of shares of stock or other securities reserved for issuance under the 2024 Plan; (2) the various maximum limitations on the number of shares of stock or units that may be subject to awards granted to any participant during any calendar year or other period described above; (3) the number and kind of shares of stock or other securities subject to, and the exercise price, strike price, or base value of, then outstanding awards granted under the 2024 Plan; and (4) any vesting criteria (including performance goals) applicable to any outstanding award. In connection with any adjustment, the committee can provide for the adjustment to result in a whole number of shares, and for the fractional shares to be paid in cash. Adjustments or substitutions by the committee do not need to be the same for all participants. No adjustment can be made by the committee if the adjustment would cause an award to be subject to adverse tax consequences to the participant under Section 409A of the Internal Revenue Code, which is described in more detail below.

Administration
The 2024 Plan will be administered by or under the direction of the Compensation and Talent Committee of the Board or a subcommittee of that committee (referred to in this proposal as the "committee"). The committee must consist of not less than two Board members, all of whom are "non-employee directors" (within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange

Act")) and "independent directors" as defined in Section 303A.02 of the NYSE rules; however, in the event that the committee fails to satisfy this requirement, the actions of the committee will still be valid for all purposes other than Section 16(b) of the Exchange Act. The functions of the committee specified in the 2024 Plan will be exercised by the Board if and to the extent that no committee with authority to administer the 2024 Plan exists.

The committee has full power to interpret and administer the 2024 Plan, including the authority to adopt and amend rules, guidelines, and practices governing the 2024 Plan and the authority to interpret any agreement governing an award under the 2024 Plan. It also has full authority to select the eligible individuals to whom awards will be granted under the 2024 Plan and to determine: the type and amount of awards to be granted to each participant; the consideration, if any, to be paid for awards; the timing of awards; and the terms and conditions of the awards and related agreements to be entered into with eligible individuals. The committee will grant all awards under the 2024 Plan to participants who are executive officers of the company and subject to Section 16 of the Exchange Act. As to the grant of awards to other participants, the committee may delegate its responsibilities to members of the company's management.

Any interpretation and administration of the 2024 Plan by the committee, and all actions and determinations of the committee, are final, binding, and conclusive on the company, its shareholders, subsidiaries, and affiliates, all participants in the 2024 Plan, their respective legal representatives, successors, and assigns, and all persons claiming under or through any of them. However, following a "change in control" as defined in the 2024 Plan, any determination as to whether "cause," "good reason," or a "disqualifying activity" exists or has occurred will be subject to review by a court, arbitrator, or other dispute resolution body. No director will incur any liability for any action taken or omitted, or any determination made, in good faith in connection with the 2024 Plan.

Eligibility to Participate in the 2024 Plan
Executive officers and other key employees of the company, its subsidiaries, or affiliates who are responsible for or contribute to our management, growth, or profitability are eligible to be granted awards under the 2024 Plan. During 2023, approximately 1,080 employees, including each of our executive officers, received awards under the 2015 Plan, which contains a similar eligibility provision. Because the committee has the authority to determine which eligible individuals will receive awards under the 2024

Plan, the benefits or amounts that will be received by any individual officer, the executive officers as a group, and other key employees cannot be determined.

Types and Terms of Awards

The committee has the discretion to decide who will receive awards under the 2024 Plan, the types of awards they will receive and, subject to the provisions described below, the terms of any award. The committee can grant restricted stock units, restricted stock, stock options, stock appreciation rights, and dividend equivalent rights associated with these awards.

Generally Applicable Provisions The committee has broad discretion to decide the terms of awards that may be granted under the 2024 Plan. However, the 2024 Plan provides certain parameters for awards, including the following:

Purchase Price The purchase price for each award, if any, will be determined by the committee at the time of grant.

Time-Based and Performance-Based Awards An eligible individual may be granted an award that will vest based on continued employment (a time-based award), an award that will vest based on the achievement of performance goals (a performance-based award), or a combination of both. The committee will determine the vesting periods for time-based awards and the restrictions and other terms applicable to time-based awards prior to vesting, as well as any other conditions that must be satisfied prior to the vesting of the awards. For awards that are performance-based, the committee will establish the objective performance goals and any other conditions that must be satisfied as a condition to vesting. The committee may provide for the lapse of the restrictions and conditions to vesting in "award installments" (if an award consists of multiple installments, each with a separate vesting date, expiration date and/or other unique term or condition, this term refers to any one of those installments), as set forth in the related award agreement. The provisions of awards need not be the same with respect to each participant.

Performance Goals Performance-based awards will be structured to vest, if at all, only if the company satisfies the conditions to vesting established by the committee in its discretion at the time of the award, including objective criteria which may include, but are not limited to, one or more of the following measures:
- Revenues
- Premiums (written, net, earned, per policy, or per vehicle)
- Expense levels
- Cost control or cost savings levels

- Combined ratio (target, weighted, variation from target, or cohort (expected lifetime combined ratio for a group of policies commencing during a specified time period))
- Return on shareholders' equity, revenue, or capital (including return on total capital or return on invested capital)
- Policies in force
- Policy renewals
- Policy life expectancy
- Vehicles insured
- Drivers insured
- Earned car years
- Market share
- Physical damage earned car years
- Investment income
- Investment returns
- Net realized gains
- Net income
- Comprehensive income
- Shareholders' equity
- Net book value per share
- Total shareholder return
- Value of a common share

Performance goals may be measured on a companywide, subsidiary, significant subsidiary, segment, business unit, product line, product, or any combination of these bases, as determined by the committee at the time of grant. Performance goals also may reflect absolute performance or a relative comparison of performance to the results in other periods, to a target, to a peer group of entities, to an index, or to another external measure. Performance goals may also be measured on an aggregate or per share basis. Investment performance goals may also be measured by reference to a specific portion of a portfolio or assets under management and may reflect risk adjustment, or the benefit of any state premium tax abatement, attributable to the investment portfolio(s) or investment(s) that is the subject of the goals.

The committee may provide for the exclusion from any one or more applicable periods of the impact of extraordinary, unusual, and/or non-recurring items, including, without limitation: (1) any act of God or nature that adversely affects the company's business operations for a significant period of time; (2) any profit, loss, or expense attributable to acquisitions or dispositions of stock, assets, or any other portion of a business; (3) operating or financial results attributable to the operations of an entity or business acquired or disposed of by the company; (4) gains or losses due to litigation or settlements; (5) all other items of gain, loss, or expense determined to be extraordinary or unusual in nature or infrequent in occurrence; and (6) such other items that the committee deems appropriate in its discretion. Unless expressly determined by the committee at the time the performance goals for an award are established and stated in the related award agreement, the satisfaction of any performance goals will be determined by eliminating the impact of any change in accounting rules which becomes effective following the time the performance goals are established.

Performance-based awards will vest and all restrictions thereon will terminate upon the certification by the committee of the achievement of the specified performance goals, provided all other conditions to vesting have been met. In the committee's discretion, performance-based awards may: (1) stipulate that an award will vest only in its entirety upon the satisfaction of the specified performance goals; (2) stipulate a portion of the award that will vest either in whole or in part, depending on the level of achievement in comparison to the specified performance goals, pursuant to a formula, calculation, or other objective mechanism approved by the committee at the time of the award; or (3) stipulate a target number of shares of stock or units (the "Target") that may vest in part, in whole, or up to a specified multiple of the Target, depending on the level of achievement in comparison to the specified performance goals pursuant to a formula, calculation, or other objective mechanism approved by the committee at the time of the award. In the case of any award authorized under clause (3) of the previous sentence, a number of common shares equal to the maximum possible number of common shares that may be delivered to the participant under the award will be reserved by the company until such time as the applicable multiple of the Target has been determined by the committee, even if the certification of achievement of results does not occur at that time due to additional performance goals that must be met prior to vesting, or if the actual exercise, vesting, or delivery of stock does not occur at that time due to any delay in delivery imposed for purposes of Section 409A of the Internal Revenue Code. If, or to the extent that, a performance-based award does not vest under the applicable performance goals on or before the expiration date established by the committee for the award, the award will be forfeited automatically.

Committee Discretion to Reduce or Eliminate Awards
The committee can reduce the amount of, or eliminate in full, but not increase, the amount of stock, units, or other interests that are subject to any performance-based award at, or at any time prior to, the committee's certification of the vesting of the award.

The committee may treat individual participants differently for these purposes. Any determination of this type by the committee will be final and binding on each affected participant.

Transferability   Awards under the 2024 Plan may not be transferred by the participant other than by will or by the laws of descent and distribution.

Deferral Election   Any participant who is then eligible to participate in The Progressive Corporation Executive Deferred Compensation Plan or any other deferral plan adopted or maintained by the company may elect to defer any award granted to the participant under the 2024 Plan, subject to and in accordance with the terms of the applicable deferral plan.

Tax Withholding   No later than the date an award becomes taxable, the participant must satisfy the participant's minimum withholding taxes by delivering to the company cash, or, unless the committee determines otherwise, common shares that are already owned by the participant or that would otherwise be delivered to the participant as a result of the taxable event. The committee must approve any election by an executive officer subject to Section 16 to satisfy tax withholding obligations by delivering common shares already owned by the participant.

Restricted Stock Units   A restricted stock unit is a contractual right awarded by the company that entitles the participant to receive one common share upon the satisfaction of all conditions to vesting of, and the lapse of all restrictions applicable to, the award, as determined by the committee. Conditions to vesting may relate to continued employment, the achievement of performance goals established by the committee, or both. The units remain subject to restrictions, and subject to forfeiture, termination, or expiration as provided in the 2024 Plan, until the satisfaction of the conditions established by the committee for the vesting of the applicable award. In addition to the terms established by the committee, the following provisions will apply to all restricted stock unit awards:

- No instruments or certificates evidencing the units will be issued, but the company will keep a record of the units.
- Participants will not have the right to vote the common shares represented by the restricted stock units prior to the delivery of any common shares due in respect of the vesting of the units.
- Participants will not have the right to receive dividends, other distributions or dividend equivalents with respect to the shares subject to the award prior to the delivery of those shares of stock. The committee may provide for any restricted stock unit award to be credited with

dividend equivalents while restrictions apply to the award. If the committee provides for the crediting of dividend equivalents, the equivalents can be paid in cash or reinvested in additional units, and can be paid immediately or made subject to the terms and conditions applicable to the underlying award, as determined by the committee.

Restricted Stock   Restricted stock awards consist of grants by the company of common shares that are subject to various restrictions, including, without limitation, restrictions on sale or transfer by the participant. The common shares will remain subject to those restrictions, and to forfeiture, termination, or expiration as provided in the 2024 Plan, until the satisfaction of the conditions established by the committee for the vesting of the applicable award. Upon vesting of an award and the lapse of any other restrictions, the restrictions on the common shares awarded will be removed, and the participant will become entitled to sell or transfer those shares subject to applicable legal requirements. In addition to the terms established by the committee, the following provisions will apply to all restricted stock awards:

- Each participant receiving a restricted stock award will be issued a stock certificate for the common shares covered by the award. The certificates will be registered in the name of the participant, and will bear an appropriate legend referring to the terms, conditions, and restrictions applicable to the award. The stock certificates evidencing those common shares will be held by the company, or our designee, until the conditions to the vesting of the award has been satisfied and all other restrictions on the shares have lapsed. However, at our option, any common shares covered by a restricted stock award may be issued and held in book-entry form. In such event, no stock certificates evidencing the shares will be issued and the applicable restrictions will be noted in the records of our transfer agent and in the book-entry system.
- Except as provided in the 2024 Plan or the applicable award agreement, with respect to the common shares that are the subject of the restricted stock award, a participant will have all of the rights of a shareholder of the company, including the right to vote the common shares.
- Participants who are granted awards of restricted stock also have the right to receive any cash dividends or other distributions declared by the Board, subject to the 2024 Plan. However, the committee may determine that dividends or other distributions will not be paid or distributed immediately and will be and remain subject to all the terms and conditions regarding vesting,

restrictions, and forfeiture that apply to the common shares covered by the restricted stock award to which the dividends or distributions relate.

Stock Options   A stock option award represents the right to purchase a specified number of common shares from the company at a specified price during a specified time period. Generally, stock options are not exercisable immediately and may be exercised in accordance with the requirements of the 2024 Plan only after the satisfaction of the conditions established by the committee for the vesting of the award.

The committee will have the authority to grant either incentive stock options or non-qualified stock options, or a combination of both, subject to the requirements of the 2024 Plan. Incentive stock options are stock options intended to satisfy the requirements of Section 422 of the Internal Revenue Code or any successor to Section 422. Non-qualified stock options are stock options that do not qualify as incentive stock options. In addition to the terms established by the committee, the following provisions will apply to each stock option award:

- The option exercise price per common share that may be purchased under a stock option will be determined by the committee at the time of grant.
  - For non-qualified stock options, the exercise price must be at least equal to 100% of the fair market value of the company's common shares on the date of grant.
  - For incentive stock options, the exercise price must be at least equal to: (1) 100% of the fair market value of the company's common shares at the date of grant; or (2) 110% of the fair market value of the common shares at the date of grant, in the case of a participant who at the date of grant owns shares representing more than 10% of the total combined voting power of all classes of stock of the company or its parent or subsidiary corporations (as determined under Section 424(d), (e), and (f) of the Internal Revenue Code) (a "10% participant").
- The term of each stock option ("option term") will be determined by the committee at the time of grant and may not exceed 10 years from the date of grant (or, with respect to incentive stock options, five years in the case of a 10% participant).
- Subject to any installment exercise provisions and other conditions to vesting that may apply with respect to the stock options, stock options may be exercised, in whole or in part, at any time during the option term, by giving to the company written

notice of exercise specifying the number of common shares to be purchased. The notice of exercise must be accompanied by payment in full of the option exercise price of the common shares for which the option is exercised. The committee may allow cashless broker exercises or, to the extent approved by the committee at or after grant, payment by the participant's election to have shares of stock withheld that have a fair market value equal to the amount of tax to be withheld.

- Unless otherwise determined by the committee, at or after grant, payment, in full or in part, of the option exercise price of incentive stock options and non-qualified stock options and related minimum withholding taxes may be made in the form of unrestricted common shares then owned by the participant and having a value equal to the option exercise price and minimum withholding taxes. However, the committee must approve in advance any transaction of this type by an executive officer who is subject to Section 16 of the Exchange Act.

- No common shares will be issued pursuant to an exercise of an option until full payment of the exercise price and minimum withholding has been made. A participant will not have rights to dividends or any other rights of a shareholder with respect to any common shares subject to an option until the participant gives written notice of exercise, has paid in full for the common shares, and such shares have been issued to the participant.

- All stock options will be exercisable during the participant's lifetime only by the participant or, if the participant is unable to exercise an option as a result of the participant's disability, by his or her authorized legal representative.

- Unless otherwise determined by the committee or directed by a participant in writing to the company, the 2024 Plan allows for the automatic exercise of stock options for in-the-money awards prior to expiration.

The following additional provisions will apply to incentive stock options and, in the event of conflict, will override the general provisions set forth above:

- Only employees of the company or one of its subsidiaries can receive an incentive stock option.

- In the event of the death or disability of a participant who holds an incentive stock option, the incentive stock option will be exercisable by: (1) the participant's authorized legal representative (if the participant is unable to exercise the incentive stock option as a result of the participant's disability) only if, and to the extent, permitted by Section 422 of the Internal Revenue

Code and Section 16 of the Exchange Act; and (2) the participant's estate, in the case of death, or authorized legal representative, in the case of disability, no later than 10 years from the date the incentive stock option was granted (or five years in the case of a 10% participant), in addition to any other restrictions or limitations that may apply.

The terms of the 2024 Plan relating to incentive stock options will be interpreted so as not to disqualify the 2024 Plan under Section 422 of the Internal Revenue Code. In addition, the 2024 Plan cannot be amended, and any discretion permitted by the 2024 Plan cannot be exercised, in a manner that would disqualify the 2024 Plan under Section 422 or, without the consent of the affected participant, to disqualify any outstanding incentive stock option under Section 422.

Stock Appreciation Rights   Stock appreciation rights may be granted alone, in addition to, or in tandem with other awards granted under the 2024 Plan or cash awards made outside of the 2024 Plan. In the case of an award of stock appreciation rights relating to an award of non-qualified stock options, the rights may be granted either at or after the time of the grant of the related non-qualified stock options. In the case of incentive stock options, the rights may be granted in tandem with incentive stock options only at the time of the grant of the options and may be exercised only when the fair market value of the stock subject to the option exceeds the option exercise price.

Stock appreciation rights issued in tandem with stock options ("tandem SARs") will terminate and will cease to be exercisable upon the termination or exercise of the related stock option, subject to any provisions that the committee specifies at grant if the stock appreciation right is granted with respect to less than the full number of common shares subject to the related stock option. Upon exercise, the participant will be entitled to receive an amount determined in the manner prescribed below and the applicable award agreement.

Stock appreciation rights granted under the 2024 Plan are subject to the following terms and conditions and any other terms and conditions established by the committee:

- Tandem SARs will be exercisable only at the times, and to the extent, that the stock options to which they relate are exercisable in accordance with the provisions of the 2024 Plan, and stock appreciation rights not granted in tandem with stock options ("freestanding SARs") will be exercisable as the committee determines.

- Upon exercising a stock appreciation right, a participant is entitled to receive an amount in cash or common shares, as determined by the committee at the time of grant, equal in value to the excess of the fair market value of one common share on the date of exercise of the stock appreciation right over: (1) in the case of tandem SARs, the option exercise price per share specified in the related stock option, which price will be fixed no later than the date of grant of the tandem SARs; or (2) in the case of freestanding SARs, the price per share specified in the related award agreement, which price will be fixed at the date of grant and will be not less than the fair market value of the common shares on the date of grant, multiplied by the number of common shares in respect of which the stock appreciation right was exercised. The committee will have the right to determine the form of payment (i.e., cash, stock, or any combination of cash and stock) and to approve any election by the participant to receive cash, in whole or in part, upon exercise of the stock appreciation right. When payment is to be made in stock, the number of common shares to be paid will be calculated on the basis of the fair market value of the common shares on the date of exercise. However, the committee nevertheless may limit the appreciation in value of any stock appreciation right at any time prior to exercise.

- Upon the exercise of a tandem SAR, the related stock option also must be exercised.
- Stock appreciation rights will be exercisable, during the participant's lifetime, only by the participant or, in the event of the participant's disability, by the participant's authorized legal representative.
- Unless otherwise determined by the committee or directed by a participant in writing to the company, the 2024 Plan allows for the automatic exercise of stock appreciation rights for in-the-money awards prior to expiration.

Termination of Employment; Forfeiture Upon Engaging in Disqualified Activity

Unless otherwise determined by the committee, if any participant's employment is terminated, all outstanding awards held by the participant, whether vested or unvested, will be terminated and forfeited automatically. The committee can provide for exceptions to this rule, including in the case of a participant's death, disability, or retirement.

If the committee determines that a participant is engaging or has engaged in any "disqualifying activity" (as defined below), then:

- to the extent that any award held by the participant has not vested or, if a vested award has not been

exercised, as applicable, as of the date of such determination by the committee, the award will terminate, and all related common shares, units, stock options, or stock appreciation rights will be forfeited, as of the date of determination; or
- to the extent that an award has vested and, if applicable, was exercised after the "disqualification date" (as defined below) but prior to the date that the committee determines that a disqualifying activity occurred, the award will be deemed to be terminated and forfeited as of the disqualification date. The participant must transfer or pay to the company, promptly upon demand, all common shares (or, if those common shares have been sold or transferred by the participant, an equivalent number of common shares or, at the company's option, the value thereof), or other proceeds received or deferred by the participant in connection with the vesting or exercise event, and the participant will not receive any consideration from the company. If the participant fails to do so, the company will also be entitled to recover interest, reasonable attorney's fees, and court costs related to its recovery efforts.

Under the 2024 Plan, "disqualification date" means the earliest date on which the participant engaged in any disqualifying activity, as determined by the committee. "Disqualifying activity" means any of the following acts or activities:

- serving as a principal, shareholder, partner, director, officer, employee or agent of, or as a consultant or advisor to, any business or entity that competes with the company to an extent deemed material by the committee, without the company's consent;
- disclosure by the participant, or any use by the participant for his or her own benefit or for the benefit of any other person or entity (other than the company), of any of our confidential information or trade secrets without our consent;
- any material violation of any of the provisions of any code of conduct applicable to the participant or of any agreement between the participant and the company;
- making any other disclosure or taking any other action which is determined by the committee to be materially detrimental to the business, prospects or reputation of the company; or
- the participant's failure, in any material respect, to perform his or her assigned responsibilities as an employee, as determined by the committee after consulting with our Chief Executive Officer or Chief Human Resources Officer.

The ownership of less than 2% of the outstanding voting securities of a publicly traded corporation that competes with the company will not constitute a disqualifying activity.

Change in Control

Unless otherwise provided in the applicable award agreement, the following provisions will govern awards if a change in control occurs. No acceleration of vesting or payment will occur with respect to any outstanding award upon a change in control if, prior to the change in control, the committee determines that outstanding awards will be honored or assumed, or new rights substituted for outstanding awards by the surviving entity (which may be the company). Any honored, assumed, or new right substituted for outstanding awards ("Alternative Awards") must comply with the following provisions:

- provide for rights, terms and conditions that are substantially identical to, and not less favorable than, the rights, terms and conditions applicable under the award being substituted for the Alternative Award, including an identical or better exercise or vesting schedule;
- have substantially equivalent economic value to the award being substituted (determined at the time of the change in control by the committee);
- have terms and conditions which provide that if the participant's employment or service is involuntarily terminated without cause (as defined in the 2024 Plan), or constructively terminated for good reason (as described below) by the participant, the awards will vest and pay out consistent with the provisions described below; and
- not subject the participant to the assessment of taxes or penalties under Section 409A of the Internal Revenue Code.

As long as the Alternative Award satisfies the requirement in the immediately preceding bullet point, the committee will have the discretion with respect to any outstanding performance-based award to provide in the Alternative Award: (1) for the same performance goals as are contained in the original award; (2) for different performance goals than are in the original award; or (3) that the performance goals in the original award agreement will be considered to be achieved and to determine at what level they will be deemed to have been achieved (for example, at target or at a multiple of target based on the level of achievement through the date of the change in control) with the award being converted into a time-based award that will vest at the end of the performance period stated in the original award agreement. The determination whether the conditions for Alternative Awards are

satisfied will be made by the committee, as constituted immediately before the change in control.

Any Alternative Award will be subject to accelerated vesting after a change in control as follows. If within 24 months following a change in control, a participant's employment is involuntarily terminated (other than for cause) or is terminated by the participant for good reason (after 30 days' notice to the surviving entity and an opportunity to cure), then upon the occurrence of the termination: (1) all outstanding options and stock appreciation rights held by the participant will become vested and exercisable immediately upon the termination; and (2) all outstanding unvested restricted stock and restricted stock unit awards will become vested immediately upon the termination. With respect to any performance-based awards held by the participant, the awards will be considered to be earned in full at the higher of target (if applicable) or a multiple of target (determined by reference to the award agreement) based on the level of achievement as of the date of the termination, if such level of achievement is determinable at the time of the termination. "Good reason" is defined in the 2024 Plan, unless provided in any award agreement, as: (1) any significant diminution in the participant's duties, position (including status, title and reporting requirements), authority, or responsibilities; (2) a decrease, as compared with the six months immediately preceding the change in control, in any of the participant's salary, rate of pay, cash bonus opportunity, allotted vacation time, the value of annual time-based and performance-based (if applicable) equity or other long-term incentive awards, or the prompt reimbursement of appropriate business expenses as set forth in the company's policies immediately prior to the change in control (or a reasonable replacement policy); (3) requiring the participant to be based at an office location other than the location at which he or she was based immediately before the change in control, if the change in office location would increase the participant's regular commute by greater than 50 miles; or (4) denying the participant the right to participate in savings, retirement and welfare benefit plans on the same basis (or a substantially similar basis) as is available to other similarly situated employees, subject to legal requirements (including under the Employee Retirement Income Security Act of 1974).

If the above requirements are not satisfied, either because the surviving entity chooses not to honor, assume, or provide equivalent replacement awards for outstanding awards, or the committee determines that any proposed replacement awards do not satisfy the requirements for Alternative Awards described above, then upon a change in control all outstanding awards will vest and, if applicable, become exercisable, immediately prior to the change in control, and the following will occur: (1) each option and stock appreciation right will be cancelled in exchange for an amount equal to the excess, if any, of the fair market value of a common share on the date of the change in control over the option exercise price for the option or the base value/strike price applicable to the stock appreciation right; and (2) each restricted stock and restricted stock unit award will be cancelled in exchange for an amount equal to the fair market value of one common share on the business day immediately preceding the change in control, in each case multiplied by the number of common shares covered by the award, with any performance-based awards deemed to have been earned in full at the higher of target or a multiple of target (determined by reference to the original award agreement) based on the level of achievement through the date of the change in control, if the level of achievement is determinable by the committee at the time of the change in control. Payment of any amounts described in this paragraph will be made in cash or, if determined by the committee (as constituted prior to the change in control), in shares of the stock of the surviving entity having an aggregate fair market value (determined by the committee in good faith) equal to such amount or in a combination of such shares of stock and cash. All amounts described in this paragraph will be payable in full, as soon as reasonably practicable, but in no event later than 10 business days, following the change in control. Notwithstanding the foregoing, no payment of any award subject to Section 409A will be accelerated upon a change in control unless such change in control qualifies as a change in the ownership of the company, a change in effective control of the company, or a change in the ownership of a substantial portion of the company's assets, as such terms are defined by Section 409A, or such accelerated payment does not otherwise cause any Award to be subject to tax and penalties under Section 409A.

For purposes of the 2024 Plan, The 2024 Plan defines "change in control" as any of the following:

- the acquisition by any individual, entity or group of beneficial ownership of 30% or more of either the then outstanding common shares of the company or the combined voting power of the then outstanding voting securities of the company entitled to vote generally in the election of directors ("outstanding company voting stock"), except that the following acquisitions will not constitute a change in control:

- any acquisition directly from the company;
- any acquisition by the company;
- any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the company or any entity controlled by the company;
- any acquisition by any entity pursuant to a transaction that qualifies as a Business Combination, as defined below, but does not constitute a change in control because of the Business Combination Exceptions defined below; or

- a change in the composition of the Board such that the individuals who, as of the date that the 2024 Plan becomes effective, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; with the following rules being applicable to individuals who become a member of the Board subsequent to the effective date of the 2024 Plan:

- any individual whose election, or nomination for election by the company's shareholders, was approved by a vote of at least a majority of those individuals who are members of the Board and who were also members of the Incumbent Board (or deemed to be such pursuant to this bullet) will be considered as though the individual were a member of the Incumbent Board; and
- any individual whose initial assumption of office occurs as a result of either an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board will not be considered as a member of the Incumbent Board; or

- the consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the company or any of its subsidiaries or a sale or other disposition of all or substantially all of the assets of the company, or the acquisition of assets or securities of another entity by the company or any of its subsidiaries (a "Business Combination"), in each case, unless, following such Business Combination (the following being referred to as the "Business Combination Exceptions"):

- all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the outstanding common shares and outstanding company voting securities immediately prior to the transaction beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock (or, for a noncorporate entity, equivalent securities) and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (or, for a noncorporate entity, equivalent securities), as the case may be, of the entity resulting from the transaction (including, without limitation, an entity that, as a result of the transaction, owns the company or all or substantially all of the company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to the transaction, of the outstanding common shares and outstanding company voting securities, as the case may be;

- no person (excluding any entity resulting from the transaction or any employee benefit plan (or related trust) of the company or the entity resulting from the transaction) beneficially owns, directly or indirectly, 30% or more of, respectively, the then outstanding shares of common stock (or, for a noncorporate entity, equivalent securities) of the entity resulting from the transaction or the combined voting power of the then outstanding voting securities of such entity except to the extent that such ownership existed prior to the transaction; and

- at least a majority of the members of the board of directors (or, for a noncorporate entity, equivalent body or committee) of the entity resulting from the transaction were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for the transaction; or

- the approval by the shareholders of the company of a complete liquidation or dissolution of the company.

Clawback and Recoupment Provisions
The company will have the right to clawback or recoup performance-based awards that have previously vested in certain circumstances. Any award that qualifies as incentive-based compensation as defined in the NYSE rules is subject to our Dodd-Frank Clawback Policy. For a description of the policy see "Compensation Discussion and Analysis – 2023 Decisions and Awards – Clawback Provisions."

Under additional clawback provisions in the 2024 Plan, if a performance-based award vesting event occurs that is based on financial or operating results that are restated within three years after the vesting, then we will have the right to recoup awards from executive officers who benefited from the vesting. In those circumstances, we will have the right to adjust and amend the terms of all outstanding stock options, and

to recover from each executive officer, and each such executive officer will refund to the company promptly on demand, either: (1) the number of common shares that vested (or that were subject to stock options that vested and were thereafter exercised); (2) the dollar equivalent of such number of common shares as of the date of such vesting, without interest; or (3) the value that was paid to or earned by the participant, as applicable, at the time of vesting or upon the exercise of rights under any such vested award, without interest. Any recovery by the company under these circumstances, at the committee's discretion, may be made by lump sum payment, installment payments, credits against unvested awards made under the 2024 Plan, credits against future bonus or other incentive payments or awards, or other appropriate mechanism. We will have this right of recoupment whether or not the executive officer in question was at fault or responsible in any way in causing the restatement.

If any individual who received an award under the 2024 Plan engages in fraud or other misconduct that results in a restatement of the financial or operating results used to determine the vesting of a performance-based award, we will have the right to recoup from that individual, and the individual will transfer or pay to the company promptly upon demand, in the company's discretion, either: (1) the number of common shares that vested (or that were subject to stock options that vested and were exercised), were distributed or were deferred (as applicable) upon or after the vesting based on the incorrect operating or financial results; (2) the dollar equivalent of the number of common shares determined as of the date of such vesting; or (3) the value that was paid to or earned by the individual, as applicable, at or after the time of vesting or upon the exercise of rights pursuant to the vested award, and, in the case of (2) and (3), interest at the rate of 8% per annum or, if lower, the highest rate permitted by law, calculated from such vesting date. We also will have the right to terminate and cancel any and all awards previously made to the individual at any time that are then unvested or, if applicable, that vested but have not been exercised, and to recover from the individual our costs and expenses incurred in connection with recovering shares or funds from them and enforcing our rights, including reasonable attorneys' fees and court costs. There is no time limit on our right to recover these amounts, except as otherwise provided by applicable law.

The recoupment rights described above are in addition to, and will not limit, any other rights or remedies that the company may have under the 2024 Plan or applicable law.

Section 409A of the Internal Revenue Code

The 2024 Plan is intended to comply with the requirements of Section 409A of the Internal Revenue Code or an exemption or exclusion from Section 409A and, with respect to awards and amounts that are subject to Section 409A, it is intended that the 2024 Plan will be administered in all respects in accordance with Section 409A. Accordingly, any action taken under the 2024 Plan, including any acceleration or conversion under the change-in-control provisions described above, will be made in compliance with Section 409A. The 2024 Plan contains a number of requirements aimed at compliance with Section 409A, including the following provisions:

- no option or stock appreciation right granted under the 2024 Plan will contain any feature for the deferral of compensation;
- each payment under any award that constitutes non-qualified deferred compensation subject to Section 409A will be treated as a "separate payment" for purposes of Section 409A;
- in no event may a participant, directly or indirectly, designate the calendar year of any payment to be made under any award that constitutes non-qualified deferred compensation subject to Section 409A;
- in the event that a participant is a "specified employee" within the meaning of Section 409A (as determined in accordance with the methodology established by the company), amounts that constitute "non-qualified deferred compensation" within the meaning of Section 409A that would otherwise be payable during the six-month period immediately following a participant's termination of employment with the company by reason of the termination will instead be paid or provided on the first business day of the seventh month following the month in which the participant's termination occurs;
- if the participant dies following any termination of employment with the company and prior to the payment of any amounts delayed on account of Section 409A, those amounts will be paid to the personal representative of the participant's estate within 30 days following the date of the participant's death; and
- interest will not accrue on any amounts during the periods of delay described above.

Amendments and Termination

The 2024 Plan may be amended or terminated at any time by our Board or the committee, except that no amendment or termination can impair the rights of a participant under an award granted prior to the amendment or termination without the participant's consent unless expressly authorized by the 2024 Plan.

Subject to the specific prohibitions described below, the Board and the committee have the authority to amend the 2024 Plan and outstanding awards to take into account changes in applicable securities and tax laws and accounting rules, as well as other developments.

The company will submit to the shareholders for approval any plan amendment that is required to be approved by shareholders by any regulatory authority or stock exchange on which the common shares are listed. Unless changes in applicable law and legal requirements otherwise permit, shareholder approval will also be required for any amendment that would:

- increase the total number of shares of stock (other than adjustments described above under "– Shares Available for Issuance") that may be:
  - issued under the 2024 Plan;
  - issued to any eligible person during any calendar year; or
  - the subject of stock options and stock appreciation rights granted to any eligible person;
- permit the granting of stock options or stock appreciation rights with an exercise price lower than fair market value at the date of grant; or
- change the eligibility requirements for the 2024 Plan.

The committee, at any time, may also amend the terms of any outstanding award, but other than adjustments described above or creating Alternative Awards in connection with a change in control, no amendment of an award agreement can impair the rights of a participant under an outstanding award without the participant's consent, or make an applicable exemption provided by Rule 16b-3 under the Exchange Act unavailable to a participant subject to Section 16 of the Exchange Act without his or her consent. In no event can an amendment to an outstanding award be made if the award is subject to the restrictions on deferred compensation under Section 409A of the Internal Revenue Code and the amendment would cause the award to be subject to adverse tax consequences to the participant under Section 409A. In addition, except for adjustments as described above:

- no stock option or stock appreciation right can be amended to decrease the option exercise or strike price/base value of the award;
- no stock option or stock appreciation right can be cancelled in exchange for either:
  - a cash payment exceeding the excess of the fair market value of the shares covered by the award over the corresponding option exercise or strike price/base value for the award; or

- the grant of a new option with a lower exercise price or a stock appreciation right with a lower strike price/base value; and
- no stock option or stock appreciation right can be subject to any action that would be treated under the rules of the NYSE (or any other exchange on which our common shares may be listed at that time) as a "repricing" of the award unless the action is approved by the company's shareholders.

Term of the 2024 Plan
No award can be granted under the 2024 Plan after January 31, 2034; however, awards granted prior to that date can extend beyond that date.

DESCRIPTION OF FEDERAL INCOME TAX CONSEQUENCES UNDER THE 2024 PLAN
The following is a summary of certain Federal income tax consequences of awards made under the 2024 Plan based on provisions of the Internal Revenue Code in effect as of the date of this Proxy Statement, which are subject to change. The summary does not cover any state, local, foreign, or other tax consequences of participation in the 2024 Plan. This summary is general in nature and does not take into account a number of considerations which may apply in light of the circumstances of any given participant under the 2024 Plan.

Restricted Stock Units
A participant will not recognize taxable income at the time of grant of a restricted stock unit and we will not be entitled to a tax deduction at that time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding) at the time of settlement of the award, equal to the fair market value of any shares delivered (determined at that time) and the amount of cash paid by us, and we will be entitled to a corresponding deduction at that time, except to the extent the deduction limits of Section 162(m) apply.

Restricted Stock
In general, a participant will not recognize taxable income at the time of grant of shares of restricted stock, and we will not be entitled to a tax deduction at that time, unless the participant makes an election under Section 83(b) of the Internal Revenue Code to be taxed at that time. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding) at the time of the grant equal to the excess of the fair market value of the common shares at that time over the amount, if any, paid for those common shares. If an election is not made, the participant will recognize compensation taxable as

ordinary income (and subject to income tax withholding) at the time the restrictions lapse in an amount equal to the excess of the fair market value of the common shares at that time over the amount, if any, paid for such common shares. We will be entitled to a corresponding deduction at the time the ordinary income is recognized by the participant, except to the extent the deduction limits of Section 162(m) apply.

In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the restrictions lapse will recognize compensation taxable as ordinary income (and subject to income tax withholding), rather than dividend income. We will be entitled to a corresponding deduction at that time, except to the extent the deduction limits of Section 162(m) apply.

Non-Qualified Stock Options
For stock options that are non-qualified stock options with an exercise price equal to or greater than the fair market value of the common shares on the date of grant, no income is recognized by the participant at the time the stock option is granted. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding) upon exercise of a non-qualified stock option equal to the excess of the fair market value of the common shares on the date of exercise over the exercise price, and we generally will be entitled to a corresponding deduction at that time, except to the extent the deduction limits of Section 162(m) apply.

Incentive Stock Options
A participant will not recognize taxable income at the time of grant of an incentive stock option. A participant will not recognize taxable income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the common shares acquired by exercise of an incentive stock option are held for the longer of two years from the date the stock option was granted and one year from the date the common shares were transferred to the participant, any gain or loss arising from a subsequent disposition of those common shares will be taxed as long-term capital gain or loss, and we will not be entitled to any deduction.

If, however, those common shares are disposed of at a gain within such two- or one-year periods, then in the year of disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of the amount realized upon such disposition and the fair market value of the common shares on the date of exercise over the exercise price, and we generally will be entitled to a corresponding deduction at that time, except to the extent the deduction limits of Section 162(m) apply. Any excess of the amount realized on the disposition date over the fair market value of the common shares on the exercise date will be treated as capital gain.

For the purposes of computing a participant's alternative minimum tax, the excess of the fair market value of the common shares at the time of exercise over the option price is an item of tax preference, unless there is a disposition of the shares acquired upon exercise in the same taxable year of exercise.

Stock Appreciation Rights
Generally, a participant will not recognize taxable income at the time of grant of a stock appreciation right, and we will not be entitled to a tax deduction at that time. Upon exercise, a participant will recognize compensation taxable as ordinary income (and subject to income tax withholding) equal to the fair market value of any common shares delivered (determined at that time) and the amount of cash paid by us, and we generally will be entitled to a corresponding deduction at that time, except to the extent the deduction limits of Section 162(m) apply.

Dividend Equivalents
In general, with respect to dividend equivalents, a participant will recognize compensation taxable as ordinary income when the dividend equivalents are paid to the participant equal to the amount being paid (which may include accrued interest), and we generally will be entitled to a corresponding deduction at that time, subject to the deduction limits under Section 162(m).

Section 409A
Section 409A of the Internal Revenue Code provides that if, at any time during a taxable year, a "non-qualified deferred compensation plan" or arrangement fails to meet the requirements of Section 409A (a "non-qualified plan"), is not operated

in accordance with those requirements or is not otherwise exempt or excluded from the requirements of Section 409A, all of an employee's compensation that was deferred under the non-qualified plan (or any other plan required to be aggregated with the non-qualified plan) for the taxable year and all preceding years will be included in the employee's gross income, but only to the extent that the compensation was not subject to a substantial risk of forfeiture and not previously included in gross income. In addition to the tax imposed on that compensation, the employee's tax for the taxable year will be increased by interest and an additional tax equal to 20% of such compensation.

The 2024 Plan is intended to comply with the requirements of Section 409A or an exemption or exclusion therefrom and, with respect to awards and amounts that are subject to Section 409A, it is intended that the 2024 Plan will be administered in all respects in accordance with Section 409A. See "– Description of the 2024 Plan – Section 409A of the Internal Revenue Code."

The foregoing general tax discussion is intended for the information of shareholders considering how to vote with respect to this proposal and not as tax guidance to participants in the 2024 Plan. Participants in the 2024 Plan should consult with their tax advisors as to the Federal, state, local, foreign, and other tax consequences of their receipt of awards under the 2024 Plan.

> **The Board of Directors recommends that you vote FOR this proposal.**

VOTE REQUIRED FOR APPROVAL
The affirmative vote of a majority of the votes cast on this proposal is required for approval of this proposal. Abstentions and unvoted shares, including broker non-votes, will not be considered by us as votes cast.

ITEM 3: ADVISORY VOTE TO APPROVE OUR EXECUTIVE COMPENSATION PROGRAM

This proposal presents shareholders with the opportunity to cast an advisory vote to approve our compensation program for our executive officers in accordance with Section 14A of the Securities Exchange Act of 1934 (Exchange Act). We currently conduct advisory shareholder votes on our executive compensation program annually. Our executive compensation philosophy and our compensation program, plans, and awards for 2023 for our named executive officers, are described above in "Compensation Discussion and Analysis" and in "Executive Compensation."

Our executive compensation program is intended to attract and retain qualified executives and motivate them to achieve both short-term and longer-term business results that management and the Compensation and Talent Committee believe will drive shareholder returns over time. While we seek to maintain a consistent compensation program from year to year (generally comprised principally of salary, performance-based and time-based equity awards, and annual cash incentives), the Compensation and Talent Committee sets the details of the applicable compensation awards for executive officers each year, including performance goals and the potential compensation levels that may be attained. The Compensation and Talent Committee also considers modifications to the program, for example in the context of external hiring. Our named executive officers' pay is heavily weighted toward performance-based compensation and equity-based awards and is intended to align our executives' interests with those of our shareholders. We believe that the amount of compensation paid to our executives is reasonable and competitive with similarly sized public companies, although generally above median compensation can be earned when aggressive performance goals are achieved under our various incentive plans. We provide limited perquisites to executives, while including competitive health and welfare benefits, deferral rights, and limited severance rights. We do not provide pensions or supplemental retirement benefits to our executives.

Our Board recognizes the fundamental interest you, our shareholders, have in our executive compensation practices. We value your input on these matters and encourage you to contact the Board through one of the methods outlined above under "Other Board of Directors Information – Communications with the Board of Directors" should you have specific points of view or concerns that you would like the Board or the Compensation and Talent Committee to consider. Although this is an advisory vote, and the result accordingly will not be binding on the Board, our Compensation and Talent Committee will consider the outcome of the vote and any related communications from shareholders when evaluating the effectiveness of our compensation program and determining future plans and awards.

Based on the foregoing, the Board is seeking shareholder approval of the following:

> **RESOLVED**, that the compensation paid to the company's named executive officers, as disclosed in the company's Proxy Statement dated March 25, 2024, pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussions, is hereby APPROVED.

The Board of Directors recommends that you vote FOR this proposal.

VOTE REQUIRED FOR APPROVAL

If a majority of the votes cast are cast "FOR" the proposal, shareholders will have approved our current executive compensation program. Abstentions and unvoted shares, including broker non-votes, will not be considered by us as votes cast.

ITEM 4: PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2024

The Audit Committee of the Board has appointed PricewaterhouseCoopers LLP (PwC) as the independent registered public accounting firm to perform an integrated audit of the consolidated financial statements of The Progressive Corporation and its subsidiaries for the year ending December 31, 2024, and the effectiveness of the company's internal control over financial reporting as of December 31, 2024. The committee is directly responsible for the appointment, compensation, retention, and oversight of the company's independent registered public accounting firm and it oversees the negotiation of the fees that are paid for these services. In the course of these responsibilities, the committee periodically considers whether it would be in the company's and shareholders' interests to change the company's independent registered public accounting firm. In addition, the committee ensures the regular rotation of the lead audit partner, and in connection with that rotation, the committee and its Chair are involved in the selection of the new lead audit partner. PwC's current lead audit partner has been in place since the 2022 audit.

In connection with the 2023 audit, the committee continued its practice of conducting an annual, formal review of PwC's performance. This process involves feedback from committee members, management, and PwC concerning various dimensions of PwC's work, including the quality of services, relevant skills, audit planning and execution, sufficiency of resources, communication and interactions, and the auditor's independence, objectivity, and professional skepticism. In evaluating PwC's independence, the committee

further considers the extent of non-audit services performed by PwC, which could adversely impact PwC's independence and objectivity. Based on these reviews, the Audit Committee believes that the continued retention of PwC to serve as the company's independent registered public accounting firm for 2024 is in the best interests of the company and its shareholders.

Pursuant to this proposal, we are asking shareholders to ratify the committee's selection of PwC. If shareholders do not ratify the appointment of PwC, the selection of the independent registered public accounting firm will be reconsidered by the Audit Committee, but the committee may decide to continue the engagement of PwC for 2024, due to difficulties in making such a transition after the year has begun. In such a case, the committee would again consider such a vote in connection with the selection of the independent registered public accounting firm for 2025. PwC has been our external auditors continuously since 1998, when its predecessor merged with Coopers & Lybrand, which had been our external auditors continuously since 1984.

> **The Board of Directors recommends that you vote FOR this proposal.**

VOTE REQUIRED FOR APPROVAL
The affirmative vote of a majority of the votes cast on this proposal is required for approval. Abstentions and unvoted shares will not be considered by us as votes cast.

OTHER INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM INFORMATION

APPROVAL OF AUDIT AND NON-AUDIT SERVICES
The Audit Committee of the Board requires that each engagement of PwC, or other appointed independent auditors, to perform any audit or permissible non-audit services must be approved by the committee or be entered into under the committee's pre-approved authority described below. The committee expects that most engagements will be approved by the committee at the time that the independent auditor is engaged for its annual audit services. Proposed services that arise thereafter may be separately reviewed and, if appropriate, approved by the committee. In addition, the committee has authorized management, between regular committee meetings, to enter into specific categories of services on a pre-approved basis,

subject to specific dollar caps. Those pre-approved categories include services relating to:
- securities offerings;
- financial statements and public disclosures for SEC and insurance regulatory filings;
- the operation or implementation of the company's systems or processes;
- acquisitions, divestitures, or other transactions;
- state and local taxes; and
- ordinary course purchases of accounting tools, education, and similar items.

All engagements entered into under this pre-approved authority must be reported to the committee at its next regular meeting. The committee has not adopted any other policies or procedures that would permit management to engage PwC or any other appointed independent auditor for non-audit services without the specific prior approval of the committee.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

Following are the aggregate fees billed by PwC for the fiscal years ended December 31:

Fees	2023	2022
Audit	$ 5,790,624	$ 5,806,505
Audit-related	1,333,614	967,732
Tax	9,505	60,118
Other	129,858	147,494
Total	$ 7,263,601	$ 6,981,849

- *Audit fees* Amounts include professional services rendered for the integrated audit of Progressive's consolidated financial statements, statutory audits, and the audit of our internal controls over financial reporting.

- *Audit-related fees* Amounts include procedures in connection with the implementation of new systems and providing assurance on our internal controls for reliance by third-parties.
- *Tax fees* Amounts include fees for tax planning, consultation, and advice.
- *Other* Amounts include PwC's attestation services, along with fees for data we purchased from them.

All of these fees were either pre-approved by the Audit Committee, or entered into under the pre-approved authority previously described.

Representatives of PwC are expected to be present at the Annual Meeting. They will have the opportunity to make a statement about Progressive's financial condition, if they desire to do so, and will be available to respond to appropriate questions.

ITEM 5: SHAREHOLDER PROPOSAL

We expect the following proposal (Item 5 on the proxy card and voting instruction card) to be presented by the National Center for Public Policy Research for consideration at the annual meeting. The shareholder proponent's address and shareholdings will be supplied promptly upon oral or written request. Following SEC rules, other than minor formatting changes, we are reprinting the proposal and supporting statement as it was submitted to us.

Report to Shareholders on Risks Created by the Company's Diversity, Equity, and Inclusion Efforts

WHEREAS:

The US Supreme Court ruled in *SFFA v. Harvard* on June 29, 2023, that discriminating on the basis of race in college admissions violates the equal protection clause of the 14th Amendment.[1]

Attorneys General of 13 States warned Fortune 100 companies on July 13, 2023, that *SFFA* implicated corporate diversity, equity, and inclusion (DEI) programs.[2]

Prior legal advice regarding the legality of racially discriminatory programs has been called into question post-*SFFA*.[3]

Recent analysis of American Fortune 100 hiring in the wake of the 2020 race riots found that whites were excluded from 94% of the hiring decisions,[4] a statistic that itself provides *prima facie* proof of illegal discrimination on the basis of race by these companies, given that whites constitute 76% of the American population.[5]

A review of Progressive's website on Nov. 21, 2023, revealed that Progressive has possibly implemented illegal racial quotas by (1) setting "an ambitious goal to double the representation of people of color in senior leadership from 10% to 20% by the end of 2025,"[6] and (2) implementing hiring practices resulting in 21 percent of Progressive employees being Black even though Blacks only make up 12 percent of the U.S. population, which may explain why Asians and "LatinX" employees are underrepresented.[7] The foregoing may partly explain why a 2022 article in *Insurance Business* ran under a headline that read in part: "Progressive slammed for 'woke' hiring practices."[8]

RESOLVED:

Shareholders ask that the board commission and publish a report on (1) whether the Company engages in any practices directly or indirectly associated with diversity, equity, and inclusion (DEI) initiatives that may create risks of discriminating illegally on bases such as race and sex, thereby potentially triggering justice-seeking responses from stakeholders of the company (including employees, suppliers, contractors, and retained professionals), and (2) the potential costs of such discrimination to the business.

SUPPORTING STATEMENT:

In just the past year, a corporation was successfully sued for a single case of discrimination against a white employee resulting in an award of more than $25 million.[9] The risk of being sued for such discrimination appears only to be rising.[10] With over 50,000 employees,[11] Progressive likely has at least 37,000 employees who are potentially the victims of this type of illegal discrimination because they are white, Asian, male, or straight.[12] Accordingly, even if only 10 percent of such employees were to file suit, and only 10 percent of those prove successful, the cost to the company could exceed $9 billion. And while racial equity audits can cost up to $4 million, this report should cost much less, as it need review only the potentially discriminatory programs, unless Progressive has established so many such programs that its liability for this discrimination must be expected to be much higher.

[1] https://www.scotusblog.com/case-files/cases/students-for-fair-admissions-inc-v-president-fellows-of-harvard-college/
[2] https://ag.ks.gov/docs/default-source/documents/corporate-racial-discrimination-multistate-letter.pdf?sfvrsn=968abc1a_2

---

[3] https://freebeacon.com/democrats/starbucks-hired-eric-holder-to-conduct-a-civil-rights-audit-the-policies-he-blessed-got-the-coffee-maker-sued/

[4] https://www.bloomberg.com/graphics/2023-black-lives-matter-equal-opportunity-corporate-diversity/ https://www.dailywire.com/news/bloomberg-flubs-data-for-bombshell-report-that-only-6-of-new-corporate-hires-are-white

[5] https://www.census.gov/quickfacts/fact/table/US/PST045222

[6] https://www.progressive.com/about/diversity-and-inclusion/

[7] Id.

[8] https://www.insurancebusinessmag.com/us/news/breaking-news/ceo-steps-in-as-progressive-slammed-for-woke-hiring-practices-406351.aspx

[9] https://www.foxbusiness.com/features/starbucks-manager-shannon-phillips-wins-25-million-lawsuit-fired-white-donte-robinson-rashon-nelson

[10] See, e.g., https://aflegal.org/america-first-legal-files-class-action-lawsuit-against-progressive-insurance-for-illegal-racial-discrimination/ ; https://aflegal.org/afl-files-federal-civil-rights-complaint-against-activision-for-illegal-racist-sexist-and-discriminatory-hiring-practices-and-sends-letter-to-activision-board-demanding-they-end-unlawful-dei-polici/ ; https://aflegal.org/america-first-legal-files-federal-civil-rights-complaint-against-kelloggs-warns-management-that-its-violating-fiduciary-duties/

[11] https://www.progressive.com/careers/

[12] https://www.census.gov/quickfacts/fact/table/US/PST045222

Our Board's Statement in Opposition

The Board has considered the proposal and believes that the proposal would not be in the best interests of the Company or its shareholders.

The Board maintains active oversight.

Progressive regularly monitors and reviews its Diversity, Equity, and Inclusion (DEI) programs and efforts to assess their effectiveness and to evaluate and address any potential risks associated with them. The Board engages regularly with management on these matters, and has done so for many years, consistent with Progressive's longstanding approach to fostering a healthy and engaging work environment. The Board oversees these programs and efforts and their related risks through the Compensation and Talent Committee.

Our DEI programs and initiatives are longstanding, inclusive, and designed to comply with law.

DEI is nothing new at Progressive. Our commitment to the underlying principles of DEI stretches back well over a decade, since long before DEI became the subject of heightened external attention. Indeed, our DEI philosophy is integral to how we do business and stems directly from our five longstanding Core Values: Integrity, Golden Rule, Objectives, Excellence, and Profit.

For us, DEI is about nurturing an inclusive culture that empowers all Progressive people to learn, grow, and reach toward their career aspirations. DEI is not a standalone initiative, but a foundation of our award-winning culture of welcoming difference and disagreement, challenging assumptions, and embracing new ideas. We believe this culture has helped us expand and grow our businesses and deliver superior performance and value creation for all of our shareholders—and additional career opportunities for all Progressive people. As such, we believe DEI as we define and implement it is not only plainly lawful, but a business imperative.

We focus our DEI efforts on attracting, developing, and retaining talented, passionate people, regardless of demographic background. We seek people who care deeply about their work and each other, and we're committed to providing our employees a work environment where they feel comfortable being themselves at work, introducing new ideas, and sharing different points of view. We also work hard to offer all Progressive employees the tools and support they need to excel in their roles, achieve their full potential, and find professional fulfillment and the motivation to build long-term careers at Progressive. Every day, our talented employees create innovative products and services, serve our customers, and work hard to help us achieve our Vision of becoming consumers', agents', and business owners' No. 1 destination for insurance and other financial needs.

We integrate DEI into our workplace in many ways, all directed at creating an environment where all our people feel welcomed, valued, and respected. For example, we offer nine different Employee Resource Groups (ERGs), each of which is open to all employees and through which we build community,

93

raise cultural awareness, and promote workplace inclusivity. Our ERGs serve not just to enhance our work environment, but to build our business by providing firsthand knowledge and information about opportunities to better serve our customers. We also host a recurring event, Inclusion Quarterly, which features a series of speakers, discussion groups, and storytelling focused on the themes of diversity, equity, and inclusion. These are just two of our many inclusive opportunities.

We believe the proposal fundamentally misunderstands the meaning and operation of DEI at Progressive.

We do not have "quotas" for our workforce. We recognize the great breadth of diversity of our employees and of the external talent market, from demographic diversity to diversity of experiences, perspectives, backgrounds, and more. We recruit broadly, seeking to leave no corner of this diverse talent pool untapped, whether we're hiring from within our workforce or from external markets. We believe that if our recruiting, retention, and development efforts are successful, and if we hire the best candidates for each of our openings, then we will naturally find diversity—in all its dimensions—in our candidate pools and, ultimately, at every level of our workforce.

We believe this proposal's supposition that "Progressive likely has at least 37,000 employees who are potentially the victims of…illegal discrimination because they are white, Asian, male, or straight" is cynical, baseless, and runs counter to our longstanding commitment to non-discrimination. Progressive's Code of Business Conduct and Ethics, which all Progressive people must follow, "prohibit[s] discrimination by or against any person on the basis of age, race, religion, color, sex, disability, national origin, ancestry, citizenship status, marital status, sexual orientation, gender identity or expression, military or veteran status or any other factor that is unrelated to Progressive's legitimate business interests." By

suggesting that Progressive's demographic makeup is driven by an "illegal racial quota" rather than the outcome of our thoughtful investments in culture and talent, the proposal supposes that hiring the best people is somehow incompatible with demographic diversity. We feel that our company's accomplishments conclusively disprove this misguided view. Simply put, Progressive's commitment to non-discrimination is foundational to our DEI philosophy, not at odds with it.

In sum, DEI at Progressive is focused on creating a meritocratic workplace where people from all walks of life can thrive and contribute to our success.

We believe the proposed report is unnecessary and would not meaningfully benefit shareholders.

We recognize the importance of transparency and provide substantial disclosure concerning our workforce and DEI at Progressive. We believe these existing disclosures, including in our Corporate Sustainability Report, in SEC filings, and on our dedicated DEI site at progressive.com/about/diversity-and-inclusion, provide meaningful information that allows shareholders to determine the effectiveness of our DEI efforts. (These additional existing disclosures are not incorporated by reference in, and do not form part of, this Proxy Statement or any other SEC filing.)

> **For the reasons described above, the Board believes the requested report is unnecessary, would be a poor use of the Company's resources, and would not be in the best interests of the Company or its shareholders. Therefore, the Board recommends that you vote AGAINST this proposal.**

VOTE REQUIRED FOR APPROVAL

The affirmative vote of a majority of the votes cast on this proposal is required for approval. Abstentions and unvoted shares, including broker non-votes, will not be considered by us as votes cast.

OTHER MATTERS

PROCEDURES FOR RECOMMENDATIONS AND NOMINATIONS OF DIRECTORS AND SHAREHOLDER PROPOSALS

To Recommend a Candidate for our Board of Directors

Pursuant to the Nominating and Governance Committee's charter, the Board has adopted procedures for Progressive's shareholders to propose director candidates and a policy of considering such candidates. Any shareholder desiring to propose a candidate for election to the Board may do so by mailing to Progressive's Secretary a written notice identifying the candidate. The written notice must also include the supporting information required by these procedures, the complete text of which can be found on our website at progressive.com/governance. The notice and supporting information should be sent to the Secretary at the following address:

> David M. Stringer, Secretary
> The Progressive Corporation
> 6300 Wilson Mills Road
> Mayfield Village, OH 44143

Upon receipt, the Secretary will forward the notice and the other information provided to the Nominating and Governance Committee.

Shareholders may recommend candidates to the committee pursuant to these procedures at any time. However, to be considered by the committee in connection with Progressive's 2025 Annual Meeting of Shareholders, the Secretary must receive the shareholder's recommendation and the information required by the procedures on our website on or before November 30, 2024.

The committee's policy is to review and evaluate each candidate for nomination properly recommended by shareholders on the same basis as all other candidates, as previously discussed in "Item 1: Election of Directors – Director Nominee Selection Process." The committee will give strong preference to candidates who are likely to be deemed independent under SEC and NYSE rules. As to candidates recommended by a shareholder, the committee may give more weight to candidates who are unaffiliated with the shareholder recommending their nomination and to candidates who are recommended by long-standing shareholders with significant share ownership (i.e., greater than 1% of our common shares owned for more than two years). Upon the expiration of a director's term on the Board, that director will be given

preference for nomination when the director indicates their willingness to continue serving and, in the committee's judgment, the director has made, and is likely to continue to make, significant contributions to the Board and Progressive.

We will not publicize any decision by the committee not to nominate a particular individual for election to the Board, unless required by applicable laws or NYSE rules. The committee will have no obligation to respond to shareholders who recommend candidates that the committee has determined not to nominate for election to the Board, but the committee may choose to do so.

To Nominate a Person for Election as a Director Under our Proxy Access Provision

Under the proxy access provision in our Code of Regulations, an Eligible Shareholder who complies with the provision may nominate one or more individuals for election to the Board of Directors at an annual shareholders' meeting and have the nomination included in the company's proxy statement for that meeting. An Eligible Shareholder is a record or beneficial owner (or group of up to 20 record and/or beneficial owners) that has owned continuously for at least three years at least 3% of our outstanding common shares. A shareholder cannot be a part of more than one group nominating individuals for any particular annual meeting. Among other technical details, the proxy access provision includes rules to determine whether a record or beneficial holder "owns" the common shares of the company for purposes of the proxy access provision and addresses the treatment of loaned shares and hedging transactions.

The number of nominees that can be nominated under the proxy access provision for any particular annual meeting cannot exceed one or 20% of the number of directors then in office (rounded down to the nearest whole number), whichever is greater, reduced by (a) the number of nominees for which the company has received nominations under a separate provision of our Code of Regulations related to shareholder nominations for director that are not intended to be included in the company's proxy statement, (b) the number of directors or nominees that will be included in the proxy statement (as an unopposed (by the company) nominee) as a result of an agreement, arrangement, or other understanding between the company and a shareholder, and (c) the number of directors then in office who were originally nominated and elected through the proxy access provision and will again be included in the company's proxy statement (except to the extent that any such director has served continuously for two terms as a nominee of the Board). If the company receives more nominations under the proxy access provision than are permitted, then the Eligible Shareholder with the largest stock ownership will be able to nominate one individual, and the Eligible Shareholder with the second largest stock ownership will be able to nominate one individual, and so on until the number of permitted nominations is reached.

The deadline for an Eligible Shareholder to submit a shareholder nomination under the proxy access provision for the 2025 Annual Meeting of Shareholders is November 25, 2024. For any nomination to be considered timely under the proxy access provision, the company must receive by the deadline the shareholder nomination and all required information and documentation described in our proxy access provision, and any supporting statement of 500 words or less that the Eligible Shareholder wishes to be included in the proxy statement. Shareholder nominations and related documentation should be sent to the Secretary at the address set forth above.

The proxy access provision has a number of additional limitations and requirements related to director nominations by Eligible Shareholders. Interested parties should review our Code of Regulations.

To Nominate a Person for Election as a Director Under our Advance Notice Provision

A shareholder who intends to nominate one or more individuals for election to the Board of Directors at an annual shareholders' meeting but does not want the nomination included in the company's proxy statement for that meeting, may nominate directors if the shareholder complies with the advance notice provision in our Code of Regulations.

To nominate a director for election under the advance notice provision for the 2025 Annual Meeting of Shareholders, written notice must be received by the Secretary between January 10, 2025, and February 9, 2025, together with all required information described in the advance notice provision in our Code of Regulations. A shareholder's notice should be sent to the Secretary at the address set forth above. In the event the date of the annual shareholders' meeting is more than 30 days before or more than 60 days after the first anniversary of the immediately preceding year's annual shareholders' meeting, notice by the shareholder to be timely must be received not later than the 90th day prior to the current year's annual meeting or, if later, the 10th day following the day on

which public disclosure of the date of the current year's annual meeting is first given to shareholders.

In addition to the requirements of our advance notice provision, shareholders who intend to solicit proxies in support of director nominees other than the company's nominees must also comply with the additional requirements of Rule 14a-19(b) under the Exchange Act (including a statement in the shareholder's notice that such shareholder intends to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of director nominees other than the company's nominees).

To Make a Shareholder Proposal

Any shareholder who intends to present a proposal at the 2025 Annual Meeting of Shareholders for inclusion in the Proxy Statement and form of proxy relating to that meeting in compliance with SEC Rule 14a-8 is advised that the proposal must be received by the Secretary at our principal executive offices at the address set forth above, on or before November 25, 2024. Shareholder proposals that are not intended to comply with Rule 14a-8 must be submitted to us between January 10, 2025, and February 9, 2025, together with the supporting information required by our Code of Regulations, to ensure that they may be presented at our Annual Meeting in 2025. If a shareholder submits such a proposal after February 9, 2025, the presiding officer at the Annual Meeting may refuse to acknowledge the proposal. However, if the presiding officer allows the consideration of a proposal submitted after February 9, 2025, the proxies designated by the Board may exercise their discretionary voting authority with respect to any such proposal, without our discussing the proposal in our proxy materials.

HOUSEHOLDING

SEC regulations permit a single set of the Annual Report and Proxy Statement to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder will continue to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces our mailing and printing costs. A number of brokerage firms have also instituted householding procedures. In accordance with a notice sent to certain beneficial shareholders who share a single address, only one copy of this Proxy Statement and the attached Annual Report will be sent to that address, unless any shareholder residing at that address gives contrary instructions.

We will deliver promptly, upon written or oral request, a separate copy of this Proxy Statement and the attached Annual Report to a shareholder at a shared address to which a single copy of the documents was delivered.

A shareholder who wishes to receive a separate copy of the Proxy Statement and Annual Report, now or in the future, can make that request by:
• calling toll-free: 1-866-540-7095;
• writing to: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, OH 44143; or
• emailing: investor_relations@progressive.com.

Shareholders sharing an address who are receiving multiple copies of these materials can request to receive a single copy of such materials in the future by contacting us at the phone number or addresses provided above.

CHARITABLE CONTRIBUTIONS
Within the preceding three years, Progressive has not made a contribution to any charitable organization in which any of our directors serves as a director, trustee, or executive officer.

The Progressive Insurance Foundation, which is a charitable foundation that receives contributions from Progressive, contributes to certain qualified tax-exempt organizations identified by our ERGs and others that are recommended by our employees through the Name Your Cause program. In honoring an employee's recommendation, the Foundation may have contributed to charitable organizations in which one or more of our directors, nominees, or executives may be affiliated as an executive officer, director, or trustee. See "Proxy Statement Summary – Human Capital Management – Diversity, Equity, and Inclusion" for more information.

SOLICITATION
Progressive is paying the cost of this solicitation, including the reasonable expenses of brokerage firms and other record holders for forwarding these proxy materials to beneficial owners. In addition to solicitation by mail, proxies may be solicited by telephone, facsimile, other electronic means, or in person. We have engaged the firm of Morrow Sodali LLC, 333 Ludlow Street, 5th Floor, South Tower, Stamford, CT 06902 to assist us in the solicitation of proxies at an estimated fee of $16,500 plus expenses. Proxies may also be solicited by our directors, officers, and employees without additional compensation.

PROXY VOTING MATTERS
If any other matters properly come before the meeting, the persons named in the proxy, or their substitutes, will vote thereon in accordance with their judgment. The Board does not know at this time of any other matters that will be presented for action at the meeting.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Why did I receive these materials?
You received these materials because you were a shareholder of The Progressive Corporation on March 15, 2024, the record date. We hold a meeting of our shareholders annually. This year, the Annual Meeting will be held entirely online via live audio-only webcast to allow for greater participation by all of our shareholders, regardless of their geographic location. At the meeting, shareholders will be asked to vote on the matters listed in the Notice of Annual Meeting of Shareholders. Since it is not practical or convenient for all shareholders to attend the virtual Annual Meeting, our Board of Directors is seeking your proxy to vote on these matters.

What is a proxy?
A proxy is the legal authority that you give to another person to vote the shares you own at our Annual Meeting. The person you designate to vote your shares also is referred to as your proxy. If you designate someone as your proxy in a written document, that document sometimes is referred to as a proxy or proxy card. When you submit a proxy card or you submit your vote online or by calling a toll-free number, the person named as your proxy is required to vote your shares at the Annual Meeting in the manner you have instructed. Voting by proxy ensures that your vote is counted without having to attend the Annual Meeting.

Who is soliciting my proxy?
This solicitation of proxies is made by and on behalf of our Board of Directors. The Board has approved the matters to be acted upon at the Annual Meeting.

What is a proxy statement?
This document (excluding the 2023 Annual Report to Shareholders, which is attached as an appendix) is our Proxy Statement. A proxy statement is a document that SEC regulations require us to give shareholders when we are soliciting shareholders' proxies to vote their shares. This Proxy Statement and the Annual Report contain important information about The Progressive Corporation and its subsidiaries and

affiliates, and about the matters that will be voted on at the Annual Meeting. Please read these materials carefully so that you have the information you need to make informed decisions.

How do I access the live audio-only webcast option for the Annual Meeting?

Any shareholder can listen and participate in the Annual Meeting via live audio-only webcast at virtualshareholdermeeting.com/PGR2024. The audio-only webcast will start at 10:00 a.m., eastern time. You will need your 16-digit control number that is shown on your proxy card or voting instruction form to vote and submit questions before or while attending the meeting online. If your voting instruction form does not include a 16-digit control number, you must contact your brokerage firm, bank, or other financial institution ("broker") for instructions to access the meeting. If you do not have your 16-digit control number, you will still be able to attend the Annual Meeting as a "guest" and listen to the proceedings, but you will not be able to vote, ask questions, or otherwise participate. A replay of the audio-only webcast of our Annual Meeting will be made available on our website for approximately one year.

The virtual meeting will be fully supported across browsers (Firefox, Chrome, Microsoft Edge, and Safari) and devices (desktops, laptops, tablets, and other mobile devices) running the most updated version of applicable software and plugins. We strongly recommend that you ensure you have a strong Wi-Fi or cell phone connection.

Shareholders are encouraged to log into the webcast 15 minutes prior to the start of the meeting to provide time to register, test their internet or cell phone connectivity, and download the required software, if needed.

What if I have technical or other IT problems logging into or participating in the Annual Meeting audio-only webcast?

A toll-free technical support "help line" will be available on the morning of the Annual Meeting for any shareholder who is having challenges logging into or participating in the meeting. If you encounter technical difficulties, please call the technical support line number that will be posted on the virtual Annual Meeting login page at virtualshareholdermeeting.com/PGR2024. Technical support will be available 15 minutes before the start of the Annual Meeting and until the end of the meeting. The technical support will not be able to provide you with your 16-digit control number, however, so ensure that you have that number available prior to accessing the Annual Meeting.

Can I ask questions before or during the Annual Meeting?

Shareholders as of the record date may submit questions in advance of the Annual Meeting at proxyvote.com and shortly before or during the Annual Meeting through the virtual meeting platform at virtualshareholdermeeting.com/PGR2024. In order to submit questions online before the meeting or while attending the virtual meeting, you will need your 16-digit control number that is shown on your proxy card or voting instruction form. If you enter the meeting as a guest, you will not be able to submit questions.

Please refer to the Rules of Conduct and Procedures for the Annual Meeting that will be posted on the meeting website and our Investor Relations website at investors.progressive.com for more information.

Who is entitled to vote at the Annual Meeting?

Holders of our common shares at the close of business on March 15, 2024, the record date, are entitled to receive the Notice of Annual Meeting and Proxy Statement and to vote their shares at the Annual Meeting. Each share is entitled to one vote for each director nominee and on each other matter properly brought before the meeting.

What is the difference between a "shareholder of record" and a shareholder who holds shares in "street-name?"

If you hold Progressive common shares directly, either in stock certificate form or book-entry form, in your name with our transfer agent, Equiniti Trust Company, LLC, you are a "shareholder of record" (also known as a registered shareholder). The Notice of Annual Meeting, Proxy Statement, Annual Report to Shareholders, and proxy card have been sent directly to you by us or our representative.

If you own your shares indirectly through a broker, your shares are said to be held in "street-name." Technically, your broker votes those shares. In this case, these materials and a voting instruction form have been forwarded to you by your broker or their designated representative. Through this process, your broker collects voting instructions from all of its customers who hold Progressive common shares and then submits votes to us in accordance with those instructions.

Under NYSE rules, we expect that your broker will NOT be able to vote your shares with respect to the election of directors, and Items 2, 3, and 5, UNLESS you provide voting instructions to your broker (see the question "What are broker discretionary voting and broker non-votes?" below for more information). We strongly encourage you to exercise your right to vote.

How can I vote?

Internet or Telephone   All shareholders of record can vote online or by touch-tone telephone prior to 11:59 p.m., eastern time, on Thursday, May 9, 2024, from the U.S. and Canada, following the directions on the proxy card. Online and telephone voting for street-name holders is typically made available by brokers. If applicable to you, voting instructions will be included in the materials you receive from them.

> **If you vote online or by telephone, you do not have to return your proxy card or voting instruction form.**

Mail   All shareholders of record can vote using the enclosed proxy card. Please be sure to complete, sign, and date the proxy card and return it in the enclosed, prepaid envelope. If you are a street-name holder, you will receive from your broker information on how to submit your voting instructions.

At the Virtual Meeting   All shareholders of record may vote online at the Annual Meeting. Street-name holders may vote online at the Annual Meeting if they obtain a 16-digit control number from their broker (typically on their voting instruction form). If you hold your shares in street-name and want to participate in the virtual Annual Meeting but did not receive a 16-digit control number, you must contact your broker for instructions to access the meeting. Participants in the 401(k) plan are not eligible to vote online at the virtual Annual Meeting.

401(k) Plan Participants   If you hold shares through Progressive's 401(k) plan, you will receive separate information on how to instruct the plan trustee to vote the shares held on your behalf under the plan. If your voting instructions are received before the trustee's deadline, your 401(k) plan shares will be voted

according to the instructions that you provide. If you do not specify your voting instructions in the manner required, your shares will not be voted. To allow the trustee sufficient time to process instructions, you must submit your voting instructions by 11:59 p.m., eastern time, on Tuesday, May 7, 2024.

If I submit a proxy, may I later change or revoke it?

Yes. If you are a shareholder of record, you may revoke your proxy at any time before votes are cast at the Annual Meeting by:
- providing written notice to the Secretary of the company;
- timely delivering a valid, later-dated, and signed proxy card or a later-dated vote via the Internet or by telephone prior to 11:59 p.m., eastern time, on Thursday, May 9, 2024; or
- voting at the Annual Meeting.

If you are a street-name holder of shares, you may submit new voting instructions by contacting your broker. You may also attend the audio-only webcast for the Annual Meeting and vote at the Annual Meeting, if you obtain a 16-digit control number as described in the answer to the previous question.

If you hold shares through our 401(k) plan, you can change your voting instructions at any time prior to 11:59 p.m., eastern time, on Tuesday, May 7, 2024; voting of 401(k) plan shares at the Annual Meeting is not permitted.

Only your last vote will be counted. All shares that have been properly voted and not revoked will be voted at the Annual Meeting as instructed.

Who counts the votes?

Votes will be tabulated by, or under the direction of, the Inspector(s) of Election, who may be our regular employee(s). The Inspector(s) of Election will certify the results of the voting.

What are my voting options and what vote is needed to pass the proposals included in this Proxy Statement?

You have the right to vote FOR or AGAINST each director nominee and each other proposal, or to ABSTAIN from voting. Assuming that at least a majority of our common shares outstanding are present at the meeting either virtually or by proxy (called a quorum), the following table summarizes the vote required for approval regarding the director elections and each other proposal, as well as the Board's voting recommendation.

Item Number	Proposal	Board Recommendation	Affirmative Vote Required for Approval[1]	Broker Discretionary Voting Allowed?[2]
1	Elect as directors the 12 nominees identified in this Proxy Statement, each to serve for a term of one year	FOR each nominee	Majority of votes cast	No
2	Approve The Progressive Corporation 2024 Equity Incentive Plan	FOR	Majority of votes cast	No
3	Cast an advisory vote to approve our executive compensation program	FOR	Majority of votes cast	No
4	Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2024	FOR	Majority of votes cast	Yes
5	Act on a shareholder proposal, if properly presented	AGAINST	Majority of votes cast	No

[1] Abstentions and unvoted shares (including broker non-votes) will not be considered by us as votes cast.

[2] See the question below entitled "What are broker discretionary voting and broker non-votes?" for additional explanation.

What are broker discretionary voting and broker non-votes?

For shares held in street-name, when a broker does not receive voting instructions from its customers, the question arises whether the broker is able to vote those shares. For us, the answer to that question depends on whether the NYSE classifies the matter being voted on as "routine" or "non-routine."

For routine matters, the NYSE gives brokers the discretion to vote, even if they have not received voting instructions from their customers (sometimes referred to as the beneficial owners). Each broker has its own policies that control whether or not it casts votes for routine matters. In this Proxy Statement, only the ratification of our independent registered public accounting firm (Item 4) is expected to be considered routine by the NYSE.

For non-routine matters, the NYSE prohibits brokers from casting votes on behalf of the beneficial owners if the broker has not received voting instructions. When the broker is unable to vote under these rules, it reports the number of unvoted shares to us as "broker non-votes." In this Proxy Statement, each item other

than Item 4, the ratification of our independent registered public accounting firm, is expected to be considered non-routine by the NYSE. As a result, on each of those items, if you hold your shares in street-name, your shares will NOT be voted unless you give instructions to your broker.

The NYSE will make final determinations about our proposals and will inform the brokers whether each proposal is considered routine or non-routine. To ensure that your shares are voted, we strongly encourage you to provide your broker with your voting instructions.

Can I access the proxy materials on the Internet?

Yes. The proxy materials and our Annual Report to Shareholders are available on a dedicated website at progressiveproxy.com. In addition, our Annual Report on Form 10-K is available at the Investor Relations section of our website at progressive.com/sec.

If you hold your shares in street-name, your broker may also provide you copies of these documents electronically. Please check the information provided in the proxy materials delivered to you by your broker regarding the availability of this service.

AVAILABLE INFORMATION

Progressive's Corporate Governance Guidelines, Board of Director Committee Charters, Code of Business Conduct and Ethics, and CEO/Senior Financial Officer Code of Ethics are available at progressive.com/governance. You can also request printed copies of these documents by writing to The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, OH 44143 or emailing investor_relations@progressive.com.

We will furnish, without charge, to each person to whom a Proxy Statement is delivered a copy of our Annual Report on Form 10-K for 2023 (other than certain exhibits). You can make that request by writing or calling us. Written requests for these documents should be sent to The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, OH 44143 or emailed to investor_relations@progressive.com. Or you can call us at 440-395-2222 to request these documents.

By Order of the Board of Directors,

David M. Stringer, *Secretary*

March 25, 2024

[THIS PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT A

THE PROGRESSIVE CORPORATION

2024 EQUITY INCENTIVE PLAN

SECTION 1.   Establishment; Definitions.

(a)   The Progressive Corporation, an Ohio corporation (the "Company"), hereby establishes an incentive compensation plan for key employees, to be known as "The Progressive Corporation 2024 Equity Incentive Plan," as set forth in this document. The Plan permits the grant of Restricted Stock Units, Restricted Stock, Stock Options, Stock Appreciation Rights and Dividend Equivalents to key employees of the Company and its Subsidiaries and Affiliates. The purpose of the Plan is to enable the Company to attract, retain, motivate and reward key employees of the Company and its Subsidiaries and Affiliates and strengthen the mutuality of interests between such key employees and the Company's shareholders by offering such key employees equity or equity-based incentives.

(b)   For purposes of the Plan, the following terms shall have the meanings set forth below:

"Affiliate" means any entity (other than the Company and its Subsidiaries) that the Company, directly or indirectly, controls, is controlled by or is under common control with, determined by the possession of the power to direct or cause the direction of management or policies of such entity (through ownership of securities, by contract or otherwise).

"Award" means any award of Restricted Stock Units, Restricted Stock, Stock Options, Stock Appreciation Rights or Dividend Equivalents under the Plan.

"Award Agreement" means a written or electronic agreement or grant certificate setting forth the terms and conditions applicable to an Award granted to a Participant under the Plan.

"Award Installment" means, (i) if an Award consists of multiple installments, each with a separate Vesting Date, Expiration Date and/or other unique term or condition, any one of such installments, or (ii) if the Award consists of a single installment, then the entire Award.

"Automatic Exercise Date" means, with respect to an Option or a Stock Appreciation Right, the last business day of the applicable Option Term or Stock Appreciation Right term that was established by the Committee for such Option or Stock Appreciation Right (e.g., the last business day prior to the 10th anniversary of the date of grant of such Option or Stock Appreciation Right if the Option or Stock Appreciation Right initially had a 10-year Option Term or Stock Appreciation Right term, as applicable); provided that with respect to an Option or Stock Appreciation Right that has been amended pursuant to this Plan so as to alter the applicable Option Term or Stock Appreciation Right term, "Automatic Exercise Date" shall mean the last business day of the applicable Option Term or Stock Appreciation Right term that was established by the Committee for such Option or Stock Appreciation Right as amended.

"Board" means the Board of Directors of the Company.

"Cause" means, unless otherwise determined by the Committee and stated in the Award Agreement for any Award: a felony conviction of a Participant or the failure of a Participant to contest prosecution for a felony; a Participant's willful misconduct or dishonesty, any of which, in the judgment of the Committee, is harmful to the business or reputation of the Company or any Subsidiary or Affiliate; or any material violation of any of the provisions of a Code of Conduct, or of any confidentiality agreement, non-solicitation agreement, or other agreement between the Participant and the Company or any Subsidiary or Affiliate.

"Change in Control" means the happening of any of the following events:

(i)   An acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a *"Person"*) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 30% or more of either (1) the then outstanding shares of common stock of the Company (the *"Outstanding Company Common Stock"*) or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the *"Outstanding Company Voting*

Securities"); *provided*, *however*, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (w) any acquisition directly from the Company, (x) any acquisition by the Company, (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company, or (z) any acquisition by any entity pursuant to a transaction which complies with clauses (1), (2) and (3) of subsection (iii) of this definition; or

      (ii)   A change in the composition of the Board such that the individuals who, as of the Plan Effective Date, constitute the Board (the "*Incumbent Board*") cease for any reason to constitute at least a majority of the Board; *provided*, *however*, that, for purposes of this definition, any individual who becomes a member of the Board subsequent to the Plan Effective Date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of those individuals who are members of the Board and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered as though such individual were a member of the Incumbent Board; *provided further*, that any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board shall not be considered as a member of the Incumbent Board; or

      (iii)   The consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the Company or any of its subsidiaries or sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or securities of another entity by the Company or any of its subsidiaries (a "*Business Combination*"), in each case, unless, following such Business Combination, (1) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock (or, for a noncorporate entity, equivalent securities) and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (or, for a noncorporate entity, equivalent securities), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (2) no Person (excluding any entity resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination) beneficially owns, directly or indirectly, 30% or more of, respectively, the then outstanding shares of common stock (or, for a noncorporate entity, equivalent securities) of the entity resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such entity except to the extent that such ownership existed prior to the Business Combination, and (3) at least a majority of the members of the board of directors (or, for a noncorporate entity, equivalent body or committee) of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

      (iv)   The approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

      "*Change in Control Price*" means the Fair Market Value of the Stock on the New York Stock Exchange Composite Index on the last full trading day immediately preceding the occurrence of the Change in Control.

      "*Code*" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, and all regulations promulgated thereunder.

      "*Code of Conduct*" means the Company's Code of Business Conduct and Ethics, Chief Executive Officer/ Senior Financial Officer Code of Ethics, or any other Company code or standards of conduct applicable to the Participant from time to time.

      "*Committee*" means the Compensation and Talent Committee of the Board or a subcommittee of that committee.

"*Company*" means The Progressive Corporation, an Ohio corporation, or any successor corporation (which, following a Change in Control where the Company becomes a wholly-owned Affiliate of another Person, shall mean the ultimate parent entity of such Person (if such Person is not the ultimate parent entity) (the "*New Company*")).

"*Disability*" means, unless otherwise provided in an Award Agreement, permanent and total disability as determined under the Company's long-term disability plan applicable to the Participant.

"*Disqualification Date*" means the earliest date as of which the Participant engaged in any Disqualifying Activity, as determined by the Committee.

"*Disqualifying Activity*" means any of the following acts or activities:

(i)   directly or indirectly serving as a principal, shareholder, partner, director, officer, employee or agent of, or as a consultant or advisor or in any other capacity to, any business or entity which competes with the Company or its Subsidiaries or Affiliates in any business or activity then conducted by the Company or any of its Subsidiaries or Affiliates to any extent deemed material by the Committee, without the Company's prior written consent; or

(ii)   any disclosure by the Participant, or any use by the Participant for his or her own benefit or for the benefit of any other person or entity (other than the Company or its Subsidiaries or Affiliates), of any confidential information or trade secret of the Company or any of its Subsidiaries or Affiliates without the prior written consent of the Company; or

(iii)   any material violation of any of the provisions of any Code of Conduct or any agreement between the Participant and the Company, as determined by the Committee; or

(iv)   making any other disclosure or taking any other action which is determined by the Committee to be materially detrimental to the business, prospects or reputation of the Company or any of its Subsidiaries or Affiliates; or

(v)   the Participant's failure, in any material respect, to perform his or her assigned responsibilities as an employee of the Company or any of its Subsidiaries or Affiliates, as determined by the Committee after consulting with the Chief Executive Officer or the Chief Human Resources Officer.

The ownership of less than 2% of the outstanding voting securities of a publicly traded corporation which competes with the Company or any of its Subsidiaries or Affiliates shall not constitute a Disqualifying Activity.

"*Dividend Equivalent*" means an amount equal to a cash dividend paid or the fair market value of property distributed by the Company in respect of one share of Stock.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

"*Expiration Date*" means the date upon which an Award, or any portion thereof, is scheduled to expire or terminate if not exercised or vested prior thereto, as determined by the Committee and set forth in the related Award Agreement.

"*Fair Market Value*" means, as of any given date, the average of the high and low quoted selling price of the Stock on such date on the New York Stock Exchange or, if no such sale of the Stock occurs on the New York Stock Exchange on such date, then such mean price on the next succeeding day on which the Stock was traded on the New York Stock Exchange. If the Stock is no longer traded on the New York Stock Exchange, then the Fair Market Value of the Stock shall be determined by the Committee in good faith.

"*Good Reason*" means, unless otherwise provided in any Award Agreement, on or after the date of a Change in Control, and subject to the notice and cure provisions contained in Section 11 below:

(i)   any significant diminution in the Participant's duties, position (including status, title and reporting requirements), authority, or responsibilities;

(ii)   a decrease, as compared with the 6 months immediately preceding the Change in Control, in any of the Participant's salary, rate of pay, cash bonus opportunity, allotted vacation time, the value of annual time-based and performance-based (if applicable) equity or other long-term incentive awards, or the prompt reimbursement of appropriate business expenses as set forth in the Company's policies immediately prior to the Change in Control (or a reasonable replacement policy);

(iii)   requiring the Participant to be based at an office location other than the location at which he or she was based immediately prior to the Change in Control if the change in office location would increase the Participant's regular commute (using the most direct, commonly traveled route) by greater than 50 miles; or

(iv)   denying the Participant the right to participate in savings, retirement and welfare benefit plans on the same basis (or a substantially similar basis) as is available to other similarly situated employees, subject to legal requirements (including under the Employee Retirement Income Security Act of 1974).

"Incentive Stock Option" means any Stock Option intended to be and designated as an "Incentive Stock Option", which satisfies the requirements of Section 422 of the Code or any successor section thereto.

"Independent Director" means a director who satisfies the standards for an independent director as set forth in Section 303A.02 of the NYSE Listed Company Manual or any successor rule thereto.

"Non-Employee Director" shall have the meaning set forth in Rule 16b-3(b)(3)(i) promulgated by the Securities and Exchange Commission under the Exchange Act, or any successor definition adopted by the Commission.

"Non-Qualified Stock Option" means any Stock Option that is not an Incentive Stock Option.

"Option Exercise Price" means the price at which a share of Stock may be purchased by a Participant pursuant to the exercise of an Option, as determined by the Committee and set forth in the related Award Agreement.

"Option Installment" means an Award Installment of Stock Options.

"Option Term" means the period commencing on the grant date of a Stock Option and terminating on the Expiration Date of such Option.

"Participant" means any individual who received and holds an outstanding Award granted under the Plan.

"Performance-Based Award" means any Award that by the terms of the related Award Agreement is subject to vesting, in whole or in part, upon the Committee's certification of the achievement of Performance Goals established by or under the direction of the Committee and set forth in the related Award Agreement.

"Performance Goals" means the one or more goals established by the Committee based upon business criteria or other performance measures determined by the Committee in its discretion. In determining if Performance Goals have been achieved, the Committee may exclude from any one or more applicable periods the impact of extraordinary, unusual and/or non-recurring items, including, without limitation, (v) any act of God or nature that adversely affects the Company's business operations for a significant period of time, (w) any profit, loss or expense attributable to acquisitions or dispositions of stock, assets or any other portion of a business, (x) operating or financial results attributable to the operations of an entity or business acquired or disposed of by the Company, (y) gains or losses due to litigation or settlements, (z) all other items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence, and (aa) such other items as the Committee deems appropriate in its discretion. Unless expressly determined by the Committee at the time the Performance Goals for an Award are established and stated in the related Award Agreement, the satisfaction of any Performance Goals shall be determined by eliminating the impact of any change in accounting rules which becomes effective following the time such Performance Goal is established.

"Plan" means The Progressive Corporation 2024 Equity Incentive Plan, as amended from time to time.

"*Prior Plan*" means the Company's 2015 Equity Incentive Plan, as amended from time to time.

"*Qualified Retirement*" means, unless otherwise determined by the Committee in any Award Agreement, any termination of a Participant's employment with the Company or its Subsidiaries or Affiliates for any reason (excluding death, and an involuntary termination for Cause) that (a) qualifies as a "separation from service" within the meaning of Section 409A, and (b) occurs on or after the first day of the calendar month in which either of the following conditions are scheduled to be satisfied:

(i) the Participant is 55 years of age or older and has completed at least 15 years of service as an employee of the Company or one or more of its Subsidiaries or Affiliates; or

(ii) the Participant is 60 years of age or older and has completed at least 10 years of service as an employee of the Company or one or more of its Subsidiaries or Affiliates.

"*Qualified Retirement Date*" means the date as of which a Participant's employment with the Company or its Subsidiaries or Affiliates terminates pursuant to a Qualified Retirement.

"*Qualified Retirement Eligibility Date*" means the first day of the calendar month in which the Participant is scheduled to satisfy the age and years-of-service requirements for a Qualified Retirement.

"*Restricted Stock*" means shares of Stock granted pursuant to Section 7.

"*Restricted Stock Unit*" or "*Unit*" means the contractual right awarded pursuant to Section 6.

"*Restriction Period*" means the period commencing on the date of the Award and expiring on the date on which all restrictions thereon (including any delay in delivery of Stock imposed for purposes of Section 409A) have lapsed and all conditions to vesting of such Award have been satisfied.

"*Section 16*" means Section 16 of the Exchange Act (or any successor provision) and the regulations promulgated thereunder.

"*Section 16 Participant*" means an Eligible Person or Participant under the Plan who is then subject to Section 16.

"*Section 409A*" means Section 409A of the Code (or any successor provision) and the regulations and other guidance promulgated thereunder.

"*Significant Subsidiary*" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations (other than the last corporation in the unbroken chain) owns stock possessing 80% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

"*Stock*" means the Common Shares, $1.00 par value per share, of the Company.

"*Stock Appreciation Right*" means rights granted pursuant to Section 9.

"*Stock Option*" or "*Option*" means any option to purchase shares of Stock granted pursuant to Section 8.

"*Subsidiary*" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations (other than the last corporation in the unbroken chain) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

"*Taxes*" means, collectively, any federal, state, local or foreign withholding taxes due.

"*Time-Based Award*" means any Award that by the terms of the related Award Agreement is subject to vesting if the Participant remains employed by the Company or one of its Subsidiaries or Affiliates for a specified time period determined by or under the direction of the Committee and specified in the related Award Agreement, or earlier if the Committee so determines at the time of grant, including under circumstances in which the Participant's Qualified Retirement Eligibility Date precedes the grant date or occurs during the Restriction Period, provided all other conditions to vesting have been met.

"*Vesting Date*" means the date on which the conditions to vesting of an Award Installment are satisfied and such Award Installment vests.

SECTION 2.   Administration.

(a)   The Plan shall be administered by the Committee. The Committee shall consist of not less than two directors of the Company, all of whom shall be Non-Employee Directors and Independent Directors; provided, however, that, if at any time not all members are Non-Employee Directors and Independent Directors, all actions taken by the Committee shall nonetheless be valid for all purposes other than Section 16 of the Exchange Act, if applicable. Because the provisions of this Plan are intended to ensure that no transaction under this Plan is subject to (and all such transactions will be exempt from) the short-swing recovery rules of Section 16(b) of the Exchange Act, a subcommittee of the Board or the Committee shall be established subject to such limitations as the Board deems appropriate to permit transactions pursuant to this Plan to be exempt (pursuant to Rule 16b-3 promulgated under the Exchange Act) from Section 16(b) of the Exchange Act. Committee members shall be appointed by the Board and shall serve on the Committee at the pleasure of the Board. The functions of the Committee specified in the Plan shall be exercised by the Board if and to the extent that no Committee exists which has the authority to so administer the Plan.

(b)   The Committee shall have full power to interpret and administer the Plan and full authority to select the Eligible Persons to whom Awards will be granted and to determine the type and amount of Awards to be granted to each Eligible Person, the consideration, if any, to be paid for such Awards, the timing of such Awards, the terms and conditions of Awards granted under the Plan and the terms and conditions of the related Award Agreements which will be entered into with Eligible Persons. As to the selection of and grant of Awards to Eligible Persons who are not Section 16 Participants, the Committee shall have the power to delegate its authority and responsibilities to members of the Company's management consistent with applicable law.

(c)   The Committee shall have the authority, from time to time, to: adopt, alter, change and repeal such rules, regulations, guidelines and practices governing the Plan as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award issued under the Plan (and any Award Agreement relating thereto); and to direct employees of the Company or other advisors to prepare such materials or perform such analyses as the Committee deems necessary or appropriate; and otherwise to supervise the administration of the Plan. The Committee may consult with the Company's management and retain consultants and advisors.

(d)   Any interpretation and administration of the Plan by the Committee, and all actions (including discretionary actions) and determinations of the Committee, shall be final, binding and conclusive on the Company, its shareholders, Subsidiaries, Affiliates, all Participants in the Plan, their respective legal representatives, successors and assigns and all persons claiming under or through any of them; provided, however, notwithstanding the foregoing or the terms of any Award Agreement, following a Change in Control, any determination as to whether "Cause," "Good Reason" or a "Disqualifying Activity" (or any terms of similar meaning applicable to an Award) exists shall be subject to de novo review by a court, arbitrator or other dispute resolution body, as applicable, in the event of a dispute.

(e)   No member of the Board or of the Committee shall incur any liability for any action taken or omitted, or any determination made, in good faith in connection with the Plan.

SECTION 3.   Stock Subject to the Plan.

(a)   *Aggregate Stock Subject to the Plan.* Subject to adjustment as provided in Section 3(c) below, the total number of shares of Stock reserved and available for issuance pursuant to Awards under the Plan is (i) six million (6,000,000), plus (ii) the number of shares remaining available for the granting of awards under the Prior Plan as of the Plan Effective Date minus 300,000 shares of Stock or such greater number of shares as the Committee may determine prior to such date (which will remain in the Prior Plan to satisfy dividend equivalent rights on awards outstanding under the Prior Plan on such date and related to dividends and distributions to be paid after such date), plus (iii) any shares of Stock that relate to awards granted under the Prior Plan that are outstanding as of as of the Plan Effective Date and that subsequent to that date are cancelled, expired, forfeited or otherwise not issued (to the extent of such cancellation, expiration, forfeiture or lack of issuance). Any Stock issued hereunder may consist, in whole or in part, of authorized and unissued shares or treasury shares.

The actual or deemed reinvestment of dividends, other distributions or Dividend Equivalents in additional Stock, Restricted Stock or Restricted Stock Units, as applicable, shall only be permissible if, at the time of such actual or deemed reinvestment, sufficient shares of Stock are available under this Section 3 for such reinvestment (taking into account the then outstanding and previously granted Awards, subject to Sections 3(b) and (c) below, including shares of Stock reserved in accordance with Section 5(b)(v)). If an Award provides for the reinvestment of Dividend Equivalents but Dividend Equivalents cannot be reinvested in additional Stock, Restricted Stock or Restricted Stock Units, as applicable, due to the operation of this Section 3(a), then the Committee may determine alternative mechanism(s) to credit the value of those Dividend Equivalents to the Participant or may discontinue the crediting of such Dividend Equivalents on a prospective basis only.

(b)   *Forfeiture or Termination of Awards or Stock.* If all or any portion of an Award granted hereunder is forfeited or otherwise terminates or expires without the delivery of Stock, then the Stock that is subject to or reserved for the portion of the Award that is forfeited, terminated or expired shall again be available for issuance in connection with future Awards under the Plan as set forth in Section 3(a), except to the extent the Participant who had been awarded such forfeited, expired or terminated Award (or portion thereof) has theretofore received a benefit of ownership with respect to the Stock covered by such Award (or portion thereof). For purposes hereof, (i) a Participant shall not be deemed to have received a benefit of ownership with respect to an Award by the exercise of voting rights or the accumulation of dividends, other distributions or Dividend Equivalents which are not realized due to the expiration, forfeiture or termination of the related Award without delivery of such Stock to the Participant, and (ii) a Participant shall be deemed to have received a benefit of ownership with respect to any shares of Stock withheld to pay an Option Exercise Price or strike price/base value or to satisfy applicable Taxes in connection with an exercise or vesting of all or any portion of an Award. The number of shares of Stock available for grant under the Plan shall not be reduced by shares subject to Awards granted upon the assumption of or in substitution for awards granted by a business or entity that is merged into or acquired by (or whose assets are acquired by) the Company.

(c)   *Adjustment.* In the event of any merger, reorganization, consolidation, recapitalization (including, without limitation, extraordinary cash dividends), share dividend, share split, reverse share split, spin-off, stock rights offering, liquidation, acquisition of property or shares, combination of shares or other similar event affecting the Company, the Committee shall make such substitution(s) or adjustment(s) as it deems appropriate and equitable to prevent dilution or enlargement of rights of Participants under the Plan to: (i) the aggregate number and kind of shares of Stock or other security(ies) reserved for issuance under the Plan (including any shares of Stock currently authorized by the Prior Plan and that increase the authorized shares under the Plan pursuant to Section 3(a)); (ii) the various maximum limitations on the number of shares of Stock or Units that may be subject to Awards set forth in Section 3(d) granted to any Participant during any calendar year or other period; (iii) the number and kind of shares of Stock or other securities subject to then outstanding Awards granted under the Plan; (iv) the Option Exercise Price of any outstanding Stock Option and strike price/base value of any outstanding Stock Appreciation Right; and (v) any vesting criteria (including Performance Goals) applicable to any outstanding Award under the relevant Award Agreement; *provided*, in each case, that no such adjustment authorized under this Section 3(c) shall be made to the extent that such adjustment would cause an Award to be subject to adverse tax consequences to the Participant under Section 409A. Notwithstanding the foregoing, the Committee may provide that the number of shares of Stock with respect to any Award shall always be a whole number, and for the payment of fractional shares to be paid out in cash. Any adjustment or substitutions made under this Section 3(c) need not be the same for all Participants.

(d)   *Limitations on Awards.* No Eligible Person may be granted Awards under the Plan with respect to an aggregate of more than 1,500,000 shares of Stock (subject to adjustment as provided in Section 3(c) hereof) during any calendar year. In addition, no Eligible Person may be granted Options and Stock Appreciation Rights with respect to an aggregate of more than 3,000,000 shares of Stock (subject to adjustment as provided in Section 3(c) hereof) under the Plan. Any dividends, other distributions or Dividend Equivalents that may be payable with respect to an

Award will be disregarded for purposes of determining compliance with this Section 3(d). Subject to the preceding sentence, with respect to Performance-Based Awards that stipulate a target number of Units or shares and that may vest at, below or above such target, the maximum number of shares of Stock issuable under such Award shall be used for purposes of determining compliance with this Section 3(d).

SECTION 4.   Eligibility.

Officers and other key employees of the Company and its Subsidiaries and of any of its Affiliates that are designated by the Committee as a participating employer under the Plan (but excluding members of the Committee and any other person who serves only as a director) who are responsible for or contribute to the management, growth or profitability of the business of the Company or its Subsidiaries or Affiliates ("*Eligible Persons*") are eligible to be granted Awards under the Plan.

SECTION 5.   Terms and Conditions Applicable to all Awards.

(a)   *Grant.* Subject to the terms and conditions of the Plan, Awards may be awarded to Eligible Persons at any time and from time to time as determined by the Committee. The Committee shall determine the Eligible Persons to whom, and the time or times at which, grants of Awards will be made, the nature of each Award, the number of shares of Stock, Restricted Stock Units or other interests that are covered by or subject to such Award, the requirements for the vesting of such Award and any other restrictions applicable thereto, and the other terms and conditions of such Awards, in addition to those set forth in Section 5(b) and in the following Sections that apply to each specific type of Award. In the event of any inconsistency between this Section 5 and any of the following Sections that apply to a specific type of Award, the provisions of the Section applying to that specific type of Award will control.

(b)   *Terms and Conditions.* Awards made under the Plan shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable:

(i)   The purchase price for the Award, if any, shall be determined by the Committee at the time of grant.

(ii)   Awards must be accepted by executing the related Award Agreement, delivering an executed copy of such Award Agreement to the Company and paying whatever price (if any) is required. An Eligible Person who receives an Award shall not have any rights with respect to such Award unless and until such Eligible Person has executed and delivered to the Company the applicable Award Agreement, in the form approved from time to time by the Committee, and has otherwise complied with the applicable terms and conditions of such Award Agreement. In the Company's discretion, the execution and delivery of such Award Agreement may be accomplished electronically or by other legally acceptable means.

(iii)   An Eligible Person may be granted a Time-Based Award or a Performance-Based Award, or a combination thereof. The Committee may provide for the lapse of the restrictions and conditions to vesting in Award Installments, as set forth in the related Award Agreement. The terms and conditions of Awards need not be the same with respect to each Participant.

(iv)   Notwithstanding anything to the contrary contained herein, the Committee may reduce the amount of, or eliminate in full, the amount of Stock, Units or other interests that are subject to any Performance-Based Award at, or at any time prior to, the Committee's certification of the vesting of such Award. The Committee may treat individual Participants differently for these purposes. Any such determination by the Committee shall be final and binding on each Participant who is affected thereby.

(v)   Performance-Based Awards will vest and all restrictions thereon will terminate upon the certification by the Committee of the achievement of the specified Performance Goals, provided all other conditions to vesting have been met. In the Committee's discretion, Performance-Based Awards may (A) stipulate that an Award will vest only in its entirety upon the satisfaction of the specified Performance Goals, (B) stipulate a portion of the Award that will vest either in whole or in part, depending on the level of achievement in comparison to the specified Performance Goals, pursuant to a formula, calculation or other objective mechanism approved by the Committee at the time of the Award, or (C) stipulate a target number of shares of Stock or Units (the "*Target*") that may vest in part, in whole or up to a specified multiple of the Target, depending on the level of achievement in comparison to the specified Performance Goals pursuant to a formula, calculation or other objective mechanism approved by the Committee at the time of the Award. In the case of any Award authorized under clause (C) of the previous sentence, a number of shares of Stock equal to the maximum possible number of shares of Stock that may be delivered to the Participant under such Award will be reserved by the Company until such time as the applicable multiple of the Target has been determined by the Committee, even if the certification of achievement of results does not occur at that time due to additional Performance Goals that must be met prior to vesting, or if the actual exercise, vesting or delivery of Stock does not occur at that time due to any delay in delivery imposed for purposes of Section 409A. If, or to the extent that, Performance-Based Awards do not vest under the applicable Performance Goals on or before the Expiration Date established by the Committee for such Award, such Award will be forfeited automatically.

(vi) Subject to the provisions of this Plan and the related Award Agreement, during the Restriction Period, the Participant who has received such Award shall not be permitted to sell, transfer, pledge, assign or otherwise encumber such Award or the Stock, Units or other interests which are subject to such Award, other than by will or by the laws of descent and distribution.

(vii) Any Participant who is then eligible to participate in The Progressive Corporation Executive Deferred Compensation Plan or any other deferral plan hereafter adopted or maintained by the Company (in each case, a "Deferral Plan") may elect to defer each Award granted to him or her under this Plan, subject to and in accordance with the terms of the applicable Deferral Plan and in compliance with the requirements of Section 409A.

SECTION 6. Restricted Stock Units.

(a) *Grant.* Subject to the terms and conditions of the Plan, Restricted Stock Units may be awarded to Eligible Persons at any time and from time to time as shall be determined by the Committee.

(b) *Terms and Conditions.* In addition to the terms and conditions set forth in Section 5, Restricted Stock Units awarded under the Plan shall be subject to the following terms and conditions and any Award Agreement providing for the grant of Restricted Stock Units shall contain such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable:

(i) No instruments or certificates evidencing such Units will be issued, but record thereof will be maintained by the Company or its designee.

(ii) The Participant shall not have the right to vote the shares of Stock represented by the Restricted Stock Units prior to the vesting of such Units and the delivery of any shares of Stock due in respect of such vesting event.

(iii) The Participant shall not have the right to receive any dividends, other distributions or Dividend Equivalents, as applicable, in respect of the shares of Stock represented by the Restricted Stock Units prior to the delivery of such shares of Stock. At the discretion of the Committee determined at the time of the Award, subject to the provisions of Section 3(a) of the Plan, the Participant may be credited with Dividend Equivalents with respect to each dividend or other distribution for which a record date occurs during the Restriction Period and for the payment of such Dividend Equivalents in cash or the reinvestment of such Dividend Equivalents in additional Units. The Committee may provide that any dividends, other distributions or Dividend Equivalents, whether payable in cash or shares of Stock, shall not be paid or distributed immediately, but shall remain subject to all the terms and conditions regarding vesting, restrictions and forfeiture that apply to the Restricted Stock Units to which such dividends, other distributions or Dividend Equivalents relate.

(iv)   Upon the satisfaction of all conditions to vesting of, and the lapse of the Restriction Period applicable to, all or part of an Award of Restricted Stock Units, as set forth in this Plan and the applicable Award Agreement, (A) the Company shall deliver to the Participant one share of Stock in exchange for each such vested Restricted Stock Unit and any Restricted Stock Units relating to the reinvestment of related Dividend Equivalents, and (B) the applicable Restricted Stock Units shall be cancelled, and the shares of Stock so delivered shall not be subject to any further restrictions or limitations pursuant to this Plan. Unless determined otherwise by the Committee at any time prior to the applicable delivery date, each fractional Restricted Stock Unit shall vest and be settled in an equal fraction of a share of Stock.

SECTION 7.   Restricted Stock.

(a)   *Grant.* Subject to the terms and conditions of the Plan, Restricted Stock may be awarded to Eligible Persons at any time and from time to time as shall be determined by the Committee.

(b)   *Terms and Conditions.* In addition to the terms and conditions set forth in Section 5, Restricted Stock awarded under the Plan shall be subject to the following terms and conditions and any Award Agreement providing for the grant of Restricted Stock shall contain such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable:

(i)   The purchase price for shares of Restricted Stock shall be determined by the Committee at the time of grant and may be equal to their par value or zero.

(ii)   Each Participant receiving a Restricted Stock Award shall be issued a stock certificate in respect of such shares of Restricted Stock. Such certificate shall be registered in the name of such Participant, and shall bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Award. The stock certificate evidencing such shares of Restricted Stock shall be held in custody by the Company, or its designee, until the conditions to the vesting of such Award have been satisfied and all other restrictions thereon shall have lapsed. Notwithstanding the foregoing, in the discretion of the Company, any shares of Restricted Stock awarded to any Eligible Person may be issued and held in book entry form. In such event, no stock certificates evidencing such shares will be issued and the applicable restrictions will be noted in the records of the Company's transfer agent and in the book entry system.

(iii)   As a condition of any Restricted Stock Award, the Participant shall deliver to the Company a stock power, endorsed in blank, relating to the Stock covered by such Award, or make such other arrangements with respect thereto as the Committee may require.

(iv)   Except as provided otherwise in the Plan or the applicable Award Agreement, the Participant shall have, with respect to the shares of Restricted Stock awarded, all of the rights of a shareholder of the Company, including the right to vote the Stock and the right to receive any dividends or other distributions (in the form of cash or Dividend Equivalents). The Committee may provide that any dividends, other distributions or Dividend Equivalents, whether payable in cash or shares of Stock, shall not be paid or distributed immediately, but shall remain subject to all the terms and conditions regarding vesting, restrictions and forfeiture that apply to the shares of Restricted Stock to which such dividends, other distributions or Dividend Equivalents relate.

SECTION 8.   Stock Options.

(a)   *Grant.* Subject to the terms and conditions of the Plan, Stock Options may be granted to Eligible Persons at any time and from time to time, as shall be determined by the Committee. Stock Options granted under the Plan may be either of two types, which shall be indicated in the related Award Agreement: Incentive Stock Options or Non-Qualified Stock Options. Subject to Section 8(c) hereof, the Committee shall have the authority to grant to any Eligible Person Incentive Stock Options, Non-Qualified Stock Options or a combination thereof.

(b)   *Terms and Conditions.* In addition to the terms and conditions set forth in Section 5, Stock Options granted under the Plan shall be subject to the following terms and conditions and any Award Agreement providing for the grant of Stock Options shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee shall deem desirable:

(i)   The Option Exercise Price per share of Stock purchasable under a Non-Qualified Stock Option shall be determined by the Committee at the time of grant and shall not be less than 100% of the Fair Market Value of the Stock on the date of grant. The Option Exercise Price per share of Stock purchasable under an Incentive Stock Option shall be determined by the Committee at the time of grant and shall be not less than 100% of the Fair Market Value of the Stock at the date of grant (or 110% of the Fair Market Value of the Stock at the date of grant in the case of an Eligible Person who at the date of grant owns shares possessing more than ten percent of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporations (as determined under Section 424(d), (e) and (f) of the Code) (a "*10% Participant*")).

(ii)   The Option Term shall be determined by the Committee at the time of grant and may not exceed 10 years from the date the Option is granted (or, with respect to Incentive Stock Options, 5 years in the case of a 10% Participant).

(iii)   Stock Options shall be exercisable at such time or times, in one or more installments, and subject to such terms and conditions (which may include, without limitation, the achievement of one or more Performance Goals) as shall be determined by the Committee at grant.

(iv)   Subject to whatever installment exercise provisions apply with respect to such Stock Option, and any other conditions to vesting, Stock Options may be exercised in whole or in part, at any time during the Option Term, by giving to the Company or its designee written or other appropriate notice of exercise specifying the number of shares of Stock to be purchased. Such notice shall be accompanied by payment in full of the Option Exercise Price of the shares of Stock for which the Stock Option is exercised and Taxes due upon such exercise, in cash or by check or by such other instrument or arrangement as the Committee may approve at or after grant (which may, to the extent permitted by applicable law, include payment through the delivery of irrevocable instructions to a broker to deliver promptly to the Company the amount of sales proceeds of shares of Stock otherwise deliverable upon such exercise of the Option as is necessary to pay the Option Exercise Price and Taxes due upon such exercise, or, to the extent approved by the Committee at or after grant, payment by the Participant's election to have shares of Stock withheld that have a Fair Market Value equal to the amount of tax to be withheld). Subject to the following two sentences, unless otherwise determined by the Committee, at or after grant, payment, in full or in part, of the Option Exercise Price of Incentive Stock Options and Non-Qualified Stock Options and Taxes may be made in the form of unrestricted Stock which is then owned by the Participant and which has a value equal to the Fair Market Value equal to such Option Exercise Price and Taxes. Notwithstanding the foregoing, the specific details of any such delivery of Stock by a Section 16 Participant shall be approved in advance by the Committee.

No Stock shall be issued pursuant to an exercise of an Option until full payment of the Option Exercise Price and Taxes due on such exercise has been made therefor. A Participant shall not have rights to dividends, other distributions or Dividend Equivalents or any other rights of a shareholder with respect to any Stock subject to an Option unless and until the Participant has given written notice of exercise, has paid in full for such shares, has given, if requested, the representation described in Section 14(a) and such shares have been issued to the Participant.

(v)   All vested Stock Options shall be exercisable, during the Participant's lifetime, only by the Participant or, subject to Section 8(c) and the terms of the applicable Award Agreement, by the Participant's authorized legal representative if the Participant is unable to exercise an Option as a result of the Participant's Disability.

(vi)   Unless otherwise determined by the Committee (in an Award Agreement or otherwise) or as otherwise directed by the Participant in writing to the Company, each Option outstanding on the Automatic Exercise Date with an exercise price per share that is less than the Fair Market Value per share of Stock as of such date shall automatically and without further action by the Participant or the Company be exercised on the Automatic Exercise Date. In the discretion of the Committee, payment of the Option Exercise Price and Taxes upon the automatic exercise of any such Option shall be made by having shares of Stock withheld as contemplated by Section 8(b)(iv). Unless otherwise determined by the Committee, this Section 8(b)(vi) shall not apply to an Option if the Participant of such Option incurs a Termination of Employment on or before the Automatic Exercise Date. For the avoidance of doubt, no Option with an exercise price per share that is equal to or greater than the Fair Market Value per share of Common Stock on the Automatic Exercise Date shall be exercised pursuant to this Section 8(b)(vi).

(c)   *Incentive Stock Options.* Notwithstanding Section 4, only employees of the Company or a Subsidiary shall be eligible to receive Incentive Stock Options. Notwithstanding Section 5(b)(vi), an Incentive Stock Option shall be exercisable by (i) a Participant's authorized legal representative (if the Participant is unable to exercise the Incentive Stock Option as a result of the Participant's Disability) only if, and to the extent, permitted by Section 422 of the Code and Section 16 of the Exchange Act and the rules and regulations promulgated thereunder and (ii) by the Participant's estate, in the case of death, or authorized legal representative, in the case of Disability, no later than 10 years from the date the Incentive Stock Option was granted (or 5 years in the case of a 10% Participant) (in addition to any other restrictions or limitations which may apply). Anything in the Plan to the contrary notwithstanding, no term or provision of the Plan relating to Incentive Stock Options shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify the Plan under Section 422 of the Code, or, without the consent of the Participant(s) affected, to disqualify any Incentive Stock Option under such Section 422 or any successor Section thereto.

SECTION 9.   Stock Appreciation Rights.

(a)   *Grant.* Stock Appreciation Rights may be granted alone, in addition to or in tandem with other Awards granted under the Plan or cash awards made outside of the Plan. In the case of an Award of Stock Appreciation Rights relating to an Award of Non-Qualified Stock Options, such rights may be granted either at or after the time of the grant of the related Non-Qualified Stock Options. In the case of Incentive Stock Options, such rights may be granted in tandem with Incentive Stock Options only at the time of the grant of such Incentive Stock Options and exercised only when the Fair Market Value of the Stock subject to the Incentive Stock Option exceeds its Option Exercise Price.

Stock Appreciation Rights issued in tandem with Stock Options ("*Tandem SARs*") shall terminate and no longer be exercisable upon the termination or exercise of the related Stock Option, subject to such provisions as the Committee may specify at grant if a Stock Appreciation Right is granted with respect to less than the full number of shares of Stock subject to the related Stock Option.

All vested Stock Appreciation Rights granted hereunder shall be exercised in accordance with the procedures established by the Committee for such purpose. Upon such exercise, the Participant shall be entitled to receive an amount determined in the manner prescribed in Section 9(b)(ii) and the applicable Award Agreement.

(b)   *Terms and Conditions.* In addition to the terms and conditions set forth in Section 5, Stock Appreciation Rights granted under the Plan shall be subject to the following terms and conditions and any Award Agreement providing for the grant of Stock Appreciation Rights shall contain such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable:

(i)   Tandem SARs shall be exercisable only at such time or times and to the extent that the Stock Options to which they relate shall be exercisable in accordance with the provisions of Section 8 and this Section 9, and Stock Appreciation Rights granted separately ("*Freestanding SARs*") shall be exercisable as the Committee shall determine.

(ii)   Upon the exercise of a Stock Appreciation Right, a Participant shall be entitled to receive an amount in cash or shares of Stock, as determined by the Committee at the time of grant, equal in value to the excess of the Fair Market Value of one share of Stock on the date of exercise of the Stock Appreciation Right over (A) the Option Exercise Price specified in the related Stock Option in the case of Tandem SARs, which price shall be fixed no later than the date of grant of the Tandem SARs, or (B) the price per share specified in the related Award Agreement in the case of Freestanding SARs, which price shall be fixed at the date of grant and shall be not less than the Fair Market Value of the Stock on the date of grant, multiplied by the number of shares of Stock in respect of which the Stock Appreciation Right shall have been exercised. The Committee shall have the right to approve or refuse to approve any election by the Participant to receive cash, in whole or in part, upon exercise of the Stock Appreciation Right. When payment is to be made in Stock, the number of shares of Stock to be paid shall be calculated on the basis of the Fair Market Value of the Stock on the date of exercise. Notwithstanding the foregoing, the Committee may unilaterally limit the appreciation in value of any Stock Appreciation Right at any time prior to exercise.

(iii)   Upon the exercise of a Tandem SAR, the related Stock Option must also be exercised at the same time.

(iv)   Stock Appreciation Rights shall be exercisable, during the Participant's lifetime, only by the vested Participant or by the Participant's authorized legal representative if the Participant is unable to exercise a Stock Appreciation Right as a result of the Participant's Disability.

(v)   Unless otherwise determined by the Committee (in an Award Agreement or otherwise) or as otherwise directed by the Participant in writing to the Company, each Stock Appreciation Right outstanding on the Automatic Exercise Date with an exercise price per share that is less than the Fair Market Value per share of Common Stock as of such date shall automatically and without further action by the Participant or the Company be exercised on the Automatic Exercise Date. In the discretion of the Committee, the Company or any Subsidiary shall deduct or withhold an amount sufficient to satisfy Taxes associated with such exercise from the amount contemplated in Section 9(b)(ii). Unless otherwise determined by the Committee, this Section 9(b)(v) shall not apply to a Stock Appreciation Right if the Participant incurs a Termination of Employment on or before the Automatic Exercise Date. For the avoidance of doubt, no Stock Appreciation Right with an exercise price per share that is equal to or greater than the Fair Market Value per share of Common Stock on the Automatic Exercise Date shall be exercised pursuant to this Section 9(b)(v).

SECTION 10. Termination of Employment; Disqualifying Activity.

(a)   *Termination of Employment.* Unless otherwise determined by the Committee at or after the time of grant of an Award, upon a termination of a Participant's employment, all outstanding Awards held by such Participant, whether then vested or unvested, shall be terminated and forfeited automatically. Subject to Section 10(b), the Committee may provide for exceptions to this general rule with respect to any Award, including in the case of a Participant's death, Disability or Qualified Retirement.

(b)   *Disqualifying Activity.* If the Committee determines that the Participant has engaged or is engaging in any Disqualifying Activity, then:

(i)   if the Vesting Date of any Award Installment under an Award then held by the Participant is scheduled to occur after the date of the Committee's determination that the Participant has engaged in a Disqualifying Activity (or with respect to vested Stock Options and Stock Appreciation Rights, such Award Installment has not been exercised by the Participant), then each such Award Installment shall terminate immediately upon the date of the Committee's determination, and all related Awards (and rights to shares of Stock, Units, Stock Options, Stock Appreciation Rights or Dividend Equivalents thereunder) shall be forfeited automatically at that time; and

(ii)   if the Vesting Date of any Award Installment occurred (or with respect to vested Stock Options and Stock Appreciation Rights, such Award Installment was exercised by the Participant) after the Disqualification Date but prior to the date of the Committee's determination with respect thereto, such Award Installment shall be deemed to have automatically terminated and forfeited as of the Disqualification Date. Accordingly, promptly upon the Company's demand, the Participant shall transfer or pay to the Company all shares of Stock (or, if such Stock has been sold or otherwise transferred by the Participant, an equivalent number of shares of Stock or, at the Company's election, the value thereof as of the applicable Vesting Date or exercise date) or other proceeds received or deferred by the Participant in connection with such vesting (or exercise) event(s), and the Participant will be entitled to no consideration in connection therewith. If such shares of Stock or other proceeds are not transferred or paid to the Company promptly upon such demand, then the Company will have the right to recover from the Participant all such shares or other proceeds, plus the costs and expenses incurred by the Company in recovering such shares or other proceeds from the

Participant and enforcing its rights hereunder, including, without limitation, reasonable attorneys' fees and court costs, plus interest at the rate of eight percent (8%) per annum or, if lower, the highest rate permitted by law, calculated from the applicable Vesting Date (or exercise date).

Any determination by the Committee hereunder, which may act upon the recommendation of the Chief Executive Officer or other senior officer of the Company, that the Participant has engaged or is engaging in any Disqualifying Activity, and as to the Disqualification Date, shall be final and conclusive.

SECTION 11. Change In Control Provisions.

Unless otherwise provided in the applicable Award Agreement, and subject to Section 3(c), notwithstanding any other provision of this Plan to the contrary, upon a Change in Control, the following provisions shall apply with respect to all Awards outstanding immediately prior to a Change in Control:

(a) *Alternative Awards.* No cancellation, acceleration of exercisability or vesting, lapse of any Restriction Period or settlement or other payment shall occur with respect to any outstanding Award upon a Change in Control if the Committee reasonably determines, in good faith, prior to the Change in Control, that such outstanding Awards shall be honored or assumed, or new rights substituted therefor (such honored, assumed, or substituted Award being hereinafter referred to as an "*Alternative Award*") by the Company or the New Company, as applicable, provided that any Alternative Award must:

(i) provide for rights, terms and conditions that are substantially identical to, and not less favorable than, the rights, terms and conditions applicable under the Award being substituted for the Alternative Award, including, but not limited to, an identical or better exercise or vesting schedule;

(ii) have substantially equivalent economic value to such Award (determined at the time of the Change in Control by the Committee in its good faith, sole discretion);

(iii) have terms and conditions which provide that if the Participant's employment or service is involuntarily terminated without Cause by the Company or the New Company, as applicable, or constructively terminated for Good Reason by the Participant, any conditions on a Participant's rights under, or any restrictions on transfer or exercisability applicable to, each such Alternative Award shall be waived or shall lapse, as the case may be, consistent with the provisions of Section 11(c) below; and

(iv) not subject the Participant to the assessment of taxes or penalties under Section 409A.

Subject to clause (iv) above, with respect to any Alternative Award for a Performance-Based Award, the Committee will have the discretion to provide in the Alternative Award (x) for the same Performance Goals as in the original Award Agreement, (y) for different Performance Goals than are in the original Award Agreement, or (z) that the Performance Goals in the original Award Agreement shall be considered to be achieved and to determine at what level they shall be deemed to have been achieved (for example, at Target or at a multiple of Target based on the level of achievement through the date of the Change in Control) with the Award being converted into a Time-Based Award that will vest at the end of the performance period stated in the original Award Agreement. The determination whether the conditions of this Section 11(a) are satisfied shall be made by the Committee, as constituted immediately before the Change in Control, in its sole discretion.

(b) *Accelerated Vesting and Payout.* In the event Section 11(a) does not apply, upon a Change in Control: (i) all outstanding Options and Stock Appreciation Rights shall become vested and exercisable immediately prior to the Change in Control; (ii) all outstanding unvested Restricted Stock and Restricted Stock Unit Awards shall become vested immediately prior to the Change in Control; and (iii) the Committee (as constituted prior to the Change in Control) shall provide that in connection with the Change in Control (A) each Option and Stock Appreciation Right shall be cancelled in exchange for an amount (payable in accordance with the following sentence) equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of the Change in Control over the Option Exercise Price for such Option or the base value/strike price applicable to such Stock Appreciation Right and (B) each Restricted Stock and Restricted Stock Unit Award shall be cancelled in exchange for an amount (payable in accordance with the following sentence) equal to the Change in Control Price multiplied by the number of shares of Stock covered by such Award, with any Performance-Based Awards deemed to have been earned in full at the higher of Target or a multiple of Target (determined by reference to the Award Agreement) based on the level of achievement through the date of the Change in Control, if such level of achievement is determinable by the Committee at the time of the Change in Control. Payment of any amounts calculated in accordance with this Section 11(b) shall be made in cash or, if determined by the Committee (as constituted prior to the Change in Control), in shares of the stock of the New Company having an aggregate fair market value (determined by such Committee in good faith) equal to such amount or in a combination of such shares of stock and cash. All amounts payable hereunder shall be payable in full, as soon as reasonably practicable, but in no event later than 10 business days, following the Change in Control. Notwithstanding any provision of this Section 11 to the contrary, payment of any Award Installment subject to and not exempt from Section 409A will not be accelerated upon a Change in Control unless (i) the Change in Control constitutes a change in the ownership of the Company, a change in effective control of the Company, or a change in the ownership of a substantial portion of the Company's assets, each, as applicable, as defined in, and determined in accordance with, Section 409A, or (ii) such accelerated payment does not otherwise cause any Award to be subject to adverse tax consequences to any person under Section 409A.

(c) *Termination Following Change in Control.* Notwithstanding the provisions of subsection (a) above, if on the date of or during the 24-month period following a Change in Control, either (i) the Company or the New Company, as applicable, terminates the Participant's employment other than for Cause, or (ii) the Participant terminates his or her employment for Good Reason (as stated in a written notice to the Company or the New Company, as applicable, which must be provided within 30 days after the occurrence of the event(s) giving rise to such Good Reason, and must set forth such Good Reason in reasonable detail and the expected date of termination, which shall be not more than 30 days after the date of such notice), and the Company or the New Company, as applicable, fails to cure the event(s) giving rise to the claim of Good Reason within such 30-day period, then upon the occurrence of such termination, (A) all outstanding Options and Stock Appreciation Rights held by such Participant shall become vested and exercisable immediately upon such termination and (B) all outstanding unvested Restricted Stock and Restricted Stock Unit Awards shall become vested immediately upon such termination. For purposes of this Section 11(c), with respect to any Performance-Based Awards, such Awards shall be considered to be earned in full at the higher of Target (if applicable) or a multiple of Target (determined by reference to the Award Agreement) based on the level of achievement as of the date of the termination, if such level of achievement is determinable at the time of the termination.

(d) *Section 409A.* Notwithstanding the foregoing provisions of Section 11, in connection with the payment to a Participant of any Award Installment subject to Section 409A, solely to the extent that any Award Installment has been deferred pursuant to the terms of the Company's Executive Deferred Compensation Plan as currently in effect or as hereinafter amended (or any successor or similar deferral plan), Sections 11(a), (b) and (c) hereof shall have no effect on the payment date(s) or form(s) of payment of such Award Installment pursuant to such deferred compensation plan (and any elections made by such Participant pursuant to such plan).

SECTION 12. Amendments and Termination.

(a) The Board or the Committee (if permitted by applicable law), at any time, may amend, supplement, alter or discontinue the Plan, but, except as otherwise expressly provided in the Plan (including Sections 3 and 11), no such amendment, supplement, alteration or discontinuation shall be made which would impair the rights of a Participant under an Award theretofore granted, without the Participant's consent. The Company shall submit to the shareholders of the Company for their approval any amendments to the Plan which are required to be approved by shareholders by the rules and regulations of any governmental authority or any stock exchange upon which the Stock is then traded.

(b) Subject to changes in law or other legal requirements that would permit otherwise, the Plan may not be amended without the approval of the shareholders, to (i) increase the total number of shares of Stock that may be issued under the Plan or to any Participant during any calendar year (except for adjustments pursuant to Section 3(c)), (ii) permit the granting of Stock Options or Stock Appreciation Rights with an exercise price lower than those specified in Section 8(b)(i) and 9(b)(ii) (except for adjustments pursuant to Section 11(a), if applicable), (iii) modify the Plan's eligibility requirements, or (iv) increase the total number of shares of Stock that may be the subject of Stock Options and Stock Appreciation Rights granted to any Eligible Person under Section 3(d) (except for adjustments pursuant to Section 3(c)).

(c)   Subject to Sections 3(c), 11 and 12(d), as applicable, the Committee, at any time, may amend the terms of any outstanding Award, but, except as otherwise expressly provided by the Plan, no such amendment shall be made which would: (i) impair the rights of a Participant under an Award theretofore granted, without the Participant's consent; or (ii) make the applicable exemptions provided by Rule 16b-3 under the Exchange Act unavailable to any Section 16 Participant with respect to an Award heretofore granted without the Participant's consent; provided, however, that in no event shall any such amendment be made with respect to any Award which is subject to the restrictions on deferred compensation under Section 409A, if such amendment would cause such Award to be subject to adverse tax consequences to the Participant under Section 409A.

(d)   Except for adjustments pursuant to Section 3(c), in no event may any Stock Option or Stock Appreciation Right granted under the Plan be amended to decrease the Option Exercise Price or strike price/base value thereof, as the case may be, or be cancelled (i) in exchange for a cash payment exceeding the excess (if any) of the Fair Market Value of shares covered by such Stock Option or Stock Appreciation Right over the corresponding exercise price or strike price/base value for such Award or (ii) in conjunction with the grant of any new Stock Option or Stock Appreciation Right or other Award with a lower Option Exercise Price or strike price/base value, as the case may be, or otherwise be subject to any action that would be treated under the rules of the New York Stock Exchange (or such other exchange upon which the Stock may be listed at that time) as a "repricing" of such Stock Option or Stock Appreciation Right, unless such amendment, cancellation or action is approved by the Company's shareholders.

(e)   Subject to the above provisions, the Board and the Committee shall have all necessary authority to amend the Plan and Award Agreements to take into account changes in applicable securities and tax laws and accounting rules, as well as other developments.

SECTION 13. Unfunded Status of Plan.

The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.

SECTION 14. General Provisions.

(a)   The Committee may require each Participant acquiring Stock pursuant to an Award under the Plan to represent to and agree with the Company in writing that the Participant is acquiring the Stock without a view to distribution thereof. Any certificates for such shares may include any legend that the Committee deems appropriate to reflect any restrictions on transfer.

All shares of Stock or other securities issued under the Plan shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Stock is then listed, and any applicable federal or state securities laws (including the Company's Insider Trading Policy, if applicable), and the Committee may cause a legend or legends to be placed on any certificates for such shares to make appropriate reference to such restrictions or to cause such restrictions to be noted in the records of the Company's stock transfer agent and any applicable book entry system.

(b)   Nothing contained in this Plan shall prevent the Board or the Committee from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

(c)   Neither the adoption of the Plan, nor its operation, nor any document describing, implementing or referring to the Plan, or any part thereof, shall confer upon any Participant under the Plan any right to continue in the employ, or as a director, of the Company or any Subsidiary or Affiliate, or shall in any way affect the right and power of the Company or any Subsidiary or Affiliate to terminate the employment, or service as a director, or change the job title, duties, authority, position or compensation of any Participant in the Plan at any time with or without assigning a reason therefor, to the same extent as the Company or any Subsidiary or Affiliate might have done if the Plan had not been adopted.

(d)   For purposes of this Plan, a transfer of the employment of a Participant between the Company and any of its Subsidiaries or Affiliates, or between such Subsidiaries or Affiliates, shall not be deemed a termination of employment or adversely affect or enlarge the rights of any Participant under this Plan or with respect to any Award.

(e)   No later than the date as of which an amount relating to any Award under the Plan first becomes taxable, the Participant shall pay to the Company, or make arrangements satisfactory to the Committee regarding the payment of, at least the minimum Taxes and other items of any kind required by law to be withheld with respect to such amount. Subject to the following sentence and such rules and procedures as the Committee may determine from time to time, unless otherwise determined by the Committee, minimum Taxes may be settled with Stock, including, without limitation, unrestricted Stock previously owned by the Participant or that would otherwise be delivered to or purchased by the Participant in connection with the Award that gives rise to the withholding requirement. Notwithstanding the foregoing, any election by a Section 16 Participant to settle such tax withholding obligation with Stock that is previously owned by the Participant shall be subject to prior approval by the Committee. The obligations of the Company under the Plan shall be conditioned on such payment or arrangements and the Company and its Subsidiaries and Affiliates to the extent permitted by law shall have the right to deduct any such taxes from any payment of any kind otherwise due to the Participant.

(f)   The Plan, all Awards made and all actions taken thereunder and any agreements relating thereto, shall be governed by and construed in accordance with the laws of the State of Ohio applicable to contracts made and performed wholly within such state by residents thereof.

(g)   In the event any Award is transferred or assigned pursuant to a court order, such transfer or assignment shall be without liability to the Company and the Company shall have the right to offset against such Award any expenses (including attorneys' fees) incurred by the Company in connection with such transfer or assignment.

(h)   Any Award that qualifies as incentive-based compensation as that term is defined in Section 303A.14(e) of the NYSE Listed Company Manual is subject to the Company's Dodd-Frank Clawback Policy adopted in accordance with the requirements of Section 303A.14 of the NYSE Listed Company Manual. In addition, the following provisions shall apply to Awards, as applicable, in addition to any similar provisions required to apply to Awards under applicable law and the rules of any national securities exchange on which shares of Stock are traded:

(i)   If (A) a Performance-Based Award granted to any executive officer shall vest hereunder on the basis of the achievement of certain financial or operating results as specified by the Committee (which includes, for purposes hereof, all of the Performance Goals that are available to the Committee under this Plan), (B) those financial or operating results were incorrect and were subsequently the subject of a restatement by the Company within 3 years after the date of vesting, and (C) the vesting event would not have occurred as to some or all of such shares if the actual financial or operating results had been known as of the date of vesting, then the Company shall have the right of recoupment from the executive officer who received such shares of Stock upon or after such vesting or who elected to defer such shares at vesting. The Company will have this right of recoupment whether or not the executive officer in question was at fault or responsible in any way in causing such restatement. In such circumstances, the Company will have the right to adjust and amend the terms of all outstanding Stock Options as may be appropriate, and to recover from each executive officer, and each such executive officer will refund to the Company promptly on demand, at the Company's discretion, either (x) the number of shares of Stock that vested (or that were subject to Stock Options that vested and were thereafter exercised), were delivered or were deferred (as applicable) upon or after such vesting based on the incorrect operating or financial results, (y) the dollar equivalent of such number of Shares as of the date of such vesting, without interest, or (z) the value that was paid to or earned by the executive officer, as applicable, at or after the time of vesting or upon the exercise of rights pursuant to any such vested Award, without interest. Such recovery, at the Committee's discretion, may be made by lump sum payment, installment payments, credits against unvested Awards made hereunder, credits against future bonus or other incentive payments or awards, or other appropriate mechanism.

(ii)   If any recipient of an Award engaged in fraud or other misconduct (as determined by the Committee or the Board) resulting, in whole or in part, in a restatement of the financial or operating results used to determine the vesting of a Performance-Based Award hereunder, the Company will have the right to recoup from such individual, and such individual will transfer or pay to the Company promptly upon demand, in the Company's discretion, either (A) the number of shares of Stock that vested (or that were subject to Stock Options that vested and were thereafter exercised), were delivered or were deferred (as applicable) upon or after such vesting based on the incorrect operating or financial results, (B) the dollar equivalent of such number of shares determined as of the date of such vesting, or (C) the value that was paid to or earned by such individual, as applicable, at or after the time of vesting or upon the exercise of rights pursuant to any such vested Award, and in the case of (B) and (C) plus interest at the rate of eight percent (8%) per annum or, if lower, the highest rate permitted by law, calculated from such Vesting Date. The Company further shall have the right to terminate and cancel any and all Awards previously made to such individual at any time hereunder that are then unvested or, if applicable, that have vested but have not then been exercised, and to recover from such individual the Company's costs and expenses incurred in connection with recovering such Shares or funds from such individual and enforcing its rights under this subsection (ii), including, without limitation, reasonable attorneys' fees and court costs. There shall be no time limit on the Company's right to recover such amounts under this subsection (ii), except as otherwise provided by applicable law.

(iii)   The rights contained in this subsection (h) shall be in addition to, and shall not limit, any other rights or remedies that the Company may have under this Plan or under any applicable law or regulation.

(i)   The Plan is intended to comply with the requirements of Section 409A or an exemption or exclusion therefrom and, with respect to Awards and amounts that are subject to Section 409A, it is intended that the Plan be administered in all respects in accordance with Section 409A. Accordingly, any action taken under the Plan, including any acceleration or conversion under Section 11, shall be made in compliance with Section 409A. Notwithstanding anything to the contrary contained herein, no Option or Stock Appreciation Right granted under the Plan shall contain any feature for the deferral of compensation. Each payment under any Award that constitutes non-qualified deferred compensation subject to Section 409A shall be treated as a "separate payment" for purposes of Section 409A. In no event may a Participant, directly or indirectly, designate the calendar year of any payment to be made under any Award that constitutes non-qualified deferred compensation subject to Section 409A. Notwithstanding any other provision of the Plan or any Award Agreement to the contrary, in the event that a Participant is a "specified employee" within the meaning of Section 409A (as determined in accordance with the methodology established by the Company), amounts that constitute "non-qualified deferred compensation" within the meaning of Section 409A that would otherwise be payable during the 6 month period immediately following a Participant's termination of employment with the Company and its Subsidiaries and Affiliates by reason of such termination shall instead be paid or provided on the first business day of the 7th month following the month in which the Participant's termination occurs. If the Participant dies following any termination of employment with the Company and its Subsidiaries and Affiliates and prior to the payment of any amounts delayed on account of Section 409A, such amounts shall be paid to the personal representative of the Participant's estate within 30 days following the date of the Participant's death (with the first date following the date of the Participant's death being the first day of such 30-day period). Interest shall not accrue on such amounts during the period of delay. All references in this Plan and any Award Agreement to a Participant's "termination", "termination of employment", "termination of service" and any other similar terminology, shall be interpreted as requiring that a "separation from service" within the meaning of Section 409A has occurred upon any such referenced event.

(j)   The Company shall have the unrestricted right to set off against or recover out of any delivery of shares of Stock (through withholding or cash delivered) to any Participant under an Award Agreement any amounts owed by such Participant to the Company or any of its Subsidiaries or Affiliates.

SECTION 15. Shareholder Approval; Effective Date of Plan.

The Plan was adopted by the Board on March 1, 2024 and is subject to approval by the holders of the Company's outstanding Stock. The Plan will become effective on the date of such shareholder approval (the "Plan Effective Date").

SECTION 16. Term of Plan.

No Award shall be granted pursuant to the Plan on or after January 31, 2034, but Awards granted prior to such date may extend beyond that date, subject to the terms hereof and the applicable Award Agreement.

THE PROGRESSIVE CORPORATION

2023 ANNUAL REPORT TO SHAREHOLDERS

The Progressive Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31,

(millions - except per share amounts)	2023	2022	2021
Revenues			
Net premiums earned	$ 58,664.4	$ 49,241.2	$ 44,368.7
Investment income	1,891.8	1,260.3	860.9
Net realized gains (losses) on securities:			
Net realized gains (losses) on security sales	13.7	196.5	614.3
Net holding period gains (losses) on securities	348.4	(2,100.1)	899.9
Net impairment losses recognized in earnings	(9.0)	(8.6)	(5.0)
Total net realized gains (losses) on securities	353.1	(1,912.2)	1,509.2
Fees and other revenues	889.1	722.1	691.8
Service revenues	310.1	299.3	271.4
Total revenues	62,108.5	49,610.7	47,702.0
Expenses			
Losses and loss adjustment expenses	45,654.6	38,122.7	33,627.6
Policy acquisition costs	4,665.1	3,917.0	3,712.8
Other underwriting expenses	6,241.5	5,859.6	5,654.7
Investment expenses	26.2	24.3	25.5
Service expenses	349.0	296.7	252.8
Interest expense	268.4	243.5	218.6
Goodwill impairment	0	224.8	0
Total expenses	57,204.8	48,688.6	43,492.0
Net Income			
Income before income taxes	4,903.7	922.1	4,210.0
Provision for income taxes	1,001.3	200.6	859.1
Net income	3,902.4	721.5	3,350.9
Other Comprehensive Income (Loss)			
Changes in:			
Total net unrealized gains (losses) on fixed-maturity securities	1,185.5	(2,842.5)	(891.1)
Net unrealized losses on forecasted transactions	0.5	0.4	0.7
Foreign currency translation adjustment	0.3	(0.6)	(0.6)
Other comprehensive income (loss)	1,186.3	(2,842.7)	(891.0)
Comprehensive income (loss)	$ 5,088.7	$ (2,121.2)	$ 2,459.9
Computation of Earnings Per Common Share			
Net income	$ 3,902.4	$ 721.5	$ 3,350.9
Less: Preferred share dividends[1]	37.6	26.9	26.9
Net income available to common shareholders	$ 3,864.8	$ 694.6	$ 3,324.0
Average common shares outstanding—Basic	584.9	584.4	584.5
Net effect of dilutive stock-based compensation	2.6	2.7	2.6
Total average equivalent common shares—Diluted	587.5	587.1	587.1
Basic: Earnings per common share	$ 6.61	$ 1.19	$ 5.69
Diluted: Earnings per common share	$ 6.58	$ 1.18	$ 5.66

[1]Changed to a floating dividend rate in March 2023. See *Note 14 – Dividends* for further discussion.

See notes to consolidated financial statements.

The Progressive Corporation and Subsidiaries
Consolidated Balance Sheets
December 31,

(millions - except per share amounts)	2023	2022
Assets		
Available-for-sale securities, at fair value:		
Fixed maturities (amortized cost: $62,441.9 and $50,264.0)	$ 60,378.2	$ 46,651.9
Short-term investments (amortized cost: $1,789.9 and $2,861.7)	1,789.9	2,861.7
Total available-for-sale securities	62,168.1	49,513.6
Equity securities, at fair value:		
Nonredeemable preferred stocks (cost: $977.1 and $1,364.2)	902.1	1,213.2
Common equities (cost: $706.0 and $826.1)	2,928.4	2,821.5
Total equity securities	3,830.5	4,034.7
Total investments	65,998.6	53,548.3
Cash and cash equivalents	84.9	203.5
Restricted cash and cash equivalents	14.7	17.4
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	99.6	220.9
Accrued investment income	438.0	282.5
Premiums receivable, net of allowance for credit losses of $369.1 and $343.3	11,958.2	10,416.9
Reinsurance recoverables	5,093.9	5,832.1
Prepaid reinsurance premiums	249.8	295.5
Deferred acquisition costs	1,687.4	1,544.4
Property and equipment, net of accumulated depreciation of $1,655.1 and $1,551.1	880.8	1,034.0
Net federal deferred income taxes	936.0	1,131.5
Other assets	1,348.5	1,158.9
Total assets	$ 88,690.8	$ 75,465.0
Liabilities and Shareholders' Equity		
Unearned premiums	$ 20,133.7	$ 17,293.6
Loss and loss adjustment expense reserves	34,389.2	30,359.3
Accounts payable, accrued expenses, and other liabilities[1]	7,002.2	5,532.8
Debt[2]	6,888.6	6,388.3
Total liabilities	68,413.7	59,574.0
Serial Preferred Shares (authorized 20.0)		
Serial Preferred Shares, Series B, no par value (cumulative, liquidation preference of $1,000 per share) (authorized, issued, and outstanding 0.5)	493.9	493.9
Common shares, $1.00 par value (authorized 900.0; issued 797.6, including treasury shares of 212.3 and 212.7)	585.3	584.9
Paid-in capital	2,013.1	1,893.0
Retained earnings	18,800.5	15,721.2
Accumulated other comprehensive income (loss):		
Net unrealized gains (losses) on fixed-maturity securities	(1,600.8)	(2,786.3)
Net unrealized losses on forecasted transactions	(14.0)	(14.5)
Foreign currency translation adjustment	(0.9)	(1.2)
Total accumulated other comprehensive income (loss)	(1,615.7)	(2,802.0)
Total shareholders' equity	20,277.1	15,891.0
Total liabilities and shareholders' equity	$ 88,690.8	$ 75,465.0

[1]See *Note 1 – Reporting and Accounting Policies, Commitments and Contingencies* and *Note 12 – Litigation* for further discussion.
[2]Consists of long-term debt. See *Note 4 – Debt* for further discussion.

See notes to consolidated financial statements.

The Progressive Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31,

(millions - except per share amounts)	2023	2022	2021
Serial Preferred Shares, No Par Value			
Balance, beginning of year	$ 493.9	$ 493.9	$ 493.9
Balance, end of year	493.9	493.9	493.9
Common Shares, $1.00 Par Value			
Balance, beginning of year	584.9	584.4	585.2
Treasury shares purchased	(1.0)	(0.9)	(2.4)
Net restricted equity awards issued/vested	1.4	1.4	1.6
Balance, end of year	585.3	584.9	584.4
Paid-In Capital			
Balance, beginning of year	1,893.0	1,772.9	1,672.9
Amortization of equity-based compensation	121.3	122.7	100.7
Treasury shares purchased	(3.3)	(2.6)	(7.1)
Net restricted equity awards issued/vested	(1.4)	(1.4)	(1.6)
Reinvested dividends on restricted stock units	3.5	1.4	8.0
Balance, end of year	2,013.1	1,893.0	1,772.9
Retained Earnings			
Balance, beginning of year	15,721.2	15,339.7	13,354.9
Net income	3,902.4	721.5	3,350.9
Treasury shares purchased	(136.4)	(95.5)	(213.5)
Cash dividends declared on common shares ($1.15, $0.40, and $1.90 per share)[1]	(672.7)	(233.7)	(1,109.0)
Cash dividends declared on Serial Preferred Shares, Series B ($60.354787, $53.75, and $53.75 per share)[1]	(30.2)	(26.8)	(26.8)
Reinvested dividends on restricted stock units	(3.5)	(1.4)	(8.0)
Other, net	19.7	17.4	(8.8)
Balance, end of year	18,800.5	15,721.2	15,339.7
Accumulated Other Comprehensive Income (Loss)			
Balance, beginning of year	(2,802.0)	40.7	931.7
Other comprehensive income (loss)	1,186.3	(2,842.7)	(891.0)
Balance, end of year	(1,615.7)	(2,802.0)	40.7
Total shareholders' equity	$20,277.1	$15,891.0	$18,231.6

[1]See *Note 14 – Dividends* for further discussion.

There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.

See notes to consolidated financial statements.

The Progressive Corporation and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31,

(millions)	2023	2022	2021
Cash Flows From Operating Activities			
Net income	$ 3,902.4	$ 721.5	$ 3,350.9
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	285.5	305.6	279.7
Amortization of intangible assets	14.2	31.0	57.7
Net amortization (accretion) of fixed-income securities	41.4	(25.2)	130.3
Amortization of equity-based compensation	121.3	122.7	100.7
Net realized (gains) losses on securities	(353.1)	1,912.2	(1,509.2)
Net (gains) losses on disposition of property and equipment	36.2	(0.6)	(3.6)
Goodwill impairment	0	224.8	0
Changes in:			
Premiums receivable	(1,541.3)	(1,017.4)	(1,146.8)
Reinsurance recoverables	738.2	(851.6)	(508.7)
Prepaid reinsurance premiums	45.7	162.1	(74.9)
Deferred acquisition costs	(143.0)	(188.8)	(118.4)
Income taxes	181.2	(515.3)	(86.0)
Unearned premiums	2,840.1	1,677.8	2,111.4
Loss and loss adjustment expense reserves	4,029.9	4,195.2	4,752.8
Accounts payable, accrued expenses, and other liabilities	699.6	199.5	399.7
Other, net	(255.0)	(104.7)	26.1
Net cash provided by operating activities	10,643.3	6,848.8	7,761.7
Cash Flows From Investing Activities			
Purchases:			
Fixed maturities	(25,776.9)	(26,510.4)	(33,177.5)
Equity securities	(86.6)	(158.1)	(838.1)
Sales:			
Fixed maturities	8,234.4	14,055.2	18,965.2
Equity securities	791.3	1,496.1	780.6
Maturities, paydowns, calls, and other:			
Fixed maturities	4,990.3	5,380.3	7,013.8
Equity securities	65.2	83.6	223.1
Net (purchases) sales of short-term investments	1,155.7	(1,868.2)	4,355.7
Net change in unsettled security transactions	(11.2)	(177.8)	47.9
Acquisition of Protective Insurance Corporation, net of cash, cash equivalents, and restricted cash equivalents acquired	0	0	(313.2)
Purchases of property and equipment	(252.0)	(292.0)	(243.5)
Sales of property and equipment	47.2	35.1	66.2
Net cash used in investing activities	(10,842.6)	(7,956.2)	(3,119.8)
Cash Flows From Financing Activities			
Dividends paid to common shareholders[1]	(234.0)	(234.0)	(3,746.5)
Dividends paid to preferred shareholders[1]	(43.6)	(26.8)	(26.8)
Acquisition of treasury shares for restricted stock tax liabilities	(95.0)	(76.7)	(67.2)
Acquisition of treasury shares acquired in open market	(45.7)	(22.3)	(155.8)
Net proceeds from debt issuance	496.3	1,486.0	0
Payment of acquired company debt	0	0	(20.0)
Payments of debt	0	0	(500.0)
Net cash provided by (used in) financing activities	78.0	1,126.2	(4,516.3)
Increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	(121.3)	18.8	125.6
Cash, cash equivalents, restricted cash, and restricted cash equivalents—beginning of year	220.9	202.1	76.5
Cash, cash equivalents, restricted cash, and restricted cash equivalents—end of year	$ 99.6	$ 220.9	$ 202.1

[1]See *Note 14 – Dividends* for further discussion.

See notes to consolidated financial statements.

1. REPORTING AND ACCOUNTING POLICIES

Nature of Operations The Progressive insurance organization began business in 1937. The financial results of The Progressive Corporation include its subsidiaries and affiliates (references to "subsidiaries" in these notes include affiliates as well). Our insurance subsidiaries write personal and commercial auto insurance, personal residential property insurance, business-related general liability and commercial property insurance predominantly for small businesses, workers' compensation insurance primarily for the transportation industry, and other specialty property-casualty insurance and provide related services.

We report three operating segments. Our Personal Lines segment writes insurance for personal autos and recreational vehicles, which we refer to as our special lines products. Our Commercial Lines segment writes auto-related liability and physical damage insurance, business-related general liability and property insurance predominately for small businesses, and workers' compensation insurance primarily for the transportation industry. Our Property segment writes residential property insurance for homeowners, other property owners, and renters. We operate our businesses throughout the United States, through both the independent agency and direct channels.

Basis of Consolidation and Reporting The accompanying consolidated financial statements include the accounts of The Progressive Corporation and our wholly owned insurance and non-insurance subsidiaries and affiliates in which we have a controlling financial interest. All intercompany accounts and transactions are eliminated in consolidation. All revenues are generated from external customers and we do not have a reliance on any major customer.

Estimates We are required to make estimates and assumptions when preparing our financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America (GAAP). As estimates develop into fact, results may, and will likely, differ from those estimates.

Investments Our fixed-maturity securities and short-term investments are accounted for on an available-for-sale basis. Fixed-maturity securities

include debt securities and redeemable preferred stocks, which may have fixed or variable principal payment schedules, may be held for indefinite periods of time, and may be used as a part of our asset/liability strategy or sold in response to changes in interest rates, anticipated prepayments, risk/reward characteristics, liquidity needs, or other economic factors. These securities are carried at fair value with the corresponding unrealized gains (losses), net of deferred income taxes, reported in accumulated other comprehensive income.

Short-term investments may include commercial paper, repurchase transactions, and other securities expected to mature within one year. From time to time, we may also invest in municipal bonds that have maturity dates that are longer than one year but have either liquidity facilities or mandatory put features within one year.

Equity securities include common stocks, nonredeemable preferred stocks, and other risk investments. Common stocks and nonredeemable preferred stocks are carried at fair value, with the changes in fair value reported in net holding period gains (losses) on securities on the consolidated statements of comprehensive income. Our other risk investments are accounted for under the equity method of accounting. These securities are carried at cost and adjusted for our share of the investee's earnings or losses, with the changes in carrying value reported in investment income.

We did not have any open derivative instruments at December 31, 2023, 2022, or 2021. From time to time, we entered into interest rate swaps to hedge the exposure to variable cash flows of a forecasted transaction (i.e., cash flow hedge).

Derivatives designated as hedges are required to be evaluated on established criteria to determine the effectiveness of their correlation to, and ability to reduce the designated risk of, specific securities or transactions. Effectiveness is required to be reassessed regularly. For cash flow hedges that are deemed to be effective, the changes in fair value of the hedge would be reported as a component of accumulated other comprehensive income and subsequently amortized into earnings over the life of the hedged transaction. If a hedge is deemed to become ineffective or discontinued, changes in fair value of the derivative instrument would be reported in income for the current period. See *Note 4 – Debt* for a summary of our closed debt issuance cash flow hedges.

Investment securities are exposed to various risks such as interest rate, market, credit, and liquidity risk. Fair values of securities fluctuate based on the nature and magnitude of changing market conditions; significant changes in market conditions could materially affect the portfolio's value in the near term. We routinely monitor our fixed-maturity portfolio for pricing changes that might indicate potential credit losses exist and perform detailed reviews of securities with unrealized losses. For an unrealized loss that we determined to be related to current market conditions, we will not record an allowance for credit losses or write off the unrealized loss for the securities we do not intend to sell. We will continue to monitor these securities to determine if the unrealized loss is due to credit deterioration. If we believe that a potential credit loss exists, we will record an allowance for the credit loss and recognize the realized loss as a component of realized gains (losses) in the income statement. Once a credit loss allowance has been established, we will continue to evaluate the security, at least quarterly, to determine if changes in conditions have created the need to either increase or decrease the allowance recorded. If we determine that a security with a credit loss allowance previously recorded is likely to be sold prior to the potential recovery of the credit loss, or if we determine that the loss is uncollectible, we will reverse the allowance and write down the security to its fair value.

Investment income consists of interest, dividends, accretion, and amortization. Interest is recognized on an accrual basis using the effective yield method, except for asset-backed securities, discussed below. Depending on the nature of the equity instruments, dividends are recorded at either the ex-dividend date or on an accrual basis.

Asset-backed securities, which are included in our fixed-maturity portfolio, are generally accounted for under the retrospective method. The retrospective method recalculates yield assumptions (based on changes in interest rates or cash flow expectations) historically to the inception of the investment holding period, and applies the required adjustment, if any, to the cost basis, with the offset recorded to investment income on a quarterly basis. The prospective method is used primarily for interest-only securities, asset-backed securities below high investment-grade status (i.e., below AA-), and certain asset-backed securities with sub-prime loan exposure or where there is a greater risk of non-performance and where it is possible the initial investment may not be substantially recovered. The prospective method requires a calculation of expected future repayments and resets the yield to allow for future period adjustments; no current period impact to investment income or the security's cost is made based on the cash flow update. Prepayment assumptions are updated quarterly.

Realized gains (losses) on securities are computed based on the first-in first-out method. Realized gains (losses) also include holding period valuation changes on equity securities and hybrid instruments (e.g., securities with embedded options, where the option is a feature of the overall change in the value of the instrument), as well as initial and subsequent changes in credit allowance losses and write-offs for losses deemed uncollectible or securities in a loss position that are expected to be sold prior to the recovery of the credit loss.

Insurance Premiums and Receivables   Insurance premiums written are earned into income on a pro rata basis over the period of risk, based on a daily earnings convention. Accordingly, unearned premiums represent the portion of premiums written with unexpired risk. We write insurance and provide related services to individuals and commercial accounts and offer a variety of payment plans. Generally, premiums are collected prior to providing risk coverage, minimizing our exposure to credit risk.

For our Personal Lines and Commercial Lines businesses, we perform a policy-level evaluation to determine the extent to which the premiums receivable balance exceeds the unearned premiums balance. To determine an allowance for credit losses, we evaluate the collectibility of premiums receivables based on historical and current collections experience of the aged exposures, using actuarial analysis. Our estimate of the future recoverability of our projected ultimate at-risk exposures also takes into consideration any unusual circumstances that we may encounter, such as moratoriums or other programs that may suspend collections.

For our Property business, the risk of uncollectibility is relatively low. If premiums are unpaid by the policy due date, we provide advance notice of cancellation in accordance with each state's requirements and, if the premiums remain unpaid after receipt of notice, we cancel the policy and write off any remaining balance.

The following table summarizes changes in our allowance for credit loss exposure on our premiums receivable:

(millions)	2023	2022
Balance at January 1	$ 343.3	$ 280.4
Increase in allowance[1]	540.3	471.1
Write-offs[2]	(514.5)	(408.2)
Balance at December 31	$ 369.1	$ 343.3

[1]Represents the incremental increase in other underwriting expenses.
[2]Represents the portion of allowance that is reversed when premiums receivables are written off. Premiums receivable balances are written off once we have exhausted our collection efforts.

Deferred Acquisition Costs Deferred acquisition costs include commissions, premium taxes, and other variable underwriting and direct sales costs incurred in connection with the successful acquisition or renewal of insurance contracts. These acquisition costs, net of ceding allowances, are deferred and amortized over the policy period in which the related premiums are earned. We consider anticipated investment income in determining recoverability of these costs. Management believes these costs will be fully recoverable in the near term.

We do not defer any advertising costs. Total advertising costs, which are expensed as incurred, for the years ended December 31, were:

(millions)	Advertising Costs
2023	$ 1,599.7
2022	2,032.5
2021	2,139.5

Loss and Loss Adjustment Expense Reserves Loss reserves represent the estimated liability on claims reported to us, plus reserves for losses incurred but not recorded. These estimates are reported net of amounts estimated to be recoverable from salvage and subrogation. Loss adjustment expense reserves represent the estimated expenses required to settle these claims. The methods of making estimates and establishing these reserves are reviewed regularly and resulting adjustments are reflected in income in the current period. Such loss and loss adjustment expense reserves are susceptible to change.

Reinsurance Our reinsurance activity includes transactions which are categorized as Regulated and Non-Regulated. Regulated refers to plans in which we participate that are governed by insurance regulations and include state-provided reinsurance facilities (e.g., Michigan Catastrophic Claims Association, North Carolina Reinsurance Facility, Florida Hurricane Catastrophe Fund), as well as state-mandated involuntary plans for commercial vehicles (Commercial Automobile Insurance Procedures/Plans – CAIP) and federally regulated plans for flood (National Flood Insurance Program – NFIP); we act as a participant in the "Write Your Own" program for the NFIP.

Non-Regulated includes voluntary contractual arrangements primarily related to our Property business and to the transportation network company (TNC) business written by our Commercial Lines segment. Prepaid reinsurance premiums are earned on a pro rata basis over the period of risk, based on a daily earnings convention, which is consistent with premiums earned. See *Note 7 – Reinsurance* for further discussion.

We routinely monitor changes in the credit quality and concentration risks of the reinsurers who are counterparties to our reinsurance recoverables to determine if an allowance for credit losses should be established.

Income Taxes The income tax provision is calculated under the balance sheet approach. Deferred tax assets and liabilities are recorded based on the temporary difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal items giving rise to such differences include:
- unearned premiums reserves;
- investment securities (e.g., net unrealized gains (losses) and net holding period gains (losses) on securities);
- deferred acquisition costs;
- loss and loss adjustment expense reserves;
- non-deductible accruals;
- property and equipment; and
- software development costs.

We review our deferred tax assets regularly for recoverability. See *Note 5 – Income Taxes* for further discussion.

Property and Equipment Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is recognized over the estimated useful lives of the assets using accelerated methods for computer equipment and the straight-line method for all other fixed assets. We evaluate impairment whenever events or circumstances warrant such a review and write off the impaired assets if appropriate.

The cost and useful lives for property and equipment at December 31, were:

($ in millions)	2023	2022	Useful Lives
Land	$ 102.6	$ 123.1	NA
Buildings, improvements, and integrated components	732.9	844.1	7-40 years
Capitalized software	467.5	475.4	3-10 years
Software licenses (internal use)	486.4	427.6	1-6 years
Computer equipment	353.3	318.1	3 years
All other property and equipment	393.2	396.8	3-10 years
Total cost	2,535.9	2,585.1	
Accumulated depreciation	(1,655.1)	(1,551.1)	
Balance at end of year	$ 880.8	$ 1,034.0	

NA = Not applicable; land is not a depreciable asset.

Included in other assets in our consolidated balance sheets are "held for sale" properties of $77.2 million and $48.7 million at December 31, 2023 and 2022, respectively, and capitalized cloud computing arrangement implementation costs, net of amortization, of $88.1 million and $63.4 million. When properties are determined to be "held for sale," they are written down to their fair values less the estimated costs to sell, as applicable.

Goodwill and Intangible Assets Goodwill is the excess of the purchase price over the estimated fair value of the assets and liabilities acquired and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. At December 31, 2023 and 2022, we had goodwill of $227.9 million, which is primarily attributable to our Agency Personal Lines business and related to the April 1, 2015, acquisition of a controlling interest in ARX Holding Corp. (ARX). There were no changes to the carrying amount of goodwill during the year ended December 31, 2023.

We evaluate our goodwill for impairment at least annually using a qualitative approach. If events or changes in circumstances indicate that the carrying value of goodwill or intangible assets may not be recoverable, we will evaluate such items for impairment using a quantitative approach.

In 2022, we recorded an impairment loss of $224.8 million, related to the goodwill assigned to the ARX reporting unit of our Property operating segment. As a result of our annual impairment testing, we determined that impairment was necessary given the magnitude of weather events relative to forecasted expectations during the first half of 2022, as well as other factors impacting our plans to restore our Property business to target profitability in a timely fashion. There were no previously recorded goodwill impairment losses on any of the outstanding goodwill.

Intangible assets are non-financial assets lacking physical substance (e.g., customer and agency relationships, trade names, software rights) and represent the future economic benefit of those acquired assets. Amortization expense related to intangible assets was $14.2 million, $31.0 million, and $57.7 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Goodwill and intangible assets are included in other assets in our consolidated balance sheets; the prior-year amounts, which were presented separately on the balance sheet in the prior year, were reclassified into this line item to conform to the current year presentation.

Guaranty Fund Assessments We are subject to state guaranty fund assessments, which provide for the payment of covered claims or other insurance obligations of insurance companies deemed insolvent. These assessments are accrued after a determination of insolvency has occurred, and we have written the premiums on which the assessments will be based. Assessments are expensed when incurred except for assessments that are available for recoupment from policyholders or are eligible to offset premiums taxes payable, which are capitalized to the extent allowable.

Fees and Other Revenues Fees and other revenues primarily represent fees collected from policyholders relating to installment charges in accordance with our bill plans, as well as late payment and insufficient funds fees and revenue from ceding commissions, and are considered a part of our underwriting operations. Fees and other revenues are generally earned when invoiced, except for excess ceding commissions, which are earned over the policy period.

Service Revenues and Expenses Our service businesses provide insurance-related services. Service revenues and expenses from our commission-based businesses are recorded in the period in which they are earned or incurred.

Equity-Based Compensation We issue time-based and performance-based restricted stock unit awards to key members of management as our form of equity compensation and time-based restricted stock awards to non-employee directors. Collectively, we refer to these awards as restricted equity awards. Generally, restricted equity awards are expensed pro rata over their respective vesting periods (i.e., requisite service period), based on the market value of the awards at the time of grant, with accelerated expense for participants who satisfy qualified retirement eligibility. We record an estimate for expected forfeitures of restricted equity awards based on our historical forfeiture rates.

We credit dividend equivalent units to our management restricted equity awards. Dividend equivalent units for both time-based and performance-based awards are based on the amount of common share dividends declared by the Board of Directors, credited to outstanding restricted stock unit awards at the time a dividend is paid to shareholders, and distributed upon, or after, vesting of the underlying award.

The total compensation expense recognized for equity-based compensation for the years ended December 31, was:

(millions)	2023	2022	2021
Pretax expense	$ 121.3	$ 122.7	$ 100.7
Tax benefit[1]	17.0	16.0	14.1

[1]Differs from statutory rate of 21% due to the expected disallowance of certain executive compensation deductions.

Earnings Per Common Share Net income is reduced by preferred share dividends to determine net income available to common shareholders and is used in our calculation of the per common share amounts.

Basic earnings per common share is computed using the weighted average number of common shares outstanding during the reporting period, excluding unvested, non-employee director, time-based restricted stock awards. Diluted earnings per common share includes common stock equivalents assumed outstanding during the period. Our common stock equivalents, which are calculated using the treasury stock method, include the incremental shares assumed to be issued for:
- earned but unvested time-based restricted equity awards, and
- performance-based restricted equity awards that satisfied certain contingency conditions for unvested common stock equivalents during the period and are highly likely to continue to satisfy the conditions until the date of vesting.

For periods when a net loss is reported, earnings per common share are calculated using basic average equivalent common shares since diluted earnings per share would be antidilutive.

Supplemental Cash Flow Information Cash and cash equivalents include bank demand deposits and daily overnight reverse repurchase commitments of funds held in bank demand deposit accounts by certain subsidiaries. The amount of overnight reverse repurchase commitments, which are not considered part of the investment portfolio, held by these subsidiaries at December 31, 2023, 2022, and 2021, were $68.2 million, $125.9 million, and $137.1 million, respectively. Restricted cash and restricted cash equivalents include collateral held against unpaid deductibles and cash that is restricted to pay flood claims under the NFIP's "Write Your Own" program, for which certain subsidiaries are participants.

For the years ended December 31, non-cash activity included the following:

(millions)	2023	2022	2021
Common share dividends[1]	$ 497.9	$ 58.5	$ 58.5
Preferred share dividends[1]	0	13.4	13.4
Operating lease liabilities[2]	114.3	36.2	86.7

[1]Declared but unpaid. See *Note 14 – Dividends* for further discussion.
[2]See *Note 13 – Leases* for further discussion.

For the years ended December 31, we paid the following:

(millions)	2023	2022	2021
Income taxes	$ 820.8	$ 719.0	$ 842.4
Interest	264.9	228.9	224.0
Operating lease liabilities	77.2	82.5	88.6

Commitments and Contingencies   We have certain noncancelable purchase obligations for goods and services with minimum commitments of $1,024.8 million at December 31, 2023, primarily consisting of software licenses, maintenance on information technology equipment, and media placements. Aggregate payments on these obligations for the years ended December 31, were as follows:

(millions)	Payments
2024	$ 780.0
2025	139.5
2026	68.6
2027	26.5
2028	7.8
Thereafter	2.4
Total	$ 1,024.8

In addition, we have several multiple-layer property catastrophe reinsurance contracts with various reinsurers with terms ranging from one to three years; the minimum commitment under these agreements at December 31, 2023, was $291.5 million. Pursuant to these contracts, $282.8 million, $8.1 million, and $0.6 million will be paid in 2024, 2025, and 2026, respectively.

New Accounting Standards

Adopted
We did not adopt any new accounting standards during the year ended December 31, 2023.

Issued
In March 2023, the Financial Accounting Standards Board issued an Accounting Standards Update (ASU), which permits an election to amortize the cost of tax equity investments to the provision for income taxes if certain conditions are met. Currently, these investments are accounted for under the equity method of accounting. This ASU is effective for fiscal years (including interim periods within those fiscal years) beginning after December 15, 2023 (2024 for calendar-year companies). On January 1, 2024, we adopted this standard on the modified retrospective basis. This standard did not have a material impact on our financial condition or results of operations.

2. INVESTMENTS

The following tables present the composition of our investment portfolio by major security type. Our securities are reported in our consolidated balance sheets at fair value. The changes in fair value for our fixed-maturity securities (other than hybrid securities) are reported as a component of accumulated other comprehensive income (loss), net of deferred income taxes, in our consolidated balance sheets. The net holding period gains (losses) reported below represent the inception-to-date changes in fair value for the hybrid and equity securities. The changes in the net holding period gains (losses) between periods are recorded as a component of net realized gains (losses) on securities in our consolidated statements of comprehensive income.

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Holding Period Gains (Losses)	Fair Value	% of Total Fair Value
December 31, 2023						
Available-for-sale securities:						
Fixed maturities:						
U.S. government obligations	$ 37,823.2	$ 204.1	$ (1,157.9)	$ 0	$ 36,869.4	55.9%
State and local government obligations	2,338.4	2.8	(138.4)	0	2,202.8	3.3
Foreign government obligations	17.3	0	(1.0)	0	16.3	0.1
Corporate debt securities	11,446.0	87.2	(332.3)	(17.2)	11,183.7	16.9
Residential mortgage-backed securities	426.9	0.2	(10.0)	0.1	417.2	0.6
Commercial mortgage-backed securities	4,535.2	2.2	(597.7)	0	3,939.7	6.0
Other asset-backed securities	5,667.2	15.7	(107.1)	(0.4)	5,575.4	8.4
Redeemable preferred stocks	187.7	0	(2.4)	(11.6)	173.7	0.3
Total fixed maturities	62,441.9	312.2	(2,346.8)	(29.1)	60,378.2	91.5
Short-term investments	1,789.9	0	0	0	1,789.9	2.7
Total available-for-sale securities	64,231.8	312.2	(2,346.8)	(29.1)	62,168.1	94.2
Equity securities:						
Nonredeemable preferred stocks	977.1	0	0	(75.0)	902.1	1.4
Common equities	706.0	0	0	2,222.4	2,928.4	4.4
Total equity securities	1,683.1	0	0	2,147.4	3,830.5	5.8
Total portfolio[1]	$ 65,914.9	$ 312.2	$ (2,346.8)	$ 2,118.3	$ 65,998.6	100.0%

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Holding Period Gains (Losses)	Fair Value	% of Total Fair Value
December 31, 2022						
Available-for-sale securities:						
Fixed maturities:						
U.S. government obligations	$ 26,770.7	$ 1.4	$ (1,604.7)	$ 0	$ 25,167.4	47.0%
State and local government obligations	2,180.0	0	(202.9)	0	1,977.1	3.7
Foreign government obligations	16.8	0	(1.3)	0	15.5	0.1
Corporate debt securities	10,125.8	9.8	(676.1)	(46.8)	9,412.7	17.6
Residential mortgage-backed securities	696.1	0.3	(17.5)	(12.1)	666.8	1.2
Commercial mortgage-backed securities	5,446.0	1.5	(784.0)	0	4,663.5	8.7
Other asset-backed securities	4,826.0	0.9	(260.5)	(1.8)	4,564.6	8.5
Redeemable preferred stocks	202.6	0	(4.5)	(13.8)	184.3	0.3
Total fixed maturities	50,264.0	13.9	(3,551.5)	(74.5)	46,651.9	87.1
Short-term investments	2,861.7	0	0	0	2,861.7	5.4
Total available-for-sale securities	53,125.7	13.9	(3,551.5)	(74.5)	49,513.6	92.5
Equity securities:						
Nonredeemable preferred stocks	1,364.2	0	0	(151.0)	1,213.2	2.3
Common equities	826.1	0	0	1,995.4	2,821.5	5.2
Total equity securities	2,190.3	0	0	1,844.4	4,034.7	7.5
Total portfolio[1]	$ 55,316.0	$ 13.9	$ (3,551.5)	$ 1,769.9	$ 53,548.3	100.0%

[1] At December 31, 2023 and 2022, we had $45.6 million and $34.4 million, respectively, of net unsettled security transactions included in other assets.

The total fair value of the portfolio at December 31, 2023 and 2022, included $4.2 billion and $4.4 billion, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.

At December 31, 2023, bonds and certificates of deposit in the principal amount of $671.8 million were on deposit to meet state insurance regulatory requirements. We did not hold any securities of any one issuer, excluding U.S. government obligations, with an aggregate cost or fair value exceeding 10% of total shareholders' equity at December 31, 2023 or 2022. At December 31, 2023, we did not hold any debt securities that were non-income producing during the preceding 12 months.

Short-Term Investments Our short-term investments may include commercial paper and other investments that are expected to mature, or are redeemable, within one year.

We did not have any open repurchase or reverse repurchase transaction positions at December 31, 2023 or 2022, and did not enter into any such transactions during 2023. During 2022, we invested in repurchase transactions that had an immaterial impact on our results of operations and cash flows. To the extent we enter into repurchase or reverse repurchase transactions, consistent with past practice, we would elect not to offset these transactions and would report them on a gross basis on our consolidated balance sheets, despite the option to elect to offset these transactions as long as they were with the same counterparty and subject to an enforceable master netting arrangement.

Hybrid Securities Certain securities in our fixed-maturity portfolio are accounted for as hybrid securities because they contain embedded derivatives that are not deemed to be clearly and closely related to the host investments. These securities are reported at fair value at December 31:

(millions)	2023	2022
Fixed Maturities:		
Corporate debt securities	$ 531.3	$ 535.4
Residential mortgage-backed securities	323.9	509.6
Other asset-backed securities	13.9	42.0
Redeemable preferred stocks	141.2	134.7
Total hybrid securities	$ 1,010.3	$ 1,221.7

Since the embedded derivatives (e.g., change-in-control put option, debt-to-equity conversion, or any other feature unrelated to the credit quality or risk of default of the issuer that could impact the amount or timing of our expected future cash flows) do not have observable intrinsic values, we use the fair value option to record the changes in fair value of these securities through income as a component of net realized gains (losses).

Fixed Maturities The composition of fixed maturities by maturity at December 31, 2023, was:

(millions)	Cost	Fair Value
Less than one year	$ 9,782.8	$ 9,566.2
One to five years	37,948.6	36,796.2
Five to ten years	14,637.1	13,942.5
Ten years or greater	73.4	73.3
Total	$ 62,441.9	$ 60,378.2

Asset-backed securities are classified in the maturity distribution table based upon their projected cash flows. All other securities that do not have a single maturity date are reported based upon expected average maturity. Contractual maturities may differ from expected maturities because the issuers of the securities may have the right to call or prepay obligations.

Gross Unrealized Losses The following tables show the composition of gross unrealized losses by major security type and by the length of time that individual securities have been in a continuous unrealized loss position:

($ in millions)	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months No. of Sec.	Fair Value	Gross Unrealized Losses	12 Months or Greater No. of Sec.	Fair Value	Gross Unrealized Losses
December 31, 2023									
U.S. government obligations	147	$ 28,225.0	$ (1,157.9)	25	$ 11,890.0	$ (100.0)	122	$ 16,335.0	$ (1,057.9)
State and local government obligations	324	1,846.2	(138.4)	31	169.9	(0.9)	293	1,676.3	(137.5)
Foreign government obligations	1	16.3	(1.0)	0	0	0	1	16.3	(1.0)
Corporate debt securities	313	6,642.4	(332.3)	26	617.2	(14.7)	287	6,025.2	(317.6)
Residential mortgage-backed securities	39	88.4	(10.0)	2	0.4	0	37	88.0	(10.0)
Commercial mortgage-backed securities	189	3,912.2	(597.7)	1	30.7	(2.5)	188	3,881.5	(595.2)
Other asset-backed securities	207	3,299.1	(107.1)	41	639.4	(1.2)	166	2,659.7	(105.9)
Redeemable preferred stocks	3	32.5	(2.4)	0	0	0	3	32.5	(2.4)
Total fixed maturities	1,223	$ 44,062.1	$ (2,346.8)	126	$ 13,347.6	$ (119.3)	1,097	$ 30,714.5	$ (2,227.5)

($ in millions)	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater		
				No. of Sec.	Fair Value	Gross Unrealized Losses	No. of Sec.	Fair Value	Gross Unrealized Losses
December 31, 2022									
U.S. government obligations	160	$ 24,802.5	$ (1,604.7)	90	$ 17,327.2	$ (699.2)	70	$ 7,475.3	$ (905.5)
State and local government obligations	348	1,948.8	(202.9)	239	1,124.2	(76.8)	109	824.6	(126.1)
Foreign government obligations	1	15.5	(1.3)	0	0	0	1	15.5	(1.3)
Corporate debt securities	422	8,449.6	(676.1)	285	5,717.6	(426.1)	137	2,732.0	(250.0)
Residential mortgage-backed securities	45	151.0	(17.5)	27	65.1	(6.8)	18	85.9	(10.7)
Commercial mortgage-backed securities	226	4,651.1	(784.0)	99	1,702.0	(192.1)	127	2,949.1	(591.9)
Other asset-backed securities	262	4,247.8	(260.5)	130	2,144.8	(100.9)	132	2,103.0	(159.6)
Redeemable preferred stocks	4	49.6	(4.5)	3	38.5	(3.1)	1	11.1	(1.4)
Total fixed maturities	1,468	$ 44,315.9	$ (3,551.5)	873	$ 28,119.4	$ (1,505.0)	595	$ 16,196.5	$ (2,046.5)

A review of the securities in an unrealized loss position indicated that the issuers were current with respect to their interest obligations and that there was no evidence of deterioration of the current cash flow projections that would indicate we would not receive the remaining principal at maturity.

We had 29 securities in fixed-maturity sectors, other than U.S. government obligations, that had their credit ratings downgraded, with a combined fair value of $447.9 million and an unrealized loss of $59.0 million as of December 31, 2023. Additionally, during 2023, the credit ratings of our U.S. government obligations were downgraded to AA+ from AAA due to downgrades by two major credit rating agencies.

Allowance For Credit and Uncollectible Losses We are required to measure the amount of potential credit losses for all fixed-maturity securities in an unrealized loss position. We did not record any allowances for credit losses or any write-offs for amounts deemed to be uncollectible during 2023 or 2022 and did not have a material credit loss allowance balance as of December 31, 2023 or 2022. We considered several factors and inputs related to the individual securities as part of our analysis. The methodology and significant inputs used to measure the amount of credit losses in our portfolio included:
- current performance indicators on the business model or underlying assets (e.g., delinquency rates, foreclosure rates, and default rates);
- credit support (via current levels of subordination);
- historical credit ratings; and
- updated cash flow expectations based upon these performance indicators.

In order to determine the amount of credit loss, if any, we initially reviewed securities in a loss position to determine whether it was likely that we would be required, or intended, to sell any of the securities prior to the recovery of their respective cost bases (which could be maturity). If we were likely to, or intended to, sell prior to a potential recovery, we would write off the unrealized loss. For those securities that we determined

we were not likely to, or did not intend to, sell prior to a potential recovery, we performed additional analysis to determine if the loss was credit related. For securities subject to credit related loss, we calculated the net present value (NPV) of the cash flows expected (i.e., expected recovery value) using the current book yield for each security. The NPV was then compared to the security's current amortized value to determine if a credit loss existed. In the event that the NPV was below the amortized value, and the amount was determined to be material on any specific security, or in the aggregate, a credit loss would be deemed to exist, and either an allowance for credit losses would be created, or if an allowance currently existed, either a recovery of the previous allowance, or an incremental loss, would be recorded to net realized gains (losses) on securities.

As of December 31, 2023 and 2022, we believe that none of the unrealized losses were related to material credit losses on any specific securities, or in the aggregate. We continue to expect all the securities in our portfolio to pay their principal and interest obligations.

In addition, we reviewed our accrued investment income outstanding on those securities in an unrealized loss position at December 31, 2023 and 2022, to determine if the accrued interest amounts were determined to be uncollectible. Based on our analysis, we believe the issuers have sufficient liquidity and capital reserves to meet their current interest, and future principal, obligations and, therefore, did not write off any accrued income as uncollectible at December 31, 2023 or 2022.

Realized Gains (Losses) The components of net realized gains (losses) for the years ended December 31, were:

(millions)	2023	2022	2021
Gross realized gains on security sales			
Available-for-sale securities:			
U.S. government obligations	$ 12.1	$ 10.8	$ 105.8
State and local government obligations	0	0	51.2
Corporate and other debt securities	1.0	8.7	104.0
Residential mortgage-backed securities	0.9	0.7	0.3
Commercial mortgage-backed securities	0	0	41.9
Other asset-backed securities	0	0.2	1.2
Redeemable preferred stocks	0	0	1.5
Total available-for-sale securities	14.0	20.4	305.9
Equity securities:			
Nonredeemable preferred stocks	0.3	17.6	28.0
Common equities	381.0	846.1	369.6
Total equity securities	381.3	863.7	397.6
Subtotal gross realized gains on security sales	395.3	884.1	703.5
Gross realized losses on security sales			
Available-for-sale securities:			
U.S. government obligations	(64.6)	(433.3)	(52.0)
State and local government obligations	0	(1.0)	(3.4)
Foreign government obligations	0	0	(0.1)
Corporate and other debt securities	(85.7)	(88.3)	(8.3)
Residential mortgage-backed securities	0	0	(1.1)
Commercial mortgage-backed securities	(106.8)	(72.4)	(1.9)
Other asset-backed securities	(5.6)	(4.4)	(0.6)
Short-term investments	(0.4)	(0.4)	0
Total available-for-sale securities	(263.1)	(599.8)	(67.4)
Equity securities:			
Nonredeemable preferred stocks	(118.3)	(9.8)	(1.7)
Common equities	(21.8)	(78.0)	(20.1)
Total equity securities	(140.1)	(87.8)	(21.8)
Subtotal gross realized losses on security sales	(403.2)	(687.6)	(89.2)
Net realized gains (losses) on security sales			
Available-for-sale securities:			
U.S. government obligations	(52.5)	(422.5)	53.8
State and local government obligations	0	(1.0)	47.8
Foreign government obligations	0	0	(0.1)
Corporate and other debt securities	(84.7)	(79.6)	95.7
Residential mortgage-backed securities	0.9	0.7	(0.8)
Commercial mortgage-backed securities	(106.8)	(72.4)	40.0
Other asset-backed securities	(5.6)	(4.2)	0.6
Redeemable preferred stocks	0	0	1.5
Short-term investments	(0.4)	(0.4)	0
Total available-for-sale securities	(249.1)	(579.4)	238.5
Equity securities:			
Nonredeemable preferred stocks	(118.0)	7.8	26.3
Common equities	359.2	768.1	349.5
Total equity securities	241.2	775.9	375.8
Subtotal net realized gains (losses) on security sales	(7.9)	196.5	614.3
Other assets			
Gain	21.6	0	0
Impairment	(9.0)	(8.6)	(5.0)
Subtotal net realized gains (losses) on other assets	12.6	(8.6)	(5.0)
Net holding period gains (losses)			
Hybrid securities	45.4	(82.0)	(7.7)
Equity securities	303.0	(2,018.1)	907.6
Subtotal net holding period gains (losses)	348.4	(2,100.1)	899.9
Total net realized gains (losses) on securities	$ 353.1	$ (1,912.2)	$ 1,509.2

During 2023 and 2022, the gross gains in common equities reflected sales of securities, as part of our plan to incrementally reduce risk in the portfolio in response to our then-current views of the potential for a more difficult economic environment in both years, while during 2021, the gross gains in common equities primarily reflected the sale of common stocks held outside of our indexed portfolio. During 2023, the gross losses were primarily related to: i) commercial mortgage-backed securities, as we reduced certain positions that we believed would be sensitive to potential future economic uncertainty; ii) corporate debt securities, as we sold some longer duration securities that had less attractive risk/reward profiles; and

iii) nonredeemable preferred stocks, predominantly due to the sale of certain holdings in U.S. bank preferred stocks. During 2022, we sold U.S. Treasury Notes to shorten duration and for tax planning purposes and recognized a gross loss on the sales. The other asset gain for 2023, related to proceeds received as the result of litigation in conjunction with three renewable energy investments we made from 2016 through 2018 (the original investments were previously written down in full). The other asset impairment loss for all three years was recorded as a result of our investment in a federal tax credit fund, which was entered into during the second quarter 2021, and is reported in other assets in our consolidated balance sheets.

The following table reflects our holding period realized gains (losses) recognized on equity securities held at the respective periods ended December 31:

(millions)	2023	2022	2021
Total net gains (losses) recognized during the period on equity securities	$ 544.2	$ (1,242.2)	$ 1,283.4
Less: Net gains (losses) recognized on equity securities sold during the period	241.2	775.9	375.8
Net holding period gains (losses) recognized during the period on equity securities held at period end	$ 303.0	$ (2,018.1)	$ 907.6

Net Investment Income The components of net investment income for the years ended December 31, were:

(millions)	2023	2022	2021
Available-for-sale securities:			
Fixed maturities:			
U.S. government obligations	$ 864.0	$ 339.1	$149.5
State and local government obligations	47.6	39.7	44.1
Foreign government obligations	0.2	0.2	0.1
Corporate debt securities	365.4	288.8	301.1
Residential mortgage-backed securities	28.7	31.6	11.9
Commercial mortgage-backed securities	196.1	190.6	143.0
Other asset-backed securities	192.5	174.6	64.1
Redeemable preferred stocks	11.1	11.4	9.5
Total fixed maturities	1,705.6	1,076.0	723.3
Short-term investments	92.4	53.6	3.1
Total available-for-sale securities	1,798.0	1,129.6	726.4
Equity securities:			
Nonredeemable preferred stocks	51.4	70.2	70.3
Common equities	42.4	60.5	64.2
Total equity securities	93.8	130.7	134.5
Investment income	1,891.8	1,260.3	860.9
Investment expenses	(26.2)	(24.3)	(25.5)
Net investment income	$1,865.6	$1,236.0	$835.4

On a year-over-year basis, investment income (interest and dividends) increased 50% in 2023, compared to 2022, and increased 46% in 2022, compared to 2021, primarily due to increases during the periods in interest rates on floating-rate securities in our portfolio and purchases of new investments with higher coupon rates.

The recurring investment book yield increased 29% in 2023, compared to 2022, and increased 26% in 2022, compared to 2021, reflecting investing new cash and cash from maturities in higher interest rate securities given the rising interest rate environment in both periods.

3. FAIR VALUE

We have categorized our financial instruments, based on the degree of subjectivity inherent in the method by which they are valued, into a fair value hierarchy of three levels, as follows:

- *Level 1*: Inputs are unadjusted, quoted prices in active markets for identical instruments at the measurement date (e.g., U.S. government obligations, which are continually priced on a daily basis, active exchange-traded equity securities, and certain short-term securities).

- *Level 2*: Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly (e.g., certain corporate and municipal bonds and certain preferred stocks). This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- *Level 3*: Inputs that are unobservable. Unobservable inputs reflect our subjective evaluation about the assumptions market participants would use in pricing the financial instrument (e.g., certain structured securities and privately held investments).

Determining the fair value of the investment portfolio is the responsibility of management. As part of the responsibility, we evaluate whether a market is distressed or inactive in determining the fair value for our portfolio. We review certain market level inputs to evaluate whether sufficient activity, volume, and new issuances exist to create an active market. Based on this evaluation, we concluded that there was sufficient activity related to the sectors and securities for which we obtained valuations.

The composition of the investment portfolio by major security type and our outstanding debt was:

(millions)	Fair Value				
	Level 1	Level 2	Level 3	Total	Cost
December 31, 2023					
Fixed maturities:					
U.S. government obligations	$ 36,869.4	$ 0	$ 0	$ 36,869.4	$ 37,823.2
State and local government obligations	0	2,202.8	0	2,202.8	2,338.4
Foreign government obligations	0	16.3	0	16.3	17.3
Corporate debt securities	0	11,180.7	3.0	11,183.7	11,446.0
Subtotal	36,869.4	13,399.8	3.0	50,272.2	51,624.9
Asset-backed securities:					
Residential mortgage-backed	0	417.2	0	417.2	426.9
Commercial mortgage-backed	0	3,939.7	0	3,939.7	4,535.2
Other asset-backed	0	5,575.4	0	5,575.4	5,667.2
Subtotal asset-backed securities	0	9,932.3	0	9,932.3	10,629.3
Redeemable preferred stocks:					
Financials	0	23.1	0	23.1	24.5
Utilities	0	9.4	0	9.4	10.4
Industrials	0	141.2	0	141.2	152.8
Subtotal redeemable preferred stocks	0	173.7	0	173.7	187.7
Total fixed maturities	36,869.4	23,505.8	3.0	60,378.2	62,441.9
Short-term investments	1,757.0	32.9	0	1,789.9	1,789.9
Total available-for-sale securities	38,626.4	23,538.7	3.0	62,168.1	64,231.8
Equity securities:					
Nonredeemable preferred stocks:					
Financials	0	802.7	49.2	851.9	922.1
Utilities	0	35.4	0	35.4	40.0
Industrials	0	0	14.8	14.8	15.0
Subtotal nonredeemable preferred stocks	0	838.1	64.0	902.1	977.1
Common equities:					
Common stocks	2,885.3	0	22.5	2,907.8	685.4
Other risk investments	0	0	20.6	20.6	20.6
Subtotal common equities	2,885.3	0	43.1	2,928.4	706.0
Total equity securities	2,885.3	838.1	107.1	3,830.5	1,683.1
Total portfolio	$ 41,511.7	$ 24,376.8	$ 110.1	$ 65,998.6	$ 65,914.9
Debt	$ 0	$ 6,431.3	$ 0	$ 6,431.3	$ 6,888.6

(millions)	Level 1	Level 2	Level 3	Total	Cost
		Fair Value			
December 31, 2022					
Fixed maturities:					
U.S. government obligations	$ 25,167.4	$ 0	$ 0	$ 25,167.4	$ 26,770.7
State and local government obligations	0	1,977.1	0	1,977.1	2,180.0
Foreign government obligations	0	15.5	0	15.5	16.8
Corporate debt securities	0	9,412.7	0	9,412.7	10,125.8
Subtotal	25,167.4	11,405.3	0	36,572.7	39,093.3
Asset-backed securities:					
Residential mortgage-backed	0	666.8	0	666.8	696.1
Commercial mortgage-backed	0	4,663.5	0	4,663.5	5,446.0
Other asset-backed	0	4,564.6	0	4,564.6	4,826.0
Subtotal asset-backed securities	0	9,894.9	0	9,894.9	10,968.1
Redeemable preferred stocks:					
Financials	0	40.5	0	40.5	43.6
Utilities	0	9.1	0	9.1	10.5
Industrials	9.2	125.5	0	134.7	148.5
Subtotal redeemable preferred stocks	9.2	175.1	0	184.3	202.6
Total fixed maturities	25,176.6	21,475.3	0	46,651.9	50,264.0
Short-term investments	2,800.7	61.0	0	2,861.7	2,861.7
Total available-for-sale securities	27,977.3	21,536.3	0	49,513.6	53,125.7
Equity securities:					
Nonredeemable preferred stocks:					
Financials	39.0	994.4	67.4	1,100.8	1,244.2
Utilities	0	71.2	0	71.2	79.9
Industrials	0	24.8	16.4	41.2	40.1
Subtotal nonredeemable preferred stocks	39.0	1,090.4	83.8	1,213.2	1,364.2
Common equities:					
Common stocks	2,783.4	0	18.3	2,801.7	806.3
Other risk investments	0	0	19.8	19.8	19.8
Subtotal common equities	2,783.4	0	38.1	2,821.5	826.1
Total equity securities	2,822.4	1,090.4	121.9	4,034.7	2,190.3
Total portfolio	$ 30,799.7	$ 22,626.7	$ 121.9	$ 53,548.3	$ 55,316.0
Debt	$ 0	$ 5,717.9	$ 0	$ 5,717.9	$ 6,388.3

Our portfolio valuations, excluding short-term investments, classified as either Level 1 or Level 2 in the above tables are priced exclusively by external sources, including pricing vendors, dealers/market makers, and exchange-quoted prices.

Our short-term investments classified as Level 1 are highly liquid, actively marketed, and have a very short duration, primarily 90 days or less to redemption. These securities are held at their original cost, adjusted for any accretion of discount, since that value very closely approximates what an active market participant would be willing to pay for such securities. The remainder of our short-term investments are classified as Level 2 and are not priced externally since these securities continually trade at par value. These securities are classified as Level 2 since they are primarily longer-dated securities issued by municipalities that contain either liquidity facilities or mandatory put features within one year.

At December 31, 2023, vendor-quoted prices represented 93% of our Level 1 classifications (excluding short-term investments), compared to 90% at December 31, 2022. The securities quoted by vendors in Level 1 primarily represent our holdings in U.S. Treasury Notes, which are frequently traded and the quotes are considered similar to exchange-traded quotes. The balance of our Level 1 pricing comes from quotes obtained directly from trades made on active exchanges. All Level 1 preferred stocks with active exchange quotes were sold during 2023.

At December 31, 2023, vendor-quoted prices comprised 100% of our Level 2 classifications (excluding short-term investments and common stock), compared to 98% at year-end 2022; the remaining 2% at December 31, 2022, were dealer-quoted prices. In our process for selecting a source (e.g., dealer or pricing service) to provide pricing for securities in our portfolio, we reviewed documentation from the sources that detailed the pricing techniques and methodologies used by these sources and determined if their policies adequately considered market activity, either based on specific transactions for the particular security type or based on modeling of securities with similar credit quality, duration, yield, and structure that were recently transacted. Once a source is chosen, we continue to monitor any changes or modifications to their processes by reviewing their documentation on internal controls for pricing and market reviews. We review quality control measures of our sources as they become available to determine if any significant changes have occurred from period to period that might indicate issues or concerns regarding their evaluation or market coverage.

As part of our pricing procedures, we obtain quotes from more than one source to help us fully evaluate the market price of securities. However, our internal pricing policy is to use a consistent source for individual securities in order to maintain the integrity of our valuation process. Quotes obtained from the sources are not considered binding offers to transact. Under our policy, when a review of the valuation received from our selected source appears to be outside of what is considered market level activity (which is defined as trading at spreads or yields significantly different than those of comparable securities or outside the general sector level movement without a reasonable explanation), we may use an alternate source's price. To the extent we determine that it may be prudent to substitute one source's price for another, we will contact the initial source to obtain an understanding of the factors that may be contributing to the significant price variance.

To allow us to determine if our initial source is providing a price that is outside of a reasonable range, we review our portfolio pricing on a weekly basis. When necessary, we challenge prices from our sources when a price provided does not match our expectations based on our evaluation of market trends and activity. Initially, we perform a review of our portfolio by sector to identify securities whose prices appear outside of a reasonable range. We then perform a more detailed review of fair values for securities disclosed as Level 2. We review dealer bids and quotes for these and/or similar securities to determine the market level context for our valuations. We then evaluate inputs relevant for each class of securities disclosed in the preceding hierarchy tables.

For our structured debt securities, including commercial, residential, and other asset-backed securities, we evaluate available market-related data for these and similar securities related to collateral, delinquencies, and defaults for historical trends and reasonably estimable projections, as well as historical prepayment rates and current prepayment assumptions and cash flow estimates. We further stratify each class of our structured debt securities into more finite sectors (e.g., planned amortization class, first pay, second pay, senior, subordinated, etc.) and use duration, credit quality, and coupon to determine if the fair value is appropriate.

For our corporate debt and preferred stock (redeemable and nonredeemable) portfolios, as well as the notes issued by The Progressive Corporation (see *Note 4 – Debt*), we review securities by duration, coupon, and credit quality, as well as changes in interest rate and credit spread movements within that stratification. The review also includes recent trades, including: volume traded at various levels that establish a market; issuer specific fundamentals; and industry specific economic news as it comes to light.

For our municipal securities (e.g., general obligations, revenue, and housing), we stratify the portfolio to evaluate securities by type, coupon, credit quality, and duration to review price changes relative to credit spread and interest rate changes. Additionally, we look at economic data as it relates to geographic location as an indication of price-to-call or maturity predictors. For municipal housing securities, we look at changes in cash flow projections, both historical and reasonably estimable projections, to understand yield changes and their effect on valuation.

For short-term securities, we look at acquisition price relative to the coupon or yield. Since our short-term securities are typically 90 days or less to maturity, with the majority listed in Level 2 being 30 days or less to redemption, we believe that acquisition price is the best estimate of fair value.

We also review data assumptions as supplied by our sources to determine if that data is relevant to current market conditions. In addition, we independently review each sector for transaction volumes, new issuances, and changes in spreads, as well as the overall movement of interest rates along the yield curve to determine if sufficient activity and liquidity exists to provide a credible source for our market valuations.

During each valuation period, we create internal estimations of portfolio valuation (performance returns), based on current market-related activity (i.e., interest rate and credit spread movements and other credit-related factors) within each major sector of our portfolio. We compare our internally generated portfolio results with those generated based on quotes we receive externally and research material valuation differences. We compare our results to index returns for each major sector adjusting for duration and credit quality differences to better understand our portfolio's results. Additionally, we review on a monthly basis our external sales transactions and compare the actual final market sales prices to previous market valuation prices. This review provides us further validation that our pricing sources are providing market level prices, since we are able to explain significant price changes (i.e., greater than 2%) as known events occur in the marketplace and affect a particular security's price at sale.

This analysis provides us with additional comfort regarding the source's process, the quality of its review, and its willingness to improve its analysis based on feedback from clients. We believe this effort helps ensure that we are reporting the most representative fair values for our securities.

After all the valuations are received and our review of Level 2 securities is complete, if the inputs used by vendors are determined to not contain sufficient observable market information, we will reclassify the affected securities to Level 3.

Except as described below, our Level 3 securities are priced externally; however, due to several factors (e.g., nature of the securities, level of activity, and lack of similar securities trading to obtain observable market level inputs), these valuations are more subjective in nature.

To the extent we receive prices from external sources (e.g., broker, valuation firm) for the Level 3 securities, we review those prices for reasonableness using internally developed assumptions and then compare our derived prices to the prices received from the external sources. Based on our review, all prices received from external sources for 2023 remained unadjusted.

If we do not receive prices from an external source, we perform an internal fair value comparison, which includes a review and analysis of market comparable securities, to determine if fair value changes are needed. Based on this analysis, certain private equity investments included in the Level 3 category remain valued at cost or were priced using a recent transaction as the basis for fair value. At least annually, these private equity investments are priced by an external source.

Our Level 3 other risk investments include securities accounted for under the equity method of accounting and, therefore, are not subject to fair value reporting. Since these securities represent less than 0.1% of our total portfolio, we will continue to include them in our Level 3 disclosures and report the activity from these investments as "other" changes in the summary of changes in fair value tables and categorize these securities as "pricing exemption securities" in the quantitative information tables.

During the fourth quarter 2023, we purchased a privately held fixed-maturity security that is classified as a Level 3 investment. At December 31, 2022, we did not have any securities in our fixed-maturity portfolio listed as Level 3.

During 2023, there were no material assets or liabilities measured at fair value on a nonrecurring basis. During 2022, we determined that the fair value of goodwill related to our ARX reporting unit was less than the carrying value and we wrote down $224.8 million of our total goodwill asset. No other material assets or liabilities were measured at fair value during 2022.

Due to the relative size of the Level 3 securities' fair values compared to the total portfolio's fair value, any changes in pricing methodology would not have a significant change in valuation that would materially impact net or comprehensive income.

The following tables provide a summary of changes in fair value associated with Level 3 assets for the years ended December 31, 2023 and 2022:

	Level 3 Fair Value							
(millions)	Fair Value at Dec. 31, 2022	Calls/ Maturities/ Paydowns/ Other	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation	Net Transfers In (Out)	Fair Value at Dec. 31, 2023
Fixed maturities:								
Corporate debt securities	$ 0	$ 0	$ 3.0	$ 0	$ 0	$ 0	$ 0	$ 3.0
Equity securities:								
Nonredeemable preferred stocks:								
Financials	67.4	(8.1)	1.0	0	0	(11.1)	0	49.2
Industrials	16.4	0	0	0	0	(1.6)	0	14.8
Common equities:								
Common stocks	18.3	8.1	0	(10.0)	8.9	(2.8)	0	22.5
Other risk investments	19.8	0.8	0	0	0	0	0	20.6
Total Level 3 securities	$ 121.9	$ 0.8	$ 4.0	$ (10.0)	$ 8.9	$ (15.5)	$ 0	$ 110.1

	Level 3 Fair Value							
(millions)	Fair Value at Dec. 31, 2021	Calls/ Maturities/ Paydowns/ Other	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation	Net Transfers In (Out)[1]	Fair Value at Dec. 31, 2022
Equity securities:								
Nonredeemable preferred stocks:								
Financials	$ 76.4	$ 0	$ 2.5	$ (15.0)	$ (17.2)	$ 20.7	$ 0	$ 67.4
Industrials	34.4	(0.5)	0	0	0	(17.5)	0	16.4
Common equities:								
Common stocks	0	0	0	0	0	0	18.3	18.3
Other risk investments	16.9	2.9	0	0	0	0	0	19.8
Total Level 3 securities	$ 127.7	$ 2.4	$ 2.5	$ (15.0)	$ (17.2)	$ 3.2	$ 18.3	$ 121.9

[1]The security was transferred into Level 3 due to a lack of observable market level inputs.

The following tables provide a summary of the quantitative information about Level 3 fair value measurements for our applicable securities at December 31:

			Quantitative Information about Level 3 Fair Value Measurements			
($ in millions)		Fair Value at Dec. 31, 2023	Valuation Technique	Unobservable Input	Range of Input Values Increase (Decrease)	Weighted Average Increase (Decrease)
Fixed maturities:						
Corporate debt securities	$	3.0	Market comparables	Weighted average market capitalization price change %	0.3% to 7.7%	2.6%
Equity securities:						
Nonredeemable preferred stocks		64.0	Market comparables	Weighted average market capitalization price change %	17.2% to 39.7%	21.7%
Common stocks		22.5	Market comparables	Weighted average market capitalization price change %	(45.8)% to 95.6%	39.7%
Subtotal Level 3 securities		89.5				
Pricing exemption securities		20.6				
Total Level 3 securities	$	110.1				

			Quantitative Information about Level 3 Fair Value Measurements			
($ in millions)		Fair Value at Dec. 31, 2022	Valuation Technique	Unobservable Input	Range of Input Values Increase (Decrease)	Weighted Average Increase (Decrease)
Equity securities:						
Nonredeemable preferred stocks	$	83.8	Market comparables	Weighted average market capitalization price change %	(0.6)% to 19.9%	10.5%
Common stocks		18.3	Market comparables	Weighted average market capitalization price change %	(42.5)% to 59.1%	0.3%
Subtotal Level 3 securities		102.1				
Pricing exemption securities		19.8				
Total Level 3 securities	$	121.9				

4. DEBT

Debt at December 31, consisted of:

(millions)	2023 Carrying Value	2023 Fair Value	2022 Carrying Value	2022 Fair Value
2.45% Senior Notes due 2027 (issued: $500.0, August 2016)	$ 498.6	$ 468.9	$ 498.2	$ 457.7
2.50% Senior Notes due 2027 (issued: $500.0, March 2022)	498.1	469.1	497.5	460.3
6 5/8% Senior Notes due 2029 (issued: $300.0, March 1999)	297.8	328.7	297.5	326.8
4.00% Senior Notes due 2029 (issued: $550.0, October 2018)	546.9	542.6	546.4	527.8
3.20% Senior Notes due 2030 (issued: $500.0, March 2020)	497.3	462.2	496.9	448.6
3.00% Senior Notes due 2032 (issued: $500.0, March 2022)	496.3	446.0	495.9	438.1
6.25% Senior Notes due 2032 (issued: $400.0, November 2002)	396.7	445.6	396.4	435.4
4.95% Senior Notes due 2033 (issued: $500.0, May 2023)	496.4	513.0	0	0
4.35% Senior Notes due 2044 (issued: $350.0, April 2014)	347.0	314.2	346.9	298.4
3.70% Senior Notes due 2045 (issued: $400.0, January 2015)	395.9	325.1	395.7	310.2
4.125% Senior Notes due 2047 (issued: $850.0, April 2017)	842.3	756.2	842.1	716.2
4.20% Senior Notes due 2048 (issued: $600.0, March 2018)	590.6	534.1	590.4	507.0
3.95% Senior Notes due 2050 (issued: $500.0, March 2020)	491.1	422.3	490.9	404.9
3.70% Senior Notes due 2052 (issued: $500.0, March 2022)	493.6	403.3	493.5	386.5
Total	$6,888.6	$6,431.3	$6,388.3	$5,717.9

All of the outstanding debt was issued by The Progressive Corporation and includes amounts that were borrowed for general corporate purposes, which may include contributions to the capital of its insurance subsidiaries, payments of debt at maturity, or may be used, or made available for use, for other business purposes. Fair values for these debt instruments are obtained from external sources. There are no restrictive financial covenants or credit rating triggers on the outstanding debt.

Interest on all debt is payable semiannually at the stated rates. All principal is due at the stated maturity. Each note is redeemable, in whole or in part, at any time; however, the redemption price will equal the greater of the principal amount of the note or a "make whole" amount calculated by reference to the present values of remaining scheduled principal and interest payments under the note. There was no short-term debt outstanding at December 31, 2023 or 2022.

We issued $500 million of 4.95% Senior Notes due 2033 in May 2023, in an underwritten public offering. The net proceeds from the issuance, after deducting underwriters' discounts, commissions, and other issuance costs, were approximately $496.3 million.

Aggregate required principal payments on debt outstanding at December 31, 2023, were as follows:

(millions)	Payments
2024	$ 0
2025	0
2026	0
2027	1,000.0
2028	0
Thereafter	5,950.0
Total	$ 6,950.0

Prior to certain issuances of our debt securities, we entered into forecasted transactions to hedge against possible rises in interest rates. When the contracts were closed upon the issuance of the applicable debt securities, we recognized the unrealized gains (losses) on these contracts as part of accumulated other comprehensive income (see *Note 1 – Reporting and Accounting Policies, Investments* for further discussion). These unrealized gains (losses) are being amortized as adjustments to interest expense over the life of the related notes.

The following table shows the original gain (loss) recognized at debt issuance and the unamortized balance at December 31, 2023, on a pretax basis:

(millions)	Unrealized Gain (Loss) at Issuance	Unamortized Balance at December 31, 2023
6 5/8% Senior Notes due 2029	$ (4.2)	$ (1.5)
6.25% Senior Notes due 2032	5.1	2.6
4.35% Senior Notes due 2044	(1.6)	(1.3)
3.70% Senior Notes due 2045	(12.9)	(10.5)
4.125% Senior Notes due 2047	(8.0)	(7.0)

We reclassified $0.6 million in 2023, $0.5 million in 2022, and $0.9 million in 2021, of net pretax unrealized losses from accumulated other comprehensive income to interest expense on our closed debt issuance cash flow hedges.

During 2023, The Progressive Corporation amended its line of credit with PNC Bank, National Association (PNC), to increase the maximum principal amount to $300 million from the previous amount of $250 million and extend the expiration date to April 30, 2024. Subject to the terms and conditions of the line of credit documents, advances under the line of credit, if any, will bear interest at a variable rate equal to the 1-month term Secured Overnight Financing Rate (SOFR) plus 1.10%. Each advance must be repaid on the 30th day after the date of the advance or, if earlier, on April 30, 2024, the expiration date of the line of credit. Prepayments are permitted without penalty. The line of credit is uncommitted and, as such, all advances are subject to PNC's discretion. We had no borrowings under either line of credit in 2023 or 2022.

5. INCOME TAXES

The components of our income tax provision for the years ended December 31, were as follows:

(millions)	2023	2022	2021
Current tax provision			
Federal	$ 1,102.5	$ 733.2	$ 739.5
State	18.7	12.7	20.7
Deferred tax expense (benefit)			
Federal	(119.9)	(528.7)	98.6
State	0	(16.6)	0.3
Total income tax provision	$ 1,001.3	$ 200.6	$ 859.1

The provision for income taxes in the consolidated statements of comprehensive income differed from the statutory rate for the years ended December 31, as follows:

	2023		2022		2021	
(millions)	Expense (Benefit)	Rate Impact	Expense (Benefit)	Rate Impact	Expense (Benefit)	Rate Impact
Income before income taxes	$4,903.7		$922.1		$4,210.0	
Tax at statutory federal rate	$1,029.8	21%	$193.6	21%	$ 884.1	21%
Tax effect of:						
Stock-based compensation	(21.7)	(1)	(18.1)	(2)	(19.4)	(1)
Tax credits	(16.4)	0	(14.8)	(2)	(9.9)	0
Tax-preferenced investment income	(10.2)	0	(12.7)	(1)	(13.2)	0
State income taxes, net of federal taxes	14.7	0	(3.1)	0	16.6	0
Nondeductible compensation expense	9.8	0	11.1	1	8.4	0
Tax-deductible dividends	(4.8)	0	(1.8)	0	(9.4)	0
Goodwill impairment[1]	0	0	47.2	5	0	0
Other items, net	0.1	0	(0.8)	0	1.9	0
Total income tax provision	$1,001.3	20%	$200.6	22%	$ 859.1	20%

[1] The ARX acquisition did not create goodwill for income tax purposes. As a result, the impairment was not deductible for income tax purposes.

Deferred income taxes reflect the tax effects of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The following table shows the components of the net deferred tax assets and liabilities at December 31:

(millions)	2023	2022
Federal deferred income tax assets:		
Unearned premiums reserve	$ 836.0	$ 719.2
Net unrealized losses on fixed-maturity securities	427.3	742.9
Loss and loss adjustment expense reserves	292.7	239.9
Non-deductible accruals	238.2	225.9
Software development costs	66.0	37.8
Operating lease liabilities	37.2	28.8
Hedges on forecasted transactions	3.7	3.8
Investment basis differences	0.2	17.0
Other	13.4	12.7
Federal deferred income tax liabilities:		
Net holding period gains on equity securities	(451.0)	(387.3)
Deferred acquisition costs	(354.4)	(324.3)
Property and equipment	(88.4)	(97.0)
Operating lease assets	(37.2)	(28.8)
Loss and loss adjustment expense reserve transition adjustment	(15.9)	(24.1)
Intangible assets	(8.7)	(11.1)
Prepaid expenses	(6.2)	(6.5)
Other	(16.9)	(17.4)
Net federal deferred income taxes	936.0	1,131.5
State deferred income tax assets[1]	39.9	42.2
State deferred income tax liabilities[1]	0	0
Total	$ 975.9	$ 1,173.7

[1]State deferred assets and liabilities are recorded in other assets and accounts payable, accrued expenses, and other liabilities, respectively, on our consolidated balance sheets.

Although realization of the deferred tax assets is not assured, management believes that it is more likely than not that the deferred tax assets will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes and, therefore, no valuation allowance was needed at December 31, 2023 or 2022. We believe our deferred tax asset related to net unrealized losses on fixed-maturity securities will be realized based on the existence of prior-year capital gains and current temporary differences related to unrealized gains in our equity portfolio.

At December 31, 2023 and 2022, we had net current income taxes payable of $311.8 million and $10.9 million, respectively, which were reported in accounts payable, accrued expenses, and other liabilities on our consolidated balance sheets. The increase in income taxes payable was primarily driven by the portion of earnings generated during the fourth quarter relative to our annual earnings.

The Progressive Corporation and its subsidiaries file a consolidated federal income tax return. As a result of the acquisition of the Protective Insurance Corporation and subsidiaries (Protective Insurance) in 2021, Protective Insurance was included in The Progressive Corporation consolidated federal income tax return for the period from the June 2021 acquisition date through the end of 2021. We filed a final consolidated federal income tax return for Protective Insurance for the period from the beginning of the year through the June 2021 acquisition date.

All federal income tax years prior to 2020 are generally closed to examination; however, for The Progressive Corporation, 2016 remains open for a tax credit partnership investment. The statute of limitations for state income tax purposes generally remains open for three to four years from the return filing date, depending upon the jurisdiction. There has been no significant state income tax audit activity.

For the years ended December 31, 2023, 2022, and 2021, we recognized $0.2 million, $0.1 million, and $0.1 million, respectively, of interest and penalties, as a component of the income tax provision. We have not recorded any unrecognized tax benefits, or related interest and penalties, as of December 31, 2023 and 2022.

6. LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

We write personal and commercial auto insurance, personal residential property insurance, business-related general liability and commercial property insurance predominantly for small businesses, workers' compensation insurance primarily for the transportation industry, and other specialty property-casualty insurance and provide related services throughout the United States. As a property-casualty insurance company, we are exposed to hurricanes or other catastrophes. We are unable to predict the frequency or severity of any such events that may occur in the near term or thereafter. To help mitigate this risk in our Property business, we currently maintain excess of loss reinsurance coverage, both on an aggregate and a per occurrence basis.

As we are primarily an insurer of motor vehicles and residential property, we have limited exposure to environmental and asbestos claims. We have established reserves for such exposures, which represented less than 1% of our total loss and loss adjustment expense reserves. We believe these reserves to be adequate based on information currently known. These claims are not expected to have a material effect on our liquidity, financial condition, cash flows, or results of operations.

Loss and Loss Adjustment Expense Reserves
Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. For our Personal and Commercial Lines vehicle businesses, which represented about 92% of our total carried reserves, we establish loss and LAE reserves after completing reviews at a disaggregated level of grouping. Progressive's actuarial staff reviews approximately 400 subsets of business data, which are at a combined state, product, and line coverage level, to calculate the needed loss and LAE reserves. During a reserve review, ultimate loss amounts are estimated using several industry standard actuarial projection methods. These methods take into account historical

comparable loss data at the subset level and estimate the impact of various loss development factors, such as the frequency (number of losses per exposure), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year), as well as the frequency and severity of loss adjustment expense costs.

We begin our review of a set of data by producing multiple estimates of needed reserves, using both paid and incurred data, to determine if a reserve change is required. In the event of a wide variation among results generated by the different projections, our actuarial group will further analyze the data using additional quantitative analysis. Each review develops a point estimate for a relatively small subset of the business, which allows us to establish meaningful reserve levels for that subset. We believe our comprehensive process of reviewing at a subset level provides us more meaningful estimates of our aggregate loss reserves.

The actuarial staff completes separate projections of needed case and incurred but not recorded (IBNR) reserves. Since a large majority of the parties involved in an accident report their claims within a short time period after the occurrence, we do not carry a significant amount of IBNR reserves for older accident years. Based on the methodology we use to estimate case reserves for our vehicle businesses, we generally do not have expected development on reported claims included in our IBNR reserves. We do, however, include anticipated salvage and subrogation recoveries in our IBNR reserves, which could result in negative carried IBNR reserves, primarily in our physical damage reserves.

Changes from historical data may reduce the predictiveness of our projected future loss costs. Internal considerations that are process-related, which generally result from changes in our claims organization's activities, include claim closure rates, the number of claims that are closed without payment, and the level of the claims representatives' estimates of the needed case reserve for each claim. These changes and their effect on the historical data are studied at the state level versus on a larger, less indicative, countrywide basis. External items considered include the litigation atmosphere, state-by-state changes in medical costs, and the availability of services to resolve claims. These also are better understood at the state level versus at a more macro, countrywide level. The actuarial staff takes these changes into consideration when making their assumptions to determine needed reserve levels.

Similar to our vehicle businesses, our actuarial staff analyzes loss and LAE data for our Commercial Lines non-vehicle business and our Property business on a claim occurrence period basis. Many of the methodologies and key parameters reviewed are similar. In addition, for Protective Insurance and our Property business, since claims adjusters primarily establish the case reserves, the actuarial staff includes expected development on case reserves as a component of the overall IBNR reserves.

Activity in the loss and LAE reserves is summarized as follows:

(millions)	2023	2022	2021
Balance at January 1	$ 30,359.3	$ 26,164.1	$ 20,265.8
Less reinsurance recoverables on unpaid losses	5,559.2	4,733.6	3,798.2
Net balance at January 1	24,800.1	21,430.5	16,467.6
Net loss and loss adjustment expense reserves acquired[1]	0	0	729.2
Total beginning reserves	24,800.1	21,430.5	17,196.8
Incurred related to:			
Current year	44,560.6	38,209.0	33,632.3
Prior years	1,094.0	(86.3)	(4.7)
Total incurred	45,654.6	38,122.7	33,627.6
Paid related to:			
Current year	26,874.3	23,542.9	20,561.1
Prior years	13,980.2	11,210.2	8,832.8
Total paid	40,854.5	34,753.1	29,393.9
Net balance at December 31	29,600.2	24,800.1	21,430.5
Plus reinsurance recoverables on unpaid losses	4,789.0	5,559.2	4,733.6
Balance at December 31	$ 34,389.2	$ 30,359.3	$ 26,164.1

[1]Net reserves acquired in Protective Insurance acquisition.

We experienced unfavorable development of $1,094.0 million in 2023 and favorable reserve development of $86.3 million and $4.7 million in 2022 and 2021, respectively, which is reflected as "Incurred related to prior years" in the table above.

2023
- The unfavorable reserve development for 2023 included approximately $950 million attributable to accident year 2022 and $125 million to accident year 2021.
- Our personal auto products incurred about $715 million of unfavorable loss and LAE reserve development, with the Agency and Direct auto businesses each contributing about half. About half of this unfavorable development was attributable to higher than anticipated severity in auto property and physical damage coverages. The remaining unfavorable development was primarily due to increased loss costs in Florida injury and medical coverages and, to a lesser extent, higher than anticipated late reported injury claims; partially offset by lower than expected LAE.
- Our Commercial Lines business experienced about $365 million of unfavorable development, primarily driven by higher than anticipated severity and frequency of late reported injury claims and large loss emergence on injury claims, with about half attributable to our transportation network company (TNC) business.

<u>2022</u>
- The favorable reserve development for 2022, reflected approximately $22 million of favorable prior year reserve development that was attributable to accident year 2021, $47 million to accident year 2020, and the remainder to accident years 2019 and prior.
- Our personal auto products incurred $157 million of favorable loss and LAE reserve development, with the Agency and Direct auto businesses each contributing about half. The favorable development was primarily attributable to more subrogation and salvage recoveries and lower LAE than originally anticipated, partially offset by higher than anticipated severity and frequency of auto property damage payments on previously closed claims and late reported injury claims.
- Our Commercial Lines business experienced $82 million of unfavorable development, primarily driven by our TNC business, due to higher than anticipated severity of injury case reserves and higher than anticipated severity and frequency of late reported claims.

<u>2021</u>
- The slightly favorable reserve development for 2021, reflected approximately $140 million of favorable prior year reserve development that was attributable to accident year 2020, offset by $87 million of unfavorable development attributable to accident year 2019, with the remainder of the unfavorable development attributable to 2018 and prior accident years.
- Our personal auto products incurred $113 million of favorable loss and LAE reserve development, with about $80 million attributable to the Direct auto business, primarily attributable to revised estimates of our per claim settlement costs and fewer late reports than originally anticipated, partially offset by higher than anticipated bodily injury severity.
- Our Commercial Lines business experienced $87 million of unfavorable development, primarily due to increased injury severity and the emergence of large injury claims at rates higher than originally anticipated, primarily in Texas and Florida.
- Our Property business experienced $36 million of unfavorable development primarily due to higher than anticipated severity and claims that were previously closed being reopened in Florida.

Incurred and Paid Claims Development by Accident Year The following tables present our incurred, net of reinsurance, and paid claims development by accident year for the number of years that generally have historically represented the maximum development period for claims in any of our segment categories. The tables below include inception-to-date information for companies acquired and wholly exclude companies disposed of, rather than including information from the date of acquisition, or until the date of disposition. We believe the most meaningful presentation of claims development is through the retrospective approach by presenting all relevant historical information for all periods presented.

We have elected to present our incurred and paid claims development consistent with our GAAP reportable segments (see *Note 10 – Segment Information* for a discussion of our segment reporting), with a further disaggregation of our Personal Lines and Commercial Lines auto business claims development between liability and physical damage, since the loss patterns are significantly different between them. The Commercial Lines other business includes Protective Insurance coverages other than liability and physical damage. Reserves for our run-off products are not considered material and, therefore, are not included in a separate claims development table.

Only 2023 is audited; all prior years are considered required supplementary information and, therefore, are unaudited. Expected development on our case reserves is excluded from the IBNR reserves on our vehicle businesses, as discussed above. For the Property business and the Commercial Lines other business, the IBNR reserves include expected case development based on the methodology used in establishing the case reserves for that segment. The cumulative number of incurred claims are based on accident coverages (e.g., bodily injury, collision, comprehensive, personal injury protection, property damage) related to opened claims. Coverage counts related to claims closed without payment are excluded from the cumulative number of incurred claims.

Personal Lines - Agency - Liability

($ in millions)

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance					As of December 31, 2023	
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2019[1]	2020[1]	2021[1]	2022[1]	2023		
2019	$ 5,885.0	$ 5,886.9	$ 5,918.2	$ 5,959.9	$ 5,879.2	$ 0	916,543
2020		5,433.8	5,405.4	5,385.7	5,458.1	142.8	757,024
2021			6,716.4	6,861.8	6,936.4	174.2	885,607
2022				7,076.9	7,301.5	402.8	838,763
2023					8,615.9	1,715.2	883,430
				Total	$ 34,191.1		

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						
	For the years ended December 31,						
Accident Year	2019[1]	2020[1]	2021[1]	2022[1]	2023		
2019	$ 2,715.2	$ 4,533.2	$ 5,272.8	$ 5,626.6	$ 5,779.3		
2020		2,383.0	4,112.2	4,796.8	5,122.0		
2021			2,855.4	5,239.4	6,183.1		
2022				3,018.8	5,564.1		
2023					3,526.5		
				Total	$ 26,175.0		
		All outstanding liabilities before 2019, net of reinsurance[1]			92.9		
		Liabilities for claims and claim adjustment expenses, net of reinsurance			$ 8,109.0		

[1] Required supplementary information (unaudited)

Personal Lines - Agency - Physical Damage

($ in millions)

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance					As of December 31, 2023	
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2019[1]	2020[1]	2021[1]	2022[1]	2023		
2019	$ 3,277.9	$ 3,254.7	$ 3,261.1	$ 3,259.0	$ 3,268.1	$ 0.4	1,879,041
2020		3,328.5	3,319.8	3,327.3	3,323.3	(8.4)	1,785,036
2021			4,708.3	4,624.3	4,628.5	8.9	2,105,540
2022				5,429.4	5,544.6	(13.3)	2,031,717
2023					5,774.5	(298.0)	2,091,830
				Total	$ 22,539.0		

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						
	For the years ended December 31,						
Accident Year	2019[1]	2020[1]	2021[1]	2022[1]	2023		
2019	$ 3,242.5	$ 3,259.2	$ 3,255.9	$ 3,260.9	$ 3,263.7		
2020		3,250.1	3,322.5	3,323.0	3,328.0		
2021			4,438.1	4,620.9	4,611.5		
2022				5,176.2	5,542.0		
2023					5,584.2		
				Total	$ 22,329.4		
		All outstanding liabilities before 2019, net of reinsurance[1]			3.7		
		Liabilities for claims and claim adjustment expenses, net of reinsurance			$ 213.3		

[1] Required supplementary information (unaudited)

Personal Lines - Direct - Liability

($ in millions)

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

Accident Year	For the years ended December 31, 2019[1]	2020[1]	2021[1]	2022[1]	2023	As of December 31, 2023 Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
2019	$ 5,756.5	$ 5,811.7	$ 5,837.9	$ 5,870.0	$ 5,802.1	$ 0.1	957,826
2020		5,356.9	5,322.7	5,301.5	5,343.1	126.4	789,952
2021			6,964.7	7,180.3	7,244.1	164.5	981,424
2022				7,563.4	7,869.6	398.5	970,145
2023					9,627.9	1,763.6	1,080,475
				Total	$ 35,886.8		

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

Accident Year	For the years ended December 31, 2019[1]	2020[1]	2021[1]	2022[1]	2023
2019	$ 2,630.3	$ 4,452.5	$ 5,218.8	$ 5,568.8	$ 5,716.3
2020		2,301.3	4,018.7	4,721.4	5,035.9
2021			2,915.0	5,460.5	6,487.9
2022				3,131.8	5,982.6
2023					3,925.5
				Total	$ 27,148.2
	All outstanding liabilities before 2019, net of reinsurance[1]				79.4
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$ 8,818.0

[1] Required supplementary information (unaudited)

Personal Lines - Direct - Physical Damage

($ in millions)

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

Accident Year	For the years ended December 31, 2019[1]	2020[1]	2021[1]	2022[1]	2023	As of December 31, 2023 Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
2019	$ 3,787.9	$ 3,737.8	$ 3,749.6	$ 3,747.9	$ 3,757.8	$ 0.3	2,272,383
2020		3,775.6	3,753.3	3,765.9	3,762.0	(9.7)	2,139,045
2021			5,752.3	5,568.2	5,572.9	3.6	2,602,359
2022				6,613.3	6,724.2	(27.3)	2,606,698
2023					7,577.9	(459.8)	2,851,047
				Total	$ 27,394.8		

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

Accident Year	For the years ended December 31, 2019[1]	2020[1]	2021[1]	2022[1]	2023
2019	$ 3,782.6	$ 3,751.3	$ 3,746.8	$ 3,750.9	$ 3,753.9
2020		3,720.0	3,765.9	3,762.2	3,767.4
2021			5,421.9	5,578.7	5,559.6
2022				6,325.7	6,731.9
2023					7,361.7
				Total	$ 27,174.5
	All outstanding liabilities before 2019, net of reinsurance[1]				2.8
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$ 223.1

[1] Required supplementary information (unaudited)

Commercial Lines - Liability

($ in millions)

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance					As of December 31, 2023	
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2019[1]	2020[1]	2021[1]	2022[1]	2023		
2019	$ 2,301.1	$ 2,370.9	$ 2,426.3	$ 2,434.4	$ 2,429.9	$ 7.6	136,213
2020		2,335.7	2,388.8	2,418.9	2,436.5	58.6	117,614
2021			3,446.6	3,527.3	3,573.7	134.7	156,829
2022				4,526.1	4,834.5	406.2	180,500
2023					5,455.8	1,299.6	184,840
				Total	$ 18,730.4		

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance				
	For the years ended December 31,				
Accident Year	2019[1]	2020[1]	2021[1]	2022[1]	2023
2019	$ 474.8	$ 1,184.4	$ 1,684.5	$ 2,037.5	$ 2,250.0
2020		440.8	1,110.4	1,628.9	2,043.5
2021			573.6	1,545.9	2,414.3
2022				749.2	2,086.4
2023					847.6
				Total	$ 9,641.8
			All outstanding liabilities before 2019, net of reinsurance[1]		103.2
			Liabilities for claims and claim adjustment expenses, net of reinsurance		$ 9,191.8

[1] Required supplementary information (unaudited)

Commercial Lines - Physical Damage

($ in millions)

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance					As of December 31, 2023	
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2019[1]	2020[1]	2021[1]	2022[1]	2023		
2019	$ 633.1	$ 628.3	$ 626.6	$ 625.9	$ 626.4	$ 0	99,508
2020		631.8	624.9	622.0	624.8	2.9	99,588
2021			920.9	909.8	910.1	3.6	121,900
2022				1,314.9	1,330.3	0.7	147,146
2023					1,351.8	(6.5)	164,859
				Total	$ 4,843.4		

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance				
	For the years ended December 31,				
Accident Year	2019[1]	2020[1]	2021[1]	2022[1]	2023
2019	$ 561.1	$ 625.1	$ 624.8	$ 625.3	$ 625.4
2020		540.6	621.8	620.4	620.5
2021			764.2	903.1	901.5
2022				1,114.0	1,315.0
2023					1,184.4
				Total	$ 4,646.8
			All outstanding liabilities before 2019, net of reinsurance[1]		0.8
			Liabilities for claims and claim adjustment expenses, net of reinsurance		$ 197.4

[1] Required supplementary information (unaudited)

Commercial Lines - Other

($ in millions)

As of December 31, 2023

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the years ended December 31,										Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2014[1]	2015[1]	2016[1]	2017[1]	2018[1]	2019[1]	2020[1]	2021[1]	2022[1]	2023		
2014	$74.9	$70.0	$68.3	$70.5	$70.7	$69.4	$70.7	$70.9	$70.4	$70.4	$ 3.2	9,226
2015		51.2	45.4	46.1	48.3	47.0	44.8	45.1	44.6	44.8	3.4	9,527
2016			51.8	43.3	41.0	41.5	40.2	40.1	40.0	40.4	3.1	7,648
2017				62.6	54.6	51.1	48.8	46.2	48.0	55.1	10.2	17,675
2018					81.5	81.3	76.7	77.0	76.5	81.7	10.0	15,475
2019						80.7	83.1	85.4	88.3	87.7	10.3	10,709
2020							75.0	80.7	81.9	82.9	14.0	9,505
2021								84.1	87.3	88.8	24.4	9,367
2022									84.0	80.9	26.3	7,660
2023										85.0	45.2	6,795
									Total	$717.7		

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the years ended December 31,									
Accident Year	2014[1]	2015[1]	2016[1]	2017[1]	2018[1]	2019[1]	2020[1]	2021[1]	2022[1]	2023
2014	$18.6	$33.9	$44.3	$51.1	$56.9	$59.0	$61.1	$64.2	$65.0	$65.5
2015		6.5	18.1	26.5	30.9	33.9	36.1	37.1	37.8	38.7
2016			8.5	20.9	27.0	30.6	32.7	33.8	35.0	35.5
2017				9.6	24.4	30.8	34.5	36.9	39.7	41.6
2018					17.6	39.6	49.5	56.7	61.7	65.2
2019						20.0	42.4	56.0	64.6	70.8
2020							15.8	38.6	52.2	59.6
2021								16.9	39.6	52.4
2022									18.4	39.7
2023										18.4
									Total	$487.4
All outstanding liabilities before 2014, net of reinsurance[1]										30.2
Liabilities for claims and claim adjustment expenses, net of reinsurance										$260.5

[1] Required supplementary information (unaudited)

Property Business
($ in millions)

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance					As of December 31, 2023	
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2019[1]	2020[1]	2021[1]	2022[1]	2023		
2019	$ 971.7	$ 965.2	$ 962.8	$ 965.8	$ 964.8	$ 9.0	73,051
2020		1,223.5	1,246.8	1,260.9	1,256.0	1.5	88,736
2021			1,539.6	1,516.3	1,503.2	23.6	89,864
2022				1,664.6	1,622.0	77.0	89,348
2023					1,582.5	392.4	75,812
				Total	$ 6,928.5		

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the years ended December 31,				
Accident Year	2019[1]	2020[1]	2021[1]	2022[1]	2023
2019	$ 708.0	$ 930.4	$ 950.5	$ 959.3	$ 962.2
2020		832.5	1,141.2	1,210.7	1,237.2
2021			1,035.4	1,374.5	1,444.0
2022				1,041.7	1,469.5
2023					1,078.3
				Total	$ 6,191.2
		All outstanding liabilities before 2019, net of reinsurance[1]			7.4
		Liabilities for claims and claim adjustment expenses, net of reinsurance			$ 744.7

[1] Required supplementary information (unaudited)

The following table reconciles the net incurred and paid claims development tables to the liability for claims and claim adjustment expenses:

(millions)		2023		2022
Net outstanding liabilities				
Personal Lines				
Agency, Liability	$	8,109.0	$	6,791.2
Agency, Physical Damage		213.3		261.5
Direct, Liability		8,818.0		7,187.2
Direct, Physical Damage		223.1		284.7
Commercial Lines				
Liability		9,191.8		7,177.0
Physical Damage		197.4		211.2
Other		260.5		242.5
Property		744.7		839.7
Other business		88.7		108.9
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance		27,846.5		23,103.9
Reinsurance recoverables on unpaid claims				
Personal Lines				
Agency, Liability		875.1		894.1
Agency, Physical Damage		0		0
Direct, Liability		1,471.3		1,485.4
Direct, Physical Damage		0		0
Commercial Lines				
Liability		1,077.7		1,273.7
Physical Damage		1.4		0.5
Other		216.0		204.6
Property		631.4		1,068.1
Other business		475.1		559.0
Total reinsurance recoverables on unpaid claims		4,748.0		5,485.4
Unallocated claims adjustment expense related to:				
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance		1,753.7		1,696.2
Reinsurance recoverables on unpaid claims		41.0		73.8
Total gross liability for unpaid claims and claim adjustment expense	$	34,389.2	$	30,359.3

The following table shows the average historical claims duration as of December 31, 2023:

(Required Supplementary Information - Unaudited)

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance	Years 1	2	3	4	5
Personal Lines					
Agency, Liability	42.4%	33.1%	13.0%	6.0%	2.6%
Agency, Physical Damage	96.2	3.8	(0.1)	0.2	0.1
Direct, Liability	41.5	34.0	13.6	6.0	2.5
Direct, Physical Damage	97.1	2.9	(0.2)	0.1	0.1
Commercial Lines					
Liability	16.5	27.8	22.4	15.8	8.7
Physical Damage	86.0	13.9	(0.2)	0	0
Other	20.9	26.1	14.7	9.0	6.4
Property	67.8	24.3	4.3	1.6	0.3

7. REINSURANCE

The effect of reinsurance on premiums written and earned for the years ended December 31, was as follows:

(millions)	2023 Written	2023 Earned	2022 Written	2022 Earned	2021 Written	2021 Earned
Direct premiums	$ 62,721.2	$ 59,881.1	$ 52,335.6	$ 50,650.2	$ 48,129.6	$ 46,018.6
Ceded premiums:						
Regulated	(535.0)	(545.3)	(621.5)	(674.8)	(674.5)	(650.2)
Non-Regulated	(636.0)	(671.4)	(633.0)	(734.2)	(1,049.9)	(999.7)
Total ceded premiums	(1,171.0)	(1,216.7)	(1,254.5)	(1,409.0)	(1,724.4)	(1,649.9)
Net premiums	$ 61,550.2	$ 58,664.4	$ 51,081.1	$ 49,241.2	$ 46,405.2	$ 44,368.7

Regulated refers to federal or state run plans and primarily includes the following:
- Federal reinsurance plan
  - National Flood Insurance Program (NFIP)
- State-provided reinsurance facilities
  - Michigan Catastrophic Claims Association (MCCA)
  - North Carolina Reinsurance Facility (NCRF)
  - Florida Hurricane Catastrophe Fund (FHCF)
- State-mandated involuntary plans
  - Commercial Automobile Insurance Procedures/Plans (CAIP)

Non-Regulated refers to voluntary external reinsurance contracts. We do not reinsure our Personal Lines business. In our Commercial Lines business, we reinsure our TNC business, workers' compensation insurance, and our fleet trucking product under quota-share reinsurance agreements. For our Property business, we have both multi-year catastrophic excess of loss and aggregate excess of loss reinsurance agreements.

The decrease in the ceded written and earned premiums in our Regulated plans during 2023 and 2022, primarily reflected our decision to non-renew our CAIP service carrier agreements in 2022. For the Non-Regulated reinsurance contracts, the year-over-year decreases in 2023 and 2022, reflected the changes that were made in 2022 to the reinsurance program structure of certain TNC products whereby we wrote less direct premiums and, therefore, ceded less premiums than in the prior year.

Our reinsurance recoverables and prepaid reinsurance premiums were comprised of the following at December 31:

($ in millions)	Reinsurance Recoverables 2023		Reinsurance Recoverables 2022		Prepaid Reinsurance Premiums 2023		Prepaid Reinsurance Premiums 2022	
Regulated:								
MCCA	$ 2,272.1	45%	$ 2,332.3	40%	$ 40.2	16%	$ 26.4	9%
CAIP	539.1	10	626.8	11	0	0	50.4	17
FHCF	306.6	6	437.3	7	0	0	0	0
NCRF	184.7	4	143.2	2	74.6	30	54.5	18
NFIP	10.7	0	215.4	4	66.4	27	60.1	20
Other	3.8	0	2.9	0	1.3	0	1.5	1
Total Regulated	3,317.0	65	3,757.9	64	182.5	73	192.9	65
Non-Regulated:								
Commercial Lines	1,385.7	27	1,544.3	27	56.3	23	91.0	31
Property	381.2	8	524.4	9	11.0	4	11.6	4
Other	10.0	0	5.5	0	0	0	0	0
Total Non-Regulated	1,776.9	35	2,074.2	36	67.3	27	102.6	35
Total	$ 5,093.9	100%	$ 5,832.1	100%	$ 249.8	100%	$ 295.5	100%

The decrease in our reinsurance recoverables in 2023, compared to 2022, for the FHCF, NFIP, and Property business were primarily due to the settlement of Hurricane Ian losses and allocated LAE that were incurred during 2022.

Our prepaid reinsurance premiums decreased in 2023 primarily due to our decision to non-renew our CAIP service contract in 2022 and changes that were made in 2022 to the reinsurance program structure of certain TNC products as discussed above.

Reinsurance contracts do not relieve us from our obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to us. Our exposure to losses from the failure of Regulated plans is minimal, since these plans are funded by the federal government or by mechanisms supported by insurance companies in applicable states.

For our Non-Regulated reinsurers, we routinely monitor changes in the credit quality and concentration risks of the reinsurers who are counterparties to our reinsurance recoverables to determine if an allowance for credit losses should be established. For at-risk uncollateralized recoverable balances, we evaluate a number of reinsurer specific factors, including reinsurer credit quality rating, credit rating outlook, historical experience, reinsurer surplus, recoverable duration, and collateralization composition in respect to our net exposure (i.e., the reinsurance recoverable amount less premiums payable to the reinsurer, where the right to offset exists). At December 31, 2023 and 2022, the allowance for credit losses related to these contracts was not material to our financial condition or results of operations.

8. STATUTORY FINANCIAL INFORMATION

Consolidated statutory surplus was $22,249.6 million and $17,879.9 million at December 31, 2023 and 2022, respectively. Statutory net income was $3,502.2 million, $2,763.5 million, and $2,283.9 million for the years ended December 31, 2023, 2022, and 2021, respectively.

At December 31, 2023, $1,513.2 million of consolidated statutory surplus represented net admitted assets of our insurance subsidiaries and affiliates that are required to meet minimum statutory surplus requirements in such entities' states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable

insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.

During 2023, the insurance subsidiaries paid aggregate dividends of $413.4 million to their parent company. Based on the dividend laws currently in effect, the insurance subsidiaries could pay aggregate dividends of $3,365.1 million in 2024, without prior approval from regulatory authorities, subject to other potential state specific limitations, capital requirements, and restrictions on the amount of dividends that can be paid within a 12-month period by the applicable subsidiary.

9. EMPLOYEE BENEFIT PLANS

Retirement Plans Progressive has a defined contribution pension plan (401(k) Plan) that covers employees who have been employed with the company for at least 30 days. Under Progressive's 401(k) Plan, we match up to a maximum of 6% of an employee's eligible compensation contributed to the plan, with employees vesting in the company match after providing two years of service. Matching contributions to the 401(k) Plan for the years ended December 31, 2023, 2022, and 2021, were $205.9 million, $179.9 million, and $159.2 million, respectively.

Employee and company matching contributions are invested, at the direction of the employee, in a number of investment options available under the plan, including various mutual funds, a self-directed brokerage option,

and a Progressive common stock fund. Progressive's common stock fund is an employee stock ownership program (ESOP) within the 401(k) Plan. At December 31, 2023, the ESOP held 18.2 million of our common shares, all of which are included in shares outstanding. Dividends on these shares are reinvested in common shares or paid out in cash, at the election of the participant, and the related tax benefit is recorded as part of our tax provision.

Postemployment Benefits Progressive provides various postemployment benefits to former or inactive employees who meet eligibility requirements and to their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers' compensation and, if elected, continuation of health-care benefits for specified limited periods. The liability for these benefits was $18.7 million and $19.6 million at December 31, 2023 and 2022, respectively.

Incentive Compensation Plans – Employees
Progressive's incentive compensation programs include both non-equity incentive plans (cash) and equity incentive plans. Progressive's cash incentive compensation includes an annual cash incentive program (Gainshare Program) for nearly all employees. Progressive's equity incentive compensation plans provide for the granting of restricted stock unit awards to key members of management.

The amounts charged to expense for incentive compensation plans for the years ended December 31, were:

(millions)	2023		2022		2021	
	Pretax	After Tax	Pretax	After Tax	Pretax	After Tax
Non-equity incentive plans – cash	$ 897.3	$ 708.9	$ 380.8	$ 300.8	$ 619.3	$ 489.2
Equity incentive plans[1]	121.3	104.3	122.7	106.7	100.7	86.6

[1] After-tax amounts differ from the statutory rate of 21% due to the expected disallowance of certain executive compensation deductions.

Under Progressive's 2015 Equity Incentive Plan, there are 17.0 million shares, in the aggregate, authorized for issuance. This plan provides for the granting of equity-based compensation to officers and other key employees.

The restricted equity awards are issued as either time-based or performance-based awards. Generally, equity awards are expensed pro rata over their respective vesting periods (i.e., requisite service period), based on the market value of the awards at the time of grant, with accelerated expense for participants who satisfy qualified retirement eligibility. The time-based awards vest in equal installments upon the lapse of specified periods of time, typically three, four, and five years, subject to the retirement provisions of the applicable award agreements.

Performance-based awards that contain variable vesting criteria are expensed based on management's expectation of the percentage of the award, if any, that will ultimately vest. These estimates can change periodically throughout the measurement period. Vesting of performance-based awards is contingent upon the achievement of predetermined performance goals within specified time periods.

In addition to their time-based awards, performance-based awards are granted to executives and other senior managers to provide additional incentive to achieve pre-established profitability and growth targets or relative investment performance. The targets for the performance-based awards, as well as the number of units that ultimately may vest, vary by grant.

The following shows the performance measurement criteria for our performance-based equity awards outstanding at December 31, 2023:

Performance Measurement	Year(s) of Grant	Vesting range (as a percentage of target)
Growth of our personal auto and commercial auto businesses, both compared to its respective market	2023	0-250%
Growth of our personal auto and commercial auto businesses and homeowners multi-peril business, each compared to its respective market	2021-2022	0-250%
Investment results relative to peer group	2021-2023	0-200%

All restricted equity awards are settled at or after vesting in Progressive common shares from existing treasury shares on a one-to-one basis.

A summary of all employee restricted equity award activity during the years ended December 31, follows:

Restricted Equity Awards	2023 Number of Shares[1]	2023 Weighted Average Grant Date Fair Value	2022 Number of Shares[1]	2022 Weighted Average Grant Date Fair Value	2021 Number of Shares[1]	2021 Weighted Average Grant Date Fair Value
Beginning of year	3,198,150	$ 81.71	3,539,022	$ 67.24	3,570,271	$ 57.68
Add (deduct):						
Granted[2]	1,080,658	110.93	1,154,838	96.54	1,476,802	70.11
Vested	(1,338,466)	63.10	(1,378,070)	57.79	(1,452,353)	46.88
Forfeited	(46,600)	84.86	(117,640)	72.44	(55,698)	60.81
End of year[3,4]	2,893,742	$ 101.18	3,198,150	$ 81.71	3,539,022	$ 67.24

[1] Includes restricted stock units. All performance-based awards are included at their target amounts.

[2] We reinvest dividend equivalents on restricted stock units. For 2023, 2022, and 2021, the number of units "granted" shown in the table above includes 36,656, 44,327, and 237,582 of dividend equivalent units, respectively, at a weighted average grant date fair value of $0, since the dividends were factored into the grant date fair value of the original grant.

[3] At December 31, 2023, the number of shares included 557,119 performance-based units at their target amounts. We expect 1,204,918 units to vest based upon our current estimates of the likelihood of achieving the predetermined performance measures applicable to each award.

[4] At December 31, 2023, the total unrecognized compensation cost related to unvested equity awards was $93.3 million, which includes performance-based awards at their currently estimated vesting value. This compensation expense will be recognized into our consolidated statements of comprehensive income over the weighted average vesting period of 2.2 years.

The aggregate fair value of the restricted equity awards that vested during the years ended December 31, 2023, 2022, and 2021, was $195.2 million, $154.4 million, and $139.1 million, respectively, based on the actual stock price on the applicable vesting date.

Incentive Compensation Plans – Directors

Progressive's Amended and Restated 2017 Directors Equity Incentive Plan, which was approved by shareholders in 2022, provides for the granting of equity-based awards, including restricted stock awards, to non-employee directors. Under the amended and restated plan, an additional 150,000 shares are eligible to be granted, bringing the total authorized shares under the directors plan to 650,000 shares.

The Progressive Corporation permits each non-employee director to indicate a preference to receive either 100% of their compensation in the form of a restricted stock award or 60% in the form of a restricted stock award and 40% in the form of cash. If the director does not state a preference, it is presumed that they preferred to receive 100% of their compensation in the form of restricted stock. The Compensation Committee of the Board of Directors will consider such preferences when making a determination with respect to the allocation (restricted stock, or restricted stock and cash) and approval of the annual awards for each non-employee director.

The restricted stock awards are issued as time-based awards. The vesting period is typically 11 months from the date of each grant. To the extent a director is newly appointed during the year, or a director's committee assignments change, the vesting period may be shorter. Both the restricted stock awards and cash, if elected, are expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant.

A summary of all directors' restricted stock activity during the years ended December 31, follows:

Restricted Stock	2023 Number of Shares	2023 Weighted Average Grant Date Fair Value	2022 Number of Shares	2022 Weighted Average Grant Date Fair Value	2021 Number of Shares	2021 Weighted Average Grant Date Fair Value
Beginning of year	30,439	$ 109.75	29,206	$ 105.16	39,403	$ 74.77
Add (deduct):						
Granted	25,075	133.43	30,439	109.75	29,206	105.16
Vested	(30,439)	109.75	(29,206)	105.16	(39,403)	74.77
End of year[1]	25,075	$ 133.43	30,439	$ 109.75	29,206	$ 105.16

[1] At December 31, 2023, 2022, and 2021, the remaining unrecognized compensation cost related to restricted stock awards was $1.0 million, $1.0 million, and $0.9 million, respectively.

The aggregate fair value of the restricted stock vested during the years ended December 31, 2023, 2022, and 2021, was $4.2 million, $3.4 million, and $3.8 million, respectively, based on the actual stock price at time of vesting.

Deferred Compensation The Progressive Corporation Executive Deferred Compensation Plan (Deferral Plan) permits eligible Progressive executives to defer receipt of some or all of their annual cash incentive payments and all of their annual equity awards. Deferred cash compensation is deemed invested in one or more investment funds, including Progressive common shares, offered under the Deferral Plan and elected by the participant. All Deferral Plan distributions attributable to deferred cash compensation will be paid in cash.

For all equity awards granted in or after March 2005, and deferred pursuant to the Deferral Plan, the deferred amounts are deemed invested in our common shares and are ineligible for transfer to other investment funds in the Deferral Plan; distributions of these deferred awards will be made in Progressive common shares.

For all restricted stock awards granted prior to that date, the deferred amounts are eligible to be transferred to any of the investment funds in the Deferral Plan; distributions of these deferred awards will be made in cash. We reserved 11.1 million of our common shares for issuance under the Deferral Plan.

An irrevocable grantor trust has been established to provide a source of funds to assist us in meeting our liabilities under the Deferral Plan. The Deferral Plan Irrevocable Grantor Trust account held the following assets at December 31:

(millions)	2023	2022
Progressive common shares[1]	$ 118.5	$ 131.0
Other investment funds[2]	165.1	150.4
Total	$ 283.6	$ 281.4

[1] Included 1.6 million and 2.0 million common shares as of December 31, 2023 and 2022, respectively, to be distributed in common shares, and are reported at grant date fair value.
[2] Amount is included in other assets on our consolidated balance sheets.

10. SEGMENT INFORMATION

We write personal and commercial auto insurance, personal residential property insurance, business-related general liability and commercial property insurance predominantly for small businesses, workers' compensation insurance primarily for the transportation industry, and other specialty property-casualty insurance and provide related services throughout the United States.

We report our operating segments based on product. Our segments include Personal Lines, Commercial Lines, and Property.

Our Personal Lines segment writes insurance for personal autos and recreational vehicles (our special lines products). The Personal Lines segment is comprised of both the Agency and Direct businesses. The Agency business includes business written by our network of more than 40,000 independent insurance agencies, including brokerages in New York and California, and strategic alliance business relationships (including other insurance companies, financial institutions, and national agencies). The Direct business includes business written directly by us online, through the Progressive mobile app, or by phone. We operate our Personal Lines segment throughout the United States.

Our Commercial Lines segment writes auto-related liability and physical damage insurance, business-

related general liability and property insurance predominately for small businesses, and workers' compensation insurance primarily for the transportation industry. This segment operates throughout the United States and is distributed through both the independent agency, including brokerages, and direct channels.

Our Property segment writes residential property insurance for homeowners, other property owners, and renters, and umbrella insurance through both the independent agency and direct channels, and writes flood insurance through the "Write Your Own" program for the National Flood Insurance Program. Our Property segment operates throughout the majority of the United States.

Our service businesses provide insurance-related services, including serving as an agent for homeowners, general liability, and workers' compensation insurance, among other products, through programs in our direct Personal Lines and Commercial Lines businesses. In 2022, our service contract to act as a servicing agent for CAIP expired and we did not renew the contract.

We evaluate segment profitability based on pretax underwriting profit (loss). Pretax underwriting profit (loss) is calculated as net premiums earned plus fees and other revenues, less: (i) losses and loss adjustment expenses; (ii) policy acquisition costs; and (iii) other underwriting expenses.

Service business pretax profit (loss) is the difference between service business revenues and service business expenses.

Assets and income taxes are not allocated to operating segments, as such allocation would be impractical. Expense allocations are based on certain assumptions and estimates primarily related to revenue and volume; stated segment operating results would change if different methods were applied. We also do not separately identify depreciation expense by segment. Companywide depreciation expense for 2023, 2022, and 2021, was $285.5 million, $305.6 million, and $279.7 million, respectively. The accounting policies of the operating segments are consistent with those described in *Note 1 – Reporting and Accounting Policies*.

Following are the operating results for the years ended December 31:

(millions)	2023 Revenues	2023 Pretax Profit (Loss)	2022 Revenues	2022 Pretax Profit (Loss)	2021 Revenues	2021 Pretax Profit (Loss)
Personal Lines						
Agency	$ 21,198.2	$ 1,029.2	$ 17,744.7	$ 734.1	$ 16,881.0	$ 992.1
Direct	25,015.1	1,828.2	20,135.5	769.4	18,492.3	619.2
Total Personal Lines[1]	46,213.3	2,857.4	37,880.2	1,503.5	35,373.3	1,611.3
Commercial Lines	9,898.7	123.0	9,088.3	810.3	6,945.2	767.8
Property[2]	2,551.4	28.1	2,270.0	(238.4)	2,042.5	(312.3)
Other indemnity[3]	1.0	(16.2)	2.7	(11.4)	7.7	(1.4)
Total underwriting operations	58,664.4	2,992.3	49,241.2	2,064.0	44,368.7	2,065.4
Fees and other revenues[4]	889.1	NA	722.1	NA	691.8	NA
Service businesses	310.1	(38.9)	299.3	2.6	271.4	18.6
Investments[5]	2,244.9	2,218.7	(651.9)	(676.2)	2,370.1	2,344.6
Interest expense	NA	(268.4)	NA	(243.5)	NA	(218.6)
Property - Goodwill impairment[2]	NA	0	NA	(224.8)	NA	0
Consolidated total	$ 62,108.5	$ 4,903.7	$ 49,610.7	$ 922.1	$ 47,702.0	$ 4,210.0

NA = Not applicable

[1] Personal auto insurance accounted for 94% of the total Personal Lines segment net premiums earned in 2023, 2022, and 2021; insurance for our special lines products (e.g., motorcycles, RVs, watercraft, and snowmobiles) accounted for the balance of the Personal Lines net premiums earned.

[2] The total pretax loss, including goodwill impairment, for the Property segment was $463.2 million for 2022.

[3] Includes other underwriting business and run-off operations.

[4] Pretax profit (loss) for fees and other revenues is allocated to operating segments based on revenue.

[5] Revenues represent recurring investment income and total net realized gains (losses) on securities; pretax profit (loss) is net of investment expenses.

Our management uses underwriting margin and combined ratio as primary measures of underwriting profitability, as defined above. The underwriting margin is the pretax underwriting profit (loss) expressed as a percentage of net premiums earned (i.e., revenues from underwriting operations). Combined ratio is the complement of the underwriting margin. Following are the underwriting margins and combined ratios for our underwriting operations for the years ended December 31:

	2023 Underwriting Margin	2023 Combined Ratio	2022 Underwriting Margin	2022 Combined Ratio	2021 Underwriting Margin	2021 Combined Ratio
Personal Lines						
Agency	4.9%	95.1	4.1%	95.9	5.9%	94.1
Direct	7.3	92.7	3.8	96.2	3.4	96.6
Total Personal Lines	6.2	93.8	4.0	96.0	4.6	95.4
Commercial Lines	1.2	98.8	8.9	91.1	11.1	88.9
Property	1.1	98.9	(10.5)	110.5	(15.3)	115.3
Total underwriting operations	5.1	94.9	4.2	95.8	4.7	95.3

11. OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss), including reclassification adjustments by income statement line item, for the years ended December 31, were as follows:

(millions)	Pretax total accumulated other comprehensive income (loss)		Total tax (provision) benefit		After tax total accumulated other comprehensive income (loss)		Components of Changes in Accumulated Other Comprehensive Income (after tax)		
---	---	---	---	---	---	---	Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	Foreign currency translation adjustment
Balance at December 31, 2022	$	(3,556.9)	$	754.9	$	(2,802.0)	$ (2,786.3)	$ (14.5)	$ (1.2)
Other comprehensive income (loss) before reclassifications:									
Investment securities		1,256.1		(265.6)		990.5	990.5	0	0
Foreign currency translation adjustment		0.4		(0.1)		0.3	0	0	0.3
Total other comprehensive income (loss) before reclassifications		1,256.5		(265.7)		990.8	990.5	0	0.3
Less: Reclassification adjustment for amounts realized in net income by income statement line item:									
Net realized gains (losses) on securities		(246.9)		51.9		(195.0)	(195.0)	0	0
Interest expense		(0.6)		0.1		(0.5)	0	(0.5)	0
Total reclassification adjustment for amounts realized in net income		(247.5)		52.0		(195.5)	(195.0)	(0.5)	0
Total other comprehensive income (loss)		1,504.0		(317.7)		1,186.3	1,185.5	0.5	0.3
Balance at December 31, 2023	$	(2,052.9)	$	437.2	$	(1,615.7)	$ (1,600.8)	$ (14.0)	$ (0.9)

(millions)	Pretax total accumulated other comprehensive income (loss)		Total tax (provision) benefit		After tax total accumulated other comprehensive income (loss)		Components of Changes in Accumulated Other Comprehensive Income (after tax)		
---	---	---	---	---	---	---	Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	Foreign currency translation adjustment
Balance at December 31, 2021	$	52.3	$	(11.6)	$	40.7	$ 56.2	$ (14.9)	$ (0.6)
Other comprehensive income (loss) before reclassifications:									
Investment securities		(4,168.4)		878.7		(3,289.7)	(3,289.7)	0	0
Foreign currency translation adjustment		(0.7)		0.1		(0.6)	0	0	(0.6)
Total other comprehensive income (loss) before reclassifications		(4,169.1)		878.8		(3,290.3)	(3,289.7)	0	(0.6)
Less: Reclassification adjustment for amounts realized in net income by income statement line item:									
Net realized gains (losses) on securities		(559.4)		112.2		(447.2)	(447.2)	0	0
Interest expense		(0.5)		0.1		(0.4)	0	(0.4)	0
Total reclassification adjustment for amounts realized in net income		(559.9)		112.3		(447.6)	(447.2)	(0.4)	0
Total other comprehensive income (loss)		(3,609.2)		766.5		(2,842.7)	(2,842.5)	0.4	(0.6)
Balance at December 31, 2022	$	(3,556.9)	$	754.9	$	(2,802.0)	$ (2,786.3)	$ (14.5)	$ (1.2)

(millions)	Pretax total accumulated other comprehensive income (loss)	Total tax (provision) benefit	After tax total accumulated other comprehensive income (loss)	Components of Changes in Accumulated Other Comprehensive Income (after tax)		
				Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	Foreign currency translation adjustment
Balance at December 31, 2020	$ 1,187.4	$ (255.7)	$ 931.7	$ 947.3	$ (15.6)	$ 0
Other comprehensive income (loss) before reclassifications:						
Investment securities	(892.4)	193.0	(699.4)	(699.4)	0	0
Foreign currency translation adjustment	(0.8)	0.2	(0.6)	0	0	(0.6)
Total other comprehensive income (loss) before reclassifications	(893.2)	193.2	(700.0)	(699.4)	0	(0.6)
Less: Reclassification adjustment for amounts realized in net income by income statement line item:						
Net realized gains (losses) on securities	242.8	(51.1)	191.7	191.7	0	0
Interest expense	(0.9)	0.2	(0.7)	0	(0.7)	0
Total reclassification adjustment for amounts realized in net income	241.9	(50.9)	191.0	191.7	(0.7)	0
Total other comprehensive income (loss)	(1,135.1)	244.1	(891.0)	(891.1)	0.7	(0.6)
Balance at December 31, 2021	$ 52.3	$ (11.6)	$ 40.7	$ 56.2	$ (14.9)	$ (0.6)

In an effort to manage interest rate risk, we entered into forecasted transactions on Progressive's debt issuances. During the next 12 months, we expect to reclassify $0.6 million (pretax) into interest expense, related to net unrealized losses on forecasted transactions (see *Note 4 – Debt* for further discussion).

12. LITIGATION

The Progressive Corporation and/or its insurance subsidiaries are named as defendants in various lawsuits arising out of claims made under insurance policies written by our insurance subsidiaries in the ordinary course of business. We consider all legal actions relating to such claims in establishing our loss and loss adjustment expense reserves.

In addition, The Progressive Corporation and/or its insurance subsidiaries are named as defendants in a number of class action or individual lawsuits that challenge certain of the operations of the subsidiaries.

We describe litigation contingencies for which a loss is probable. In addition, we establish accruals for these lawsuits when we can reasonably estimate potential loss exposure, which may include a range of loss, and we will disclose such amount or range of loss if material. As to lawsuits for which the loss is considered probable but not estimable, we do not establish an accrual. Nevertheless, we continue to evaluate this pending litigation to determine if any losses not deemed probable and estimable become so, at which point we would establish an accrual at our best estimate of the loss or range of loss.

We also describe litigation contingencies for which a loss is reasonably possible (but not probable). When disclosing reasonably possible litigation contingencies, we will disclose the amount or range of possible loss, if we are able to make that determination and if material. We review all reasonably possible losses on an ongoing basis to determine whether the likelihood of incurring a loss has become probable, or whether the circumstances have changed such that we may now reasonably estimate a range of loss.

We may also be exposed to litigation contingencies that are remote. Remote litigation contingencies are those for which the likelihood of a loss is slight at the balance sheet date. We do not disclose, or establish accruals for, remote litigation contingencies, but we evaluate these contingencies on an ongoing basis to determine whether the likelihood of a loss has increased.

Each year, certain of our pending litigation matters may be brought to conclusion. For cases that have settled, but for which settlement is not complete, an accrual is established at our best estimate of the loss exposure. We regularly review these and other accruals to ensure they are adequate.

Settlements that are complete are fully reflected in our financial statements. The amounts accrued and/or paid for settlements during the periods presented were not material to our consolidated financial condition, cash flows, or results of operations.

The pending lawsuits summarized below are in various stages of development, and the outcomes are uncertain until final disposition or, if probable and estimable, are accrued and immaterial as of December 31, 2023. At year end, except to the extent an immaterial accrual has been established, we do not consider the losses from these pending cases to be both probable and estimable, and we are unable to estimate a range of loss at this time. It is not possible to determine loss exposure for a number of reasons, including, without limitation, one or more of the following:

- liability appears to be remote;
- putative class action lawsuits generally pose immaterial exposure until a class is actually certified, which, historically, has not been granted by courts in the vast majority of our cases in which class certification has been sought;
- even certified class action lawsuits are subject to decertification, denial of liability, and/or appeal;
- class definitions are often indefinite and preclude detailed exposure analysis; and
- complaints rarely state an amount sought as relief, and when such amount is stated, it often is a function of pleading requirements and may be unrelated to the potential exposure.

We plan to contest these suits vigorously, but may pursue settlement negotiations in some cases, as we deem appropriate. In the event that any one or more of these cases results in a substantial judgment against us, or settlement by us, or if our accruals (if any) prove to be inadequate, the resulting liability could have a material adverse effect on our consolidated financial condition, cash flows, and/or results of operations.

Lawsuits arising from insurance policies and operations, including but not limited to allegations involving claims adjustment and vehicle valuation, may be filed contemporaneously in multiple states. As of December 31, 2023, we are named as defendants in class action lawsuits pending in multiple states alleging that we improperly value total loss vehicle physical damage claims through the application of a negotiation adjustment in calculating such valuations. At December 31, 2023, this includes four states in which classes have been certified, and lawsuits styled as putative class actions pending in additional states. These lawsuits, which were filed at different times by different plaintiffs, feature certain similar claims and also include different allegations and are subject to various state laws. While we believe we have meritorious defenses and we are vigorously contesting these lawsuits, an unfavorable result in, or a settlement of, a significant number of these lawsuits could, in aggregation, have a material adverse effect on our financial condition, cash flows, and/or results of operations. Based on information known at December 31, 2023, we determined that losses from these lawsuits are reasonably possible but neither probable nor reasonably estimable.

At December 31, 2023, the pending lawsuits summarized below, including those discussed above, are in various stages of development, and the outcomes are uncertain until final disposition or, if probable and estimable, are accrued and immaterial:

Lawsuits seeking class/collective action status alleging that:
- we improperly handle, adjust, and pay physical damage claims, including how we value total loss claims, the application of a negotiation adjustment in calculating total loss valuations, the payment of fees and taxes associated with total losses, and the payment of diminution of value damages.
- we improperly adjust personal injury protection (PIP) claims in Florida.
- we improperly adjust medical bills submitted by insureds or medical providers in medical claims.
- we improperly pay and reimburse Medicare Advantage Plans or Medicaid on first party medical, PIP, and bodily injury claims.
- we sell illusory underinsured motorist coverage.
- we wrongfully withheld or delayed payments owed to insureds under uninsured/underinsured motorist coverage.
- we provided an insufficient amount of premium relief to California insureds in response to the COVID-19 pandemic.
- we improperly use marital status as a rating factor when setting premium in California.
- we fail to timely and fully refund premiums to insureds upon taking title to vehicles that have been deemed total losses.
- we mistitle vehicles by failing to include a salvage designation.
- we improperly pay post-arbitration award interest.
- we improperly prorate the deductible amount returned to the insured after subrogation.

- we improperly funded a grant program for small businesses.
- we improperly raised insureds' premiums during their current policy term.
- we failed, based on a vendor data security incident, to properly secure and safeguard personally identifiable information.

Lawsuits certified or conditionally certified as class/collective actions alleging that:
- we improperly value total loss claims by applying a negotiation adjustment in Colorado, Georgia, New York, and Pennsylvania.
- we improperly fail to pay fees and taxes associated with total losses in Michigan and New York.
- we improperly adjust medical bills in Washington.
- we improperly calculate basic economic loss as it relates to wage loss coverage in New York.
- we improperly fail to timely process and pay PIP claims in Texas.
- we improperly reduce or deny PIP benefits when medical expenses are paid initially by health insurance.

Non-class/collective/representative lawsuits filed by different plaintiffs and subject to various state laws, alleging that certain business operations, commercial matters, and/or employment policies, practices, or decisions are improper.

13. LEASES

Included in our consolidated balance sheets are certain operating leases for office space, computer equipment, and vehicles. The leased assets represent our right to use an underlying asset for the lease term and the lease liabilities represent our obligation to make lease payments arising from the lease using an incremental borrowing rate to calculate the present value of the remaining lease payments. Leased assets and leased liabilities are reported as a component of other assets and accounts payable, accrued expenses, and other liabilities, respectively, in our consolidated balance sheets.

Contracts are reviewed at inception to determine if it contains a lease and whether the lease qualifies as an operating or financing lease. We do not have material financing leases.

Operating leases are expensed on a straight-line basis over the term of the lease. In determining the lease term, we consider the probability of exercising renewal options. We elected to account for leases with both lease and non-lease components as a single lease component and to apply a portfolio approach to account for our vehicle leases.

The following table summarizes the carrying amounts of our operating leased assets and liabilities at December 31, along with key inputs used to discount our lease liabilities:

(millions)	2023	2022
Operating lease assets	$ 172.5	$ 130.5
Operating lease liabilities	$ 177.2	$ 137.2
Weighted-average remaining term	3.2 years	2.5 years
Weighted-average discount rate	5.1%	2.0%

At December 31, 2023, the following table shows our operating lease liabilities, on an undiscounted basis for the periods indicated:

(millions)	Commitments
2024	$ 74.0
2025	54.6
2026	37.6
2027	15.8
2028	6.0
Thereafter	4.8
Total	192.8
Interest	(15.6)
Present value of lease liabilities	$ 177.2

The operating lease expense for the years ended December-31, was as follows:

(millions)	Expense
2023	$ 94.4
2022	89.1
2021	90.4

14. DIVIDENDS

Following is a summary of our common and preferred share dividends that were declared and/or paid in the last three years:

(millions, except per share amounts)		Amount	
Declared	Payable	Per Share	Accrued/Paid[1]
Common - Annual-Variable Dividends:			
December 2023	January 2024	$ 0.75	$ 439.3
December 2021	December 2021	1.50	876.5
December 2020	January 2021	4.50	2,635.9
Common - Quarterly Dividends:			
December 2023	January 2024	0.10	58.6
August 2023	October 2023	0.10	58.5
May 2023	July 2023	0.10	58.5
March 2023	April 2023	0.10	58.5
December 2022	January 2023	0.10	58.5
August 2022	October 2022	0.10	58.5
May 2022	July 2022	0.10	58.5
March 2022	April 2022	0.10	58.5
December 2021	January 2022	0.10	58.5
August 2021	October 2021	0.10	58.5
May 2021	July 2021	0.10	58.5
March 2021	April 2021	0.10	58.5
December 2020	January 2021	0.10	58.6
Preferred Dividends:			
October 2023	December 2023	20.753157	10.4
August 2023	September 2023	20.67700	10.3
May 2023	June 2023	18.92463	9.5
December 2022	March 2023	26.875	13.4
August 2022	September 2022	26.875	13.4
December 2021	March 2022	26.875	13.4
August 2021	September 2021	26.875	13.4
December 2020	March 2021	26.875	13.4

[1] The accrual is based on an estimate of shares outstanding as of the record date and recorded as a component of accounts payable, accrued expenses, and other liabilities on our consolidated balance sheets until paid.

Common Share Dividends The Board of Directors adopted a policy of declaring regular quarterly common share dividends, and on at least an annual basis, to consider declaring an additional, variable common share dividend. For 2022, the Board decided not to declare an annual-variable dividend after assessing our capital position, existing capital resources, and expected future capital needs.

Preferred Share Dividends During 2018, we issued 500,000 Series B Fixed-to-Floating Rate Cumulative Perpetual Serial Preferred Shares, without par value (the Series B Preferred Shares), with a liquidation preference of $1,000 per share (the stated amount). Beginning March 15, 2023 and up until redemption (the floating-rate period), holders of the Series B Preferred Shares are entitled to receive cumulative cash dividends quarterly, if and when declared by the Board of Directors, at a floating annual dividend rate equal to the three-month London Interbank Offered Rate (LIBOR) plus a spread of 2.539% applied to the stated amount per share.

We, as calculation agent under our Series B Preferred Shares, determined that the reference rate for the Series B Preferred Shares, for any determination date after June 30, 2023, shall be the sum of (i) 3-Month CME Term SOFR plus (ii) a tenor spread adjustment of 0.26161%, and (iii) a spread of 2.539%. The new reference rate became effective for the dividend period determination date commencing September 15, 2023. The reference rate was determined in accordance with the successor base rate provisions of the Series B Preferred Shares and the Adjustable Interest Rate (LIBOR) Act and the regulation issued by the Board of Governors of the Federal Reserve System on December 16, 2022, implementing the LIBOR Act. The Board did not declare a dividend in December 2023 as they had in prior years.

Prior to the floating-rate period, dividends were payable semiannually in March and September, if and when declared by the Board of Directors, at a fixed annual dividend rate of 5.375% of the stated amount per share.

The Series B Preferred Shares are perpetual and have no stated maturity date. During the first quarter 2024, we redeemed all of the outstanding Series B Preferred Shares at the stated amount of $1,000 per share, for an aggregate payout of $507.8 million, including accrued and unpaid dividends to, but excluding February 22, 2024, which is the redemption date.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Progressive Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Progressive Corporation and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Loss and Loss Adjustment Expense Reserves

As described in Notes 1 and 6 to the consolidated financial statements, as of December 31, 2023, the Company reported a $34.4 billion loss and loss adjustment expense ("LAE") reserve liability, of which about 92% relates to Personal and Commercial Lines vehicle businesses. Reserves are based on estimates of ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. Management establishes loss and LAE reserves after completing reviews at a disaggregated level of grouping. During a reserve review, ultimate loss amounts are estimated using several industry standard actuarial projection methods. These methods take into account historical comparable loss data at the subset level and estimate the impact of various loss development factors, such as the frequency (number of losses per exposure), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year), as well as the frequency and severity of LAE costs.

The principal considerations for our determination that performing procedures relating to the valuation of loss and LAE reserves is a critical audit matter are (i) the significant judgment by management when developing the estimate of loss and LAE reserves, which in turn led to a significant degree of auditor judgment and subjectivity in performing procedures relating to the valuation; (ii) the significant audit effort and judgment in evaluating audit evidence relating to the various actuarial projection methods and aforementioned loss development factors; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's valuation of loss and LAE reserves, including controls over the various actuarial projection methods, and development of the loss development factors. These procedures also included, among others, testing the completeness and accuracy of historical data provided by management and the involvement of professionals with specialized skill and knowledge to assist in (i) independently estimating reserves for certain lines of business using actual historical comparable loss data, independently derived loss development factors, and industry data and comparing this independent estimate to management's actuarial determined reserves and (ii) evaluating the appropriateness of the actuarial projection methods and reasonableness of the aforementioned loss development factors used by management for determining the reserve balances for certain lines of business.

PricewaterhouseCoopers LLP

Cleveland, Ohio
February 26, 2024

We have served as the Company's auditor since 1984.

Management's Report on Internal Control over Financial Reporting

Progressive's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control structure was designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in *Internal Control – Integrated Framework (2013),* management concluded that our internal control over financial reporting was effective as of December 31, 2023.

PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the financial statements included in this Annual Report, has audited, and issued an attestation report on the effectiveness of, our internal control over financial reporting as of December 31, 2023; such report appears herein.

CEO and CFO Certifications

Susan Patricia Griffith, President and Chief Executive Officer of The Progressive Corporation, and John P. Sauerland, Vice President and Chief Financial Officer of The Progressive Corporation, have issued the certifications required by Sections 302 and 906 of The Sarbanes-Oxley Act of 2002 and applicable SEC regulations with respect to Progressive's 2023 Annual Report on Form 10-K, including the financial statements provided in this Report. Among other matters required to be included in those certifications, Mrs. Griffith and Mr. Sauerland have each certified that, to the best of their knowledge, the financial statements, and other financial information included in the Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations, and cash flows of Progressive as of, and for, the periods presented. See Exhibits 31 and 32 to Progressive's Annual Report on Form 10-K for the complete Sections 302 and 906 certifications, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the reader understand our financial condition and results of operations. MD&A should be read in conjunction with the consolidated financial statements and the related notes, and supplemental information.

I. OVERVIEW

The Progressive insurance organization has been offering insurance to consumers since 1937. The Progressive Corporation is a holding company that does not have any revenue producing operations, physical property, or employees of its own. The Progressive Corporation, together with its insurance and non-insurance subsidiaries and affiliates, comprise what we refer to as Progressive.

We report three operating segments. Our Personal Lines segment writes insurance for personal autos and recreational vehicles (referred to as our special lines products). Our Commercial Lines segment writes auto-related liability and physical damage insurance, business-related general liability and property insurance predominantly for small businesses, and workers' compensation insurance primarily for the transportation industry. Our Property segment writes residential property insurance for homeowners, other property owners, and renters. We operate throughout the United States through both the independent agency and direct distribution channels. We are the second largest private passenger auto insurer in the country, the number one writer of commercial auto insurance, and the 10th largest homeowners insurance carrier, in each case based on 2022 premiums written.

Our underwriting operations, combined with our service and investment operations, make up the consolidated group.

A. Operating Results

During 2023, Progressive reported strong growth in both premiums written and policies in force, compared to 2022, and generated an underwriting profit better than our 4% companywide calendar-year underwriting profit goal.

During 2023, net premiums written and earned increased 20% and 19%, respectively, over 2022, and policies in force increased 9% companywide. We were able to generate this growth despite the actions we took during the year to slow growth as part of our efforts to ensure we met our profitability target, indicating that we remained competitive in the marketplace. We surpassed $60 billion in net premiums written to end 2023 at $61.6 billion, which was $10.5 billion more than we generated during 2022, which is roughly about the size of the 8th largest U.S. private passenger auto insurer. Companywide policies in force increased 2.3 million, over year-end 2022, to end 2023 at 29.7 million. For 2023, our underwriting profit margin was 5.1%, which was better than our companywide target profit margin of 4% and better than the 4.2% underwriting margin we earned in 2022. Exceeding our underwriting profit target was a tremendous accomplishment especially since we reported a 99.7 combined ratio for the first six months of 2023.

Our incurred catastrophe losses were fairly consistent on a year-over-year basis. During 2023, we experienced companywide unfavorable prior accident year reserve development of 1.9 points, compared to 0.2 points of favorable development for 2022. About two-thirds of the unfavorable development for the year was in our Personal Lines business with the remainder primarily in our Commercial Lines business. Higher than anticipated personal auto severity and increased loss costs in Florida were the primary drivers for the Personal Lines development during the year, while Commercial Lines injury claims experienced higher than anticipated severity and frequency of late reports and large loss emergence. Throughout the year, we continued to see volatility in our severity trends as inflation continued to increase the average cost to settle a claim over last year, while personal auto frequency trends continued to be favorable.

In response to the loss trends we were experiencing and to focus on achieving our target profitability margin for 2023, all of our operating segments took rate and non-rate actions, as discussed below. We also reduced advertising spend and took other measures to slow growth until we felt that we were able to grow profitably and continue to provide high-quality customer service.

On a year-over-year basis, net income and comprehensive income increased 441% and 340%, respectively, primarily due to significant valuation increases in both our equity and fixed-maturity security portfolios during 2023, compared to the prior year. During 2023, the value of our equity and hybrid securities increased, reflecting general market conditions, which resulted in a year-over-year increase in the value of these securities of $1.9 billion, after tax. We saw even greater valuation changes in our fixed-maturity securities on a year-over-year basis. The fair value of our fixed-maturity securities increased $1.2 billion during 2023, compared to valuation declines of $2.8 billion during 2022. The strong portfolio performance for 2023, compared to 2022, was primarily due to tightening credit spreads.

In addition to greater underwriting profit and the increase in the valuation in both our equity and fixed-maturity securities, the increase in our net and comprehensive income also benefited from the 50% increase in our recurring investment income during 2023. The investment income increase primarily reflected increases in both interest rates on floating-rate securities in our portfolio and in average assets, resulting from premium growth, as well as from investing new cash and cash from maturities in higher interest rate securities given the interest rate environment. For 2023, our pretax recurring book yield was 3.1%, compared to 2.4% in 2022.

We ended 2023 with total capital (debt plus shareholders' equity) of $27.2 billion, which was up $4.9 billion from year-end 2022, primarily due to the $5.1 billion of comprehensive income earned during the year. Due to our strong capital position, the Board of Directors declared a $0.75 per common share annual-variable dividend, which was in addition to the quarterly $0.10 per common share dividend, and we elected to redeem all of our outstanding Serial Preferred Shares, Series B, in February 2024, as discussed in further detail below under *Financial Condition.*

B. Insurance Operations
All three of our operating segments grew net premiums written and policies in force during 2023 and generated an underwriting profit for the year. During the year, our primary focus was profitability over growth. We took rate and non-rate actions, which, in turn, had the effect of slowing our new business growth during the year. Even though we took these actions to focus on profitability, our year-over-year net premiums written grew 24% in Personal Lines, 8% in Commercial Lines, and 18% in

Property, which contributed to our companywide net premiums written growth of 20%. We also added 2.3 million policies in force companywide in 2023, with Personal Lines adding 2.0 million and Commercial Lines and Property adding 0.1 million and 0.2 million, respectively. We ended the year with companywide profitability of 5.1%, which was better than our target of 4%, with Personal Lines reporting 6.2%, Commercial Lines 1.2%, and Property 1.1%.

Changes in net premiums written are a function of new business applications (i.e., policies sold), premium per policy, and retention.

The Personal Lines growth in net premiums written and policies in force was generated from both our Agency and Direct distribution channels. On a year-over-year basis, for 2023, Personal Lines new applications grew 14%, with both Agency and Direct personal auto new applications up 15% on a year-over-year basis. Finishing the year with this application growth was a significant change from the first half of 2023. Through the first six months of 2023, Personal Lines new applications were up 49%, with Agency and Direct personal auto applications both up 60%, when compared to the same period in the prior year. During the latter half of the year, new applications decreased as we continued to take rate increases and non-rate actions to slow new business growth to help reach our profitability target by year end, as discussed in more detail below.

The increase in net premiums written in our Commercial Lines business reflected growth in all of our business market targets (BMT), except the for-hire transportation BMT. The largest growth was in our contractor and business auto BMTs. The Commercial Lines growth was also aided, to a lesser extent, by an increase in our transportation network company (TNC) business, due to increased rates to address profitability issues in the TNC business, an increase in the miles driven (which is the basis for determining premiums written for this business), and changes that were made in 2022 to the reinsurance program structure of certain TNC products whereby we wrote less direct premiums and, therefore, ceded less premiums than in prior year.

Our commercial auto product, excluding our TNC business and Protective Insurance Corporation and subsidiaries (Protective Insurance) products, new applications increased 4% for 2023, compared to the prior year, mainly driven by increased demand in the contractor and business auto BMTs, partially offset by a decrease in our for-hire transportation BMT, due to unfavorable trucking market conditions. When analyzing growth in certain metrics for our Commercial Lines business, we focus on the commercial auto BMT products since our TNC, Protective Insurance, and business owners' policy (BOP) products represented less than 5% of our policies in force at year-end 2023.

The Property business net premiums written growth was primarily due to rate increases and new and renewal policy in force growth in 2023. Our Property business new applications increased 15% for the year. During 2023, we focused our efforts to grow in states that traditionally have less catastrophe exposure and limited growth in coastal and hail-prone states to reduce concentration mix among states. Compared to year-end 2022, new applications in the states where we are focused on growth were up about 45% and were down about 20% in the more volatile weather states. We currently plan to continue this approach to growth in 2024.

In our Property business, in regions where our appetite to write new business is limited, we are prioritizing Progressive auto bundles, as well as lower risk properties, such as new construction or homes with newer roofs. In addition, to continue to rebalance this business, we began a non-renewal effort of up to 115,000 Property policies in Florida. Following the required notices, the first of these non-renewals will go into effect in the second quarter of 2024 and will continue over the following 12 months. To try to ease disruption to our customers and agents, we reached an agreement with another unaffiliated Florida insurer to offer replacement policies to these policyholders, subject to the insurer's underwriting and financial guidelines and agent appointments where applicable. Despite this non-renewal effort, we plan to continue to provide for the insurance needs of about 3 million Florida policyholders across all of our lines of business, including about 200,000 Florida homeowners.

While growth is important, we strongly believe that achieving target profitability is our most important objective and will take precedence over growth. Our Personal Lines business ended the year with an underwriting profit margin of 6.2%, which was 2.2% better than both our target profitability and the prior-year underwriting profit margin. To achieve these results, we increased personal auto rates in 48 states during 2023, with an aggregate increase of about 19%, which followed the personal auto rate increases we took during 2022 of about 13%. We will continue to monitor

the factors that could impact our loss costs for our personal auto business, which can include new and used car prices, miles driven, driving patterns, loss severity, weather events, inflation, and other components, on a state-by-state basis, and will file for rate adjustments where we deem it necessary.

We believe a key element in improving the accuracy of our personal auto rating is Snapshot®, our usage-based insurance offering. During 2023, the adoption rates for consumers enrolling in the program increased about 20% in Agency auto and about 5% in Direct auto, compared to 2022. Snapshot is available in all states, other than California. Our latest segmentation model was available in states that represented about 50% of our countrywide personal auto premium at year-end 2023 and, through continued roll out, it was available in states representing about 70% of personal auto premium by the end of February 2024.

In addition to rate actions, we routinely monitor non-rate actions, including our advertising spend. During 2023, we maintained discipline in our media budget and reduced targeted media spend in certain types of advertising, based on performance against our media and underwriting targets. Our total advertising spend was 21% lower in 2023, compared to the prior year. Toward the end of 2023 and into 2024, we began to slowly increase certain types of advertising in select markets.

During the year, we also implemented measures to support the goal of achieving our target profit margin that included slowing new business growth through verification activities, bill plan offerings, and through ongoing general operational expense discipline. We began to slowly lift these underwriting restrictions in certain states in the last few months of 2023. As a result of the actions taken during the year, we believe that we are well positioned to capitalize on growth opportunities in 2024. Nevertheless, consistent with rate actions, management will continue to assess where additional non-rate actions, including adjusting underwriting criteria, bill plans, or advertising spend, may be needed.

While our Commercial Lines business generated an underwriting profit of 1.2% for 2023, it was 7.7 points lower than last year and short of our target profitability goal. The uncertainty in the economy and business environment made 2023 a particularly challenging year for our Commercial Lines business. During the year, we experienced persistent upward pressure on our expense structure, from rising costs to settle claims and, to a lesser extent, our operating expenses. We increased our aggregate commercial auto rates, excluding our TNC and Protective Insurance businesses, about 17% countrywide, following rate increases of about 6% in 2022. In addition, we lowered our expenses and increased our underwriting actions to supplement rate increases during 2023. Since approximately 90% of our Commercial Lines policies are written on an annual term, it will take time for the full effect of those rate and underwriting changes to be realized in our results.

Improving profitability continues to be our top priority for our Property business. For 2023, our Property business generated an underwriting profit of 1.1%, compared to an underwriting loss of 10.5% in the prior year. While our Property catastrophe losses were fairly consistent year over year, our non-catastrophe loss ratio was about 12 points lower in 2023, compared to 2022.

Due to our concentration of policies in catastrophe-exposed states, severe weather events generally have greater impact on our results, compared to other national carriers. In response, we began implementing underwriting changes during the second half of 2021, which continued during both 2022 and 2023, to focus on improving profitability in the Property business, as discussed above. In addition, we increased rates an average of about 16% in our Property segment during 2023, with some of the larger increases in Texas, Florida, North Carolina, and Louisiana and in hail-prone states, such as Minnesota, Arkansas, Colorado, and Missouri. About one-third of these rate increases occurred in the fourth quarter of 2023.

During 2023, our written premiums per policy increased in all of our operating segments, primarily due to the rate increases taken during the year, as discussed above. On a year-over-year basis, personal auto written premium per policy increased 12% and 10% in our Agency and Direct businesses, respectively, compared to the prior year. In our core commercial auto products, we experienced a 3% increase in written premium per policy in 2023, compared to 2022, reflecting rate increases being offset by a reduction in our for-hire transportation BMT, which has higher premiums per policy. The 10% increase in our Property business written premium per policy is substantially less than the rate increases discussed above primarily as a result of taking a portion of the increases later in the year and slower homeowners growth in volatile states that have higher average premiums.

We realize that to grow policies in force, it is critical that we retain our customers for longer periods. Consequently, increasing retention continues to be one of our most important priorities. A key initiative to lengthening our retention is to increase our share of multi-product households. We will continue to make investments to improve the customer experience in order to support that goal.

Policy life expectancy, which is our actuarial estimate of the average length of time that a policy will remain in force before cancellation or lapse in coverage, is our primary measure of customer retention in our Personal Lines, Commercial Lines, and Property businesses.

We evaluate personal auto retention using a trailing 12-month and a trailing 3-month policy life expectancy. The latter can reflect more volatility and is more sensitive to seasonality. Our trailing 12-month total personal auto policy life expectancy was up 24% year over year, with Agency up 29% and Direct up 19%. We saw improvement in our trailing 12-month policy life expectancy on a month-over-prior month basis throughout the second half of 2023. On a trailing 3-month basis, our personal auto policy life expectancy was up 14% year over year, which is a significant improvement from the 9% decrease in policy life expectancy we reported for 2022. We believe that the improved retention on a trailing 3-month basis reflects our continued competitiveness in the marketplace despite our rate increases.

Our trailing 12-month policy life expectancy increased 5% and 15% for special lines and Property, respectively, and decreased 12% for Commercial Lines. While the decrease in the Commercial Lines policy life expectancy was across all BMTs, the for-hire transportation BMT saw the largest year-over-year decrease in retention. Commercial auto retention is being negatively impacted by our rate and underwriting actions and unfavorable trucking market conditions, which we believe are driving increased shopping and causing motor carriers to exit the industry.

C. Investments
The fair value of our investment portfolio was $66.0 billion at December 31, 2023, compared to $53.5 billion at December 31, 2022. The increase in value from year-end 2022, primarily reflected cash flows from operations and increases in the valuations of our portfolio during the year.

Our asset allocation strategy is to maintain 0%-25% of our portfolio in Group I securities, with the balance (75%-100%) of our portfolio in Group II securities (the securities allocated to Group I and II are defined below under *Results of Operations – Investments*). At December 31, 2023, 7% of our portfolio was allocated to Group I securities and 93% to Group II securities, compared to 10% and 90%, respectively, at December 31, 2022. The decrease in our allocation to Group I securities, which are the riskier securities in our portfolio, reflects our intent to maintain a more conservative posture in our investment portfolio that includes a greater allocation to U.S. Treasuries.

Our recurring investment income generated a pretax book yield of 3.1% for 2023, compared to 2.4% for 2022, due to the increase in interest rates on the floating-rate securities in our portfolio and the investment of cash and maturities at relatively higher interest rates. Our investment portfolio produced a fully taxable equivalent (FTE) total return of 6.3% for 2023 and of (7.8)% for 2022. Our fixed-income and common stock portfolios had FTE total returns of 5.4% and 26.7%, respectively, for 2023, compared to (6.6)% and (19.4)%, for 2022. The increase in the fixed-income portfolio total return, compared to last year, reflected valuation increases across all sectors due to lower interest rates and tighter credit spreads. The increase in the common stock portfolio return reflected general market conditions in 2023.

At December 31, 2023, the fixed-income portfolio had a weighted average credit quality of AA- and a duration of 3.0 years, compared to AA and 2.9 years at December 31, 2022. Our decrease in weighted average credit quality since December 31, 2022, was mainly due to a second major credit rating agency downgrading U.S. Treasury debt to AA+ from AAA, which led us to lower our U.S. Treasury positions to AA+. Our duration was raised from last year to take advantage of the higher yields in the market.

II. FINANCIAL CONDITION

A. Liquidity and Capital Resources

The Progressive Corporation receives cash through subsidiary dividends, capital raising, and other transactions, and uses these funds to contribute to its subsidiaries (e.g., to support growth), to make payments to shareholders and debt holders (e.g., dividends and interest, respectively), to repurchase its common shares, and to redeem or pay off debt, as well as for acquisitions and other business purposes that may arise.

During 2023, The Progressive Corporation received cash from the following sources:
- Debt issuance - issued $500 million of 4.95% Senior Notes due 2033 in an underwritten public offering.
- Dividends from subsidiaries - received $400.9 million from its insurance and non-insurance subsidiaries.

The Progressive Corporation deployed capital through the following actions in 2023:
- Dividends
    - Common shares - declared aggregate dividends of $1.15 per common share, or $673.4 million.
    - Preferred shares - declared aggregate Series B Preferred dividends of $30.2 million.
- Common Share Repurchases - acquired 1.0 million of our common shares at a total cost of $140.7 million either in the open market or to satisfy tax withholding obligations in connection with the vesting of equity awards under our employee equity compensation plan. Pursuant to our financial policies, we repurchase common shares to neutralize dilution from equity-based compensation granted during the year and opportunistically when we believe our shares are trading below our determination of long-term fair value.
- Capital Contributions - contributed a net $621.5 million to its insurance and non-insurance subsidiaries.

Over the last three years, The Progressive Corporation received dividends from its subsidiaries, net of capital contributions, of $2.0 billion, and issued $2.0 billion, in the aggregate, of senior notes.

The covenants on The Progressive Corporation's existing debt securities do not include any rating or credit triggers that would require an adjustment of the interest rate or an acceleration of principal payments in the event that our debt securities are downgraded by a rating agency. While we had an unsecured discretionary line of credit available to us during each of the last three years in the amount of $300 million, currently, and $250 million for the prior periods, we did not borrow under this arrangement, or engage in other short-term borrowings, to fund our operations or for liquidity purposes.

In the aggregate for the last three years, we made the following payments:

- $4.2 billion for common share dividends and $0.1 billion for preferred share dividends;
- $0.7 billion for interest on our outstanding debt;
- $0.5 billion for the maturity of debt;
- $0.5 billion to repurchase our common shares; and
- $0.3 billion related to acquisitions.

Beginning March 15, 2023, the annual dividend rate for the Series B Preferred Shares switched to a floating rate equal to the three-month LIBOR plus a spread of 2.539% applied to the stated amount per share. During the floating rate period, dividends on the Series B Preferred Shares are payable quarterly, if and when declared by the Board of Directors.

We, as calculation agent under our Series B Preferred Shares, determined that the reference rate for the Series B Preferred Shares, for any determination date after June 30, 2023, would be the sum of (i) 3-Month CME Term SOFR plus (ii) a tenor spread adjustment of 0.26161%, and (iii) a spread of 2.539%. The new reference rate became effective for the dividend period determination date commencing September 15, 2023. The reference rate was determined in accordance with the successor base rate provisions of the Series B Preferred Shares and the Adjustable Interest Rate (LIBOR) Act and the regulation issued by the Board of Governors of the Federal Reserve System on December 16, 2022, implementing the LIBOR Act.

Pursuant to authorization from our Board of Directors, we redeemed all of the outstanding Series B Preferred Shares at the stated amount of $1,000 per share for an aggregate payout of $507.8 million, including accrued and unpaid dividends to, but excluding, February 22, 2024, which was the redemption date.

Progressive's insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims, as well as from our objective for our insurance subsidiaries to produce an aggregate calendar-year underwriting profit of at least 4%. As primarily an auto insurer, our claims liabilities generally have a short-term duration. At December 31, 2023, our loss and loss adjustment expense (LAE) reserves were $34.4 billion. Typically, at any point in time, approximately 50% of our outstanding loss and LAE reserves are paid within the following twelve months and less than 20% are still outstanding after three years. See *Note 6 – Loss and Loss Adjustment Expense Reserves* for further information on the timing of claims payments.

For the three years ended December 31, 2023, operations generated positive cash flows of $25.3 billion. In 2023, operating cash flows increased $3.8 billion, compared to 2022. The increase in operating cash flow, compared to the prior year, is primarily attributable to collecting more premiums in 2023 relative to paying losses. The increase in premiums collected were mostly driven by rate increases and volume growth. While loss payments also increased during 2023, primarily due to higher loss severity trends, the increase in loss payments was not as substantial as the increase in premiums. We believe cash flows will remain positive in the reasonably foreseeable future and do not expect we will have a need to raise capital to support our operations in that timeframe, although changes in market or regulatory conditions affecting the insurance industry, or other unforeseen events, may necessitate otherwise.

As of December 31, 2023, we held $38.7 billion in short-term investments and U.S. Treasury securities, which represented 58.6% of our total portfolio at year end. Based on our portfolio allocation and investment strategies, we believe that we have sufficient readily available marketable securities to cover our claims payments and short-term obligations in the event our cash flow from operations were to be negative. See *Item 1A, Risk Factors* in our 2023 Form 10-K filed with the U.S. Securities and Exchange Commission for a discussion of certain matters that may affect our portfolio and capital position.

Insurance companies are required to satisfy regulatory surplus and premiums-to-surplus ratio requirements. As of December 31, 2023, our consolidated statutory surplus was $22.2 billion, compared to $17.9 billion at December 31, 2022. Our net premiums written-to-surplus ratio was 2.8 to 1 at year-end 2023, 2.9 to 1 at year-end 2022, and 2.8 to 1 at year-end 2021. At year-end 2023, we also had access to $4.2 billion of securities held in a non-insurance subsidiary, portions of which could be contributed to the capital of our insurance subsidiaries to support growth or for other purposes.

Insurance companies are also required to satisfy risk-based capital ratios. These ratios are determined by a series of dynamic surplus-related calculations required by the laws of various states that contain a variety of factors that are applied to financial balances based on the degree of certain risks (e.g., asset, credit, and underwriting). Our insurance subsidiaries' risk-based capital ratios were in excess of applicable minimum regulatory requirements at year-end 2023. Nonetheless, the payment of dividends by our insurance subsidiaries are subject to certain limitations. See *Note 8 – Statutory Financial Information* for additional information on insurance subsidiary dividends.

We seek to deploy our capital in a prudent manner and use multiple data sources and modeling tools to estimate the frequency, severity, and correlation of identified exposures, including, but not limited to, catastrophic and other insured losses, natural disasters, and other significant business interruptions, to estimate our potential capital needs. Management views our capital position as consisting of three layers, each with a specific size and purpose:

- The first layer of capital is the amount of capital we need to satisfy state insurance regulatory requirements and support our objective of writing all the business we can write and service, consistent with our underwriting discipline of achieving a combined ratio of 96 or better. This first layer of capital, which we refer to as "regulatory capital," is held by our various insurance entities.

- While our regulatory capital layer is, by definition, a cushion for absorbing financial consequences of adverse events, such as loss reserve development, litigation, weather catastrophes, and investment market changes, we view that as a base and hold a second layer of capital for even more extreme conditions. The modeling used to quantify capital needs for these conditions is extensive, including tens of thousands of simulations, representing our best estimates of such contingencies based on historical experience. This capital is held either at a non-insurance subsidiary of the holding company or in our insurance entities, where it is potentially eligible for a dividend to the holding company.

- The third layer is capital in excess of the sum of the first two layers and provides maximum flexibility to fund other business opportunities, repurchase stock or other securities, and pay dividends to shareholders, among other purposes. This capital is largely held at a non-insurance subsidiary of the holding company.

We monitor our total capital position regularly throughout the year to ensure we have adequate capital to support our insurance operations. At December 31, 2023, we held total capital (debt plus shareholders' equity) of $27.2 billion, compared to $22.3 billion at December 31, 2022. Our debt-to-total capital ratios at December 31, 2023, 2022, and 2021, were 25.4%, 28.7%, and 21.2%, respectively. Giving effect to the redemption of our Serial Preferred Shares, our debt-to-total capital ratio would have been 25.8% at December 31, 2023. Our debt-to-total capital ratios were consistent with our financial policy of maintaining a ratio of less than 30%.

While our financial policies include a goal of maintaining debt below 30% of total capital at book value, we recognize that various factors, including rising interest rates, widening credit spreads, declines in the equity markets, or erosion in operating results, may result in that ratio exceeding 30% at times. In such a situation, as we experienced at the end of a couple of months during 2022, we may choose to remain above 30% for some time, dependent upon market conditions and the capital needs of our operating businesses. We will continue to monitor this ratio, market conditions, and our capital needs going forward.

At December 31, 2023, we had various noncancelable contractual obligations that were outstanding. We had outstanding $7.0 billion principal amount of Senior Notes with maturity dates ranging from 2027 through 2052, with $4.1 billion of future interest payment obligations related to our outstanding debt. The next debt repayment of $1.0 billion, in the aggregate, is due in 2027 upon the maturity of our 2.45% Senior Notes and our 2.50% Senior Notes. See *Note 4 – Debt* for additional information on our long-term debt.

At year-end 2023, we also had $1.0 billion of purchase obligations that are noncancelable commitments for goods and services (e.g., software licenses, maintenance on information technology equipment, and media placements). About 75% of our purchase obligations are payable within one year and less than 5% will be outstanding for longer than three years. In addition, our Property business has $291.5 million of minimum commitments under several multiple-layer property catastrophe reinsurance contracts with various reinsurers with terms ranging from one to three years. See *Note 1 – Reporting and Accounting Policies, Commitments and Contingencies* for a discussion of these obligations. We do not have, and do not expect to enter into, any material commitments for capital expenditures in the reasonably foreseeable future.

Based upon our capital planning and forecasting efforts, we believe we have sufficient capital resources and cash flows from operations to support our current business, scheduled principal and interest payments on our debt, anticipated quarterly dividends on our common shares, our contractual obligations, and other expected capital requirements for the foreseeable future.

Nevertheless, we may decide to raise additional capital to take advantage of attractive terms in the market and provide additional financial flexibility. We currently have an effective shelf registration with the U.S. Securities and Exchange Commission so that we may periodically offer and sell an indeterminate aggregate amount of senior or subordinated debt securities, preferred stock, depositary shares, common stock, purchase contracts,

warrants, and units. The shelf registration enables us to raise funds from the offering of any securities covered by the shelf registration as well as any combination thereof, subject to market conditions.

III.   RESULTS OF OPERATIONS – UNDERWRITING

A. Segment Overview

We report our underwriting operations in three segments: Personal Lines, Commercial Lines, and Property. As a component of our Personal Lines segment, we report our Agency and Direct business results to provide further understanding of our products by distribution channel.

The following table shows the composition of our companywide net premiums written, by segment, for the years ended December 31:

	2023	2022	2021
Personal Lines			
Agency	36 %	36 %	37 %
Direct	43	41	41
Total Personal Lines	79	77	78
Commercial Lines	16	18	17
Property	5	5	5
Total underwriting operations	100 %	100 %	100 %

Our Personal Lines business writes insurance for personal autos (which accounts for about 94% of the segment's total net premiums written) and special lines products (e.g., motorcycles, RVs, watercraft, and snowmobiles). Within Personal Lines, we often refer to our four consumer segments:
- Sam - inconsistently insured;
- Diane - consistently insured and maybe a renter;
- Wrights - homeowners who do not bundle auto and home; and
- Robinsons - homeowners who bundle auto and home.

While our personal auto policies are primarily written for 6-month terms, we write 12-month auto policies in our Platinum agencies to promote bundled auto and home growth. At year-end 2023 and 2022, 14% of our Agency

auto policies in force were 12-month policies. To the extent our Agency application mix of annual policies grows, the shift in policy term could increase our written premium mix by channel as 12-month policies have about twice the amount of net premiums written compared to 6-month policies. Our special lines products are written for 12-month terms.

Our Commercial Lines business writes auto-related liability and physical damage insurance, business-related general liability and property insurance predominately for small businesses, and workers' compensation insurance primarily for the transportation industry. At year-end 2023, we wrote about 90% of our Commercial Lines policies for 12-month terms. The majority of our Commercial Lines business is written through the independent agency channel although we continue to focus on growing our direct business. To serve our direct channel customers, we continue to expand our product offerings, including adding states where we offer BOP, as well as adding these product offerings to our digital platform that serves direct small business consumers (BusinessQuote Explorer®). Our commercial auto business (excluding our TNC, BOP, and Protective Insurance products) written through the direct channel represented about 10% of our total commercial auto premiums written for each of the last three years.

Our Property business writes residential property insurance for homeowners, other property owners, renters, and umbrella insurance. We write about three-fourths of our Property business through the independent agency channel with the balance written in the direct channel. All of our Property policies are written for 12 months.

B. Profitability

Profitability for our underwriting operations is defined by pretax underwriting profit or loss, which is calculated as net premiums earned plus fees and other revenues less losses and loss adjustment expenses, policy acquisition costs, and other underwriting expenses. We also use underwriting margin, which is underwriting profit or loss expressed as a percentage of net premiums earned, to analyze our results. For the three years ended December 31, our underwriting profitability results were as follows:

($ in millions)	2023 Underwriting Profit (Loss)		2022 Underwriting Profit (Loss)		2021 Underwriting Profit (Loss)	
	$	Margin	$	Margin	$	Margin
Personal Lines						
Agency	$ 1,029.2	4.9 %	$ 734.1	4.1 %	$ 992.1	5.9 %
Direct	1,828.2	7.3	769.4	3.8	619.2	3.4
Total Personal Lines	2,857.4	6.2	1,503.5	4.0	1,611.3	4.6
Commercial Lines	123.0	1.2	810.3	8.9	767.8	11.1
Property	28.1	1.1	(238.4)	(10.5)	(312.3)	(15.3)
Other indemnity[1]	(16.2)	NM	(11.4)	NM	(1.4)	NM
Total underwriting operations	$ 2,992.3	5.1 %	$ 2,064.0	4.2 %	$ 2,065.4	4.7 %

[1]Underwriting margins for our other indemnity businesses are not meaningful (NM) due to the low level of premiums earned by, and the variability of loss costs in, such businesses.

The improvement in our companywide underwriting profit margin for 2023, compared to 2022, reflects a reduction in our underwriting expenses, predominately due to lower advertising expenses, as well as rate increases. For the last three years, our catastrophe losses had a fairly consistent impact on our companywide underwriting results. During 2023, we recognized 1.9 points of unfavorable prior accident year development, compared to minimal favorable development for the prior two years. We quickly responded to this unfavorable development and other loss trends that we experienced in 2023, by raising rates in all of our segments to focus on achieving our underwriting target profit margin for the year.

Further underwriting results for our Personal Lines business, including results by distribution channel, the Commercial Lines business, the Property business, and our underwriting operations in total, were as follows:

Underwriting Performance[1]	2023	2022	2021
Personal Lines – Agency			
Loss & loss adjustment expense ratio	77.0	78.1	75.6
Underwriting expense ratio	18.1	17.8	18.5
Combined ratio	95.1	95.9	94.1
Personal Lines – Direct			
Loss & loss adjustment expense ratio	78.4	78.6	77.2
Underwriting expense ratio	14.3	17.6	19.4
Combined ratio	92.7	96.2	96.6
Total Personal Lines			
Loss & loss adjustment expense ratio	77.8	78.3	76.4
Underwriting expense ratio	16.0	17.7	19.0
Combined ratio	93.8	96.0	95.4
Commercial Lines			
Loss & loss adjustment expense ratio	79.0	71.5	69.3
Underwriting expense ratio	19.8	19.6	19.6
Combined ratio	98.8	91.1	88.9
Property			
Loss & loss adjustment expense ratio	69.6	83.3	86.4
Underwriting expense ratio	29.3	27.2	28.9
Combined ratio	98.9	110.5	115.3
Total Underwriting Operations			
Loss & loss adjustment expense ratio	77.6	77.3	75.7
Underwriting expense ratio	17.3	18.5	19.6
Combined ratio	94.9	95.8	95.3
Accident year – Loss & loss adjustment expense ratio[2]	75.7	77.5	75.7

[1] Ratios are expressed as a percentage of net premiums earned. Fees and other revenues are netted against either loss adjustment expenses or underwriting expenses in the ratio calculations, based on the underlying activity that generated the revenue.

[2] The accident year ratios include only the losses that occurred during each respective year. As a result, accident period results will change over time, either favorably or unfavorably, as we revise our estimates of loss costs when payments are made or reserves for that accident year are reviewed.

Losses and Loss Adjustment Expenses (LAE)

(millions)	2023	2022	2021
Change in net loss and LAE reserves	$ 4,800.1	$ 3,369.6	$ 4,233.7
Paid losses and LAE	40,854.5	34,753.1	29,393.9
Total incurred losses and LAE	$45,654.6	$38,122.7	$33,627.6

Claims costs, our most significant expense, represent payments made, and estimated future payments to be made, to or on behalf of our policyholders, including expenses needed to adjust or settle claims. Claims costs are a function of loss severity and frequency and, for our vehicle businesses, are influenced by inflation and driving patterns, among other factors, some of which are discussed below. In our Property business, severity is primarily a function of construction costs and the age of the structure. Accordingly, anticipated

changes in these factors are taken into account when we establish premium rates and loss reserves. Loss reserves are estimates of future costs and our reserves are adjusted as underlying assumptions change and information develops. See *Critical Accounting Policies – A. Loss and LAE Reserves* for a discussion of the effect of changing estimates.

Our total loss and LAE ratio increased 0.3 points in 2023 and 1.6 points in 2022, each compared to the prior year. During 2023, the increase in incurred severity and the unfavorable prior accident years reserve development, both discussed below, was partially offset by higher premiums per policy due to rate increases. Our accident year loss and LAE ratio, which excludes the impact of prior accident year reserve development during each calendar year, decreased 1.8 points in 2023 and increased 1.8 points in 2022, compared to the prior year.

We experienced severe weather conditions in several areas of the country during each of the last three years. Hurricanes, hail storms, tornadoes, and wind activity contributed to catastrophe losses each year. The following table shows our consolidated catastrophe losses and related combined ratio point impact, excluding loss adjustment expenses, for the years ended December 31:

($ in millions)	2023		2022		2021	
	$	Point[1]	$	Point[1]	$	Point[1]
Personal Lines	$1,093.4	2.4 pts.	$1,045.6	2.8 pts.	$ 652.0	1.8 pts.
Commercial Lines	41.2	0.4	34.4	0.4	26.7	0.4
Property	659.2	25.8	580.4	25.6	633.4	31.0
Total catastrophe losses incurred	$1,793.8	3.1 pts.	$1,660.4	3.4 pts.	$1,312.1	3.0 pts.

[1]Represents catastrophe losses incurred during the year, including the impact of reinsurance, as a percentage of net premiums earned for each segment.

During 2023, our catastrophe losses reflected severe weather events throughout the United States, with Texas, Florida, Colorado, Oklahoma, and Minnesota contributing to just over half of the losses. We have responded, and plan to continue to respond, promptly to catastrophic events when they occur in order to provide high-quality claims service to our customers.

Changes in our estimate of our ultimate losses on current catastrophes along with potential future catastrophes could have a material impact on our financial condition, cash flows, or results of operations. We reinsure various risks, including, but not limited to, catastrophic losses. We do not have catastrophe-specific reinsurance for our Personal Lines or commercial auto businesses, but we reinsure portions of our Property business. The Property business reinsurance programs include catastrophe occurrence excess of loss contracts and aggregate

excess of loss contracts. We also purchase excess of loss reinsurance on our Protective Insurance workers' compensation insurance business.

We evaluate our reinsurance programs during the renewal process, if not more frequently, to ensure our programs continue to effectively address the company's risk tolerance. As a result, during 2023, we entered into new reinsurance contracts under our occurrence excess of loss program for our Property business. The reinsurance program has retention thresholds for losses and allocated loss adjustment expenses (ALAE) from a single catastrophic event of $200 million, which is unchanged from the retention threshold on prior contracts. As of December 31, 2023, our reinsurance program included coverage, net of retention, of up to $2.0 billion in damages with substantial coverage for a second or third covered event. When including the Florida Hurricane Catastrophe

Fund and the Reinsurance Assistance to Policyholder programs that are specific to Florida, this coverage reached $2.4 billion.

During 2023, we also entered into new catastrophe aggregate excess of loss reinsurance contracts that have multiple layers of coverage. The first retention layer threshold ranges from $500 million to $575 million, excluding named tropical storms and hurricanes. We exceeded the first layer annual retention threshold by $17.9 million during 2023. The second retention layer threshold is $600 million, and includes named tropical storms and hurricanes. The first and second layers provide coverage up to $100 million and $85 million, respectively.

For 2024, we entered into a new catastrophe aggregate excess of loss reinsurance contract that has multiple layers of coverage, with the first retention layer threshold ranging from $450 million to $475 million, excluding named tropical storms and hurricanes, and the second retention layer threshold of $525 million, including named tropical storms and hurricanes. The first and second layers provide coverage up to $85 million and $100 million, respectively.

While the total coverage limit and per-event retention will evolve to fit the growth of our business, we expect to remain a consistent purchaser of reinsurance coverage. We were able to place our desired coverage at both June 1, 2023 and January 1, 2024, renewal events. While the cost of reinsurance in the markets in which we participate increased for the coverages placed during 2023 and the beginning of 2024, compared to the prior years, and the availability of reinsurance is subject to many forces outside of our control, we did not, and do not expect to in the near term, experience a significant lack of availability of any of the types of reinsurance that we typically purchase. See *Item 1A, Risk Factors* in our 2023 Form 10-K filed with the U.S. Securities and Exchange Commission, for the year ended December 31, 2023, for a discussion of certain risks related to catastrophe events and the potential impact of climate change. See *Item 1, Business – Reinsurance* on Form 10-K and *Note 7 – Reinsurance* for a discussion of our various reinsurance programs.

The following discussion of our severity and frequency trends in our personal auto business excludes comprehensive coverage because of its inherent volatility, as it is typically linked to catastrophic losses generally resulting from adverse weather. For our commercial auto products, the reported frequency and severity trends include comprehensive coverage. Comprehensive coverage insures against damage to a customer's vehicle due to various causes other than collision, such as windstorm, hail, theft, falling objects, and glass breakage.

Total personal auto incurred severity (i.e., average cost per claim, including both paid losses and the change in case reserves) on a calendar-year basis, over the prior-year periods was as follows:

Coverage Type	Growth Over Prior Year		
	2023	2022	2021[1]
Bodily injury	10 %	8 %	11 %
Collision	5	16	11
Personal injury protection	2	(9)	7
Property damage	9	20	8
Total	8	13	9

[1]Annualized year-over-2019 year to mitigate the impact that the COVID-19 pandemic had on frequency during 2020.

The year-over-year increase for 2023, compared to 2022, in part, reflects the impact of inflation, which continues to increase the valuation of used vehicles and total loss, repair, and medical costs.

On a calendar-year basis, our commercial auto products' incurred severity, excluding our TNC, BOP, and Protective Insurance products, increased 6% in 2023 and 2022, compared to 14% in 2021. Since the loss patterns in the TNC, BOP, and Protective Insurance businesses are not indicative of our other commercial auto products, disclosing severity and frequency trends excluding those businesses is more representative of our overall experience for the majority of our commercial auto products.

It is a challenge to estimate future severity, but we continue to monitor changes in the underlying costs, such as general inflation, used car prices, vehicle repair costs, medical costs, health care reform, court decisions, and jury verdicts, along with regulatory changes and other factors that may affect severity.

Our personal auto incurred frequency on a calendar-year basis, over the prior-year periods was as follows:

Coverage Type	Growth Over Prior Year		
	2023	2022	2021[1]
Bodily injury	2%	(4)%	(11)%
Collision	(7)	(8)	(3)
Personal injury protection	2	(5)	(10)
Property damage	0	(5)	(11)
Total	(2)	(6)	(7)

[1] Annualized year-over-2019 year to mitigate the impact that the COVID-19 pandemic had on frequency during 2020.

On a calendar-year basis, our commercial auto products' incurred frequency, excluding our TNC, BOP, and Protective Insurance products, saw an increase of about 2% in 2023, 3% in 2022, and 9% in 2021. On an annualized basis, for 2021, incurred frequency decreased 4% compared to 2019.

We closely monitor the changes in frequency, but the degree or direction of near-term frequency change is not something that we are able to predict with any certainty. We will continue to analyze trends to distinguish changes in our experience from other external factors, such as changes in the number of vehicles per household, miles driven, vehicle usage, gasoline prices, advances in vehicle safety, and unemployment rates, versus those resulting from shifts in the mix of our business or changes in driving patterns, to allow us to react quickly to price for these trends and to reserve more accurately for our loss exposures.

The table below presents the actuarial adjustments implemented and the loss reserve development experienced on a companywide basis in the years ended December 31:

($ in millions)	2023	2022	2021
Actuarial Adjustments			
Reserve decrease (increase)			
Prior accident years	$ (453.9)	$(105.5)	$ (78.5)
Current accident year	(586.6)	(83.8)	103.9
Calendar year actuarial adjustments	$(1,040.5)	$(189.3)	$ 25.4
Prior Accident Years Development			
Favorable (unfavorable)			
Actuarial adjustments	$ (453.9)	$(105.5)	$ (78.5)
All other development	(640.1)	191.8	83.2
Total development	$(1,094.0)	$ 86.3	$ 4.7
(Increase) decrease to calendar year combined ratio	(1.9) pts.	0.2 pts.	0 pts.

Total development consists of both actuarial adjustments and "all other development" on prior accident years. We use "accident year" generically to represent the year in which a loss occurred. The actuarial adjustments represent the net changes made by our actuarial staff to both current and prior accident year reserves based on regularly scheduled reviews. Through these reviews, our actuaries identify and measure variances in the projected frequency and severity trends, which allow them to adjust the reserves to reflect current cost trends.

For our Property business, 100% of catastrophe losses are reviewed monthly and any development on catastrophe reserves are included as part of the actuarial adjustments. For the Personal Lines and Commercial Lines businesses, development for catastrophe losses in the vehicle businesses would be reflected in "all other development," discussed below, to the extent they relate to prior year reserves. We report these actuarial adjustments separately for the current and prior accident years to reflect these adjustments as part of the total prior accident years development.

"All other development" represents claims settling for more or less than reserved, emergence of unrecorded claims at rates different than anticipated in our incurred but not recorded (IBNR) reserves, and changes in reserve estimates on specific claims. Although we believe the development from both the actuarial adjustments and "all other development" generally results from the same factors, we are unable to quantify the portion of the reserve development that might be applicable to any one or more of those underlying factors.

Our objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while incurring minimal variation from the date the reserves are initially established until losses are fully developed. Our ability to meet this objective is impacted by many factors. Changes in case law, particularly related to personal injury protection, can make it difficult to estimate reserves timely and with minimal variation. As reflected in the table above, we experienced unfavorable prior year development during 2023, compared to favorable prior year development in both 2022 and 2021.

About 65% of the total unfavorable development for 2023 was in our personal auto products with our Agency and Direct auto businesses contributing nearly equally. Just over half of the unfavorable development was attributable to higher than anticipated severity in auto property and physical damage coverages, and the remainder primarily due to increased loss costs in Florida injury and medical coverages and, to a lesser extent, higher than anticipated late reported injury claims. This was partially offset by lower than anticipated loss adjustment expenses.

While it is difficult to quantify the direct impact of insurance legislation that went into effect during 2023 in Florida, Florida contributed approximately half of the total prior accident year reserve development across all personal auto product lines during 2023. We continue to believe that the Florida tort reform will likely have a positive impact on the insurance industry in Florida over the long term and began seeing some of this occur in late 2023. We will continue to monitor the ever-changing legislative and regulatory environment and will respond as we deem necessary.

Coverages related to fixing vehicles have seen unprecedented increases in severity trends on previously closed claims during 2023, relative to the last couple of years, and continued to be the major driver of prior year unfavorable development countrywide. The contributors to the increased trends came from a variety of sources, including longer vehicle repair times, longer rental times, and higher parts prices and labor rates. Fixing vehicle coverages are short-tailed, which explains why about 85% of the total year-to-date prior year development is from the 2022 accident year. Excluding Florida, accident years prior to 2022 have developed favorably.

Our current year actuarial adjustments during the first half of the year were also primarily due to fixing vehicles. Since fixing vehicle coverages are short-tailed, most of the claims that are affected by emerging trends occurred in the later part of 2022. Accordingly, the steeper trends in fixing vehicle coverages increasingly affected claims that occurred in the current accident year. Florida litigation has been a relatively small part of current year actuarial adjustments since the increase in litigation

largely affected claims that occurred before March 2023. During the second half of 2023, we saw current year actuarial adjustments moderate. About 40% of current year actuarial adjustments during the second half of the year related to our TNC business. We continue to monitor loss trends across all states and coverages and will remain vigilant to adjust reserves to reflect those trends.

Our Commercial Lines business represented about one-third of the unfavorable development during 2023, mainly due to higher than anticipated severity and frequency of late reported injury claims and large loss emergence on injury claims, with about half of the unfavorable development attributable to our TNC business. The trend in loss costs during 2023 was steep, as costs for medical care and vehicle repair labor continued to climb. Although we have seen the inflationary environmental trends moderate, we believe the impact of these trends will continue to affect loss costs for the foreseeable future.

See *Note 6 – Loss and Loss Adjustment Expense Reserves*, for a more detailed discussion of our prior accident years development.

Underwriting Expenses
Underwriting expenses include policy acquisition costs and other underwriting expenses. The underwriting expense ratio is our underwriting expenses, net of certain fees and other revenues, expressed as a percentage of net premiums earned. For 2023, our underwriting expense ratio was down 1.2 points, compared to the prior year, primarily reflecting growth in net premiums earned and decreases in our advertising spend. In total, our companywide advertising spend decreased 21%, compared to 2022, as part of our efforts to focus on profitability during the year. The reduction in advertising spend, in concert with premium growth, reduced the contribution of advertising to our combined ratio by 1.4 points during 2023, compared to 2022.

To analyze underwriting expenses, we also review our non-acquisition expense ratio (NAER), which excludes costs related to policy acquisition, including advertising and agency commissions, from our underwriting expense ratio. By excluding acquisition costs from our underwriting expense ratio, we are able to understand costs other than those necessary to acquire new policies and grow the business. In 2023, our NAER increased 0.1 points, 0.4 points, and 1.3 points in our Personal Lines, Commercial Lines, and Property businesses, respectively, compared to 2022. In addition to employee compensation, which impacted all of the businesses' NAER, the increase in our Property NAER primarily reflected additional investments we made during the year in underwriting and pricing functions.

C. Growth

For our underwriting operations, we analyze growth in terms of both premiums and policies. Net premiums written represent the premiums from policies written during the period, less any premiums ceded to reinsurers. Net premiums earned, which are a function of the premiums written in the current and prior periods, are earned as revenue over the life of the policy using a daily earnings convention. Policies in force, our preferred measure of growth since it removes the variability due to rate changes or mix shifts, represents all policies for which coverage was in effect as of the end of the period specified.

For the years ended December 31, ($ in millions)	2023 $	2023 % Growth	2022 $	2022 % Growth	2021 $	2021 % Growth
Net Premiums Written						
Personal Lines						
Agency	$ 22,277.9	22 %	$ 18,334.2	6 %	$ 17,257.9	7 %
Direct	26,303.1	26	20,944.3	11	18,910.9	10
Total Personal Lines	48,581.0	24	39,278.5	9	36,168.8	8
Commercial Lines	10,138.3	8	9,398.8	17	8,015.9	51
Property	2,830.6	18	2,401.7	8	2,216.2	16
Other indemnity[1]	0.3	(86)	2.1	(51)	4.3	NM
Total underwriting operations	$ 61,550.2	20 %	$ 51,081.1	10 %	$ 46,405.2	14 %
Net Premiums Earned						
Personal Lines						
Agency	$ 21,198.2	19 %	$ 17,744.7	5 %	$ 16,881.0	7 %
Direct	25,015.1	24	20,135.5	9	18,492.3	10
Total Personal Lines	46,213.3	22	37,880.2	7	35,373.3	8
Commercial Lines	9,898.7	9	9,088.3	31	6,945.2	42
Property	2,551.4	12	2,270.0	11	2,042.5	16
Other indemnity[1]	1.0	(63)	2.7	(65)	7.7	NM
Total underwriting operations	$ 58,664.4	19 %	$ 49,241.2	11 %	$ 44,368.7	13 %

NM = Not meaningful
[1] Includes other underwriting business and run-off operations.

December 31, (# in thousands)	2023 #	2023 % Growth	2022 #	2022 % Growth	2021 #	2021 % Growth
Policies in Force						
Personal Lines						
Agency auto	8,335.5	7 %	7,766.3	(1)%	7,879.0	3 %
Direct auto	11,190.4	10	10,131.0	6	9,568.2	8
Total auto	19,525.9	9	17,897.3	3	17,447.2	6
Special lines[1]	5,968.6	7	5,558.1	5	5,288.5	8
Personal Lines - total	25,494.5	9	23,455.4	3	22,735.7	6
Commercial Lines	1,098.5	5	1,046.4	8	971.2	18
Property	3,096.5	9	2,851.3	3	2,776.2	12
Companywide total	29,689.5	9 %	27,353.1	3 %	26,483.1	7 %

[1] Includes insurance for motorcycles, RVs, watercraft, snowmobiles, and similar items.

To analyze growth, we review new policies, rate levels, and the retention characteristics of our segments. Although new policies are necessary to maintain a growing book of business, we recognize the importance of retaining our current customers as a critical component of our continued growth.

D. Personal Lines

The following table shows our year-over-year changes for our Personal Lines business:

	Growth Over Prior Year		
	2023	**2022**	**2021**
Applications			
New	14%	1%	(2)%
Renewal	10	1	11
Written premium per policy - Auto	10	9	0
Policy life expectancy - Auto			
Trailing 3 months	14	(9)	(1)
Trailing 12 months	24	(22)	2

In our Personal Lines business, compared to the prior year periods, personal auto new applications grew 60% in the first half of 2023, but decreased dramatically during the second half of 2023, as a result of targeted rate and non-rate actions we took to focus on profitability over growth in an effort to achieve our calendar-year underwriting profitability goal. For 2023, our new applications grew 15% in personal auto and 11% in special lines, compared to 2022. Compared to the prior year, our personal auto renewal applications for 2023 were up 10% and our special lines products recorded a 6% increase in renewal applications.

Results for 2023 varied by consumer segment. Personal auto policies in force grew between 1% and 14% across all consumer segments, compared to the prior year, with Sam reporting the lowest increase and the Wrights and Robinsons having the largest growth. New business application growth was up across all segments. Quote volume decreased in all consumer segments, except the Wrights, with all consumer segments seeing an increased rate of conversion.

Our focus on achieving our target underwriting profitability takes precedence over growth. We will continue to manage growth and profitability in accordance with our long-standing goal of growing as fast as we can as long as we can provide high-quality customer service, at or below a companywide 96 combined ratio on a calendar-year basis. During 2023, in addition to rate increases, we took measures to achieve our target profit margin that included slowing new business growth through verification activities, bill plan offerings, and we also continued to exercise general operational expense discipline.

During 2023, we implemented personal auto rate increases in 48 states that, on an aggregate basis, increased rates about 19% during the year, following a 13% rate increase during 2022. In response to rising costs, we started taking rate increases in the second quarter 2021 and continued taking rate increases throughout 2023. We believe that our prior-year rate increases had a negative impact on our 2022 policy life expectancy, and as competitors also raised rates, our retention started to lengthen as evidenced by the growth in our trailing 3-and 12-month policy life expectancy in 2023. Our written premium per policy increased during 2023 and 2022, primarily due to the rate increases taken in those years.

We report our Agency and Direct business results separately as components of our Personal Lines segment to provide further understanding of our products by distribution channel. The channel discussions below are focused on personal auto insurance since this product accounted for 94% of the Personal Lines segment net premiums written during 2023.

The Agency Business

	Growth Over Prior Year		
	2023	**2022**	**2021**
Applications - Auto			
New	15%	(3)%	(8)%
Renewal	6	(3)	8
Written premium per policy - Auto	12	11	1
Policy life expectancy - Auto			
Trailing 3 months	23	(11)	(3)
Trailing 12 months	29	(24)	1

The Agency business includes business written by more than 40,000 independent insurance agencies that represent Progressive, as well as brokerages in New York and California. During 2023, 40 states and the District of Columbia generated new Agency auto application growth, including 9 of our top 10 largest Agency states. Total Agency auto applications increased 8% with growth in both new and renewal applications. New applications and policies in force increased during 2023, across all consumer segments, except Sam, who saw a low single digit decline in both measures, compared to 2022.

During 2023, we experienced a 1% year-over-year increase in Agency auto quotes and a 13% increase in the rate of conversion. While all consumer segments contributed to the increase in conversion, compared to

2022, only the Wrights saw an increase in quote volume year over year in 2023. Written premium per policy for new and renewal Agency auto business increased 7% and 13%, respectively, compared to 2022, primarily driven by rate increases.

Policy life expectancy in the Agency business lengthened significantly during 2023, following substantial declines in 2022. During 2023, as part of our efforts to slow growth to achieve our target profitability, we focused our efforts to attract a more preferred tier of customers, along with more Robinsons, who tend to stay with us longer.

The Direct Business

	Growth Over Prior Year		
	2023	2022	2021
Applications - Auto			
New	15 %	6 %	0 %
Renewal	13	3	13
Written premium per policy - Auto	10	8	(1)
Policy life expectancy - Auto			
Trailing 3 months	6	(6)	2
Trailing 12 months	19	(19)	3

The Direct business includes business written directly by Progressive online, through our Progressive mobile app, or by the phone. During 2023, we generated new Direct auto application growth in 46 states and the District of Columbia, including 8 of our top 10 largest Direct states. Total auto applications increased 13% with growth in both new and renewal applications. New applications increased across all consumer segments and policies in force grew between 4% and 13% in each consumer segment, compared to 2022.

During 2023, we experienced an increase in Direct auto quote volume and conversion of 5% and 9%, respectively, compared to 2022. All consumer segments saw an increase in quote volume except Sam, who experienced a low single digit decline, with all consumer segments seeing an increase in the rate of conversion, compared to 2022.

Written premium per policy for new and renewal Direct auto business increased 5% and 11%, respectively, during 2023, compared to 2022, primarily driven by rate increases.

The Direct business experienced a lengthening of retention in 2023, following decreases in policy life expectancy in 2022. The drivers of the change in policy

life expectancy were similar to the Agency business where the focus was to grow more bundled customers and those in a more preferred market tier.

E. Commercial Lines
Our Commercial Lines business operates in five traditional BMTs, which include business auto, for-hire transportation, contractor, for-hire specialty, and tow markets, primarily written through the agency channel. We also write TNC business, BOP insurance, and, through Protective Insurance, larger fleet and workers' compensation insurance primarily for the transportation industry, along with trucking industry independent contractors, and affinity programs.

The following table and discussion focuses on our commercial auto product, excluding our TNC and Protective Insurance products. Year-over-year changes in our commercial auto product were as follows:

	Growth Over Prior Year		
	2023	2022	2021
Applications			
New	4 %	(1)%	27 %
Renewal	4	12	12
Written premium per policy	3	11	17
Policy life expectancy			
Trailing 12 months	(12)	(12)	11

The increases in net premiums written in our Commercial Lines business reflected growth in all of our BMTs, except our for-hire transportation BMT, which continued to be impacted by a slowdown in the rate of economic activity and challenging freight market conditions. The most significant growth was in our contractor and business auto BMTs. We believe the increase in our contractor BMT was influenced by increased construction, employment, and commercially based economic spending trends during 2023.

During 2023, commercial auto new application growth was positive in each of our BMTs, except for our for-hire transportation BMT, as previously discussed. We experienced a 7% increase in quote volume and a 3% decrease in the rate of conversion in our commercial auto products during 2023, compared to 2022.

During 2023, we increased rates, in aggregate, about 17% in our commercial auto products. Written premium per policy for new commercial auto business decreased 3% for 2023, compared to 2022. Shifts in the mix of business from for-hire trucking, which has higher premiums, to lower premium products, like business auto and contractor BMTs, more than offset the rate increases we took in commercial auto on our new business. Written premium per policy on renewal commercial auto products increased 6%, compared to 2022.

Our policy life expectancy decreased in all BMTs. We believe increased rates and non-rate actions as well as unfavorable trucking market conditions drove increased shopping and motor carriers exited the industry, resulting in negative effects on policy life expectancy.

F. Property
The following table shows our year-over-year changes for our Property business:

	Growth Over Prior Year		
	2023	2022	2021
Applications			
New	15 %	(8)%	20 %
Renewal	5	8	10
Written premium per policy	10	6	1
Policy life expectancy			
Trailing 12 months	15	(7)	(9)

Our Property business writes residential property insurance for homeowners, other property owners, and renters, and umbrella insurance in the agency and direct channels.

Improving profitability and reducing concentration exposure continued to be the top priority for our Property business during 2023. We concentrated our growth in the Property business in markets that are less susceptible to catastrophes and lowered our exposure to coastal and hail-prone states for all products, excluding renters and umbrella. New applications in the growth-oriented states were up about 45%, compared to 2022. In regions where our appetite to write new business is limited, we continued to prioritize Progressive auto bundles, as well as lower risk properties, such as new construction or homes with newer roofs.

New applications were down about 20% during 2023 in the more volatile weather states, compared to last year. In addition, to continue to rebalance our Property business, we began a non-renewal effort of up to 115,000 Property policies in Florida. Following the required notices, the first of these non-renewals will go into effect in the second quarter of 2024 and will continue over the following 12 months. To try to ease

disruption to our customers and agents, we reached an agreement with another unaffiliated Florida insurer to offer replacement policies to these policyholders, subject to the insurer's underwriting and financial guidelines and agent appointments where applicable.

Our written premium per policy increased on a year-over-year basis, primarily attributable to rate increases taken over the last 12 months and higher premium coverages reflecting increased property values. During 2023, we increased rates, in aggregate, about 16% in our Property segment, with larger increases in coastal and hail-prone states. The written premium per policy increase was partially offset by less homeowners growth in volatile states that have higher average premiums. We intend to continue to make targeted rate increases in states where we believe it is necessary to achieve our profitability targets.

The policy life expectancy in our Property business lengthened during 2023, compared to decreases in policy life expectancy during 2022, primarily driven by a slowdown in the housing market and a shift in the mix of business.

G. Litigation
The Progressive Corporation and/or its insurance subsidiaries are named as defendants in various lawsuits arising out of claims made under insurance policies issued by its subsidiaries in the ordinary course of business. We consider all legal actions relating to such claims in establishing our loss and loss adjustment expense reserves.

In addition, various Progressive entities are named as defendants in a number of alleged class/collective/representative actions or individual lawsuits arising out of the operations of the insurance subsidiaries. We plan to contest these suits vigorously, but may pursue settlement negotiations in some cases, as we deem appropriate. In the event that any one or more of these cases results in a substantial judgment against us, or settlement by us, or if our accruals (if any) prove to be inadequate, the resulting liability could have a material adverse effect on our consolidated financial condition, cash flows, and/or results of operations or our liquidity. During the last three years, we have settled several class/collective action and individual lawsuits. These settlements did not have a material effect on our financial condition, cash flows, or results of operations. See *Note 12 – Litigation* for a more detailed discussion.

H. Income Taxes

At December 31, 2023 and 2022, we had net current income taxes payable of $311.8 million and $10.9 million, respectively, which were reported in accounts payable, accrued expenses, and other liabilities on our consolidated balance sheets. This balance, which represented our estimated tax liability for the year less payments made during the year, may fluctuate from period to period due to normal timing differences and the portion of earnings generated during the fourth quarter relative to our annual earnings. See *Note 5 – Income Taxes* for further information.

A deferred tax asset or liability is a tax benefit or expense, respectively, that is expected to be realized in a future tax return. At December 31, 2023 and 2022, we reported net deferred tax assets. We are required to assess our deferred tax assets for recoverability, and, based on our analysis, we determined that we did not need a valuation allowance on our gross deferred tax assets for either year. Although realization of the gross deferred tax assets is not assured, management believes it is more likely than not that the gross deferred tax assets will be realized based on our expectation we will be able to fully utilize the deductions that are recognized for tax purposes. We believe our deferred tax asset related to net unrealized losses on fixed-maturity securities will be realized based on the existence of prior-year capital gains and current temporary differences related to unrealized gains in our equity portfolio.

Our effective tax rate was 20% for 2023 and 2021, compared to 22% for 2022. The decrease in the effective tax rate during 2023, compared to 2022, was in part attributable to the goodwill impairment in 2022, which is not deductible for income tax purposes.

Consistent with prior years, we had no uncertain tax positions. See *Note 5 – Income Taxes* for further information.

IV. RESULTS OF OPERATIONS – INVESTMENTS

A. Portfolio Summary

At year-end 2023, the fair value of our investment portfolio was $66.0 billion, compared to $53.5 billion at year-end 2022. The increase in value from year-end 2022 primarily reflected cash flows from operations and increases in the valuation of our portfolio. Our investment income (interest and dividends) increased 50% and 46% in 2023 and 2022, respectively. The increases in both years were primarily due to investing new cash from operations, and proceeds from maturing bonds, at higher coupon rates, and an increase in interest rates on our floating-rate securities.

B. Investment Results

Our management philosophy governing the portfolio is to evaluate investment results on a total return basis. The fully taxable equivalent (FTE) total return includes recurring investment income, adjusted to a fully taxable amount for certain securities that receive preferential tax treatment (e.g., municipal securities), and total net realized, and changes in total unrealized, gains (losses) on securities.

The following summarizes investment results for the years ended December 31:

	2023	2022	2021
Pretax recurring investment book yield	3.1 %	2.4 %	1.9 %
FTE total return:			
Fixed-income securities	5.4	(6.6)	(0.1)
Common stocks	26.7	(19.4)	33.4
Total portfolio	6.3	(7.8)	2.6

The increase in the book yield during 2023 and 2022, primarily reflected investing new cash from operations, and proceeds from maturing bonds, at higher coupon rates, and an increase in interest rates on our floating-rate securities. The increase in the fixed-income portfolio total return, compared to last year, reflected valuation increases across all sectors due to lower interest rates and tighter credit spreads, while the increase in the common stock return reflected general market conditions.

A further break-down of our FTE total returns for our fixed-income portfolio for the years ended December 31, follows:

	2023	2022	2021
Fixed-income securities:			
U.S. Treasury Notes	4.6 %	(7.8)%	(1.2)%
Municipal bonds	5.9	(8.3)	(0.2)
Corporate bonds	7.1	(6.0)	(0.4)
Residential mortgage-backed securities	9.2	0.6	1.3
Commercial mortgage-backed securities	6.9	(9.5)	0.5
Other asset-backed securities	7.2	(1.6)	0.7
Preferred stocks	2.5	(8.3)	6.9
Short-term investments	5.0	1.5	0.1

C. Portfolio Allocation

The composition of the investment portfolio at December 31, was:

($ in millions)	Fair Value	% of Total Portfolio	Duration (years)	Average Rating[1]
2023				
U.S. government obligations	$ 36,869.4	55.9 %	3.6	AA+
State and local government obligations	2,202.8	3.3	3.0	AA+
Foreign government obligations	16.3	0.1	2.6	AAA
Corporate debt securities	11,183.7	16.9	2.7	BBB+
Residential mortgage-backed securities	417.2	0.6	0.5	A+
Commercial mortgage-backed securities	3,939.7	6.0	2.3	A
Other asset-backed securities	5,575.4	8.4	1.2	AA+
Preferred stocks	1,075.8	1.7	2.4	BBB-
Short-term investments	1,789.9	2.7	<0.1	AA-
Total fixed-income securities	63,070.2	95.6	3.0	AA-
Common equities	2,928.4	4.4	na	na
Total portfolio[2]	$ 65,998.6	100.0 %	3.0	AA-
2022				
U.S. government obligations	$ 25,167.4	47.0 %	3.7	AAA
State and local government obligations	1,977.1	3.7	3.5	AA+
Foreign government obligations	15.5	0.1	3.5	AAA
Corporate debt securities	9,412.7	17.6	2.8	BBB
Residential mortgage-backed securities	666.8	1.2	0.4	A
Commercial mortgage-backed securities	4,663.5	8.7	2.7	A+
Other asset-backed securities	4,564.6	8.5	1.1	AA+
Preferred stocks	1,397.5	2.6	2.8	BBB-
Short-term investments	2,861.7	5.4	0.1	AAA-
Total fixed-income securities	50,726.8	94.8	2.9	AA
Common equities	2,821.5	5.2	na	na
Total portfolio[2]	$ 53,548.3	100.0 %	2.9	AA

na = not applicable

[1] Represents ratings at period end. Credit quality ratings are assigned by nationally recognized statistical rating organizations. To calculate the weighted average credit quality ratings, we weight individual securities based on fair value and assign a numeric score of 0-5, with non-investment-grade and non-rated securities assigned a score of 0-1. To the extent the weighted average of the ratings falls between AAA and AA+, we assign an internal rating of AAA-.

[2] At December 31, 2023 and 2022, we had $45.6 million and $34.4 million, respectively, of net unsettled security transactions included in other assets.

The total fair value of the portfolio at December 31, 2023 and 2022, included $4.2 billion and $4.4 billion, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.

Our asset allocation strategy is to maintain 0%-25% of our portfolio in Group I securities, with the balance (75%-100%) of our portfolio in Group II securities.

We define Group I securities to include:
- common equities,
- nonredeemable preferred stocks,
- redeemable preferred stocks, except for 50% of investment-grade redeemable preferred stocks with cumulative dividends, which are included in Group II, and
- all other non-investment-grade fixed-maturity securities.

Group II securities include:
- short-term securities, and
- all other fixed-maturity securities, including 50% of investment-grade redeemable preferred stocks with cumulative dividends.

We believe this asset allocation strategy allows us to appropriately assess the risks associated with these securities for capital purposes and is in line with the treatment by our regulators.

The following table shows the composition of our Group I and Group II securities at December 31:

($ in millions)		2023			2022	
		Fair Value	% of Total Portfolio		Fair Value	% of Total Portfolio
Group I securities:						
Non-investment-grade fixed maturities	$	532.6	0.8 %	$	1,249.2	2.3 %
Redeemable preferred stocks[1]		86.9	0.1		92.1	0.2
Nonredeemable preferred stocks		902.1	1.4		1,213.2	2.3
Common equities		2,928.4	4.4		2,821.5	5.2
Total Group I securities		4,450.0	6.7		5,376.0	10.0
Group II securities:						
Other fixed maturities		59,758.7	90.6		45,310.6	84.6
Short-term investments		1,789.9	2.7		2,861.7	5.4
Total Group II securities		61,548.6	93.3		48,172.3	90.0
Total portfolio	$	65,998.6	100.0 %	$	53,548.3	100.0 %

[1] We held no non-investment-grade redeemable preferred stocks at December 31, 2023 or 2022.

To determine the allocation between Group I and Group II, we use the credit ratings from models provided by the National Association of Insurance Commissioners (NAIC) to classify our residential and commercial mortgage-backed securities, excluding interest-only (IO) securities, and the credit ratings from nationally recognized statistical rating organizations (NRSROs) to classify all other debt securities. NAIC ratings are based on a model that considers the book price of our securities when assessing the probability of future losses in assigning a credit rating. As a result, NAIC ratings can vary from credit ratings issued by NRSROs. Management believes NAIC ratings more accurately reflect our risk profile when determining the asset allocation between Group I and II securities.

Unrealized Gains and Losses
As of December 31, 2023, our fixed-maturity portfolio had total after-tax net unrealized losses, which are recorded as part of accumulated other comprehensive income (loss) on our consolidated balance sheets, of $1.6 billion, compared to $2.8 billion at December 31, 2022. The decrease in total unrealized loss year over year, was due to valuation increases across all fixed-maturity sectors, most prominently in our U.S. Treasury, corporate debt, and other asset-backed portfolios as lower interest rates and tighter credit spreads drove strong portfolio performance.

See *Note 2 – Investments* for a further break-out of our gross unrealized gains (losses).

Holding Period Gains (Losses)

The following table provides the balance and activity for both the gross and net holding period gains (losses) for 2023:

(millions)	Gross Holding Period Gains	Gross Holding Period Losses	Net Holding Period Gains (Losses)
Balance at December 31, 2022			
Hybrid fixed-maturity securities	$ 1.3	$ (75.8)	$ (74.5)
Equity securities[1]	2,026.6	(182.2)	1,844.4
Total holding period securities	2,027.9	(258.0)	1,769.9
Current year change in holding period securities			
Hybrid fixed-maturity securities	4.0	41.4	45.4
Equity securities[1]	207.3	95.7	303.0
Total changes in holding period securities	211.3	137.1	348.4
Balance at December 31, 2023			
Hybrid fixed-maturity securities	5.3	(34.4)	(29.1)
Equity securities[1]	2,233.9	(86.5)	2,147.4
Total holding period securities	$ 2,239.2	$ (120.9)	$ 2,118.3

[1] Equity securities include common equities and nonredeemable preferred stocks.

Changes in holding period gains (losses), similar to unrealized gains (losses) in our fixed-maturity portfolio, are the result of changes in market performance as well as sales of securities based on various portfolio management decisions.

Fixed-Income Securities

The fixed-income portfolio is managed internally and includes fixed-maturity securities, short-term investments, and nonredeemable preferred stocks. Following are the primary exposures for the fixed-income portfolio.

Interest Rate Risk This risk includes the change in value resulting from movements in the underlying market rates of debt securities held. We manage this risk by maintaining the portfolio's duration (a measure of the portfolio's exposure to changes in interest rates) between 1.5 and 5.0 years. The duration of the fixed-income portfolio was 3.0 years at December 31, 2023, compared to 2.9 years at December 31, 2022. The distribution of duration and convexity (i.e., a measure of the speed at which the duration of a security is expected to change based on a rise or fall in interest rates) is monitored on a regular basis.

The duration distribution of our fixed-income portfolio, excluding short-term investments, represented by the interest rate sensitivity of the comparable benchmark U.S. Treasury Notes, at December 31, was:

Duration Distribution	2023	2022
1 year	18.1 %	17.5 %
2 years	12.0	16.9
3 years	25.7	21.3
5 years	27.4	25.1
7 years	14.6	14.0
10 years	2.2	5.2
Total fixed-income portfolio	100.0 %	100.0 %

Credit Risk This exposure is managed by maintaining an A+ minimum weighted average portfolio credit quality rating, as defined by NRSROs. At December 31, 2023 and 2022, our weighted average credit quality rating was AA- and AA, respectively. The credit quality distribution of the fixed-income portfolio at December 31, was:

Average Rating	2023	2022
AAA	10.7 %	65.5 %
AA	65.1	6.4
A	7.0	7.6
BBB	15.7	17.2
Non-investment-grade/non-rated:[1]		
BB	1.2	2.5
B	0.2	0.5
CCC and lower	0	0.1
Non-rated	0.1	0.2
Total fixed-income portfolio	100.0 %	100.0 %

[1] The ratings in the table above are assigned by NRSROs.

The year-over-year rating shift between the AAA and AA categories was primarily due to a second major credit rating agency downgrading U.S. Treasury debt to AA+ from AAA, which led us to lower our U.S. Treasury positions to AA+.

Concentration Risk Our investment constraints limit investment in a single issuer, other than U.S. Treasury Notes or a state's general obligation bonds, to 2.5% of shareholders' equity, while the single issuer guideline on preferred stocks and/or non-investment-grade debt is 1.25% of shareholders' equity. Additionally, the guideline applicable to any state's general obligation bonds is 6% of shareholders' equity. We consider concentration risk both overall and in the context of individual asset classes and sectors, including, but not limited to, common equities, residential and commercial mortgage-backed securities, municipal bonds, and high-yield bonds. At December 31, 2023 and 2022, we were within all of the constraints described above.

Prepayment and Extension Risk We are exposed to this risk especially in our asset-backed (i.e., structured product) and preferred stock portfolios. Prepayment risk includes the risk of early redemption of security principal that may need to be reinvested at less attractive rates. Extension risk includes the risk that a security will not be redeemed when anticipated, and that the security that is extended will have a lower yield than a security we might be able to obtain by reinvesting the expected redemption principal. Our holdings of different types of structured debt and preferred securities help manage this risk. During 2023 and 2022, we did not experience significant adverse prepayment or extension of principal relative to our cash flow expectations in the portfolio.

Liquidity Risk Our overall portfolio remains very liquid and we believe that it is sufficient to meet expected near-term liquidity requirements. The short-to-intermediate duration of our portfolio provides a source of liquidity. During 2024, we expect approximately $6.1 billion, or 25%, of principal repayment from our fixed-income portfolio, excluding U.S. Treasury Notes and short-term investments. Cash from interest and dividend payments provides an additional source of recurring liquidity.

The duration of our U.S. government obligations, which are included in the fixed-income portfolio, was comprised of the following at December 31, 2023:

($ in millions)	Fair Value	Duration (years)
U.S. Treasury Notes		
Less than one year	$ 3,402.9	0.6
One to two years	4,309.2	1.4
Two to three years	4,226.8	2.5
Three to five years	16,153.5	3.9
Five to seven years	7,207.9	5.6
Seven to ten years	1,569.1	7.4
Total U.S. Treasury Notes	$36,869.4	3.6

ASSET-BACKED SECURITIES

Included in the fixed-income portfolio are asset-backed securities, which were comprised of the following at December 31:

($ in millions)	Fair Value	Net Unrealized Gains (Losses)	% of Asset-Backed Securities	Duration (years)	Average Rating (at period end)[1]
2023					
Residential mortgage-backed securities	$ 417.2	$ (9.8)	4.2 %	0.5	A+
Commercial mortgage-backed securities	3,939.7	(595.5)	39.7	2.3	A
Other asset-backed securities	5,575.4	(91.4)	56.1	1.2	AA+
Total asset-backed securities	$ 9,932.3	$ (696.7)	100.0 %	1.6	AA-
2022					
Residential mortgage-backed securities	$ 666.8	$ (17.2)	6.7 %	0.4	A
Commercial mortgage-backed securities	4,663.5	(782.5)	47.1	2.7	A+
Other asset-backed securities	4,564.6	(259.6)	46.2	1.1	AA+
Total asset-backed securities	$ 9,894.9	$ (1,059.3)	100.0 %	1.8	AA-

[1] The credit quality ratings are assigned by NRSROs.

Residential Mortgage-Backed Securities (RMBS) The following table details the credit quality rating and fair value of our RMBS, along with the loan classification and a comparison of the fair value at December 31, 2023, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Residential Mortgage-Backed Securities (at December 31, 2023)

($ in millions) Average Rating[1]	Non-Agency	Government/GSE[2]	Total	% of Total
AAA	$ 64.7	$ 0.3	$ 65.0	15.6 %
AA	33.4	1.1	34.5	8.2
A	267.8	0	267.8	64.2
BBB	44.1	0	44.1	10.6
Non-investment-grade/non-rated:				
BB	0.3	0	0.3	0.1
CCC and lower	1.4	0	1.4	0.3
Non-rated	4.1	0	4.1	1.0
Total fair value	$ 415.8	$ 1.4	$ 417.2	100.0 %
Decrease in value	(2.2)%	(4.6)%	(2.3)%	

[1] The credit quality ratings are assigned by NRSROs; when we assigned the NAIC ratings for our RMBS, 97% of our non-investment-grade securities were rated investment grade and reported as Group II securities, with the remainder classified as Group I.

[2] The securities in this category are insured by a Government Sponsored Entity (GSE) and/or collateralized by mortgage loans insured by the Federal Housing Administration (FHA) or the U.S. Department of Veteran Affairs (VA).

In the residential mortgage-backed sector, our portfolio consists of deals that are backed by either high-credit quality borrowers or those that have strong structural protections through underlying loan collateralization. During 2023, the RMBS portfolio decreased as a result of principal paydowns, maturities, and tender offers on securities that we participated in.

Commercial Mortgage-Backed Securities (CMBS) The following table details the credit quality rating and fair value of our CMBS, along with a comparison of the fair value at December 31, 2023, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Commercial Mortgage-Backed Securities (at December 31, 2023)

($ in millions) Average Rating[1]	Multi-Borrower		Single-Borrower		Total	% of Total
AAA	$	179.6	$	971.5	$1,151.1	29.2 %
AA		0		924.7	924.7	23.5
A		0		727.7	727.7	18.5
BBB		0		733.1	733.1	18.6
Non-investment-grade/non-rated:						
BB		0		393.1	393.1	10.0
B		0		10.0	10.0	0.2
Total fair value	$	179.6	$	3,760.1	$3,939.7	100.0 %
Decrease in value		(4.1)%		(13.5)%	(13.1)%	

[1] The credit quality ratings are assigned by NRSROs; when we assigned the NAIC ratings for our CMBS, 62% of our non-investment-grade securities were rated investment grade and reported as Group II securities, with the remainder classified as Group I.

The CMBS portfolio experienced heightened volatility throughout 2023 due to ongoing challenges around the commercial real estate market and higher financing costs for commercial properties. In general, delinquencies in the CMBS market have increased as some loans that reached their maturity date have had difficulty refinancing. New CMBS issuances continued to remain slow in the single-asset single-borrower market and liquidity has continued to be challenged. During 2023, we selectively reduced certain positions that we believed would be sensitive to potential future economic uncertainty. As of December 31, 2023, we had no delinquencies in our CMBS portfolio.

With focus on the commercial real estate sector, the following table shows the composition of our CMBS portfolio by maturity year and sector:

Commercial Mortgage-Backed Securities Sector Details (at December 31, 2023)

($ in millions) Maturity[1]	Office	Lab Office	Multi- family	Multi- family IO	Retail	Industrial	Self- storage	Casino	Defeased	Total	Average Original LTV	Average Current DSCR
2024	$ 121.3	$ 24.4	$ 22.2	$ 41.5	$35.2	$180.0	$ 0	$ 0	$158.8	$ 583.4	58.2 %	2.0
2025	0	41.9	0	37.0	63.9	43.8	0	0	0	186.6	65.7	2.1
2026	426.5	81.6	281.7	33.4	0	90.6	60.7	109.4	0	1,083.9	60.9	1.9
2027	405.1	0	38.9	30.2	0	94.0	245.7	0	0	813.9	60.1	1.9
2028	249.0	0	0	22.9	0	0	0	0	0	271.9	51.9	3.3
2029	383.0	0	0	10.9	0	0	0	66.8	0	460.7	58.8	3.1
2030	72.1	59.2	0	3.7	0	0	0	89.9	0	224.9	55.5	3.1
2031	223.1	91.3	0	0	0	0	0	0	0	314.4	66.5	2.1
Total fair value	$1,880.1	$298.4	$342.8	$179.6	$99.1	$408.4	$306.4	$266.1	$158.8	$3,939.7		

LTV= loan to value
DSCR= debt service coverage ratio

[1] The floating-rate securities were extended to their full maturity and fixed-rate securities are shown to their anticipated repayment date (if applicable) or otherwise, their maturity date.

We show the average loan to value (LTV) of each maturity year when the loans were originated. The LTV ratio that management uses, which is commonly expressed as a percentage, compares the size of the entire mortgage loan to the appraised value of the underlying property collateralizing the loan at issuance. A LTV ratio less than 100% indicates excess collateral value over the loan amount. LTV ratios greater than 100% indicate that the loan amount exceeds the collateral value. We believe this ratio provides a conservative view of our actual risk of loss, as this number displays the entire mortgage LTV, while our ownership is only a portion of the structure of the mortgage loan-backed security. For many of the mortgage loans in our portfolio, our exposure is in a more senior part of the structure, which means that the LTV on our actual exposure is even lower than the ratios presented.

In addition to the LTV ratio, we also examine the credit of our CMBS portfolio by reviewing the debt service coverage ratio (DSCR) of the securities. The DSCR compares the underlying property's annual net operating income to its annual debt service payments. A DSCR less than 1.0 times indicates that property operations do not generate enough income over the debt service payments, while a DSCR greater than 1.0 times indicates that there is an excess of operating income over the debt service payments. A number above 1.0 generally indicates that there would not be an incentive for the borrower to default in light of the borrower's excess income. The DSCR reported in the table is calculated based on the most currently available net operating income and mortgage payments for the borrower, which, for most securities, is 2023 data.

Other Asset-Backed Securities (OABS) The following table details the credit quality rating and fair value of our OABS, along with a comparison of the fair value at December 31, 2023, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Other Asset-Backed Securities (at December 31, 2023)								
($ in millions) Average Rating	Automobile	Collateralized Loan Obligations	Student Loan	Whole Business Securitizations	Equipment	Other	Total	% of Total
AAA	$2,022.6	$1,018.9	$35.1	$ 0	$764.4	$175.1	$4,016.1	72.0 %
AA	20.4	391.9	9.4	0	41.3	0	463.0	8.3
A	9.0	0	0	0	151.4	131.9	292.3	5.2
BBB	6.8	0	0	728.8	0	36.2	771.8	13.9
Non-investment-grade/ non-rated:								
BB	0	0	0	0	0	32.2	32.2	0.6
Total fair value	$2,058.8	$1,410.8	$44.5	$728.8	$957.1	$375.4	$5,575.4	100.0 %
Increase (decrease) in value	0.4 %	(0.7)%	(9.1)%	(7.4)%	(0.1)%	(6.8)%	(1.6)%	

We selectively added to the OABS portfolio throughout 2023 as we viewed spreads and potential returns to be attractive in certain sectors. Investments were predominantly made in the automobile and equipment categories in highly rated, senior, and short-tenor debt tranches. The additions were primarily in new issue markets, but some selective secondary purchases were also made.

STATE AND LOCAL GOVERNMENT OBLIGATIONS

The following table details the credit quality rating of our state and local government obligations (municipal securities) at December 31, 2023, without the benefit of credit or bond insurance:

Municipal Securities (at December 31, 2023)			
(millions) Average Rating	General Obligations	Revenue Bonds	Total
AAA	$ 683.2	$ 331.9	$ 1,015.1
AA	435.6	701.0	1,136.6
A	0	50.6	50.6
BBB	0	0.3	0.3
Non-rated	0	0.2	0.2
Total	$ 1,118.8	$ 1,084.0	$ 2,202.8

Included in revenue bonds were $495.9 million of single-family housing revenue bonds issued by state housing finance agencies, of which $280.5 million were supported by individual mortgages held by the state housing finance agencies and $215.4 million were supported by mortgage-backed securities.

Of the revenue bonds supported by individual mortgages held by state housing finance agencies, the overall credit quality rating was AA+. Most of these mortgages were supported by the FHA, VA, or private mortgage insurance providers. Of the revenue bonds supported by mortgage-backed securities, 85% were collateralized by Ginnie Mae mortgages, which are fully guaranteed by the U.S. government, and the remaining 15% were collateralized by Fannie Mae and Freddie Mac mortgages.

Credit spreads of tax-exempt and taxable municipal bonds tightened during 2023. While we modestly increased our holding in the portfolio during the year,

municipals as a percentage of the fixed-income portfolio declined, due to the lack of what we viewed as compelling investment opportunities. Our additions to the portfolio were focused on shorter-maturity general obligation, single family housing, and revenue bonds, which is reflected in the shorter municipal portfolio duration at year end 2023.

CORPORATE SECURITIES

The following table details the credit quality rating of our corporate securities at December 31, 2023:

(millions) Average Rating	Consumer	Industrial	Communication	Financial Services	Technology	Basic Materials	Energy	Total
Corporate Securities (at December 31, 2023)								
AAA	$ 0	$ 0	$ 0	$ 80.6	$ 0	$ 0	$ 0	$ 80.6
AA	139.2	0	0	303.7	0	0	45.1	488.0
A	548.4	351.2	179.5	1,404.8	16.4	116.7	462.6	3,079.6
BBB	2,432.7	1,405.7	400.4	1,270.5	548.0	43.5	1,086.2	7,187.0
Non-investment-grade/ non-rated:								
BB	86.1	36.9	61.2	0	11.1	0	6.0	201.3
B	119.3	0	0	0	0	24.9	0	144.2
Non-rated	0	0	0	0	3.0	0	0	3.0
Total fair value	$ 3,325.7	$ 1,793.8	$ 641.1	$ 3,059.6	$ 578.5	$ 185.1	$ 1,599.9	$ 11,183.7

While the size of our corporate debt portfolio varied throughout the year, the portfolio grew modestly during 2023, as we increased our holdings, on an absolute basis. At December 31, 2023, our corporate debt securities made up approximately 18% of the fixed-income portfolio, compared to approximately 19% at December 31, 2022.

We slightly reduced the maturity profile of the corporate debt portfolio during 2023. The duration of the corporate debt portfolio was 2.7 years at December 31, 2023, compared to 2.8 years at December 31, 2022, as we sold some of the longer duration securities with less attractive risk/reward profiles and added securities with shorter durations.

PREFERRED STOCKS – REDEEMABLE AND NONREDEEMABLE

The table below shows the exposure break-down for our preferred stocks by sector and rating at year end:

(millions) Average Rating	U.S. Banks	Foreign Banks	Insurance	Other Financial	Industrials	Utilities	Total
Preferred Stocks (at December 31, 2023)							
Financial Services							
BBB	$ 576.3	$ 41.6	$ 74.1	$ 27.7	$ 141.2	$ 44.8	$ 905.7
Non-investment-grade/ non-rated:							
BB	83.6	22.6	0	0	0	0	106.2
Non-rated	0	0	39.9	9.2	14.8	0	63.9
Total fair value	$ 659.9	$ 64.2	$ 114.0	$ 36.9	$ 156.0	$ 44.8	$ 1,075.8

The majority of our preferred securities have fixed-rate dividends until a call date and then, if not called, generally convert to floating-rate dividends. The interest rate duration of our preferred securities is calculated to reflect the call, floor, and floating-rate features. Although

a preferred security will remain outstanding if not called, its interest rate duration will reflect the variable nature of the dividend. At year-end 2023, our non-investment-grade preferred stocks were with issuers that maintain investment-grade senior debt ratings.

We also face the risk that dividend payments on our preferred stock holdings could be deferred for one or more periods or skipped entirely. As of December 31, 2023, we expect all of these securities to pay their dividends in full and on time. Approximately 78% of our preferred stock securities pay dividends that have tax preferential characteristics, while the balance pay dividends that are fully taxable.

During 2023, our preferred portfolio declined to $1.1 billion at December 31, 2023, from $1.4 billion at December 31, 2022. The decline was primarily due to preferred stocks that were called or sold due to our view of their less attractive risk/reward profiles, which was partially offset by an increase in valuation on preferred securities during the fourth quarter of 2023, as credit spreads tightened and interest rates decreased.

Common Equities

Common equities, as reported on our consolidated balance sheets at December 31, were comprised of the following:

($ in millions)	2023		2022	
Common stocks	$2,907.8	99.3 %	$2,801.7	99.3 %
Other risk investments[1]	20.6	0.7	19.8	0.7
Total common equities	$2,928.4	100.0 %	$2,821.5	100.0 %

[1]The other risk investments consist of limited partnership interests.

The majority of our common stock portfolio consists of individual holdings selected based on their contribution to the correlation with the Russell 1000 Index. We held 792 out of 1,010, or 78%, of the common stocks comprising the index at December 31, 2023, which made up 95% of the total market capitalization of the index. At December 31, 2023 and 2022, the year-to-date total return of the indexed portfolio, based on GAAP income, was within our targeted tracking error, which is +/-50 basis points.

The following is a summary of our indexed common stock portfolio holdings by sector compared to the Russell 1000 Index composition:

Sector	Equity Portfolio Allocation at December 31, 2023	Russell 1000 Allocation at December 31, 2023	Russell 1000 Sector Return in 2023
Consumer discretionary	14.2 %	15.4 %	36.8 %
Consumer staples	4.4	4.9	(2.6)
Financial services	10.8	10.3	15.4
Health care	12.2	11.6	2.4
Materials and processing	2.4	2.0	13.4
Other energy	4.1	3.8	(2.4)
Producer durable	13.0	12.7	20.3
Real estate	2.6	2.7	11.9
Technology	31.8	31.7	66.9
Telecommunications	2.1	2.4	12.6
Utilities	2.4	2.5	(4.7)
Total common stocks	100.0 %	100.0 %	26.5 %

For 2023, our common stock portfolio FTE total return was 26.7%, compared to 26.5% for the Russell 1000 Index, due to common stocks we hold outside of the index.

V. CRITICAL ACCOUNTING POLICIES

Progressive is required to make certain estimates and assumptions when preparing its financial statements and accompanying notes in conformity with GAAP. Actual results could differ from those estimates in a variety of areas. The two areas we view as most critical with respect to the application of estimates and assumptions is the establishment of our loss reserves and the methods for measuring expected credit losses on financial instruments.

A. Loss and LAE Reserves

Loss and LAE reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2023, we had $29.6 billion of net loss and LAE reserves (net of reinsurance recoverables on unpaid losses), which included $22.5 billion of case reserves and $7.1 billion of IBNR reserves. Personal auto liability and commercial auto liability reserves represent approximately 92% of our total carried net reserves. For this reason, the following discussion focuses on our vehicle businesses.

We do not review our loss reserves on a macro level and, therefore, do not derive a companywide range of reserves to compare to a standard deviation. Instead, we review a large majority of our reserves by product/ state subset combinations on a quarterly time frame, with the remaining reserves generally reviewed on a semiannual basis. A change in our scheduled reviews of a particular subset of the business depends on the size of the subset or emerging issues relating to the product or state. By reviewing the reserves at such a detailed level, we have the ability to identify and measure variances in the trends by state, product, and line coverage that otherwise would not be seen on a consolidated basis. We believe our comprehensive process of reviewing at a subset level provides us more meaningful estimates of our aggregate loss reserves.

In analyzing the ultimate accident year loss and LAE experience, our actuarial staff reviews in detail, at the subset level, frequency (number of losses per exposure), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year), as well as the frequency and severity of our LAE costs. The loss ratio, a primary measure of loss experience, is equal to the product of frequency times

severity divided by the average premium. The average premium for personal and commercial auto businesses is not estimated. The actual frequency experienced will vary depending on the change in the mix in class of drivers we insure, but the IBNR frequency projections for these lines of business are generally stable in the short term, because a large majority of the parties involved in an accident report their claims within a short time period after the occurrence. The severity experienced by Progressive is much more difficult to estimate, especially for injury claims, since severity is affected by changes in underlying costs, such as medical costs, jury verdicts, judicial interpretations, and regulatory changes. In addition, severity will vary relative to the change in our mix of business by limit.

Assumptions regarding needed reserve levels made by the actuarial staff take into consideration influences on available historical data that reduce the predictive nature of our projected future loss costs. Internal considerations that are process-related, which generally result from changes in our claims organization's activities, include claim closure rates, the number of claims that are closed without payment, and the level of the claims representatives' estimates of the needed case reserve for each claim. These changes and their effect on the historical data are studied at the state level versus on a larger, less indicative, countrywide basis.

External items considered include the litigation atmosphere, changes in medical costs, and the availability of services to resolve claims. These also are better understood at the state level versus at a more macro, countrywide level. These items, as well as additional considerations such as the type of accident and change in reporting patterns, are closely monitored.

At December 31, 2023, we had $34.4 billion of carried gross reserves and $29.6 billion of net reserves. Our net reserve balance assumes that the loss and LAE severity for accident year 2023 over accident year 2022 would be 7.4% higher for personal auto liability and 5.7% higher for commercial auto liability. As discussed above, the severity estimates are influenced by many variables that are difficult to precisely quantify and which influence the final amount of claims settlements. That, coupled with changes in internal claims practices, the legal environment, and state regulatory requirements, requires significant judgment in the estimate of the needed reserves to be carried.

The following table highlights what the effect would be to our carried loss and LAE reserves, on a net basis, as of December 31, 2023, if during 2024 we were to experience the indicated change in our estimate of severity for the 2023 accident year (i.e., claims that occurred in 2023):

| (millions) | Estimated Changes in Severity for Accident Year 2023 | | | | |
	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$ 17,159.3	$ 17,563.1	$ 17,966.9	$ 18,370.7	$ 18,774.5
Commercial auto liability	9,075.3	9,190.1	9,304.9	9,419.7	9,534.5
Other[1]	2,328.4	2,328.4	2,328.4	2,328.4	2,328.4
Total	$ 28,563.0	$ 29,081.6	$ 29,600.2	$ 30,118.8	$ 30,637.4

[1] Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.

Note: Every percentage point change in our estimate of severity for the 2023 accident year would affect our personal auto liability reserves by $201.9 million and our commercial auto reserves by $57.4 million.

Our 2023 year-end loss and LAE reserve balance also includes claims from prior years. Claims that occurred in 2023, 2022, and 2021, in the aggregate, accounted for approximately 93% of our reserve balance. If during 2024 we were to experience the indicated change in our estimate of severity for the total of the prior three accident years (i.e., 2023, 2022, and 2021), the effect to our year-end 2023 reserve balances would be as follows:

| (millions) | Estimated Changes in Severity for Accident Years 2023, 2022, and 2021 | | | | |
	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$ 15,860.1	$ 16,913.5	$ 17,966.9	$ 19,020.3	$ 20,073.7
Commercial auto liability	8,720.5	9,012.7	9,304.9	9,597.1	9,889.3
Other[1]	2,328.4	2,328.4	2,328.4	2,328.4	2,328.4
Total	$ 26,909.0	$ 28,254.6	$ 29,600.2	$ 30,945.8	$ 32,291.4

[1] Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.

Note: Every percentage point change in our estimate of severity for the 2023, 2022, and 2021 accident years would affect our personal auto liability reserves by $526.7 million and our commercial auto reserves by $146.1 million.

Our best estimate of the appropriate amount for our reserves as of year-end 2023 is included in our financial statements for the year. Our goal is to ensure that total reserves are adequate to cover all loss costs, while sustaining minimal variation from the time reserves are initially established until losses are fully developed. At the point in time when reserves are set, we have no way of knowing whether our reserve estimates will prove to be high or low, or whether one of the alternative scenarios discussed above is reasonably likely to occur. The above tables show the potential favorable or unfavorable development we will realize if our estimates miss by 2% or 4%.

B. Credit Losses on Financial Instruments

An allowance for credit losses is established when the ultimate realization of a financial instrument is determined to be impaired due to a credit event. Measurement of expected credit losses is based on judgment when considering relevant information about past events, including historical loss experience, current conditions, and forecasts of the collectability of the reported financial instrument. The allowance for expected credit losses is measured and recorded at the point ultimate recoverability of the financial instrument is expected to be impaired, including upon the initial recognition of the financial instrument, where warranted. We evaluate financial instrument credit losses related to our available-for-sale securities, reinsurance recoverables, and premiums receivables. Due to the complex nature in evaluating credit loss for our available-for-sale financial instruments, we view the estimates and assumptions used in our analysis as critical.

We routinely monitor our fixed-maturity portfolio for pricing changes that might indicate potential losses exist and perform detailed reviews of securities with unrealized losses to determine if an allowance for credit losses, a change to an existing allowance (recovery or additional loss), or a write-off for an amount deemed uncollectible needs to be recorded. In such cases, changes in fair value are evaluated to determine the extent to which such changes are attributable to:
(i) credit related losses, which are specific to the issuer (e.g., financial conditions, business prospects) where the present value of cash flows expected to be collected is lower than the amortized cost basis of the security or (ii) market related factors, such as interest rates or credit spreads.

If we do not expect to hold the security to allow for a potential recovery of those expected losses, we will write down the security to fair value and recognize a realized loss in the comprehensive income statement.

For securities whose losses are credit related losses, and for which we do not intend to sell in the near term, we will review the non-market components to determine if a potential future credit loss exists, based on available financial data related to the fixed-maturity securities. If we project that a credit loss exists, we will record an allowance for the credit loss and recognize a realized loss in the comprehensive income statement. For all securities for which an allowance for credit losses has been established, we will re-evaluate the securities, at least quarterly, to determine if further deterioration has occurred or if we project a subsequent recovery in the expected losses, which would require an adjustment to the allowance for credit losses. To the extent we determine that we will likely sell a security prior to recovery of the credit loss, or if the loss is deemed uncollectible, we will write down the security to its fair value and reverse any credit loss allowance that may have been previously recorded.

For an unrealized loss that is determined to be related to current market conditions, we will not record an allowance for credit losses or a write down to fair value. We will continue to monitor these securities to determine if underlying factors other than the current market conditions are contributing to the loss in value.

Based on an analysis of our fixed-maturity portfolio, we have determined our allowance for credit losses related to available-for-sale securities was not material to our financial condition or results of operations for the periods ending December 31, 2023 and 2022.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: *Investors are cautioned that certain statements in this report not based upon historical fact are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements often use words such as "estimate," "expect," "intend," "plan," "believe," "goal," "target," "anticipate," "will," "could," "likely," "may," "should," and other words and terms of similar meaning, or are tied to future periods, in connection with a discussion of future operating or financial performance. Forward-looking statements are not guarantees of future performance, are based on current expectations and projections about future events, and are subject to certain risks, assumptions and uncertainties that could cause actual events and results to differ materially from those discussed herein. These risks and uncertainties include, without limitation, uncertainties related to:*

- *our ability to underwrite and price risks accurately and to charge adequate rates to policyholders;*
- *our ability to establish accurate loss reserves;*
- *the impact of severe weather, other catastrophe events, and climate change;*
- *the effectiveness of our reinsurance programs and the continued availability of reinsurance and performance by reinsurers;*
- *the secure and uninterrupted operation of the systems, facilities, and business functions and the operation of various third-party systems that are critical to our business;*
- *the impacts of a security breach or other attack involving our technology systems or the systems of one or more of our vendors;*
- *our ability to maintain a recognized and trusted brand and reputation;*
- *whether we innovate effectively and respond to our competitors' initiatives;*
- *whether we effectively manage complexity as we develop and deliver products and customer experiences;*
- *our ability to attract, develop, and retain talent and maintain appropriate staffing levels;*
- *the impact of misconduct or fraudulent acts by employees, agents, and third parties to our business and/or exposure to regulatory assessments;*
- *the highly competitive nature of property-casualty insurance markets;*
- *whether we adjust claims accurately;*
- *compliance with complex and changing laws and regulations;*
- *litigation challenging our business practices, and those of our competitors and other companies;*
- *the success of our business strategy and efforts to acquire or develop new products or enter into new areas of business and our ability to navigate the related risks;*
- *how intellectual property rights affect our competitiveness and our business operations;*
- *the success of our development and use of new technology and our ability to navigate the related risks;*
- *the performance of our fixed-income and equity investment portfolios;*
- *the impact on our investment returns and strategies from regulations and societal pressures relating to environmental, social, governance and other public policy matters;*
- *our continued ability to access our cash accounts and/or convert investments into cash on favorable terms;*
- *the impact if one or more parties with which we enter into significant contracts or transact business fail to perform;*
- *legal restrictions on our insurance subsidiaries' ability to pay dividends to The Progressive Corporation;*
- *our ability to obtain capital when necessary to support our business and potential growth;*
- *evaluations and ratings by credit rating and other rating agencies;*
- *the variable nature of our common share dividend policy;*
- *whether our investments in certain tax-advantaged projects generate the anticipated returns;*
- *the impact from not managing to short-term earnings expectations in light of our goal to maximize the long-term value of the enterprise;*
- *the impacts of epidemics, pandemics, or other widespread health risks; and*
- *other matters described from time to time in our releases and publications, and in our periodic reports and other documents filed with the United States Securities and Exchange Commission, including, without limitation, the Risk Factors section of our Annual Report on Form 10-K for the year ending December 31, 2023.*

Any forward-looking statements are made only as of the date presented. Except as required by applicable law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

In addition, investors should be aware that accounting principles generally accepted in the United States prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when we establish reserves for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

Supplemental Information

The Progressive Corporation and Subsidiaries

Ten Year Summary – Selected Financial Information

(unaudited)

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2023	2022	2021	2020	2019
Net premiums written	$ 61,550.2	$ 51,081.1	$ 46,405.2	$ 40,568.7	$ 37,577.9
Growth	20 %	10 %	14 %	8 %	15 %
Net premiums earned	$ 58,664.4	$ 49,241.2	$ 44,368.7	$ 39,261.6	$ 36,192.4
Growth	19 %	11 %	13 %	8 %	17 %
Policies in force (thousands):					
Personal Lines	25,494.5	23,455.4	22,735.7	21,413.5	19,408.6
Growth	9 %	3 %	6 %	10 %	9 %
Commercial Lines	1,098.5	1,046.4	971.2	822.0	751.4
Growth	5 %	8 %	18 %	9 %	8 %
Property[1]	3,096.5	2,851.3	2,776.2	2,484.4	2,202.1
Growth[1]	9 %	3 %	12 %	13 %	14 %
Total revenues	$ 62,108.5	$ 49,610.7	$ 47,702.0	$ 42,658.1	$ 39,022.3
Underwriting margins:[2]					
Personal Lines	6.2 %	4.0 %	4.6 %	13.2 %	9.5 %
Commercial Lines	1.2 %	8.9 %	11.1 %	13.0 %	10.4 %
Property[1]	1.1 %	(10.5)%	(15.3)%	(7.1)%	(1.7)%
Total underwriting operations	5.1 %	4.2 %	4.7 %	12.3 %	9.1 %
Net income attributable to Progressive	$ 3,902.4	$ 721.5	$ 3,350.9	$ 5,704.6	$ 3,970.3
Per common share - diluted	$ 6.58	$ 1.18	$ 5.66	$ 9.66	$ 6.72
Average equivalent common shares - diluted	587.5	587.1	587.1	587.6	587.2
Comprehensive income (loss) attributable to Progressive	$ 5,088.7	$ (2,121.2)	$ 2,459.9	$ 6,291.9	$ 4,432.9
Total assets	$ 88,690.8	$ 75,465.0	$ 71,132.3	$ 64,098.3	$ 54,895.3
Debt outstanding	$ 6,888.6	$ 6,388.3	$ 4,898.8	$ 5,396.1	$ 4,407.1
Redeemable noncontrolling interest	$ —	$ —	$ —	$ —	$ 225.6
Total shareholders' equity	$ 20,277.1	$ 15,891.0	$ 18,231.6	$ 17,038.6	$ 13,673.2
Statutory surplus	$ 22,249.6	$ 17,879.9	$ 16,423.7	$ 15,194.6	$ 13,671.1
Common shares outstanding	585.3	584.9	584.4	585.2	584.6
Common share close price (at December 31)	$ 159.28	$ 129.71	$ 102.65	$ 98.88	$ 72.39
Rate of return[3]	23.2 %	26.8 %	10.8 %	41.4 %	25.1 %
Market capitalization	$ 93,226.6	$ 75,867.4	$ 59,988.7	$ 57,864.6	$ 42,319.2
Book value per common share	$ 33.80	$ 26.32	$ 30.35	$ 28.27	$ 22.54
Ratios:					
Return on average common shareholders' equity:					
Net income attributable to Progressive	22.9 %	4.4 %	18.6 %	35.6 %	31.3 %
Comprehensive income (loss) attributable to Progressive	30.0 %	(13.5)%	13.6 %	39.3 %	35.0 %
Debt to total capital[4]	25.4 %	28.7 %	21.2 %	24.1 %	24.4 %
Price to earnings	24.2	109.9	18.1	10.2	10.8
Price to book	4.7	4.9	3.4	3.5	3.2
Net premiums written to statutory surplus	2.8	2.9	2.8	2.7	2.7
Statutory combined ratio	94.3	95.3	94.8	87.9	90.5
Dividends declared per common share[5]	$ 1.15	$ 0.40	$ 1.90	$ 4.90	$ 2.65
Number of people employed	61,432	55,063	49,077	43,326	41,571

[1] We began reporting our Property business as a segment on April 1, 2015, therefore, year-over-year growth for 2015 is not applicable (NA).

[2] Underwriting margins are calculated as pretax underwriting profit (loss), as defined in *Note 10 – Segment Information*, as a percentage of net premiums earned. Policyholder credits are included in pretax underwriting profit (loss), as applicable.

[3] Represents annual rate of return, assuming dividend reinvestment.

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2018	2017	2016	2015	2014
Net premiums written	$ 32,609.9	$ 27,132.1	$ 23,353.5	$ 20,564.0	$ 18,654.6
Growth	20 %	16 %	14 %	10 %	8 %
Net premiums earned	$ 30,933.3	$ 25,729.9	$ 22,474.0	$ 19,899.1	$ 18,398.5
Growth	20 %	14 %	13 %	8 %	8 %
Policies in force (thousands):					
Personal Lines	17,759.0	16,075.5	14,656.8	13,764.7	13,261.9
Growth	10 %	10 %	6 %	4 %	2 %
Commercial Lines	696.9	646.8	607.9	555.8	514.7
Growth	8 %	6 %	9 %	8 %	0 %
Property[1]	1,936.5	1,461.7	1,201.9	1,076.5	—
Growth[1]	32 %	22 %	12 %	NA	—
Total revenues	$ 31,979.0	$ 26,839.0	$ 23,441.4	$ 20,853.8	$ 19,391.4
Underwriting margins:[2]					
Personal Lines	9.7 %	6.9 %	4.7 %	6.5 %	6.7 %
Commercial Lines	13.3 %	7.7 %	6.4 %	15.9 %	17.2 %
Property[1]	(6.9)%	(5.1)%	3.8 %	10.1 %	—
Total underwriting operations	9.4 %	6.6 %	4.9 %	7.5 %	7.7 %
Net income attributable to Progressive	$ 2,615.3	$ 1,592.2	$ 1,031.0	$ 1,267.6	$ 1,281.0
Per common share - diluted	$ 4.42	$ 2.72	$ 1.76	$ 2.15	$ 2.15
Average equivalent common shares - diluted	586.7	585.7	585.0	589.2	594.8
Comprehensive income (loss) attributable to Progressive	$ 2,520.1	$ 1,941.0	$ 1,164.0	$ 1,044.9	$ 1,352.4
Total assets	$ 46,575.0	$ 38,701.2	$ 33,427.5	$ 29,819.3	$ 25,787.6
Debt outstanding	$ 4,409.9	$ 3,306.3	$ 3,148.2	$ 2,707.9	$ 2,164.7
Redeemable noncontrolling interest	$ 214.5	$ 503.7	$ 483.7	$ 464.9	$ —
Total shareholders' equity	$ 10,821.8	$ 9,284.8	$ 7,957.1	$ 7,289.4	$ 6,928.6
Statutory surplus	$ 11,571.8	$ 9,664.4	$ 8,560.0	$ 7,575.5	$ 6,442.8
Common shares outstanding	583.2	581.7	579.9	583.6	587.8
Common share close price (at December 31)	$ 60.33	$ 56.32	$ 35.50	$ 31.80	$ 26.99
Rate of return[3]	9.3 %	61.6 %	14.7 %	20.9 %	5.3 %
Market capitalization	$ 35,184.5	$ 32,761.3	$ 20,586.5	$ 18,558.5	$ 15,864.7
Book value per common share	$ 17.71	$ 15.96	$ 13.72	$ 12.49	$ 11.79
Ratios:					
Return on average common shareholders' equity:					
Net income attributable to Progressive	24.7 %	17.8 %	13.2 %	17.2 %	19.1 %
Comprehensive income (loss) attributable to Progressive	23.8 %	21.7 %	14.9 %	14.2 %	20.1 %
Debt to total capital[4]	28.9 %	26.3 %	28.3 %	27.1 %	23.8 %
Price to earnings	13.6	20.7	20.2	14.8	12.6
Price to book	3.4	3.5	2.6	2.5	2.3
Net premiums written to statutory surplus	2.8	2.8	2.7	2.7	2.9
Statutory combined ratio	89.9	92.8	94.8	91.8	92.1
Dividends declared per common share[5]	$ 2.5140	$ 1.1247	$ 0.6808	$ 0.8882	$ 0.6862
Number of people employed	37,346	33,656	31,721	28,580	26,501

[4] Ratio reflects debt as a percent of debt plus shareholders' equity; redeemable noncontrolling interest is not part of this calculation.

[5] Represents dividends pursuant to the dividend policy in place for the applicable year (see *Note 14 – Dividends* for further discussion).

The Progressive Corporation and Subsidiaries
Performance Graph
(unaudited)

The following performance graph compares the performance of Progressive's Common Shares (PGR) to the Standard & Poor's 500 Stock Index (S&P 500 Index) and the Standard & Poor's 500 Property & Casualty Insurance Index (S&P 500 P/C Group) for the last five years.

Cumulative Five-Year Total Return*

PGR, S&P 500 Index, S&P 500 P/C Group (Performance Results through 12/31/23)



For the years ended December 31,	(Assumes $100 was invested at the close of trading on December 31, 2018)				
	2019	2020	2021	2022	2023
PGR	$ 125.06	$ 176.81	$ 195.94	$ 248.45	$ 305.97
S&P 500 Index	131.50	155.61	200.24	163.93	206.98
S&P 500 P/C Group	125.87	133.84	157.27	186.95	207.05

*Assumes reinvestment of dividends

Quantitative Market Risk Disclosures

(unaudited)

Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2023, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices. The discussion below relates to instruments entered into for purposes other than trading; we had no trading financial instruments at December 31, 2023 and 2022. See *Management's Discussion and Analysis of Financial Condition and Results of Operations – Investments* for our discussion of the qualitative information about market risk.

Financial instruments subject to interest rate risk were:

	Fair Value				
(millions)	**-200 bps Change**	**-100 bps Change**	**Actual**	**+100 bps Change**	**+200 bps Change**
U.S. government obligations	$ 39,690.3	$ 38,244.6	$ 36,869.4	$ 35,564.8	$ 34,330.7
State and local government obligations	2,324.0	2,266.9	2,202.8	2,131.4	2,053.1
Foreign government obligations	17.2	16.7	16.3	15.9	15.5
Asset-backed securities	10,253.6	10,090.0	9,932.3	9,780.5	9,634.6
Corporate securities	11,809.5	11,491.3	11,183.7	10,886.8	10,600.6
Preferred stocks	1,129.1	1,102.0	1,075.8	1,050.7	1,026.5
Short-term investments	1,789.9	1,789.9	1,789.9	1,789.9	1,789.9
Total at December 31, 2023	$ 67,013.6	$ 65,001.4	$ 63,070.2	$ 61,220.0	$ 59,450.9
Total at December 31, 2022	$ 53,798.6	$ 52,234.3	$ 50,726.8	$ 49,281.3	$ 47,903.8

Exposure to risk is represented in terms of changes in fair value due to selected hypothetical movements in market rates. Bonds and preferred stocks are individually priced to yield to the worst case scenario, which includes any issuer-specific features, such as a call option. Asset-backed securities and state and local government housing securities are priced assuming deal specific prepayment scenarios, considering the deal structure, prepayment penalties, yield maintenance agreements, and the underlying collateral.

Financial instruments subject to equity market risk were:

	Fair Value		
(millions)	**-10%**	**Actual**	**+10%**
Common equities at December 31, 2023	$ 2,621.4	$ 2,928.4	$ 3,235.4
Common equities at December 31, 2022	$ 2,541.7	$ 2,821.5	$ 3,101.3

The model represents the estimated value of our common equity portfolio given a +/-10% change in the market, based on the common equity portfolio's weighted average beta of 1.0 for 2023 and 2022. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common equity portfolio's beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movements. Betas are not available for all securities. In such cases, the change in fair value reflects a direct +/-10% change; the portion of our securities without betas is 1.5%.

The Progressive Corporation and Subsidiaries
Net Premiums Written by State
(unaudited)

($ in millions)	2023		2022		2021		2020		2019	
Florida	$ 9,096.5	14.8 %	$ 7,144.6	14.0 %	$ 6,290.7	13.6 %	$ 5,533.7	13.6 %	$ 5,233.4	13.9 %
Texas	7,809.0	12.7	6,089.3	11.9	5,343.5	11.5	4,530.5	11.2	4,081.0	10.8
California	3,407.5	5.5	2,867.1	5.6	2,585.1	5.6	2,241.2	5.5	2,208.8	5.9
Georgia	2,928.3	4.8	2,443.8	4.8	2,147.7	4.6	1,860.9	4.6	1,645.3	4.4
New York	2,416.0	3.9	2,056.1	4.0	2,008.6	4.3	1,932.8	4.8	1,843.2	4.9
Michigan	2,255.3	3.7	2,014.9	4.0	1,962.7	4.2	1,797.6	4.4	1,673.5	4.4
New Jersey	1,911.4	3.1	1,599.9	3.1	1,417.5	3.1	1,242.0	3.1	1,192.3	3.2
Ohio	1,851.0	3.0	1,708.9	3.3	1,563.0	3.4	1,404.2	3.4	1,339.5	3.6
Pennsylvania	1,803.7	2.9	1,670.2	3.3	1,504.8	3.2	1,327.2	3.3	1,268.3	3.4
Arizona	1,582.6	2.6	1,233.8	2.4	1,040.0	2.2	911.2	2.3	843.0	2.3
All other	26,488.9	43.0	22,252.5	43.6	20,541.6	44.3	17,787.4	43.8	16,249.6	43.2
Total	$61,550.2	100.0 %	$51,081.1	100.0 %	$46,405.2	100.0 %	$40,568.7	100.0 %	$37,577.9	100.0 %

Insurance Quotes, Claims Reporting, and Customer Service

	Personal autos, motorcycles, recreational vehicles, homeowners, other property, and renters	**Commercial autos/trucks, business property, and general liability**
To receive a quote	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-888-806-9598 progressivecommercial.com
To report a claim	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-888-502-8330 progressivecommercial.com
For customer service:		
If you bought your policy directly through Progressive online or by phone	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-800-895-2886 progressivecommercial.com
If you bought your policy through an independent agent or broker	1-800-925-2886 (1-800-300-3693 in California) progressive.com/agent	1-800-895-2886 progressivecommercial.com
If you bought your policy through an independent agent or broker for the state of California	1-800-300-3693 Driveinsurance.com	1-800-895-2886 progressivecommercial.com

In addition, iPhone® and Android® users can download the Progressive mobile app to start a quote, report a claim, or service a policy.

Principal Office
The Progressive Corporation
6300 Wilson Mills Road
Mayfield Village, Ohio 44143
440-461-5000
progressive.com

Annual Meeting The Annual Meeting of Shareholders will take place on Friday, May 10, 2024, at 10:00 a.m., eastern time. This meeting will be held by online webcast only. You will be able to attend and participate in the Annual Meeting via live webcast by visiting virtualshareholdermeeting.com/PGR2024. To participate in the meeting, you must have your 16-digit control number that is shown on your proxy card. You will not be able to attend the Annual Meeting in person.

Online Annual Report and Proxy Statement Our 2023 Annual Report to Shareholders can be found at: progressive.com/annualreport.

Our 2024 Proxy Statement and 2023 Annual Report to Shareholders, in a PDF format, can be found at: progressiveproxy.com.

Shareholder/Investor Relations Progressive does not maintain a mailing list for distribution of shareholders' reports. To view Progressive's publicly filed documents, shareholders can access our website: progressive.com/sec. To view our earnings and other releases, access our website: progressive.com/financial-releases.

For financial-related information or to request copies of Progressive's publicly filed documents free of charge, write to: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, Ohio 44143, email: investor_relations@progressive.com, or call: 440-395-2222.

For all other company information, call: 440-461-5000 or access our website at: progressive.com/contactus.

Transfer Agent and Registrar *Registered Shareholders:* If you have questions or changes to your account and your Progressive common shares are registered in your name, write to: Equiniti Trust Company, LLC, 48 Wall Street, Floor 23, New York, NY 10005; phone: 1-866-709-7695; email: HelpAST@equiniti.com; or visit their website at: equiniti.com/us.

Beneficial Shareholders: If your Progressive common shares are held in a brokerage or other financial institution account, contact your broker or financial institution directly regarding questions or changes to your account.

Common Shares, Holders, and Dividends The Progressive Corporation's common shares are traded on the New York Stock Exchange (symbol PGR). There were 1,675 shareholders of record on January 31, 2024. Progressive currently has a dividend policy under which the Board expects to declare regular, quarterly common share dividends and, on at least an annual basis, to consider declaring an additional variable common share dividend. The dividend policy can be found at: progressive.com/dividend.

Counsel Baker & Hostetler LLP, Cleveland, Ohio

Corporate Governance Progressive's Corporate Governance Guidelines and Board Committee Charters are available at: progressive.com/governance.

Accounting Complaint Procedure Any employee or other interested party with a complaint or concern regarding accounting, internal accounting controls, or auditing matters relating to Progressive may report such complaint or concern directly to the Chairperson of the Audit Committee, as follows:

Stuart B. Burgdoerfer, Chair of the Audit Committee, auditchair@progressive.com.

Any such complaint or concern also may be reported anonymously over the following toll-free Alertline: 1-800-683-3604 or online at: progressivealertline.com.

Progressive will not retaliate against any individual by reason of his or her having made such a complaint or reported such a concern in good faith. View the complete procedures at: progressive.com/governance.

Contact Non-Management Directors Interested parties have the ability to contact the non-management directors as a group by sending a written communication clearly addressed to the non-management directors to either of the following:

Lawton W. Fitt, Chairperson of the Board, The Progressive Corporation, email: chair@progressive.com; or

David M. Stringer, Secretary, The Progressive Corporation, 6300 Wilson Mills Road, Mayfield Village, Ohio 44143 or email: secretary@progressive.com.

The recipient will forward communications so received to the non-management directors.

Whistleblower Protections Progressive will not retaliate against any officer or employee of Progressive because of any lawful act done by the officer or employee to provide information or otherwise assist in investigations regarding conduct that the officer or employee reasonably believes to be a violation of federal securities laws or of any rule or regulation of the Securities and Exchange Commission. View the complete Whistleblower Protections at: progressive.com/governance.

Charitable Contributions We contribute to: (i) The Insurance Institute for Highway Safety to further its work in reducing the human trauma and economic costs of auto accidents; (ii) Humble Design, a nonprofit organization we partnered with to furnish homes for families and veterans transitioning from homelessness; (iii) Family Promise, a nonprofit organization that helps families experiencing homelessness and low-income families achieve sustainable independence through a community-based response; and (iv) The Progressive Insurance Foundation.

To more broadly represent our employees and their communities, The Progressive Insurance Foundation provides funds to national charitable organizations identified by our Employee Resource Groups and to eligible 501(c)(3) charitable organizations chosen by each participating employee's recommendation, without requiring the employee to contribute. Over the last five years, The Progressive Insurance Foundation provided on average approximately $6 million per year to these charitable organizations.

Social Responsibility and Sustainability Progressive uses an online format to communicate our social responsibility efforts, and we see sustainability as part of the value we bring to our shareholders, customers, employees, agents, and communities. Our social responsibility and sustainability reports can be found at: progressive.com/socialresponsibility and progressive.com/sustainability, respectively.

Directors

Danelle M. Barrett[6,7]
United States Navy,
Rear Admiral, Retired
(military)

Philip Bleser[1,5,7]
Retired Chairman of Global Corporate
Banking,
JPMorgan Chase & Co.
(financial services)

Stuart B. Burgdoerfer[1,6,7]
Retired Executive Vice President and
Chief Financial Officer,
L Brands, Inc.
(retailing)

Pamela J. Craig[3,6,7]
Retired Chief Financial Officer,
Accenture PLC
(global management consulting)

Charles A. Davis[4,7]
Chief Executive Officer,
Stone Point Capital LLC
(private equity investing)

Roger N. Farah[2,3,5,7]
Retired Executive Director,
Tory Burch LLC
(retailing)

Lawton W. Fitt[2,4,5,7]
Chairperson of the Board,
The Progressive Corporation
Retired Partner,
Goldman Sachs Group
(financial services)

Susan Patricia Griffith[2]
President and
Chief Executive Officer,
The Progressive Corporation

Devin C. Johnson[6,7]
President and Chief Operating Officer,
The SpringHill Company
(global consumer and entertainment)

Jeffrey D. Kelly[1,7]
Retired Chief Operating Officer and
Chief Financial Officer,
RenaissanceRe Holdings Ltd.
(reinsurance services)

Barbara R. Snyder[3,7]
President,
The Association of American Universities
(higher education)

Kahina Van Dyke[4,6,7]
Operating Partner,
Advent International
(global private equity)

1 Audit Committee Member
2 Executive Committee Member
3 Compensation Committee Member
4 Investment & Capital Committee
   Member
5 Nominating & Governance
   Committee Member
6 Technology Committee Member
7 Independent Director

Corporate Officers

Lawton W. Fitt
Chairperson of the Board
(non-executive)

Susan Patricia Griffith
President
and Chief Executive Officer

John P. Sauerland
Vice President
and Chief Financial Officer

David M. Stringer
Vice President, Secretary,
and Chief Legal Officer

Patrick S. Brennan
Treasurer

Mariann Wojtkun Marshall
Vice President, Assistant Secretary,
and Chief Accounting Officer

Other Executive Officers

Karen B. Bailo
Commercial Lines President

Jonathan S. Bauer
Chief Investment Officer

Steven A. Broz
Chief Information Officer

Patrick K. Callahan
Personal Lines President

William L. Clawson II
Chief Human Resources Officer

Remi Kent
Chief Marketing Officer

John Murphy
Claims President

Lori Niederst
Customer Relationship Management
President

Andrew J. Quigg
Chief Strategy Officer

©2024 The Progressive Corporation

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]



artwork Geoff McFetridge
front: *The Interconnectedness of Uncertainty*, 2024
back: *Untitled (Study)*, 2023
cover design Nesnadny + Schwartz



GM2023